The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on August 24, 2016

as Amendment No. 2 to the confidential submission

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

PLAYA HOTELS & RESORTS B.V.(1)

(Exact Name of Registrant as Specified in Governing Instruments)

The Netherlands	7011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bruce D. Wardinski

Chief Executive Officer

Playa Hotels & Resorts B.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

+31 20 521 47 77

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Playa Hotels & Resorts B.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

+31 20 521 47 77

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Eve N. Howard, Esq. Michael E. McTiernan, Esq. Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	Edward F. Petrosky, Esq. Bartholomew A. Sheehan III, Esq. Jason A. Friedhoff, Esq. Sidley Austin LLP 787 Seventh Avenue New York, N.Y. 10019 Phone: (212) 839-5300 Facsimile: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

(1)	The registrant will be converted from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap) and renamed Playa Hotels & Resorts N.V. prior to the completion of this offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 24, 2016

PROSPECTUS

Shares

PLAYA HOTELS & RESORTS N.V.

Ordinary Shares

This is the initial public offering of Playa Hotels & Resorts N.V. We are selling                     ordinary shares.

No public market currently exists for our ordinary shares. We currently expect the initial public offering price of our ordinary shares to be between $                     and $                     per share.

We intend to apply for the listing of our ordinary shares on the New York Stock Exchange (”NYSE”), under the symbol “                     .”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves substantial risks. See “Risk Factors” beginning on page 18 of this prospectus to read about factors you should consider before making a decision to invest in our ordinary shares.

	Per Ordinary Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                 ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about                     , 2016.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus is                     , 2016

[INSERT IMAGE FOR INSIDE COVER]

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “our” and “us” refer to Playa Hotels & Resorts N.V., after giving effect to its conversion to a Dutch public limited liability company (naamloze vennootschap), together with its subsidiaries.

Industry and Market Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary—Industry Overview and All-Inclusive Market Overview,” “Industry Overview and All-Inclusive Market Overview” and “Our Business and Resorts,” and where otherwise indicated. These market data and industry forecasts and projections are based on or derived from a market study prepared for us in June 2016 by Jones Lang LaSalle (“JLL”), a financial and professional services firm that specializes in commercial real estate services and investment management, in connection with this offering. We have paid JLL a fee for such services. Such information is included herein in reliance on JLL’s authority as an expert on such matters. See “Experts.” We believe the data prepared by JLL is reliable, but we have not independently investigated or verified this information. Any forecasts or projections prepared by JLL are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. The forecasts and projections are based on industry surveys and JLL’s experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved.

This prospectus contains registered trademarks of Hyatt (as defined below). None of Hyatt, HI Holdings Playa (as defined below), our other existing equity investors, their respective parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, shareholders, owners, agents or employees (in such capacities) is or will be an issuer or underwriter of the ordinary shares being offered hereby, plays or will play any role in the offer or sale of our ordinary shares, has endorsed or will endorse the offer of ordinary shares hereby, has or will have any responsibility for the creation or contents of this prospectus, or has or will have any liability or responsibility whatsoever arising out of or related to the offer or sale of the ordinary shares being offered hereby, including any liability or responsibility for any financial statements or other financial information contained in this prospectus or information otherwise disseminated in connection with the offer or sale of the ordinary shares offered hereby.

In this prospectus:

The term “AMResorts” refers to AMR Management MX, S. de R.L. de C.V., AM Resorts, L.P. and AMR Resort Management, LLC, which are third party managers of five of our resorts.

The term “BD Real Shareholder” refers to the prior owner of Real Resorts (as defined below).

The term “FCM” refers to Farallon Capital Management, L.L.C. The term “Farallon” refers to FCM, collectively with its affiliates, exclusive sub-advisors and the funds and accounts managed thereby.

The term “Hyatt” refers to Hyatt Hotels Corporation and its affiliates. The term “HI Holdings Playa” refers to HI Holdings Playa B.V., an affiliate of Hyatt that received ordinary shares and cumulative redeemable preferred shares (“preferred shares”) issued as part of our Formation Transactions (as defined below).

The term “Hyatt Resort Agreements” means the franchise and other related agreements between Hyatt, on the one hand, and us (or any other applicable Resort Owner (as defined in “Our Business and Resorts—Our Hyatt Resort Agreements”)), on the other hand, relating to the operation of a resort under one or both of the Hyatt All-Inclusive Resort Brands (as defined below).

The term “prior parent” refers to Playa Hotels & Resorts, S.L. and certain of its subsidiaries.

The term “Real Resorts” refers to Desarrollos GCR, S. de R. L. de C.V., Gran Desing & Factory, S. de R. L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V., Playa Gran, S. de R. L. de C.V. and BD Real Resorts, S. de R.L. de C.V. and its subsidiaries, collectively, which owned and managed the four all-inclusive resorts located in Cancún that we acquired as part of our Formation Transactions. References to the “resort management company” of Real Resorts refer to, collectively, the resort management assets and operations acquired from the BD Real Shareholder as part of our Formation Transactions.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations in Mexico and the Caribbean. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. We own a portfolio consisting of 13 resorts (6,142 rooms) located in Mexico, the Dominican Republic and Jamaica. All-inclusive resorts provide guests with an integrated experience through prepaid packages of room accommodations, food and beverage services and entertainment activities. We believe that our properties are among the finest all-inclusive resorts in the markets they serve. All of our resorts offer guests luxury accommodations, noteworthy architecture, extensive on-site activities and multiple food and beverage options. Our guests also have the opportunity to purchase upgrades from us such as premium rooms, dining experiences, wines and spirits and spa packages. For the year ended December 31, 2015, we generated net income of $9.7 million, total revenue of $408.3 million, Net Package RevPAR (as defined below) of approximately $179 and Adjusted EBITDA (as defined below) of $101.7 million. For the six months ended June 30, 2016, we generated net income of $46.4 million, total revenue of $287.3 million, Net Package RevPAR of approximately $218 and Adjusted EBITDA of $100.3 million. This represents increases from the six months ended June 30, 2015, during which we generated net income of $24.3 million, total revenue of $214.9 million, Net Package RevPAR of approximately $201 and Adjusted EBITDA of $68.0 million.

We believe that our resorts have a competitive advantage due to their location, extensive amenities, scale and guest-friendly design. Our portfolio is comprised of all-inclusive resorts that share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in countries with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further revenues and earnings growth through incremental renovation or repositioning opportunities.

We focus on the all-inclusive resort business because we believe it is a rapidly growing segment of the lodging industry that provides our guests and us with compelling opportunities. Our all-inclusive resorts provide guests with an attractive vacation experience that offers value and a high degree of cost certainty, as compared to traditional resorts, where the costs of discretionary food and beverage services and other amenities can be unpredictable and significant. We believe that the all-inclusive model provides us with more predictable revenue, expenses and occupancy rates as compared to other lodging industry business models because, among other reasons, guests at all-inclusive resorts often book and pay for their stays further in advance than guests at traditional resorts. Since stays are generally booked and paid for in advance, customers are less likely to cancel, which allows us to manage onsite expenses and protect operating margins accordingly. These characteristics of the all-inclusive model allow us to more accurately adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. We also have the opportunity to generate incremental revenue by offering upgrades, premium services and amenities not included in the all-inclusive package. For the year ended December 31, 2015, over 53% of our guests came from the United States. We believe that guests from the United States purchase upgrades, premium services and amenities that are not included in the all-inclusive package more frequently than guests from other markets.

Our portfolio consists of resorts marketed under a number of different all-inclusive brands. Hyatt Ziva, Gran and Dreams are all-ages brands. Hyatt Zilara, THE Royal and Secrets are adults-only brands. We believe that these brands enable us to differentiate our resorts and attract a loyal guest base.

We have a strategic relationship with Hyatt, a global lodging company with widely recognized brands, pursuant to which we jointly developed the standards for the operation of the all-ages Hyatt Ziva and the adults-only Hyatt Zilara brands (together, the “Hyatt All-Inclusive Resort Brands”). We currently are the only Hyatt-approved operator of the Hyatt All-Inclusive Resort Brands and we have rebranded five of our resorts under the Hyatt All-Inclusive Resort Brands since 2013. Pursuant to a strategic alliance agreement (the “Hyatt Strategic Alliance Agreement”), we and Hyatt have provided each other a right of first offer through 2018 with respect to development opportunities in Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama. Specifically, if we intend to pursue a resort development opportunity in these countries, we must offer Hyatt the right to enter into a franchise agreement with respect to such resort, and if Hyatt intends to pursue a Hyatt All-Inclusive Resort Brand resort development opportunity in these countries, Hyatt must negotiate in good faith the terms of a management agreement under which we would manage the resort. In addition, if either party is approached by a third party with respect to the management or franchising of an all-inclusive resort in the foregoing areas, and such third party has not identified a manager or franchisor for the resort, the parties have agreed to notify each other and provide an introduction to the third party for the purposes of negotiating a management agreement or a franchise agreement, as the case may be. In addition to creating potential future opportunities to expand our business, we believe that our strategic relationship with Hyatt will further establish us as a leader in the all-inclusive resort business by providing our Hyatt All-Inclusive Resort Brand resorts access to Hyatt’s distribution channels and guest base that includes leisure travelers. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders. In pursuit of this goal, we will seek to leverage our senior management team’s operational expertise and experience in acquiring, expanding, renovating, repositioning, rebranding and managing resorts. In addition, upon the completion of this offering, as the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry, we believe that we will be well-positioned to acquire additional all-inclusive resorts and traditional resorts or hotels that we can convert to the all-inclusive model, as we seek to aggregate an increasingly larger portfolio in the highly fragmented all-inclusive segment of the lodging industry.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners, operators, developers and acquirers of all-inclusive resorts:

•	Premier Collection of All-Inclusive Resorts in Highly Desirable Locations. We believe that our portfolio represents a premier collection of all-inclusive resorts. Our resorts, a number of which have received public recognitions for excellence, are located in prime beachfront locations in popular vacation destinations, including Cancún, Playa del Carmen, Puerto Vallarta and Los Cabos in Mexico, Punta Cana in the Dominican Republic and Montego Bay in Jamaica. Guests may conveniently access our resorts from a number of North American and other international gateway markets. Our portfolio has been well-maintained and, in some cases, recently renovated and is in excellent physical condition. Since January 2014, we have made $228.5 million, or approximately $109,200 per room, of development capital improvements at four of our resorts, which included the addition of 362 rooms.

•

Recently Renovated Portfolio with Significant Embedded Growth Opportunities. We believe there are significant opportunities within our portfolio to increase revenue and Adjusted EBITDA from the recently completed expansion, renovation, repositioning and rebranding of certain of our resorts. By redeveloping and rebranding our properties and offering additional amenities to our guests, we endeavor to increase both occupancy and Net Package ADR (as defined below) at these properties in order to achieve attractive risk-adjusted returns on our invested capital. For example, in late 2014, we completed the process of expanding, renovating, repositioning and rebranding our Jamaica resort, which was formerly operated as a Ritz-Carlton hotel by the previous owner. The property was rebranded under both the all-ages Hyatt Ziva brand and the adults-only Hyatt Zilara brand. For the six months ended June 30, 2016, our Hyatt Ziva and Hyatt Zilara Rose Hall resort in Jamaica generated net income of $8.0 million and Adjusted EBITDA of $11.7 million. In addition, in late 2015 we completed the expansion and renovation of the resort formerly known as Dreams Cancún, and we rebranded it as Hyatt Ziva Cancún. We also renovated the resort formerly known as Dreams Puerto Vallarta, and rebranded it as Hyatt Ziva Puerto Vallarta. In conjunction with these two rebrandings, we also internalized management and eliminated the management fees that we previously paid to a third-party manager with respect to these resorts. While all three rebranded resorts registered a combined revenue growth of 113.3% in the six months ended June 30, 2016, compared to the corresponding 2015 period, we believe these resorts are still in their ramp-up phase and there is room for future growth in their operational results. We believe that these initiatives, which favorably impacted revenue in 2015 and the six months ended June 30, 2016, will be significant drivers of future growth. We also believe that we can generate earnings growth by internalizing, over time, resort management functions at the five resorts in our portfolio that we currently do not manage. We may also seek additional growth at these and other resorts through targeted, smaller investments where we believe we can achieve attractive risk-adjusted returns on our invested capital. For example, over the last two years, we have converted 128 rooms at Dreams La Romana and 120 rooms at Dreams Palm Beach to the preferred and premium categories, which generated a $25 and $24 increase in Net Package ADR for the rooms that were converted at Dreams La Romana and Dreams Palm Beach, respectively, for the year ended December 31, 2015, as compared to the corresponding period in 2014. These increases in Net Package ADR, and thus incremental revenue, ultimately produced a year-over-year return on investment for these projects of approximately 29%.

•	First Mover Advantage in a Highly Fragmented Industry. We believe that we are well-positioned to pursue acquisitions in the all-inclusive segment of the lodging industry and further establish us as a leading owner and operator of all-inclusive resorts. The all-inclusive resort segment is highly fragmented and includes numerous resorts owned and managed by smaller operators who often lack capital resources to maintain their competitive position. We believe that our management team’s experience with executing and integrating resort acquisitions, track record of renovating, repositioning and rebranding resorts, and relationships with premier all-inclusive resort brands, together with our developed and scalable resort management platform and strong brands, position us to grow our portfolio of all-inclusive resorts through targeted acquisitions. We believe that our ability to offer potential resort sellers the option of receiving our publicly-traded securities (instead of or in combination with cash) may provide us a competitive advantage over private buyers, as such securities can provide sellers potential appreciation from an investment in a diversified portfolio of assets. Our senior management team’s proven track record of sourcing and executing complex acquisitions has helped establish an international network of resort industry contacts, including resort owners, financiers, operators, project managers and contractors. For example, our August 2013 acquisition of Real Resorts included the purchase of four resorts located in Cancún with a total of 1,577 rooms and a resort management company for consideration consisting of cash, debt and our preferred shares.

•	Exclusive Focus on the All-Inclusive Model. We believe the all-inclusive resort model is increasing in popularity as more people come to appreciate the benefits of a vacation experience that offers value and a high degree of cost certainty without sacrificing quality. We also believe that the all-inclusive model provides us with advantages over other lodging business models through relatively higher occupancy predictability and stability, and the ability to more accurately forecast resort utilization levels, which allows us to adjust certain operating costs in pursuit of both guest satisfaction and more efficient operations. Because our guests have pre-purchased their vacation packages, we also have the opportunity to earn incremental revenue if our guests purchase upgrades, premium services and amenities that are not included in the all-inclusive package. For the six months ended June 30, 2016, we generated $38.2 million of this incremental revenue, representing an increase of 34.7% over the comparable period in the prior year.

•	Integrated and Scalable Operating Platform. We believe we have developed a scalable resort management platform designed to improve operating efficiency at the eight resorts we currently manage and enable us to potentially internalize the management of additional resorts we own or may acquire, as well as to proficiently manage hotels owned by third parties. Our integrated platform enables managers of each of our key functions, including sales, marketing and resort management, to observe, analyze, share and respond to trends throughout our portfolio. As a result, we are able to implement management initiatives on a real-time and portfolio-wide basis. Our resort management platform is scalable and designed to allow us to efficiently and effectively operate a robust and diverse portfolio of all-inclusive resorts, including resorts owned by us, resorts we may acquire and resorts owned by third parties that we may manage for a fee in the future.

•

Strategic Relationship with Hyatt to Develop All-Inclusive Resorts. Our strategic relationship with Hyatt, which will own approximately % of our ordinary shares upon the completion of this offering, provides us with a range of benefits, including the right to operate certain of our existing resorts under the Hyatt All-Inclusive Resort Brands in specified countries and, through 2018, certain rights with respect to the development and management of future Hyatt All-Inclusive Resort Brands resorts. The Hyatt Ziva brand is marketed as an all-inclusive resort brand for all-ages and the Hyatt Zilara brand is marketed as an all-inclusive resort brand for adults-only. These brands are currently Hyatt’s primary vehicle for all-inclusive resort growth and demonstrate Hyatt’s commitment to the all-inclusive model. We also have, with respect to our Hyatt All-Inclusive Resort Brand resorts, access to Hyatt’s low cost and high margin distribution channels, such as Hyatt guests using the Hyatt Gold Passport® guest loyalty program (which had in excess of twenty million members as of December 31, 2015), Hyatt’s reservation system and website and Hyatt’s extensive group sales business. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

•	Experienced Leadership with a Proven Track Record. Our senior management team has an average of 28 years of experience in the lodging industry, including significant experience with all-inclusive resorts. Mr. Wardinski, our Chief Executive Officer and owner of approximately % of our ordinary shares upon the completion of this offering, founded our prior parent and previously was the Chief Executive Officer of two lodging companies: Barceló Crestline Corporation (“Barceló Crestline”), an independent hotel owner, lessee and manager; and Crestline Capital Corporation (NYSE: CLJ), a then-NYSE-listed hotel owner, lessee and manager. Mr. Wardinski was also the non-executive chairman of the board of directors of Highland Hospitality Corporation, a then-NYSE-listed owner of upscale full-service, premium limited-service and extended-stay properties. Mr. Wardinski held other leadership roles within the industry including Senior Vice President and Treasurer of Host Marriott Corporation (NYSE: HMT) (now Host Hotels and Resorts), and various roles with Marriott International, Inc. (“Marriott International”). Mr. Stadlin, our Chief Operating Officer and Chief Executive Officer of our resort management company, was employed by Marriott International for 33 years and spent 12 years working on Marriott International’s expansion into Latin America. Mr. Harvey, our Chief Financial Officer, has over 22 years of experience in finance and capital markets. Prior to joining us, Mr. Harvey was the Chief Financial Officer of Host Hotels and Resorts (NYSE: HST) and currently serves as Audit Committee Chairman for American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Senior Floating, Ltd. (NASDAQ: ACSF). Mr. Froemming, our Chief Marketing Officer, spent 10 years as the sales and marketing leader of Sandals Resorts International, leading the growth of its two well-known all-inclusive brands, Sandals and Beaches.

Our Business and Growth Strategies

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders by implementing the following business and growth strategies:

•	Selectively Pursue Strategic Growth Opportunities. The all-inclusive segment of the lodging industry is highly fragmented. We believe that we are well positioned to grow our portfolio through acquisitions in the all-inclusive segment of the lodging industry. We believe that our extensive experience in all-inclusive resort operations, brand relationships, acquisition, expansion, renovation, repositioning and rebranding, established and scalable management platform and ability to offer NYSE-listed ordinary shares to potential resort sellers will make us a preferred asset acquirer.

•	Capitalize on Internal Growth Opportunities. An important element of our strategy is to capitalize on opportunities to seek revenue and earnings growth through our existing portfolio and resort management platform. With respect to our existing portfolio, these opportunities may include resort expansions, renovations, repositionings or rebrandings. For example, in the last three years, we have completed three major expansion, renovation, repositioning and/or rebranding projects at Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Cancún and Hyatt Ziva Puerto Vallarta. In addition, we intend to pursue opportunities to capitalize on our scalable and integrated resort management platform and our expertise and experience with managing all-inclusive resorts, by seeking to manage all-inclusive resorts owned by third parties for a fee and to potentially, over time, internalize the management of resorts we own that are currently managed by a third party.

•	Seek Increased Operating Margins by Optimizing Sales Channels. For the year ended December 31, 2015, approximately 66% of our bookings were through wholesale sales channels, compared to 78% for the year ended December 31, 2014. For the six months ended June 30, 2016, approximately 67% of our bookings were through wholesale sales channels, compared to 69% for the six months ended June 30, 2015. We bear the costs of wholesale bookings (i.e., commissions), which are typically higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

Industry Overview and All-Inclusive Market Overview

All information in this Industry Overview and All-Inclusive Market Overview section is derived from a market study prepared for us in June 2016 in connection with this offering by JLL. See “Industry Overview and All-Inclusive Market Overview” and “Experts.” You should read the following discussion together with the information under the caption “Risk Factors.”

Travel and Tourism

According to the United Nations World Tourism Organization (“UNWTO”), global travel and tourism spending totaled $7.2 trillion in 2015. This figure consists of both domestic spending within a country and foreign inbound spending. The UNWTO further estimates that between 2006 and 2016, global travel and tourism spending grew by a compound annual growth rate of 3.6%. However, growth in global travel and tourism spending is projected to accelerate to a 7.2% compound annual growth rate over the next decade according to the World Travel and Tourism Counsel (“WTTC”), outpacing the 6.2% compound annual growth rate projected for the global economy according to Oxford Economics.

According to UNWTO figures, leisure travel and tourism spending in 2015 accounted for 76.6% of total global travel and tourism spending at $3.6 trillion. While leisure travel and tourism growth has lagged business travel growth over the past twenty years when indexed to 1990, the WTTC anticipates that leisure travel and tourism spending will grow more quickly than business travel spending over the next ten years, thus benefiting those destinations with more resort- and/or leisure-oriented lodging options. Over the next decade, the compound annual growth rate for leisure travel and tourism spending is projected at 4.2%, compared to a 3.7% compound annual growth rate for business travel spending during the same period, further signaling the promising growth in leisure travel and tourism.

All-Inclusive Overview

All-inclusive resorts provide room accommodations, food and beverage services and entertainment activities for a fixed package rate, as opposed to the “European Plan” lodging model, which is the traditional lodging model and only includes the room and, perhaps, limited food service, in the quoted price. The amenities at all-inclusive resorts include a variety of à la carte restaurants, bars, activities, shows and entertainment throughout the day. All-inclusive resorts charge rates on a per guest basis, rather than on a per room basis, as is typical of the European Plan model.

Within the travel and tourism industry, the all-inclusive model has consistently demonstrated outsized growth over the past several decades and is positioned to gain momentum in the future, as JLL believes that the all-inclusive model has reached an inflection point that will likely expose its benefits to a broader base of potential guests.

An evaluation of the all-inclusive model suggests that the segment is poised to capture an increasing share of the expected growth in leisure travel. The all-inclusive model has proven successful with experienced travelers, as well as with those vacationing for the first time. Moreover, in addition to individual leisure travelers, the model is gaining traction among the Meetings, Incentive, Corporate and Events (“MICE”) segment, appealing especially to higher value-added and more leisure oriented MICE segments, such as incentive meetings, product launches and the growing trend of destination weddings. Lastly, by capturing a greater share of a guest’s total vacation spending than European Plan hotels, all-inclusive resorts are often able to take advantage of more predictable operations and greater economies of scale to offer a compelling value proposition for their guests.

All-inclusive resorts tend to cluster in certain markets that are more conducive to the all-inclusive model based on overall market characteristics and external factors. Based on a study of destinations with a high proportion of all-inclusive resorts and JLL’s research on resort operators’ business plans, JLL compiled the following list of the attributes that are conducive to the all-inclusive model.

All-Inclusive Destination Attributes

Destinations that are conducive to the all-inclusive model tend to have a number of attributes, including:

•	Year-round warm weather

•	Attractive beaches

•	Sufficient airlift originating from key source markets

•	Adequate infrastructure

•	Low-cost labor

•	Limited food and beverage options in the immediate area

The Caribbean and Mexico, which possess many of the attributes of successful all-inclusive destinations, have emerged as prime markets for the all-inclusive model. The Caribbean and Mexico are generally considered the birthplace and epicenter of the contemporary, pure play all-inclusive segment. An aggregate profile of six selected destinations in these regions, as further discussed in “Industry Overview and All-Inclusive Market Overview,” illustrates the growth in the all-inclusive segment, through new development and conversion of existing European Plan hotels over the past two decades. The table below summarizes these six selected destinations for the year ended December 31, 2015 (except for data for Montego Bay, which is for the year ended December 31, 2014):

Six Selected All-Inclusive Markets
Market	Number of Hotel Rooms	Hotel Occupancy	Percent Rooms All-Inclusive(1)	International Arrivals
Cancún/Riviera Maya	68,300	79.0%	88%	6,700,000
Los Cabos	12,500	70.0%	72%	1,293,000
Puerto Vallarta	20,900	70.0%	78%	1,208,000
Punta Cana	34,500	82.8%	96%	3,200,000
La Romana	6,800	84.8%	96%	100,300
Montego Bay	6,600	72.3%	95%	1,853,000

Source: JLL, Market participants(2)

(1)	The percentage of all-inclusive rooms is based on institutional quality hotels with over 100 rooms.
(2)	Market participants include: Jamaica Tourist Board and Tourism Information Publishing Site, Mexico Secretaría de Turismo, and Smith Travel Research, among others.

Our Portfolio

The following table presents an overview of our resorts, each of which we own in its entirety. We manage eight of our resorts and a third party, AMResorts, manages five of our resorts. The table below is organized by our three geographic business segments: the Yucatán Peninsula, the Pacific Coast and the Caribbean Basin.

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms
Yucatán Peninsula
Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (all-ages)	Playa	1975; 1980; 1986; 2002; 2015	547
Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	2006; 2009; 2013	307
THE Royal Playa del Carmen	Playa del Carmen, Mexico	THE Royal (adults-only)	Playa	2002; 2009	513
Gran Caribe Real	Cancún, Mexico	Gran (all-ages)	Playa	1985; 2009	470
Gran Porto Real	Playa del Carmen, Mexico	Gran (all-ages)	Playa	1996; 2006; 2012	287
Secrets Capri	Riviera Maya, Mexico	Secrets (adults-only)	AMResorts	2003	291
Dreams Puerto Aventuras	Riviera Maya, Mexico	Dreams (all-ages)	AMResorts	1991; 2009	305
Pacific Coast
Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (all-ages)	Playa	2007; 2009; 2015	591
Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (all-ages)	Playa	1969; 1990; 2002; 2009; 2014	335
Caribbean Basin
Dreams La Romana	La Romana, Dominican Republic	Dreams (all-ages)	AMResorts	1997; 2008	756
Dreams Palm Beach	Punta Cana, Dominican Republic	Dreams (all-ages)	AMResorts	1994; 2008	500
Dreams Punta Cana	Punta Cana, Dominican Republic	Dreams (all-ages)	AMResorts	2004	620
Hyatt Ziva and Hyatt Zilara Rose Hall(1)	Montego Bay, Jamaica	Hyatt Ziva (all-ages) and Hyatt Zilara (adults-only)	Playa	2000; 2014	620
Total Rooms					6,142

(1)	Our Jamaica property is treated as a single resort operating under both of the Hyatt All-Inclusive Resort Brands, rather than two separate resorts

Our Formation Transactions

We were organized by our prior parent in March 2013 and, in August 2013, completed a series of transactions that included:

•	the acquisition of eight resorts from our prior parent (the “Contributed Resorts”);

•	the acquisition of Real Resorts, which owned four resorts in Mexico and a resort management company;

•	the acquisition of our Jamaica resort;

•	an investment in us by Hyatt of $325 million in cash in exchange for our issuance to Hyatt of our ordinary and preferred shares;

•	the consummation by our wholly owned subsidiary, Playa Resorts Holding B.V., of our $375 million senior secured term loan (our “Term Loan”) and a revolving credit facility (our “Revolving Credit Facility,” and together with our Term Loan, our “Senior Secured Credit Facility”); and

•	the issuance by our wholly owned subsidiary, Playa Resorts Holding B.V., of an aggregate principal amount of $300 million of our 8.00% Senior Notes due 2020 (our “Senior Notes due 2020”).

We refer to the foregoing as our “Formation Transactions.”

Our Structure

The following chart depicts our structure and ownership after giving effect to the issuance and sale of the ordinary shares offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming the underwriters do not exercise their overallotment option to purchase additional ordinary shares.

If the underwriters exercise their overallotment option in full, our executive officers, directors and employees, collectively, public shareholders, Farallon, HI Holdings Playa and other continuing shareholders are expected to own             %,             %,             %,             % and             %, respectively, of our outstanding ordinary shares. Share percentages referenced in this section exclude              treasury shares,              unvested restricted ordinary shares to be granted to in connection with this offering executive officers, employees and directors pursuant to our 2016 Omnibus Incentive Plan (our “equity incentive plan”) and              ordinary shares reserved for future issuance under our equity incentive plan. Other continuing shareholders consist of parties to the Investors Agreement (as defined in “Certain Relationships and Related Party Transactions—Investors Agreement), other than Farallon, HI Holdings Playa and Bruce D. Wardinski, our Chairman and Chief Executive Officer.

Investment Risks

An investment in our ordinary shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, liquidity, results of operations and prospects. Please see “Risk Factors” for a discussion of factors you should consider before making a decision to invest in our ordinary shares. Among others, these risks include:

Risks Related to Our Business

•	General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies such as hurricanes, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	The all-inclusive model may not be desirable to prospective guests in the luxury segment of the resort market, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	Our relationship with Hyatt may deteriorate and disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and, if it deteriorates, the value of our portfolio could decline significantly and it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	The exclusivity provisions of our Hyatt franchise agreements will expire after certain periods of time and impose certain restrictions on us, and such agreements are terminable under certain circumstances, any of which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	We are exposed to fluctuations in currency exchange rates, including fluctuations in (a) the value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which the revenue from each of our resorts is generally denominated, (b) the currency of our prospective guests, who may have a reduced ability to pay for travel to our resorts, relative to their ability to pay to travel to destinations with more attractive exchange rates, and (c) the value of local currencies relative to the U.S. dollar, which could impact our ability to meet our U.S. dollar-denominated obligations, including our debt service payments, any of which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	Our resort development, acquisition, expansion, repositioning and rebranding projects will be subject to timing, budgeting and other risks, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could have a material adverse effect on us, including reducing our occupancy rates and revenue and, therefore, our liquidity and results of operations.

•	Our industry is highly competitive, which may impact our ability to compete successfully with other hotel and resort brands and operators for guests, which could have a material adverse effect on us, including our operating margins, market share and financial results.

•	Each of Farallon and HI Holdings Playa owns a significant portion of our ordinary shares and has representation on our board of directors (our “Board”), and Farallon and Hyatt may have interests that differ from those of other shareholders.

•	Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of the related resort(s), which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Risks Related to the Lodging Industry

•	The results of operations of our resorts may be adversely affected by various operating risks common to the lodging industry, including competition, over-supply and dependence on tourism, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	The seasonality of the lodging industry could have a material adverse effect on us, including our revenues.

•	The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	Our concentration in a particular segment of a single industry limits our ability to offset the risks of a downturn in that segment, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

•	Cyber risk and the failure to maintain the integrity of internal or guest data could harm our reputation and result in a loss of business and/or subject us to costs, fines, investigations, enforcement actions or lawsuits.

•	We face risks related to pandemic diseases, including avian flu, H1N1 flu, H7N9 flu, Ebola virus and Zika virus, which could materially and adversely affect travel and result in reduced demand for our resorts and could have a material adverse effect on us.

Risks Related to Our Indebtedness

•	We have substantial indebtedness and may incur additional debt in the future. The principal, premium, if any, and interest payment obligations of such debt may restrict our future operations and impair our ability to invest in our business.

•	The agreements governing our various debt obligations impose restrictions on our business and limit our ability to undertake certain actions.

Risks Related to this Offering and Our Ordinary Shares

•	We have identified, and our independent registered public accounting firm has communicated, four material weaknesses in our internal control over financial reporting as of December 31, 2015. Accordingly, our internal control over financial reporting and our monitoring controls and processes were not effective as of such date. These material weaknesses have not been remediated, and it will take time for us to develop, implement and test additional processes and other controls. Accordingly, we may not be able to accurately report our financial results, prevent fraud or file our required periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares.

•	The rights of our shareholders and the duties of our directors are governed by Dutch law, our articles of association and internal rules and policies adopted by our Board, and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

•	Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

•	Provisions of our franchise agreements with Hyatt might deter acquisition bids for us from certain third parties that shareholders might consider to be favorable and/or give Hyatt the right to terminate such agreements if an excess of a specified amount in us is obtained by certain persons.

Company Information

Our registered office in the Netherlands is located at Prins Bernhardplein 200, 1097 JB Amsterdam. Our telephone number at that address is +31 20 521 47 77. We maintain a website at www.playaresorts.com, which includes additional contact information. However, the information on our website is not incorporated by reference into, and does not constitute a part of, this prospectus or the registration statement of which this prospectus is a part.

The Offering

Issuer	Playa Hotels & Resorts N.V.

Ordinary shares offered by us	We are offering ordinary shares.

Offering price	$ per ordinary share, which is the midpoint of the price range set forth on the cover of this prospectus.

Underwriters’ overallotment option

The underwriters may also purchase up to an additional             ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover overallotments, if any.

Use of proceeds

The net proceeds to us from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $            million (or $             million if the underwriters’ overallotment option is exercised in full) (based on the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering to repurchase all of our outstanding preferred shares. Any net proceeds in excess of the amount needed to repurchase our outstanding preferred shares will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available to us from time to time. See “Use of Proceeds.”

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See ”Dividend Policy.”

Listing	We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “ .”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risk factors you should consider before deciding to invest in our ordinary shares.

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following the completion of this offering:

•	reflect the initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover of this prospectus;

•	assume no exercise of the underwriters’ overallotment option to purchase up to an additional ordinary shares from us;

•	reflect the -for-one reverse share split that we intend to effect prior to the completion of this offering and the incidental issue of ordinary shares and the repurchase of ordinary shares in connection therewith to address fractional shares that would have resulted from the reverse stock split;

•	reflect our conversion from Playa Hotels & Resorts B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), to Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap);

•	reflect the repurchase by us of all our outstanding preferred shares at a price per preferred share of $8.40 ($ after the -for-one reverse share split that we will undertake prior to the completion of this offering) plus accrued and unpaid dividends accumulated thereon. In addition, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share, we will pay Hyatt an additional amount upon redemption equal to $ per preferred share. See “Certain Relationships and Related Party Transactions—Preferred Shares”; and

•	do not give effect to treasury shares, unvested restricted ordinary shares to be granted in connection with this offering to our executive officers, employees and directors pursuant to our equity incentive plan and ordinary shares reserved for future issuance under our equity incentive plan.

Summary Financial Information and Operating Data

The following tables set forth summary financial information and operating data. You should read the following summary financial information and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the summary statements of operations data, other financial data, portfolio data and cash flows data for the years ended December 31, 2015 and 2014, and the summary balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary statements of operations data, other financial data, portfolio data and cash flows data for the six months ended June 30, 2016 and 2015, and the summary balance sheet data as of June 30, 2016 from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of June 30, 2015 is derived from our unaudited consolidated financial statements as of June 30, 2015, which are not included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect certain adjustments, which include normal recurring adjustments, necessary to present fairly the financial information in those statements. Our historical results may not be indicative of the results that may be achieved in the future.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Statements of Operations Data:
Total revenue	$287,256	$214,890	$408,345	$367,237

Direct and selling, general and administrative expenses:
Direct	146,044	122,812	247,080	233,841
Selling, general and administrative	44,203	31,372	70,461	62,176
Pre-opening	—	6,145	12,440	16,327
Depreciation and amortization	25,787	20,717	46,098	65,873
Impairment loss	—	—	—	7,285
Insurance proceeds	(130)	(11,453)	(27,654)	(3,000)

Direct and selling, general and administrative expenses	215,904	169,593	348,425	382,502

Operating income (loss)	71,352	45,297	59,920	(15,265)

Interest expense	(27,201)	(24,481)	(49,836)	(41,210)
Other (expense) income, net	(2,189)	398	(2,128)	(10,777)

Net income (loss) before tax	41,962	21,214	7,956	(67,252)

Income tax benefit	4,429	3,077	1,755	29,036

Net income (loss)	$46,391	$24,291	$9,711	$(38,216)

Other Financial Data:
Basic earnings (losses) per share	0.24	0.05	(0.50)	(1.18)
Diluted earnings (losses) per share	0.24	0.05	(0.50)	(1.18)
Portfolio Data:
Occupancy	80.4%	82.9%	80.5%	85.6%

Net Package ADR(1)	$271	$243	$222	$207
Net Package RevPAR(2)	218	201	179	177
Total net revenue(3)	281,098	210,684	399,324	358,774
Adjusted EBITDA(4)	$100,342	$67,952	$101,681	$89,833
Adjusted EBITDA margin	35.7%	32.3%	25.5%	25.0%
Comparable Portfolio(5)
Occupancy	83.2%	82.9%	87.3%	88.7%
Net Package ADR(1)	$259	$242	$214	$204
Net Package RevPAR(2)	216	201	186	181
Total net revenue(3)	226,357	210,496	321,215	308,033
Comparable Adjusted EBITDA(5)	$80,185	$64,714	$92,074	$76,026
Comparable Adjusted EBITDA margin	35.4%	30.7%	28.7%	24.7%

(1)	“Net Package ADR” represents total Net Package Revenue for a period divided by the total number of rooms sold during such period. Net Package ADR trends and patterns provide useful information concerning the pricing environment and the nature of the guest base of our total portfolio or comparable portfolio, as applicable. Net Package ADR is a commonly used performance measure in the all-inclusive segment of the lodging industry, and is commonly used to assess the stated rates that guests are willing to pay through various distribution channels.
(2)	“Net Package RevPAR” is the product of Net Package ADR and the average daily occupancy percentage. Net Package RevPAR does not reflect the impact of non-package revenue. Although Net Package RevPAR does not include this additional revenue, it generally is considered the key performance measure in the all-inclusive segment of the lodging industry to identify trend information with respect to net room revenue produced by our total portfolio or comparable portfolio, as applicable, and to evaluate operating performance on a consolidated basis or a regional basis, as applicable.
(3)	We derive total net revenue from the sale of all-inclusive packages, which include room accommodations, food and beverage services and entertainment activities, net of compulsory tips paid to employees in Mexico and Jamaica. Government mandated compulsory tips in the Dominican Republic are not included in this adjustment as they are already excluded from revenue.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Total revenue	$287,256	$214,890	$408,345	$367,237
Less: compulsory tips	6,158	4,206	9,021	8,463

Total net revenue	281,098	210,684	399,324	358,774

Less: non-comparable net revenue	54,741	188	78,109	50,741

Comparable total net revenue	226,357	210,496	321,215	308,033

(4)	We define “EBITDA,” a non-generally accepted accounting principles in the United States of America (“non-U.S. GAAP”) financial measure, as net income (loss), determined in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), for the period presented, before interest expense, income tax benefit and depreciation and amortization expense. We define “Adjusted EBITDA,” a non-U.S. GAAP financial measure, as EBITDA further adjusted to exclude the following items:

•	Other expense (income), net

•	Impairment loss

•	Management termination fees

•	Pre-opening expenses

•	Transaction expenses

•	Severance expenses

•	Other tax expense

•	Jamaica delayed opening expenses

•	Insurance proceeds

We believe that Adjusted EBITDA is useful to investors for two principal reasons. First, we believe Adjusted EBITDA assists investors in comparing our performance over various reporting periods on a consistent basis by removing from our operating results the impact of items that do not reflect our core operating performance. For example, changes in foreign exchange rates (which are the principal driver of changes in other expense (income), net), and expenses related to capital raising, strategic initiatives and other corporate initiatives, such as expansion into new markets (which are the principal drivers of changes in transaction expenses), are not indicative of the operating performance of our resorts. The other adjustments included in our definition of Adjusted EBITDA relate to items that occur infrequently and therefore would obstruct the comparability of our operating results over reporting periods. For example, impairment losses, such as those resulting from hurricane damage, and related revenue from insurance policies, other than business interruption insurance policies, as well as expenses incurred in connection with closing or reopening resorts that undergo expansions or renovations, are infrequent in nature, and we believe excluding these expense and revenue items permits investors to better evaluate the core operating performance of our resorts over time.

The second principal reason that we believe Adjusted EBITDA is useful to investors is that it is considered a key performance indicator by our Board and management. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based, in part, on consolidated Adjusted EBITDA. We believe that Adjusted EBITDA is useful to investors because it provides investors with information utilized by our Board and management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss) or any other measure determined in accordance with U.S. GAAP. There are limitations to the utility of non-U.S. GAAP financial measures, such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-U.S. GAAP financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business, and investors should carefully consider our U.S. GAAP results presented in this prospectus.

(5)	We believe that Comparable Adjusted EBITDA is useful to investors because it includes only the Adjusted EBITDA of resorts owned and in operation for the entirety of the periods presented, which eliminates disparities in Adjusted EBITDA due to the acquisition or disposition of resorts or the impact of resort closures or reopenings in connection with redevelopment or renovation projects, and therefore provides a more consistent metric for comparing the performance of our operating resorts. We calculate Comparable Adjusted EBITDA as Adjusted EBITDA less amounts attributable to non-comparable resorts, by which we mean resorts that were not owned or in operation during some or all of the relevant reporting period. For the years ended December 31, 2015 and 2014, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; Hyatt Ziva Los Cabos, which closed on September 14, 2014 for repairs following Hurricane Odile and reopened on September 15, 2015; Hyatt Ziva Puerto Vallarta, which closed on April 30, 2014 for renovation and reopened on December 20, 2014; and Hyatt Ziva and Hyatt Zilara Rose Hall, which closed in December 2013 for expansion, renovation and repositioning and reopened on December 10, 2014. For the six months ended June 30, 2016 and 2015, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; and Hyatt Ziva Los Cabos, which closed on September 14, 2014 following Hurricane Odile and reopened on September 15, 2015.

The following is a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA and Comparable Adjusted EBITDA for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Net income (loss)	$46,391	$24,291	$9,711	$(38,216)
Interest expense	27,201	24,481	49,836	41,210
Income tax benefit	(4,429)	(3,077)	(1,755)	(29,036)
Depreciation and amortization	25,787	20,717	46,098	65,873

EBITDA	$94,950	$66,412	$103,890	$39,831
Other expense (income), net (a)	2,189	(398)	2,128	10,777
Impairment loss (b)	—	—	—	7,285
Management termination fees (c)	—	—	—	340
Pre-opening expense (d)	—	1,597	4,105	12,880
Transaction expense (e)	2,671	2,656	5,353	12,347
Severance expense (f)	—	—	—	2,914
Other tax expense (g)	662	1,591	1,949	1,190
Jamaica delayed opening accrual (h)	—	47	(1,458)	2,269
Insurance proceeds (i)	(130)	(3,953)	(14,286)	—

Adjusted EBITDA	$100,342	$67,952	$101,681	$89,833

Less: Non-Comparable Adjusted EBITDA	(20,157)	(3,238)	(9,607)	(13,807)

Comparable Adjusted EBITDA (j)	$80,185	$64,714	$92,074	$76,026

(a)	Represents changes in foreign exchange and other miscellaneous expenses or income.
(b)	Impairment loss attributable to Hyatt Ziva Los Cabos following Hurricane Odile.
(c)	Represents expenses incurred in connection with terminating the third-party management contracts pursuant to which our resorts located in Los Cabos, Cancún and Puerto Vallarta were previously managed.
(d)	Represents pre-opening expenses incurred in connection with the expansion, renovation, repositioning and rebranding of Hyatt Ziva Cancún, Hyatt Ziva Puerto Vallarta, and Hyatt Ziva and Hyatt Zilara Rose Hall. Excludes pre-opening expenses incurred at Hyatt Ziva Los Cabos following Hurricane Odile, as those expenses were offset with proceeds from business interruption insurance.
(e)	Represents expenses incurred in connection with this offering, including corporate initiatives, such as the redesign and build-out of our internal controls; other capital raising efforts; and strategic initiatives, such as possible expansion into new markets. We eliminate these expenses from Adjusted EBITDA because they are not attributable to our core operating performance. Certain of these expenses are infrequent and unusual and are not expected to recur in future years.
(f)	Represents expenses incurred in connection with the termination of employees at Dreams Cancún (now Hyatt Ziva Cancún) and Dreams Puerto Vallarta (now Hyatt Ziva Puerto Vallarta) in connection with the closure of these resorts for renovations in May 2014.
(g)	Relates primarily to a Dominican Republic asset tax, which is an alternative tax to income tax in the Dominican Republic. We eliminate this expense from Adjusted EBITDA because it is substantially similar to the income tax expense we eliminate from our calculation of EBITDA.
(h)	Represents an expense accrual recorded in 2014 related to our future stay obligations provided to guests affected by the delayed reopening of Hyatt Ziva and Hyatt Zilara Rose Hall. The reversal of this accrual occurred throughout 2015.
(i)	Represents a portion of the insurance proceeds related to property insurance, including proceeds received in connection with Hurricane Odile in 2015, and not business interruption insurance proceeds. The business interruption insurance proceeds associated with Hurricane Odile were offset by the expenses incurred while Hyatt Ziva Los Cabos was closed and are included in net income (loss).
(j)	Excludes Adjusted EBITDA contribution from Hyatt Ziva Los Cabos and Hyatt Ziva Cancún for the six months ended June 30, 2016 and 2015. Excludes Adjusted EBITDA contribution from Hyatt Ziva Puerto Vallarta, Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún for the years ended December 31, 2015 and 2014.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Balance Sheet Data (as of end of period):
Property, plant, and equipment, net	$1,413,245	$1,399,975	$1,432,855	$1,338,997
Cash and cash equivalents	52,408	57,716	35,460	39,146
Total assets	1,643,155	1,635,196	1,644,024	1,545,121
Total debt	803,156	812,649	828,438	753,105
Total liabilities	1,050,765	1,074,323	1,098,034	1,008,358
Cumulative redeemable preferred shares	373,970	331,672	352,275	312,618
Total equity (excluding preferred shares)	$218,420	$229,201	$193,715	$224,145
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$50,913	$18,133	$30,799	$3,715
Investing activities	(5,827)	(56,347)	(104,147)	(116,462)
Financing activities	(28,138)	56,784	69,662	68,447
Capital expenditures	$5,843	$61,076	$119,704	$131,511

RISK FACTORS

Investing in our ordinary shares involves substantial risks and uncertainties. You should consider carefully and consult with your tax, legal and investment advisors with regard to the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase our ordinary shares. Any of the following risks could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. The market price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our business strategy depends significantly on demand for vacations generally and, more specifically, on demand for all-inclusive vacation packages. Weak economic conditions in the United States, elsewhere in North America, Europe and much of the rest of the world, and the uncertainty over the duration of these conditions, have had and could continue to have a negative impact on the lodging industry. We cannot provide any assurances that demand for all-inclusive vacation packages will remain consistent with or increase from current levels. If demand weakens, our operating results and growth prospects could be adversely affected. As a result, any delay in, or a weaker than anticipated, economic recovery will adversely affect our future results of operations and cash flows, potentially materially. Furthermore, a significant percentage of our guests originate in the United States and elsewhere in North America and, if travel from the United States or elsewhere in North America was disrupted and we were not able to replace those guests with guests from other geographic areas, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. Additionally, most of our resorts are located in Mexico and a portion of our guests originate from Mexico and, as a result, our business is exposed to economic conditions in Mexico. If the economy of Mexico weakens or experiences a downturn, it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Adverse changes in the economic climate, such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions decrease the level of disposable income of consumers or consumer confidence and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The demand for vacation packages is dependent upon prospective travelers having access to, and believing they will continue to have access to, disposable income, and is therefore affected by international, national and local economic conditions. Adverse changes in the actual or perceived economic climate, such as high levels of unemployment and underemployment, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the United Kingdom’s vote to leave the European Union (“EU”) in its “Brexit” referendum on June 23, 2016 has created global economic uncertainty, which may cause our customers to curtail their vacation spending. Further, the recent worldwide economic downturn had an adverse effect on consumer confidence and discretionary income, resulting in decreased demand and price discounting in the resort sector, including in the markets we service. We cannot predict whether the recent economic recession will return or when, and the extent to which, economic conditions in the future will be favorable. As a result of the foregoing, we could experience a prolonged period of decreased demand and price discounting in our markets, which would negatively affect our revenues and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Terrorist acts, armed conflict, civil unrest, criminal activity and threats thereof, and other international events impacting the security of travel or the perception of security of travel could adversely affect the demand for travel generally and demand for vacation packages at our resorts, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, civil unrest or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geo-political uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

Nine of the thirteen resorts in our portfolio are located in Mexico, and Mexico has experienced criminal violence for years, primarily due to the activities of drug cartels and related organized crime. These activities and the possible escalation of violence associated with them in regions where our resorts are located, or an increase in the perception among our prospective guests of an escalation of such violence, could instill and perpetuate fear among prospective guests and may lead to a loss in business at our resorts in Mexico because these guests may choose to vacation elsewhere or not at all. In addition, increases in violence, crime or civil unrest in the Dominican Republic, Jamaica, or any other location where we may own a resort in the future, may also lead to decreased demand for our resorts and negatively affect our business, financial condition, liquidity, results of operations and prospects.

We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies such as hurricanes, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our resorts located in Mexico account for the majority of our revenue. In addition to the matters referred to in the preceding risk factor, damage to these resorts or a disruption of their operations or a reduction of travel to them due to a hurricane or other weather-related or other emergency could reduce our revenue, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. We cannot assure you that any property or business interruption insurance will adequately address all losses, liabilities and damages. In addition, all of our resorts are located on beach front properties in Mexico and the Caribbean and are susceptible to weather-related emergencies, such as hurricanes. For example, our Hyatt Ziva Los Cabos resort, located in Los Cabos, Mexico was closed until September 2015 in order to repair damage caused by Hurricane Odile in September 2014.

The all-inclusive model may not be desirable to prospective guests in the luxury segment of the resort market, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our portfolio is composed predominantly of luxury all-inclusive resorts. The all-inclusive resort market has not traditionally been associated with the high-end and luxury segments of the lodging industry and there is a risk that our target guests, many of whom have not experienced an all-inclusive model, will not find the all-inclusive model appealing. A failure to attract our target guests could result in decreased revenue from our portfolio and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our relationship with Hyatt may deteriorate and disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and, if it deteriorates, the value of our portfolio could decline significantly and it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Currently, we are the only operator of resorts operating under the Hyatt All-Inclusive Resort Brands. However, except for the Strategic Alliance Agreement, we have no contractual right to operate any other resort in our current or future portfolio under the Hyatt All-Inclusive Resort Brands or any other Hyatt-sponsored brands. In addition, in the future, Hyatt, in its sole discretion, may designate other third parties as authorized operators of resorts, or Hyatt may decide to directly operate resorts, under the Hyatt All-Inclusive Resort Brands or new Hyatt-sponsored brands, whether owned by third parties or Hyatt itself.

Also, and as described in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements,” once the specified three-year period relating to the limited geographic area surrounding a resort as specified in the relevant franchise agreement (the “Area of Protection”) expires or is terminated, Hyatt is free to develop or license other all-inclusive resorts in such Area of Protection under the Hyatt All-Inclusive Resort Brands.

Under the terms of our Hyatt Resort Agreements, we are required to meet specified operating standards and other terms and conditions. We expect that Hyatt will periodically inspect our resorts that carry a Hyatt All-Inclusive Resort Brand to ensure that we follow Hyatt’s standards. If we fail to maintain brand standards at one or more of our Hyatt All-Inclusive Resort Brand resorts, or otherwise fail to comply with the terms and conditions of the Hyatt Resort Agreements, then Hyatt could terminate the agreements related to those resorts and potentially all of our Hyatt resorts. Under the terms of the Hyatt franchise agreements, if (i) the Hyatt franchise agreements for a certain number of Hyatt All-Inclusive Resort Brand resorts are terminated or (ii) certain persons acquire our ordinary shares in excess of specified percentage of our outstanding ordinary shares and certain mechanisms in our articles of association fail to operate to reduce such percentage within a specified timeframe, Hyatt has the right to terminate the Hyatt franchise agreements for all but not less than all of the resorts, even for those resorts that are in compliance with their Hyatt franchise agreements. If one or more Hyatt franchise agreements are terminated, the underlying value and performance of the related resort(s) could decline significantly from the loss of associated name recognition, participation in the Hyatt Gold Passport® guest loyalty program, Hyatt’s reservation system and website, and access to Hyatt group sales business, as well as from the costs of “rebranding” such resorts and the payment of liquidated damages to Hyatt. Accordingly, Hyatt may, in its discretion, decline to enter into Hyatt franchise agreements for other all-inclusive resort opportunities that we bring to Hyatt, whether we own the properties or manage them for third-party owners.

If any of the foregoing were to occur, it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects and the market price of our ordinary shares, and could divert the attention of our senior management from other important activities. For more detailed information regarding the Hyatt Resort Agreements, see “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements.”

The exclusivity provisions of our Hyatt franchise agreements will expire after certain periods of time and impose certain restrictions on us, and such agreements are terminable under certain circumstances, any of which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Pursuant to the Hyatt franchise agreements, for a period of three years after we open a Hyatt All-Inclusive Resort Brand resort, except as noted below or otherwise pursuant to Hyatt’s rights to terminate the franchise agreements as described above under “—Our relationship with Hyatt may deteriorate and disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and, if it deteriorates, the value of our portfolio could decline significantly and it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects,” Hyatt is restricted from opening or operating all-inclusive resorts in the related Area of Protection, under the Hyatt All-Inclusive Resort Brands or otherwise, except with us. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements.”

Once the three-year period relating to an Area of Protection under a franchise agreement expires or such franchise agreement is terminated, Hyatt is free to develop or license other all-inclusive resorts in the applicable Area of Protection, even under the Hyatt All-Inclusive Resort Brands. If we become a Brand Owner (which generally means a franchisor, licensor or owner of a hotel concept or brand that has at least 12 all-inclusive resorts and that competes with any Hyatt All-Inclusive Resort Brand resort (see definition of Brand Owner in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements”)), we are required to implement strict informational barriers between our operations with respect to such brand and our operations with respect to the Hyatt All-Inclusive Resort Brands. The operation of such additional all-inclusive resorts may have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

In addition, subject to certain exceptions, under the franchise agreements, we are generally prohibited from owning or operating any all-inclusive resort anywhere in the world, even outside of the Areas of Protection, under any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to Marriott International, Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group, Accor Hotels Worldwide or any of their respective affiliates or successors (i.e., the “Restricted Brand Companies,” and each such company, a “Restricted Brand Company” defined in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements”), until we have less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares.

In the event of a violation of this prohibition by us, Hyatt may terminate all (but not less than all) of its franchise agreements with us. This prohibition limits our ability to expand our business through the use of hotel concepts and brands owned by or licensed to the Restricted Brand Companies now or in the future As a result, such prohibition or violations could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The success of five of our resorts depends substantially on the success of the recently developed Hyatt All-Inclusive Resort Brands, which exposes us to risks associated with concentrating a significant portion of our portfolio in a family of two recently developed related brands. There is a risk that we and Hyatt may not succeed in marketing the Hyatt All-Inclusive Resort Brands and that we may not receive the anticipated return on the investment incurred in connection with rebranding the five resorts under the Hyatt All-Inclusive Resort Brands, which could have a material adverse effect on us.

Five of the resorts in our portfolio bear the name of one or both of the Hyatt All-Inclusive Resort Brands. As a result of this concentration, our success depends, in part, on the continued success of these recently developed brands. We believe that building brand value is critical to increase demand and build guest loyalty. Consequently, if market recognition or the positive perception of Hyatt and its brands is reduced or compromised, the goodwill associated with Hyatt All-Inclusive Resort Brand resorts in our portfolio would likely be adversely affected. Under the Hyatt Resort Agreements, Hyatt provides (or causes to be provided) various marketing services to the relevant resorts, and we may conduct local and regional marketing, advertising and promotional programs, subject to compliance with Hyatt’s requirements. We cannot assure you that Hyatt and we will be successful in our marketing efforts to grow either Hyatt All-Inclusive Resort Brand. Additionally, we are not permitted under the Hyatt franchise agreements to change the brands of our resorts operating under the Hyatt All-Inclusive Resort Brands for fifteen years (plus any additional years pursuant to Hyatt’s renewal options) after the opening of the relevant resorts as Hyatt All-Inclusive Resort Brand resorts, even if the brands are not successful. As a result, we could be materially and adversely affected if these brands do not succeed. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements.”

We have agreed to indemnify Hyatt for losses related to a broad range of matters and if we are required to make payments to Hyatt pursuant to these obligations, our business, financial condition, liquidity, results of operations and prospects may be materially and adversely affected.

Pursuant to the subscription agreement entered into between us and Hyatt in connection with our Formation Transactions, we agreed to indemnify Hyatt for any breaches of our representations, warranties and agreements in the subscription agreement, generally subject to (i) a deductible of $10 million and (ii) a cap of $50 million (other than for breaches of certain representations, for which indemnification is capped at $325 million). In addition, we have agreed to indemnify Hyatt for certain potential losses relating to the lack of operating licenses, noncompliance with certain environmental regulations, tax deficiencies, any material misstatements or omissions in the offering documentation relating to our Senior Notes due 2020 and certain indemnity obligations to our prior parent. The representations and warranties we made and our related indemnification obligations survive for varying periods of time from the closing date of our Formation Transactions (some of which have already elapsed) and some survive indefinitely. If we are required to make future payments to Hyatt pursuant to these obligations, however, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements.”

In addition to the Hyatt All-Inclusive Resort Brands, deterioration of our other resort brands’ strengths could have a material adverse effect on us.

In addition to the Hyatt All-Inclusive Resort Brands, maintaining and enhancing our other resort brands is critical to increasing demand, building guest loyalty and expanding our customer base. We cannot assure you that we will continue to be successful in marketing such brands. If the reputation or perceived quality of such brands declines, we could be materially and adversely affected.

New brands or services that we launch in the future may not be successful, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We cannot assure you that any new brands, amenities or services we launch will be successful, or that we will recover the costs we incurred in developing the brands, amenities and services. If new brands, amenities and services are not as successful as we anticipate, it could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are exposed to fluctuations in currency exchange rates, including fluctuations in (a) the value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which the revenue from each of our resorts is generally denominated, (b) the currency of our prospective guests, who may have a reduced ability to pay for travel to our resorts, relative to their ability to pay to travel to destinations with more attractive exchange rates, and (c) the value of local currencies relative to the U.S. dollar, which could impact our ability to meet our U.S. dollar-denominated obligations, including our debt service payments, any of which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The majority of our operating expenses are incurred locally at our resorts and are denominated in Mexican Pesos, the Dominican Peso or the Jamaican dollar. The net proceeds from this offering will be, and the net proceeds from our outstanding debt borrowings were, received and are payable by us, in U.S. dollars and our functional reporting currency is U.S. dollars. An increase in the relative value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which our revenue from each resort is denominated, would adversely affect our results of operations for those resorts. Our current policy is not to hedge against changes in foreign exchange rates and we therefore may be adversely affected by appreciation in the value of other currencies against the U.S. dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact our financial condition, liquidity and results of operations to the extent we are unable to adjust our pricing accordingly.

Additionally, in the event that the U.S. dollar increases in value relative to the currency of the prospective guests living outside the United States, our prospective guests may have a reduced ability to pay for travel to our resorts and this may lead to lower occupancy rates and revenue, which could have a material adverse effect on us, including our financial results. An increase in the value of the Mexican Peso, the Dominican Peso or the Jamaican dollar compared to the currencies of other potential destinations may disadvantage the tourism industry in Mexico, the Dominican Republic or Jamaica, respectively, and result in a corresponding decrease in the occupancy rates and revenue of our resorts as consumers may choose destinations in countries with more attractive exchange rates. In the event that this appreciation occurs, it could lead to an increase in the rates we charge for rooms in our resorts, which could result in a decrease in occupancy rates and revenue and, therefore, negatively impact our business, financial condition, liquidity, results of operations and prospects.

Furthermore, appreciation of local currencies relative to the U.S. dollar could make fulfillment of our U.S. dollar denominated obligations, including our debt service payments, more challenging and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The departure of any of our key personnel, including Bruce D. Wardinski, Alexander Stadlin, Larry Harvey and Kevin Froemming, who have significant experience and relationships in the lodging industry, could have a material adverse effect on us.

We depend on the experience and relationships of our senior management team, especially Bruce D. Wardinski, our Chairman and Chief Executive Officer, Alexander Stadlin, our Chief Operating Officer, Larry Harvey, our Chief Financial Officer, and Kevin Froemming, our Chief Marketing Officer, to manage our strategic business direction. These members of our senior management team have an average of 28 years of experience owning, operating, acquiring, repositioning, rebranding, renovating and financing hotel, resort and all-inclusive properties. In addition, our senior management team has developed an extensive network of industry, corporate and institutional relationships. Other than our Chairman and Chief Executive Officer, Bruce D. Wardinski, and our Chief Marketing Officer, Kevin Froemming, our senior management team does not have employment agreements with us and we can provide no assurances that any of our key personnel identified above will continue their employment with us. The loss of services of any of Mr. Wardinski, Mr. Stadlin, Mr. Harvey, Mr. Froemming or another member of our senior management team, or any difficulty attracting and retaining other talented and experienced personnel, could have a material adverse effect on us, including, among others, our ability to source potential investment opportunities, our relationship with global and national industry brands and other industry participants or the execution of our business strategy.

We rely on a third party, AMResorts, to manage five of our resorts and we can provide no assurance that AMResorts will manage these resorts successfully or that AMResorts will not be subject to conflicts harmful to our interests.

Pursuant to management agreements with AMResorts, five of our 13 resorts will continue to be managed by AMResorts until the earlier of the sale of each such resort or the expiration date of each agreement. Other than the agreement for Dreams La Romana, which may be terminated at any time (and without termination fees after December 2017), these agreements do not expire until 2022. Therefore, absent payment by us of significant termination fees, until the expiration of the management agreements, we will not be able to terminate AMResorts and self-manage these resorts. We can provide no assurance that AMResorts will manage these resorts successfully. Failure by AMResorts to fully perform the duties agreed to in the management agreements or the failure of AMResorts to adequately manage the risks associated with resort operations could materially and adversely affect us. We may have differences with AMResorts and other third-party service providers over their performance and compliance with the terms of the management agreements and other service agreements. In these cases, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. In addition, AMResorts currently owns and/or manages and may in the future own and/or manage other resorts, including all-inclusive resorts in our markets that may compete with our resorts. AMResorts and its affiliates may have interests that conflict with our interests, such as incentives to favor these other resorts over our resorts as a result of more favorable compensation arrangements or by ownership interests in these resorts.

We may not execute our business and growth strategy successfully which could have a material adverse effect on us, including our financial results.

Our ability to grow our business depends upon the business contacts of our senior management team and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to execute our business and growth strategy successfully, we could be materially and adversely affected, including our financial results.

Our strategy to opportunistically acquire, develop and operate in new geographic markets may not be successful, which could have a material adverse effect on us, including our financial condition, liquidity, results of operations and prospects.

In the future, we may acquire or develop and operate resorts in geographic markets in which our management has little or no operating experience and in which potential guests are not familiar with a particular brand with which the resort is affiliated or do not associate the geographic market as an all-inclusive resort destination. As a result, we may incur costs relating to the opening, operation and promotion of such resorts that are substantially greater than those incurred in other geographic areas, and such resorts may attract fewer guests than other resorts we may acquire. Consequently, demand at any resorts that we may acquire in unfamiliar markets may be lower than those at resorts that we currently operate or that we may acquire in our existing markets. Unanticipated expenses at and insufficient demand for resorts that we acquire in new geographic markets, therefore, could materially and adversely affect us, including our financial condition, liquidity, results of operations and prospects.

Our resort development, acquisition, expansion, repositioning and rebranding projects will be subject to timing, budgeting and other risks, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

We may develop, acquire, expand, reposition or rebrand resorts from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we develop, acquire, expand, reposition or rebrand resorts, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	strikes or other labor issues;

•	development costs incurred for projects that are not pursued to completion;

•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;

•	results that may not achieve our desired revenue or profit goals;

•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;

•	ability to raise capital, including construction or acquisition financing; and

•	governmental restrictions on the nature or size of a project.

As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning and rebranding project will be completed on time or within budget. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our insurance may not be adequate to cover our potential losses, liabilities and damages and we may not be able to secure insurance to cover all of our risks, which could have a material adverse effect on us, including our financial results.

The business of owning and managing resorts is subject to a number of risks, hazards, adverse environmental conditions, labor disputes, changes in the regulatory environment and natural phenomena such as floods, hurricanes, earthquakes and earth movements. Such occurrences could result in damage or impairment to, or destruction of, our resorts, personal injury or death, environmental damage, business interruption, monetary losses and legal liability.

While insurance is not commonly available for all these risks, we do maintain customary insurance against risks that we believe are typical and reasonably insurable in the lodging industry and in amounts that we believe to be reasonable but that contain limits, deductibles, exclusions and endorsements. However, we may decide not to insure against certain risks because of high premiums compared to the benefit offered by such insurance or for other reasons. In the event that costs or losses exceed our available insurance or additional liability is imposed on us for which we are not insured or are otherwise unable to seek reimbursement, we could be materially and adversely affected, including our financial results. We may not be able to continue to procure adequate insurance coverage at commercially reasonable rates in the future or at all, and some claims may not be paid. There can be no assurance that the coverage and amounts of our insurance will be sufficient for our needs.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations.

Our success depends in large part on our ability to attract, retain, train, manage, and engage skilled employees. As of June 30, 2016, we directly and indirectly employed approximately 9,466 employees worldwide at both our corporate offices and on-site at our resorts. If we are unable to attract, retain, train, manage, and engage skilled employees, our ability to manage and staff our resorts could be impaired, which could reduce guest satisfaction. Staffing shortages in places where our resorts are located also could hinder our ability to grow and expand our businesses. Because payroll costs are a major component of the operating expenses at our resorts, a shortage of skilled labor could also require higher wages that would increase labor costs, which could adversely affect our results of operations.

A significant number of our employees are unionized, and if labor negotiations or work stoppages were to disrupt our operations, it could have a material adverse effect on us, including our results of operations.

In excess of half of our full-time equivalent work force is unionized. As a result, we are required to negotiate the wages, salaries, benefits, staffing levels and other terms with many of our employees collectively and we are exposed to the risk of disruptions to our operations. Our results could be adversely affected if future labor negotiations were to disrupt our operations. If we were to experience labor unrest, strikes or other business interruptions in connection with labor negotiations or otherwise, or if we were unable to negotiate labor contracts on reasonable terms, we could be materially and adversely affected, including our results of operations. In addition, our ability to make adjustments to control compensation and benefits costs, rebalance our portfolio or otherwise adapt to changing business needs may be limited by the terms and duration of our collective bargaining agreements.

Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could have a material adverse effect on us, including reducing our occupancy rates and revenue and, therefore, our liquidity and results of operations.

Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our guests and may adversely affect demand for our vacation packages. Changes in commercial airline services or tour operator services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings, could have a material adverse effect on us, including our occupancy rates and revenue and, therefore, our liquidity and results of operations.

Our industry is highly competitive, which may impact our ability to compete successfully with other hotel and resort brands and operators for guests, which could have a material adverse effect on us, including our operating margins, market share and financial results.

We generally operate in markets that contain numerous competitors. Each of our resort brands competes with major chains in national and international venues and with independent companies in regional markets, including with recent entrants into the all-inclusive segment of the lodging industry in the regions in which we operate. Our ability to remain competitive and to attract and retain guests depends on our success in establishing and distinguishing the recognition and reputation of our brands, our locations, our guest satisfaction, our room rates, quality of service, amenities and quality of accommodations and our overall value from offerings by others. If we are unable to compete successfully in these countries, it could have a material adverse effect on us, including our operating margins, market share and financial results.

Each of Farallon and HI Holdings Playa owns a significant portion of our ordinary shares and has representation on our Board, and Farallon and Hyatt may have interests that differ from those of other shareholders.

Upon the completion of this offering, approximately            % of our ordinary shares will be owned by Farallon. In addition, two of our current directors were designated by Farallon and one of these directors is currently a managing member of FCM. As a result, Farallon may be able to significantly influence the outcome of matters submitted for director action, subject to our directors’ obligation to act in the interest of all of our stakeholders, and for shareholder action, including the nomination and appointment of our Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. Following this offering, so long as Farallon continues to directly or indirectly own a significant amount of our outstanding equity interests and one or more individuals affiliated with Farallon are members of our Board and/or one or more committees thereof, Farallon may be able to exert substantial influence on us and may be able to exercise its influence in a manner that is not in the interests of our other stakeholders. Farallon’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Additionally, Farallon is in the business of making investments in companies and owning other hotels, and Farallon may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. Farallon may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us. Prospective investors in our ordinary shares should consider that the interests of Farallon may differ from their interests in material respects.

Upon the completion of this offering, approximately            % of our ordinary shares will be owned by HI Holdings Playa. In addition, one of our current directors was designated by HI Holdings Playa and is currently an employee of Hyatt. As a result, HI Holdings Playa may be able to influence the outcome of matters submitted for director action, subject to our directors’ obligation to act in the interest of all of our stakeholders, and for shareholder action, including the nomination and appointment of our Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. HI Holdings Playa’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Additionally, Hyatt owns and franchises other hotels, and Hyatt may from time to time acquire and hold interests in, subject to the Hyatt Resort Agreements and the Hyatt Strategic Alliance Agreement, businesses that compete directly or indirectly with us or that supply us with goods and services. Hyatt may also pursue acquisition opportunities that may be complementary to or competitive with our business, and as a result those acquisition opportunities may not be available to us. Also, the loss of any Hyatt Resort Agreement or the Hyatt Strategic Alliance Agreement is likely to have a material adverse effect on us. Prospective investors in our ordinary shares should consider that the interests of Hyatt may differ from their interests in material respects. See “Certain Relationships and Related Party Transactions—Hyatt Agreements.”

Any joint venture investments that we make in the future could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and liquidity and disputes between us and our co-venturers.

We may co-invest in resorts in the future with third parties through partnerships or other joint ventures, acquiring non-controlling interests in or sharing responsibility for any such ventures. In this event, we would not be in a position to exercise sole decision-making authority regarding the joint venture and, in certain cases, may have little or no decision-making authority. Investments through partnerships or other joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make dubious business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our executive officers, senior management and/or directors from focusing their time and effort on our business. Consequently, action by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us, including our financial results.

The nature of our business exposes us to the potential for disputes or legal, regulatory or other proceedings from time to time relating to tax matters, environmental matters, government regulations, including licensing and permitting requirements, personal injury, labor and employment matters, contract disputes and other issues. For example, the Mexican tax authorities have issued an assessment to one of our Mexican subsidiaries for approximately $8.9 million. See “Our Business and Resorts—Legal Proceedings.” In addition, amenities at our resorts, including restaurants, bars and swimming pools, are subject to significant regulations, and government authorities may disagree with our interpretations of these regulations, or may enforce regulations that historically have not been enforced. Such disputes, individually or collectively, could adversely affect our business by distracting our management from the operation of our business or impacting our market reputation with our guests. If these disputes develop into proceedings or judgments, these proceedings or judgments, individually or collectively, could distract our senior management, disrupt our business or involve significant expenditures and our reserves relating to ongoing proceedings, if any, may ultimately prove to be inadequate, any of which could have a material adverse effect on us, including our financial results.

Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of the related resort(s), which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Some of the resorts in our portfolio were constructed and renovated without certain approvals at the time the construction and renovation work was carried out, as the prior owners of such resorts determined that such approvals were not required under the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of Mexican law as the prior owners. The authority granted to the Mexican government in this regard is plenary and we can give no assurance the Mexican government will not exercise its authority to impose fines, to require us to perform remediation/restoration activities and/or to contribute to environmental trusts, and/or to close part or all of the related resort(s), which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

As of 1988, Mexican environmental laws were amended in order to establish that, among other things, any new hotel construction and certain renovations require the preparation of an environmental impact statement (“MIA”) in order to obtain an Environmental Impact Authorization (Resolutivo de Impacto Ambiental). Furthermore, since 2003 depending on each specific project, a supporting technical report (“ETJ”) is required to obtain an Authorization to Change the Use of Soil of Forestal Land (Autorización de Cambio de Uso de Suelo en Terrenos Forestales).

With respect to Real Resorts:

•	Two of the acquired resorts, Gran Caribe Real and Hyatt Zilara Cancún, were built prior to implementation of the MIA in 1988 and, therefore, required no such authorization. However, certain renovations to these resorts were carried out after 1988 without an MIA because the prior owner determined that no authorization was needed pursuant to an exception in the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of the applicability of the exception as the prior owner.

•	The remaining two resorts, Royal Playa del Carmen and Gran Porto Real, were constructed after 1988 without the required MIA and ETJ authorizations. Notwithstanding the foregoing, those resorts were operated by the prior owner, and since our acquisition have been operated by us, with no interference in the normal course of business.

The consequences of failing to obtain the MIA and/or ETJ, as applicable, could result in fines of up to approximately $300,000, obligations to perform remediation/restoration activities and/or contribute to environmental trusts, and, in the case of a severe violation, a partial or total closing or a demolition of the relevant resort(s). Although we are not aware of closings or demolitions due to the failure to obtain the MIA and/or ETJ, no assurance can be given that such action will not be taken in the future.

Our wholly-owned subsidiary Playa Resorts Holding B.V. may be required to obtain a banking license and/or an exemption from the prohibition to attract repayable funds as a result of issuing our Senior Notes due 2020 and borrowing under our Senior Secured Credit Facility, which could have a material adverse effect on us.

Under the Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (the “CRR”), which took effect on January 1, 2014, there is uncertainty regarding how certain key terms in the regulation are to be interpreted.

If such terms are not interpreted in a manner that is consistent with current Dutch national guidance on which Playa Resorts Holding B.V. (our wholly-owned subsidiary) relies, Playa Resorts Holding B.V. could be categorized as a “credit institution” as a consequence of issuing our Senior Notes due 2020 and borrowing under our Senior Secured Credit Facility if it is deemed to be “an undertaking the business of which is to receive deposits or other repayable funds from the public and to grant credits for its own account.” This would require it to obtain a banking license and it could be deemed to be in violation of the prohibition on conducting the business of a bank without such a license. With respect to the borrowing under our Senior Secured Credit Facility, Playa Resorts Holding B.V. could also be deemed to be in violation of the prohibition on attracting repayable funds from the public. In each such case, it could, as a result, be subject to certain enforcement measures such as a warning and/or instructions by the regulator, incremental penalty payments (last onder dwangsom) and administrative fines (bestuurlijke boete), which all may be disclosed publicly by the regulator.

There is limited official guidance at the EU level as to the key elements of the definition of “credit institution,” such as the terms “repayable funds” and “the public.” The Netherlands legislature has indicated that, as long as there is no clear guidance at the EU level, it is to be expected that the current Dutch national interpretation of these terms will continue to be taken into account for the use and interpretation thereof. Playa Resorts Holding B.V. relies on this national interpretation to reach the conclusion that a requirement to obtain a banking license is not triggered, and that the prohibitions on conducting the business of a bank without such a license and on attracting repayable funds from the public have not been violated, on the basis that (i) each lender under our Senior Secured Credit Facility has extended loans to Playa Resorts Holding B.V. for an initial amount of at least the U.S. Dollar equivalent of €100,000 or has assumed rights and/or obligations vis-à-vis Playa Resorts Holding B.V. the value of which is at least the U.S. Dollar equivalent of €100,000 and (ii) all Senior Notes due 2020 issued by Playa Resorts Holding B.V. were in denominations which equal or are greater than the U.S.dollar equivalent of €100,000.

If European guidance is published on what constitutes “the public” as referred to in the CRR, and such guidance does not provide that the holder of a note of $150,000 or more, such as is the case with our Senior Notes due 2020, or the lenders under our Senior Secured Credit Facility, each providing a loan the initial amount of which exceeds the U.S. dollar equivalent of €100,000, are excluded from being considered part of “the public” and the current Dutch national interpretation of these terms is not considered to be “grandfathered,” then Playa Resorts Holding B.V. may be required to obtain a banking license, and/or may be deemed to be in violation of the prohibition on conducting the business of a bank without such a license and, with respect to our Senior Secured Credit Facility, the prohibition on attracting repayable funds from the public and, as a result may, in each case, be subject to certain enforcement measures as described above. If Playa Resorts Holding B.V. is required to obtain a banking license or becomes subject to such enforcement measures, we could be materially adversely affected.

Risks Related to the Lodging Industry

The results of operations of our resorts may be adversely affected by various operating risks common to the lodging industry, including competition, over-supply and dependence on tourism, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our resorts will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

•	the availability of and demand for hotel and resort rooms;

•	over-building of hotels and resorts in the markets in which we operate, which results in increased supply and may adversely affect occupancy and revenues at our resorts;

•	pricing strategies of our competitors;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates or other income;

•	international, national, and regional economic and geopolitical conditions;

•	the impact of war, crime, actual or threatened terrorist activity and heightened travel security measures instituted in response to war, terrorist activity or threats (including Travel Advisories issued by the U.S. Department of State) and civil unrest;

•	the impact of any economic or political instability in Mexico due to unsettled political conditions, including civil unrest, widespread criminal activity, acts of terrorism, force majeure, war or other armed conflict, strikes and governmental actions;

•	the desirability of particular locations and changes in travel patterns;

•	the occurrence of natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, and oil spills;

•	events that may be beyond our control that could adversely affect the reputation of one or more of our resorts or that may disproportionately and adversely impact the reputation of our brands or resorts;

•	taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures, and costs;

•	adverse effects of a downturn in the lodging industry, especially leisure travel and tourism spending;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	necessity for periodic capital reinvestment to maintain, repair, expand, renovate and reposition our resorts;

•	the costs and administrative burdens associated with compliance with applicable laws and regulations, including, among others, those associated with privacy, marketing and sales, licensing, labor, employment, the environment, and the U.S. Department of the Treasury’s Office of Foreign Asset Control and the U.S. Foreign Corrupt Practices Act (“FCPA”);

•	the availability, cost and other terms of capital to allow us to fund investments in our portfolio and the acquisition of new resorts;

•	regional, national and international development of competing resorts;

•	increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business or the cost of travel for our guests, including recent increases in energy costs and any resulting increase in travel costs or decrease in airline capacity;

•	availability, cost and other terms of insurance;

•	organized labor activities, which could cause the diversion of business from resorts involved in labor negotiations, loss of group business, and/or increased labor costs;

•	currency exchange fluctuations;

•	trademark or intellectual property infringement; and

•	risks generally associated with the ownership of hotels, resorts and real estate, as we discuss in detail below.

Any one or more of these factors could limit or reduce the demand for our resorts or the prices our resorts are able to obtain or could increase our costs and therefore reduce the operating results of our resorts. Even where such factors do not reduce demand, resort-level profit margins may suffer if we are unable to fully recover increased operating costs from our guests. These factors could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The seasonality of the lodging industry could have a material adverse effect on us, including our revenues.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters. We can provide no assurances that these seasonal fluctuations will, in the future, be consistent with our historical experience or whether any shortfalls that occur as a result of these fluctuations will not have a material adverse effect on us.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus Net Package RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. Further, the costs of running a resort tend to be more fixed than variable. As a result, in an environment of declining revenue, the rate of decline in earnings is likely to be higher than the rate of decline in revenue.

Our concentration in a particular segment of a single industry limits our ability to offset the risks of a downturn in that segment, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

All of our assets are resorts and resort-related assets and we expect that all of our business will be resort-related. Furthermore, our existing business is focused primarily on, and our acquisition strategy will target the acquisition of resorts in, the all-inclusive segment of the lodging industry (and properties that we believe can be converted into all-inclusive resorts in a manner consistent with our business strategy). This concentration exposes us to the risk of economic downturns in the lodging industry and in the all-inclusive segment of the lodging industry to a greater extent than if our portfolio also included assets from other segments of the real estate industry or other sectors of the lodging industry. As a result, we are susceptible to a downturn in the lodging industry and, in particular, to a downturn affecting the all-inclusive segment thereof. If market conditions adversely affect the lodging industry, in general, and the all-inclusive segment thereof, in particular, it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The ongoing need for capital expenditures at our resorts could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our resorts will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. In addition, Hyatt also will require periodic capital improvements by us as a condition of maintaining the two Hyatt All-Inclusive Resort Brands. These capital improvements may give rise to the following risks:

•	possible environmental liabilities;

•	construction cost overruns and delays;

•	the decline in revenues while rooms or restaurants are out of service due to capital improvement projects;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on favorable terms, or at all;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun;

•	disputes with Hyatt regarding compliance with the Hyatt Resort Agreements or the Strategic Alliance Agreement; and

•	bankruptcy or insolvency of a contracted party during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The increasing use of Internet travel intermediaries by consumers could have a material adverse effect on us, including our financial results.

Some of our vacation packages will be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer lodging as a commodity, by increasing the importance of price and general indicators of quality, such as “three-star downtown hotel,” at the expense of brand identification or quality of product or service. If consumers develop brand loyalties to Internet reservations systems rather than to the Hyatt All-Inclusive Resort Brands and the other brands under which our resorts are operated, the value of our resorts could deteriorate and we could be materially and adversely affected, including our financial results.

Cyber risk and the failure to maintain the integrity of internal or guest data could harm our reputation and result in a loss of business and/or subject us to costs, fines, investigations, enforcement actions or lawsuits.

We, Hyatt and our third-party resort manager collect, use and retain large volumes of guest data, including credit card numbers and other personally identifiable information, for business, marketing, and other purposes in our, Hyatt’s and our third-party resort manager’s various information technology systems, which enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. We, Hyatt and our third-party resort manager store and process such internal and guest data both at onsite facilities and at third-party owned facilities including, for example, in a third-party hosted cloud environment. The integrity and protection of our guest, employee and company data, as well as the continuous operation of our, Hyatt’s and our third-party resort manager’s systems, is critical to our business. Our guests and employees expect that we will adequately protect their personal information. The regulations and contractual obligations applicable to security and privacy are increasingly demanding, both in the United States and in other jurisdictions where we operate, and cyber-criminals have been recently targeting the lodging industry. We continue to develop and enhance controls and security measures to protect against the risk of theft, loss or fraudulent or unlawful use of guest, employee or company data, and we maintain an ongoing process to re-evaluate the adequacy of our controls and measures. Notwithstanding our efforts, because of the scope and complexity of our information technology structure, our reliance on third parties to support and protect our structure and data, and the constantly evolving cyber-threat landscape, our systems may be vulnerable to disruptions, failures, unauthorized access, cyber-terrorism, employee error, negligence, fraud or other misuse. These or similar occurrences, whether accidental or intentional, could result in theft, unauthorized access or disclosure, loss, fraudulent or unlawful use of guest, employee or company data which could harm our reputation or result in a loss of business, as well as remedial and other costs, fines, investigations, enforcement actions, or lawsuits. As a result, future incidents could have a material impact on our business and adversely affect our financial condition, liquidity and results of operations.

We face risks related to pandemic diseases, including avian flu, H1N1 flu, H7N9 flu, Ebola virus and Zika virus, which could materially and adversely affect travel and result in reduced demand for our resorts and could have a material adverse effect on us.

Our business could be materially and adversely affected by the effect of, or the public perception or a risk of, a pandemic disease on the travel industry. For example, the outbreaks of severe acute respiratory syndrome (“SARS”) and avian flu in 2003 had a severe impact on the travel industry, and the outbreaks of H1N1 flu in 2009 threatened to have a similar impact. Additionally, the public perception of a risk of a pandemic or media coverage of these diseases, particularly if focused on regions in which our resorts are located, may adversely affect us by reducing demand for our resorts. A prolonged occurrence of SARS, avian flu, H1N1 flu, H7N9 flu, Ebola virus, Zika virus or another pandemic disease also may result in health or other government authorities imposing restrictions on travel. Any of these events could result in a significant drop in demand for our resorts and could have a material adverse effect on us.

We may be subject to unknown or contingent liabilities related to our existing resorts or resorts that we acquire, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our existing resorts or resorts that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to our existing resorts and any future acquisitions of resorts may not survive the closing of the transactions. Furthermore, indemnification under such agreements may not exist or be limited and subject to various exceptions or materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the transferors or sellers of their representations and warranties or other prior actions by the sellers. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these resorts may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us, including our business, financial condition, liquidity, results of operations and prospects.

Conducting business internationally may result in increased risks and any such risks could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks, risks of increase in duties and taxes, risks relating to anti-bribery laws, such as the FCPA, as well as changes in laws and policies affecting vacation businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. Any of these risks could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

We could be exposed to liabilities under the FCPA and other anti-corruption laws and regulations, including non-U.S. laws, any of which could have a material adverse impact on us, including our business, financial condition, liquidity, results of operations and prospects.

As a result of our international operations, we are subject to compliance with various laws and regulations, including the FCPA and other anti-corruption laws in the jurisdictions in which we do business, which generally prohibit companies and their intermediaries or agents from engaging in bribery or making improper payments to foreign officials or their agents or other entities. The FCPA also requires companies to make and keep books and records and accounts which, in reasonable detail, reflect their transactions, including the disposition of their assets. We have implemented, and continue to evaluate and improve, safeguards and policies designed to prevent violations of various anti-corruption laws that prohibit improper payments or offers of payments to foreign officials or their agents or other entities for the purpose of conducting business and are in the process of expanding our training program. The countries in which we own resorts have experienced governmental corruption to some degree and, in certain circumstances, compliance with anti-corruption laws may conflict with local customs and practices. Despite our existing safeguards and any future improvements to our policies and training, we are exposed to risks from deliberate, reckless or negligent acts committed by our employees or agents for which we might be held responsible. Failure to comply with these laws or our internal policies could lead to criminal and civil penalties and other legal and regulatory liabilities and require us to undertake remedial measures, any of which could have a material adverse impact on us, including our business, financial condition, liquidity, results of operations and prospects.

Our existing resorts or resorts that we acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on us, including our results of operations.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the resorts in our portfolio or resorts that we may acquire may contain microbial matter, such as mold and mildew, which could require us to undertake a costly remediation program to contain or remove the mold from the affected resort. Furthermore, we can provide no assurances that we will be successful in identifying harmful mold and mildew at resorts that we seek to acquire, which could require us to take remedial action at acquired resorts. The presence of significant mold could expose us to liability from guests, employees and others if property damage or health concerns arise, which could have a material adverse effect on us, including our results of operations.

Climate change may adversely affect our business, which could materially and adversely affect us, including our financial condition, liquidity and results of operations.

To the extent that climate change does occur, we may experience changes in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature, which may result in physical damage or a decrease in demand for our properties, all of which are located in coastal beachfront locations that are vulnerable to significant property damage from severe weather events, including hurricanes. Should the impact of climate change be material in nature, we could be materially and adversely affected, including our financial condition, liquidity and results of operations. In addition, changes in applicable legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations. Actual or anticipated losses resulting from the consequences of climate change could also impact the cost or availability of insurance.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to sell resorts or otherwise respond to adverse changes in the performance of our resorts, which could have a material adverse effect on us, including our financial results.

Because real estate investments are relatively illiquid, our ability to sell one or more resorts promptly for reasonable prices in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest and tax rates and in the availability and cost and other terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, widespread criminal activity, and acts of nature, including hurricanes, earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism.

We may decide to sell resorts in the future. We cannot predict whether we will be able to sell any resort for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a resort.

During the recent economic recession, the availability of credit to purchasers of hotels and resorts and financing structures, such as commercial mortgage-backed securities, which had been used to finance many hotel and resort acquisitions in prior years, was reduced. Subsequent to such economic recession, such credit availability and financing structures have been inconsistent from time to time. If financing for hotels and resorts is not available on attractive terms or at all, it will adversely impact the ability of third parties to buy our resorts. As a result, we may hold our resorts for a longer period than we would otherwise desire and may sell resorts at a loss.

In addition, we may be required to expend funds to correct defects or to make improvements before a resort can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring a resort, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our resorts or a need for liquidity could materially and adversely affect us, including our financial results.

We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our resorts are subject to various international, national, regional and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean-up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from our property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused, such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it was or became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell resorts. Contamination at, on, under or emanating from our resorts also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our resorts, environmental laws also may impose restrictions on the manner in which our property may be used or our business may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our resorts are subject to various international, national, regional and local environmental, health and safety regulatory requirements that address a wide variety of issues. Some of our resorts routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (e.g., swimming pool chemicals). Our resorts incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

Liabilities and costs associated with contamination at, on, under or emanating from our properties, defending against claims, or complying with environmental, health and safety laws could be significant and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. We can provide no assurances that (1) changes in current laws or regulations or future laws or regulations will not impose additional or new material environmental liabilities or (2) the current environmental condition of our resorts will not be affected by our operations, by the condition of the resorts in the vicinity of our resorts, or by third parties unrelated to us. The discovery of material environmental liabilities at our resorts could subject us to unanticipated significant costs, which could result in significant losses. See “Risks Related to Our Business—We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us, including our financial results” as to the possibility of disputes or legal, regulatory or other proceedings that could adversely affect us.

Increases in property taxes would increase our operating costs, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Each of our resorts is and will continue to be subject to real and personal property taxes. These taxes may increase as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Risks Related to Our Indebtedness

We have substantial indebtedness and may incur additional debt in the future. The principal, premium, if any, and interest payment obligations of such debt may restrict our future operations and impair our ability to invest in our business.

As of June 30, 2016, we had approximately $814.7 million aggregate principal amount of outstanding debt obligations (which represents the principal amounts outstanding under our Secured Credit Facility, Term Loan and Senior Notes due 2020 and excludes a $1.0 million issuance discount on our Term Loan, a $4.1 million issuance premium on our Senior Notes due 2020 and $14.7 million of unamortized debt issuance costs). In addition, the terms of our Senior Secured Credit Facility and the indenture executed in connection with the issuance of our Senior Notes due 2020 (the “Indenture”) permit us to incur additional indebtedness, subject to our ability to meet certain borrowing conditions.

Our substantial debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes, including capital expenditures and acquisitions;

•	place us at a competitive disadvantage compared to some of our competitors that may have less debt and better access to capital resources;

•	limit our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may adversely affect our operations;

•	cause us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limit our ability to make investments or acquisitions, dispose of assets, pay cash dividends or redeem or repurchase shares; and/or

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other business purposes.

Our ability to service our significant financial obligations depends on our ability to generate significant cash flow, which is partially subject to general economic, financial, competitive, legislative, regulatory, and other factors beyond our control. We expect to use substantially all of the net proceeds from this offering to repurchase all of our outstanding preferred shares (see “Use of Proceeds”), and we cannot assure you that our business will generate cash flow from operations, that future borrowings will be available to us under our Revolving Credit Facility, or that we will be able to complete any necessary financings, in amounts sufficient to enable us to fund our operations, engage in acquisitions, capital improvements or other development activities, pay our debts and other obligations and fund our other liquidity needs. If we are not able to generate sufficient cash flow, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Additional debt or equity financing may not be available in sufficient amounts, at times or on terms acceptable to us, or at all, and any additional debt financing we do obtain may significantly increase our leverage on unfavorable terms. If we are unable to implement one or more of these alternatives, we may not be able to service our debt or other obligations, which could result in us being in default thereon, in which circumstances our lenders could cease making loans to us, lenders or other holders of our debt could accelerate and declare due all outstanding obligations due under the respective agreements and secured lenders could foreclose on their collateral, any of which could have a material adverse effect on us. In addition, the current volatility in the capital markets may also impact our ability to obtain additional financing, or to refinance our existing debt, on terms or at times favorable to us.

The agreements governing our various debt obligations impose restrictions on our business and limit our ability to undertake certain actions.

The agreements governing our various debt obligations, including the Indenture and our Senior Secured Credit Facility, include covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends, redeem or repurchase shares or make other distributions to shareholders;

•	make investments or acquisitions;

•	create liens or use assets as security in other transactions;

•	issue guarantees;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	amend our articles of association or bylaws;

•	engage in transactions with affiliates; and

•	purchase, sell or transfer certain assets.

The Indenture and our Senior Secured Credit Facility also require us to comply with a number of financial ratios and/or covenants. Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities. The breach of any of these covenants could result in a default under the Indenture and/or our Senior Secured Credit Facility. An event of default under any of our debt agreements could permit such lenders to declare all amounts borrowed from them, together with accrued and unpaid interest, to be immediately due and payable, which could, in turn, trigger defaults under other debt obligations and could result in the termination of commitments of the lenders to make further extensions of credit under our Revolving Credit Facility. If we were unable to repay debt to our lenders, or were otherwise in default under any provision governing any secured debt obligations, our secured lenders could proceed against us and against any collateral securing that debt.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our existing and any future variable rate indebtedness would also increase and our cash available to service our other obligations and invest in our business would decrease. Furthermore, rising interest rates would likely increase our interest obligations on future fixed or variable rate indebtedness, which could materially and adversely affect our financial condition and liquidity.

Any mortgage debt obligations we incur will expose us to increased risk of property losses due to foreclosure, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Incurring mortgage debt increases our risk of property losses because any defaults on indebtedness secured by our resorts may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default. For tax purposes, a foreclosure of any nonrecourse mortgage on any of our resorts may be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. In certain of the jurisdictions in which we operate, if any such foreclosure is treated as a sale of the property and the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we could recognize taxable income upon foreclosure but may not receive any cash proceeds.

In addition, any default under our mortgage debt obligations may increase the risk of our default on our other indebtedness, including other mortgage debt. If this occurs, we may not be able to satisfy our obligations under our indebtedness, which could have a material adverse effect on us, including our financial condition, liquidity (including our future access to borrowing) and results of operations.

Risks Related to this Offering and Our Ordinary Shares

There has been no public market for our ordinary shares and an active, liquid and orderly trading market for our ordinary shares may not develop or be sustained following this offering, which may adversely affect the market price of our ordinary shares and the ability of investors to sell their shares.

Prior to the completion of this offering, there has been no public market for our ordinary shares and there can be no assurance that an active, liquid and orderly trading market will develop or be sustained following this offering. In the absence of such a trading market, you may be unable to sell your ordinary shares at the time, and at the price, you desire. The initial public offering price of our ordinary shares will be determined through negotiations between us and the representatives of the underwriters, but there can be no assurance that our ordinary shares will not trade below the initial public offering price following this offering. See “Underwriting.”

We are an “emerging growth company,” and we cannot be certain if the reduced SEC (as defined below) reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. However, we have chosen to “opt out” of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our ordinary shares less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for our ordinary shares and the market price and trading volume of our ordinary shares may be more volatile and decline significantly.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, the Dutch Financial Supervision Act, the Dutch Financial Reporting Supervision Act (Wet op het financieel toezicht), the Dutch Corporate Governance Code (“DCGC”) and other applicable securities rules and rules and regulations promulgated under the foregoing impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and corporate governance practices.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices and control environment process improvements.

If you invest in this offering, you will experience immediate dilution from the purchase of our ordinary shares.

We expect the initial public offering price of our ordinary shares to be higher than the net tangible book value per ordinary share. Purchasers of our ordinary shares in this offering will experience immediate dilution of approximately $            from the contemplated offering price per ordinary share (based on the mid-point of the price range set forth on the cover page of this prospectus). This means that investors who purchase our ordinary shares will pay a price per share that exceeds the net tangible book value per ordinary share of our tangible assets after subtracting our liabilities. See “Dilution.”

The market price and trading volume of our ordinary shares may be volatile and could decline significantly following this offering.

The stock markets, including the NYSE on which we intend to list our ordinary shares under the symbol “                     ,” have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares following this offering, the market price of our ordinary shares may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our ordinary shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of the NYSE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales or resales, or anticipated issuances, sales or resales, of our ordinary shares;

•	publication of research reports about us, our resorts, the all-inclusive segment of the lodging industry or the lodging industry generally;

•	the performance and market valuations of other similar companies;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems; and

•	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our ordinary shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal, and in fact has revealed, deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our ordinary shares.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We have identified, and our independent registered public accounting firm has communicated, four material weaknesses in our internal control over financial reporting as of December 31, 2015. Accordingly, our internal control over financial reporting and our monitoring controls and processes were not effective as of such date. These material weaknesses have not been remediated, and it will take time for us to develop, implement and test additional processes and other controls. Accordingly, we may not be able to accurately report our financial results, prevent fraud or file our required periodic reports pursuant to the Exchange Act in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares.

We have identified, and Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements for the years ended December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, has communicated, material weaknesses in our internal control over financial reporting as of December 31, 2015. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. The four material weaknesses we identified relate to: (1) the operating effectiveness of our internal controls relating to our review of our consolidated financial statements and the underlying accounting analyses and journal entries, due to the fact that we do not have formalized accounting policies and procedures, segregation of duties, and sufficient resources with the requisite level of experience and technical expertise for the timely preparation and review of the financial information required for accurate financial reporting in accordance with U.S. GAAP; (2) insufficient design and implementation of our information technology controls, including system access, change management, segregation of duties, backups and disaster recovery plans, which are insufficient to address certain information technology risks and, as a result, could expose our systems and data to unauthorized use, alteration or destruction; (3) the design and operating effectiveness of management’s reviews of our current and deferred tax provision workbooks to verify that all calculations are complete, accurate and in accordance with U.S. GAAP, and our lack of the technical competence, as well as systems and processes, to ensure our compliance with Accounting Standards Codification 740 “Income Taxes” (“ASC 740 “Income Taxes””); and (4) our lack of monitoring processes to ensure that internal controls are designed and implemented appropriately and are operating effectively, which applies to both our internal controls and the internal controls of third-party service providers, such as AMResorts (which manages five of our resorts). These material weaknesses increase the risk of a material misstatement in our financial statements.

Although we have taken steps to improve our internal control over financial reporting since the identification of these material weaknesses, including hiring an experienced Director of Financial Reporting and developing plans to implement improved processes and internal controls, we are still in the process of developing and implementing additional process and other controls. Moreover, once additional processes and other controls have been developed and implemented, they will need to be monitored and their effectiveness will need to be successfully tested over several quarters before we can conclude that the material weaknesses have been remediated. There can be no assurance that we will be successful in making these improvements in a timely manner, or at all, and in remediating our material weaknesses. If we are not successful in making these improvements, we may not be able to accurately report our financial results in accordance with U.S. GAAP, prevent fraud or file our periodic reports with the Securities and Exchange Commission (“SEC”) in a timely manner, which may expose us to legal and regulatory liabilities and may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares. In addition, implementing changes to our internal controls may distract our executive officers and employees, entail substantial costs to evaluate and modify our existing processes and implement new processes, and take significant time to complete, monitor and test. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

Future issuances of debt securities and equity securities may adversely affect us, including the market price of our ordinary shares and may be dilutive to existing shareholders.

In the future, we may incur debt or issue equity ranking senior to our ordinary shares. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our ordinary shares. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our ordinary shares and be dilutive to existing shareholders.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the market price and liquidity for our ordinary shares could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade their opinions about our ordinary shares, publish inaccurate or unfavorable research about us, or cease publishing about us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline significantly.

The number of our ordinary shares available for future issuance, sale or resale could adversely affect the market price of our ordinary shares.

The market price of our ordinary shares could be adversely affected, as a result of issuances, sales or resales, or anticipated issuances, sales or resales, of a large number of our ordinary shares in the market after this offering or the perception that such issuances, sales or resales could occur. These issuances, sales or resales, or the possibility that these issuances, sales or resales may occur, also might make it more difficult for us to sell additional ordinary shares in the future at a time and at a price that we deem appropriate. Upon the completion of this offering we will have a total of                     ordinary shares outstanding (or                     ordinary shares assuming the underwriters exercise in full their overallotment option), excluding                     restricted ordinary shares to be granted in connection with this offering to our executive officers, directors and other employees pursuant to our equity incentive plan. Our                     ordinary shares sold in this offering (or                     ordinary shares assuming the underwriters exercise in full their overallotment option) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our directors, director nominees and executive officers and other affiliates. See “Shares Eligible for Future Sale.”

The remaining                     ordinary shares expected to be outstanding upon the completion of this offering, including                     ordinary shares owned by Farallon and                     ordinary shares owned by Hyatt, will be “restricted securities,” as defined in Rule 144 under the Securities Act, and these ordinary shares, along with any ordinary shares purchased by affiliates in this offering, may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. However, pursuant to a registration rights agreement among HI Holdings Playa, Farallon, Bruce D. Wardinski and certain of our initial shareholders and us, to be entered into in connection with this offering, but subject to applicable lock-up agreements, beginning six months after the completion of this offering, Hyatt and Farallon will each have the right to require us to file a registration statement with the SEC related to the resale of their shares if such requesting person then has $             million or more of invested capital, subject to certain adjustments, and our other current shareholders also have the right to require the registration of their shares under the Securities Act, under certain circumstances.

In addition, future issuances of our ordinary shares may be dilutive to existing shareholders. Based on the deed of amendment and conversion executed in connection with our conversion to a Dutch public limited liability company (naamloze vennootschap) (the “Deed of Amendment and Conversion”), our authorized ordinary share capital is                     (the “authorized share capital”). Our general meeting of shareholders (being the corporate body, or where the context requires, the actual meeting of shareholders, the “General Meeting”) adopted a resolution on                     , 2016 pursuant to which our Board is irrevocably authorized to (i) for a period of five years from the date of the resolution, issue shares and grant rights to subscribe for shares in the form of ordinary shares up to the amount of the authorized share capital (from time to time) and (ii) exclude any preemptive rights relating thereto. See “Description of Share Capital.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or may use them in a way investors do not approve.

Although we currently intend to use the net proceeds from this offering in the manner described under “Use of Proceeds,” our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market value of our ordinary shares or in a manner that investors do not approve. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on us or cause the market price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying dividends on our ordinary shares.

Our articles of association prescribe that, after having made distributions on our outstanding preferred shares, if any, in accordance with our articles of association, some or all of our profits or reserves appearing from our annual accounts adopted by the General Meeting may be distributed as dividends to the holders of ordinary shares, subject to the appropriate record date, by the General Meeting at the proposal of our Board. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of our share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our articles of association. We may not make any distribution of profits on shares held by us as treasury shares and such treasury shares will not be taken into account when determining the profit entitlement of our shareholders. Our Board determines whether and how much of the profit shown in the adopted annual accounts it will reserve and the manner and date of any dividend (subject to certain preferential distributions on our outstanding preferred shares). All calculations to determine the amounts available for dividends will be based on our company-only annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our annual accounts to date have been prepared under Dutch generally accepted accounting principles and are deposited with the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands. In addition, our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors. We have never declared or paid any cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our ordinary shares. We currently intend to retain any earnings for future operations and expansion. In addition, each of our Indenture and our Senior Secured Credit Facility contains covenants limiting our ability to pay cash dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us.

The rights of our shareholders and the duties of our directors are governed by Dutch law, our articles of association and internal rules and policies adopted by our Board, and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

Our corporate affairs, as a Dutch public limited liability company (naamloze vennootschap), are governed by our articles of association, internal rules and policies adopted by our Board and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the duties of our directors under Dutch law are different from the rights of shareholders and/or the duties of directors of a corporation organized under the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders (e.g., our creditors, guests and suppliers) as a whole and not only those of our shareholders, which may negatively affect the value of your investment. For more information, see “Description of Share Capital—Differences in Corporate Law.”

In addition, the rights of our shareholders, including for example the rights of shareholders as they relate to the exercise of shareholder rights, are governed by Dutch law and our articles of association and such rights differ from the rights of shareholders under U.S. law. For example, if we engaged in a merger, Dutch law would not grant appraisal rights to any of our shareholders who wished to challenge the consideration to be paid to them upon such merger (without prejudice, however, to certain cash exit rights offered under Dutch law in certain circumstances). See “Description of Share Capital—Dutch Corporate Governance Code.”

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers will be governed in certain respects by the laws of the Netherlands.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers will be governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this prospectus, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. There is doubt, however, as to whether U.S. courts would enforce such an indemnity provision in an action brought against one of our directors in the United States under U.S. securities laws.

Our ordinary shareholders may not have any preemptive rights in respect of future issuances of our ordinary shares.

In the event of an increase in our share capital, our ordinary shareholders are generally entitled under Dutch law to full preemptive rights, unless these rights are limited or excluded either by a resolution of the General Meeting or by a resolution of our Board (if our Board has been authorized by the General Meeting for this purpose), or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or paid up by means of a non-cash contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same preemptive rights apply when rights to subscribe for shares are granted.

Preemptive rights may be excluded by our Board on the basis of the irrevocable authorization of the General Meeting on , 2016 to our Board for a period of five years from the date of this authorization with respect to the issue of shares up to the amount of the authorized share capital (from time to time). The General Meeting has delegated the authority to issue shares and grant rights to subscribe for shares up to the amount of our authorized share capital (from time to time) to our Board for that same period.

Accordingly, holders of ordinary shares may not have any preemptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over our General Meeting. See “Description of Share Capital—Issuance of Shares and Preemptive Rights.” Certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise preemptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our Board. These provisions include:

•	A provision that our directors are appointed by our General Meeting at the binding nomination of our Board. Such binding nomination may only be overruled by a General Meeting by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital.

•	A provision that our shareholders at a General Meeting may suspend or remove directors at any time. A resolution of our General Meeting to suspend or remove a director may be passed by a simple majority of the votes cast, provided that the resolution is based on a proposal by our Board. In the absence of a proposal by our Board, a resolution of our General Meeting to suspend or remove a director shall require a vote of at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital.

•	A requirement that certain actions can only be taken by the General Meeting following a proposal by our Board, including an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the application for bankruptcy, the making of a distribution from our profits or reserves on our ordinary shares, the making of a distribution in the form of shares in our capital or in the form of assets, instead of cash, the entering into of a merger or demerger, our dissolution and the designation or granting of authorizations such as the authorization to issue shares and to limit or exclude preemptive rights. Our General Meeting adopted a resolution to grant such authorizations to our Board. See “Description of Share Capital.”

•	A provision prohibiting (a) a Brand Owner (which generally means a franchisor, licensor or owner of a hotel concept or brand that has at least 12 all-inclusive resorts and that competes with any Hyatt All-Inclusive Resort Brand resort (see “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements”) from acquiring shares such that the Brand Owner owns in excess of 15% of our outstanding ordinary shares, or (b) a Restricted Brand Company from acquiring shares such that the Restricted Brand Company owns in excess of 5% of our outstanding ordinary shares. Upon becoming aware of either share cap being exceeded, we will send a notice to such shareholder granting the shareholder 15 days to dispose of such excess ordinary shares. Such notice will immediately trigger the transfer obligation and suspend the voting rights and dividend rights of the shareholder exceeding the cap If such ordinary shares are not disposed by such time, we will be irrevocably authorized to transfer the excess shares to a foundation until sold to a third party.

Such provisions could discourage a takeover attempt and impair the ability of shareholders to benefit from a change in control and realize any potential change of control premium. This may adversely affect the market price of the ordinary shares.

On                     , 2016, our General Meeting authorized our Board to issue shares and grant rights to subscribe for shares in the form of ordinary shares, up to the amount of the authorized share capital (from time to time) and limit or exclude preemptive rights on those shares for a period of five years from the date of the resolution. Accordingly, an issue of new shares may make it more difficult for a shareholder or potential acquirer to obtain control over our General Meeting or us.

Provisions of our franchise agreements with Hyatt might deter acquisition bids for us from certain third parties that might be considered favorable and/or give Hyatt the right to terminate such agreements if an interest in us is obtained by certain persons.

Certain provisions of our franchise agreements with Hyatt may make it more difficult for certain third parties to acquire control of us. Our articles of association prohibit (a) a Brand Owner from acquiring shares such that the Brand Owner owns in excess of 15% of our outstanding ordinary shares, or (b) a Restricted Brand Company from acquiring shares such that the Restricted Brand Company owns in excess of 5% of our outstanding ordinary shares. Upon becoming aware of either share cap being exceeded, we will send a notice to such shareholder granting the shareholder 15 days to dispose of such ordinary shares. Such notice will immediately trigger the transfer obligation and suspend the voting rights and dividend rights of the shareholder exceeding the cap. If such ordinary shares are not disposed by such time, we will be irrevocably authorized to transfer the excess shares to a foundation until sold to a third party. Our franchise agreements provide that, if the excess shares are not transferred to a foundation or a third party within a certain period of us becoming aware of a violation of the applicable restriction, Hyatt will have the right to terminate all (but not less than all) of its franchise agreements with us. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Hyatt Resort Agreements.”

We are not obligated to and do not comply with all the best practice provisions of the DCGC. This could adversely affect your rights as a shareholder.

As we have our registered office in the Netherlands and will have our ordinary shares listed on an equivalent third (non-EU) country market to a regulated market (e.g., the NYSE), we are subject to the DCGC. The DCGC contains both principles and best practice provisions for our Board, shareholders and the General Meeting, financial reporting, auditors, disclosure compliance and enforcement standards.

The DCGC is based on a “comply or explain” principle. Accordingly, we are required to disclose in our management report publicly filed in the Netherlands, whether or not we are complying with the various provisions of the DCGC. If we do not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), we are required to explain the reasons for such non-compliance.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that will apply to us upon the completion of this offering, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE. See “Description of Share Capital—Dutch Corporate Governance Code.” This could adversely affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

The forecasts and projections relating to market data prepared by JLL are based upon numerous assumptions and may not prove to be accurate.

This prospectus contains forecasts and projections relating to market data that were prepared for us for use in connection with this offering by JLL, a financial and professional services firm. See “Industry Overview and All-Inclusive Market Overview.” No assurance can be given that the forecasts and projections will prove to be accurate. These forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JLL. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JLL. The application of alternative assumptions, judgments or methodologies could result in materially less favorable forecasts and projections than those contained in this prospectus. Other real estate experts may have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections relating to market data are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections relating to market data included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JLL can provide any assurance that such forecasts and projections are accurate. Actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JLL’s expectations.

Tax Risks Related to Ownership of Our Shares

The tax laws, rules and regulations (or interpretations thereof) in the jurisdictions in which we operate may change, which could have a material adverse effect on us, including our financial results.

We generally seek to structure our business activities in the jurisdictions in which we operate in a manner that is tax-efficient, taking into account the relevant tax laws, rules and regulations. However, tax laws, rules and regulations in these jurisdictions are complex and are subject to change as well as subject to interpretation by local tax authorities and courts. There can be no assurance that these tax laws, rules and regulations (or interpretations thereof) will not change, possibly with retroactive effect, or that local tax authorities may not otherwise successfully assert positions contrary to those taken by us. In any such case, we may be required to operate in a less tax-efficient manner, incur costs and expenses to restructure our operations and/or may owe past taxes (and potentially interest and penalties), which in each case could negatively impact our operations. For example, an increase in the value-added tax (“VAT”) rate in certain regions of Mexico at the end of 2013 negatively impacted our financial results, and we are currently appealing a $8.9 million tax assessment in Mexico. See “Our Business and Resorts—Legal Proceedings.” Moreover, there can be no assurance that any reserves we may establish in the future for any potential liabilities related to our tax positions will be sufficient.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, portfolio performance and results of operations. Likewise, our consolidated financial statements and all of our statements regarding anticipated growth in our operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general economic uncertainty and the effect of general economic conditions on the lodging industry in particular;

•	the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market;

•	the success and continuation of our relationship with Hyatt;

•	the volatility of currency exchange rates;

•	the success of our branding or rebranding initiatives with our current portfolio and resorts that may be acquired in the future;

•	our failure to successfully complete our expansion, repair and renovation projects in the timeframes and at the costs anticipated;

•	significant increases in construction and development costs;

•	our ability to obtain and maintain financing arrangements on attractive terms;

•	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate;

•	the effectiveness of our internal controls and our corporate policies and procedures and the success and timing of our remediation efforts for the material weaknesses we identified in our internal control over financial reporting;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	dependence on third parties to provide Internet, telecommunications and network connectivity to our data centers;

•	the volatility of the market price and liquidity of our ordinary shares; and

•	the increasingly competitive environment in which we operate.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, see “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

USE OF PROCEEDS

We will issue                     ordinary shares in this offering, or                     ordinary shares if the underwriters’ overallotment option is exercised in full. We estimate that the net proceeds to us from the sale of                     ordinary shares in this offering will be approximately $             million, or $             million if the underwriters’ overallotment option is exercised in full, each based on the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and other estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and, if necessary, cash on hand as follows:

•	approximately $ million to repurchase of our preferred shares (plus any accrued and unpaid dividends accumulated thereon) held by Hyatt, which represents all of our preferred shares held by Hyatt;

•	approximately $ million to repurchase of our preferred shares (plus any accrued and unpaid dividends accumulated thereon) held by the BD Real Shareholder, which represents all of our preferred shares held by the BD Real Shareholder; and

•	the remainder, if any, for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available from time to time.

In addition, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share, we will pay Hyatt an additional amount upon redemption equal to $     per preferred share. See “Certain Relationships and Related Party Transactions—Preferred Shares.”

Prior to repurchase with net proceeds from this offering, the preferred shares are entitled to preferred cumulative dividends of 12% per annum compounded quarterly. Upon consummation of the repurchases described above, we will not have any outstanding preferred shares.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our ordinary shares following this offering and intend to retain any earnings for future operations, expansion or deleveraging. For a description of the restrictions relating to the declaration and payment of dividends, see “Description of Share Capital—Dividends and Other Distributions.” In addition, each of our Indenture and our Senior Secured Credit Facility contains covenants limiting our ability to pay cash dividends. See “Description of Certain Indebtedness.” We have never paid any dividends on our ordinary shares in the past.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of June 30, 2016 on:

•	an actual basis; and

•	an as-adjusted basis to reflect the sale by us of ordinary shares in this offering and the application of the net proceeds as described under “Use of Proceeds,” as if this offering and the application of the net proceeds had occurred on June 30, 2016.

	As of June 30, 2016
	Actual			As Adjusted
	($ in thousands)
Cash and cash equivalents (excluding restricted cash)			$52,408

Total debt (1)	$		803,156

Cumulative redeemable preferred shares (par value $0.01; 32,738,094 shares authorized, issued and outstanding as of June 30, 2016; aggregate liquidation preference of $373,970 as of June 30, 2016)		373,970
Equity:
Ordinary shares (par value $0.01; 65,623,214 shares authorized and issued and 60,249,330 shares outstanding as of June 30, 2016)(2)		656
Treasury shares		(23,108)
Paid-in capital		399,177
Accumulated other comprehensive loss		(4,058)
Accumulated deficit		(154,247)

Total shareholders’ equity		218,420

Total capitalization			$1,395,546

(1)	Represents the principal amounts outstanding under our Secured Credit Facility, Term Loan and Senior Notes due 2020 and includes a $1.0 million issuance discount on our Term Loan, a $4.1 million issuance premium on our Senior Notes due 2020 and $14.7 million of unamortized debt issuance costs.
(2)	Excludes ordinary shares that may be issued by us upon exercise of the underwriters’ overallotment option, treasury shares, unvested restricted ordinary shares to be granted in connection with this offering to our executive officers, other employees and directors pursuant to our equity incentive plan and ordinary shares available for future awards under our equity incentive plan.

DILUTION

Purchasers of our ordinary shares will experience an immediate dilution of the net tangible book value of our ordinary shares upon the completion of this offering from the initial public offering price. Dilution in net tangible book value per ordinary share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering (based on the midpoint of the price range set forth on the cover of this prospectus) and the net tangible book value per ordinary share immediately after this offering and the application of the estimated net offering proceeds.

Our net tangible book value represents the amount of total tangible assets less total liabilities before giving effect to this offering. Our net tangible book value as of June 30, 2016 was approximately $             million, or $             per ordinary share.

After giving effect to our sale of ordinary shares in this offering at an initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discount and other estimated offering expenses payable by us and the application of the net proceeds received by us as described in “Use of Proceeds,” our net tangible book value as of June 30, 2016 would have been $             million, or $             per ordinary share. This represents an immediate increase in net tangible book value of $             per ordinary share to our existing owners and an immediate and substantial dilution in net tangible book value of $             per ordinary share to investors in this offering at the initial public offering price.

The following table illustrates this dilution on a per ordinary share basis:

Initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of June 30, 2016
Increase in net tangible book value per ordinary share resulted from this offering(1)

Net tangible book value per ordinary share after giving effect to this offering and the application of the net proceeds received by us

Dilution per ordinary share to investors in this offering(2)	$

(1)	After deducting the underwriting discount and other estimated offering expenses payable by us and the application of the net proceeds received by us as described in “Use of Proceeds.”
(2)	Dilution is determined by subtracting (i) net tangible book value per ordinary share after giving effect to this offering and the application of the net proceeds from (ii) the initial public offering price per ordinary share paid by an investor in this offering.

The following table summarizes, as of June 30, 2016, the total number of ordinary shares purchased from us, the total cash consideration paid to us, and the average price per ordinary share paid by existing owners and by investors in this offering. As the table shows, new investors purchasing ordinary shares in this offering will pay an average price per ordinary share substantially higher than our existing owners paid. The table below reflects an initial public offering price of $             per ordinary share for ordinary shares purchased in this offering, which is the midpoint of the price range set forth on the cover of this prospectus, and excludes the underwriting discount and other estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
(Dollar amounts in thousands, except per share amounts)
Existing owners		%	$	%	$
Investors in this offering		%		%

Total		%	$	%	$

SELECTED FINANCIAL INFORMATION AND OPERATING DATA

The following tables set forth selected financial information and operating data. You should read the following selected financial information and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the selected statements of operations data, other financial data, portfolio data and cash flows data for the years ended December 31, 2015 and 2014, and the selected balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected statements of operations data, other financial data, portfolio data and cash flows data for the six months ended June 30, 2016 and 2015, and the selected balance sheet data as of June 30, 2016 from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of June 30, 2015 is derived from our unaudited consolidated financial statements as of June 30, 2015, which are not included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect certain adjustments, which include normal recurring adjustments, necessary to present fairly the financial information in those statements. Our historical results may not be indicative of the results that may be achieved in the future.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Statements of Operations Data:
Total revenue	$287,256	$214,890	$408,345	$367,237

Direct and selling, general and administrative expenses:
Direct	146,044	122,812	247,080	233,841
Selling, general and administrative	44,203	31,372	70,461	62,176
Pre-opening	—	6,145	12,440	16,327
Depreciation and amortization	25,787	20,717	46,098	65,873
Impairment loss	—	—	—	7,285

Insurance proceeds	(130)	(11,453)	(27,654)	(3,000)

Direct and selling, general and administrative expenses	215,904	169,593	348,425	382,502

Operating income (loss)	71,352	45,297	59,920	(15,265)

Interest expense	(27,201)	(24,481)	(49,836)	(41,210)

Other (expense) income, net	(2,189)	398	(2,128)	(10,777)

Net income (loss) before tax	41,962	21,214	7,956	(67,252)

Income tax benefit	4,429	3,077	1,755	29,036

Net income (loss)	$46,391	$24,291	$9,711	$(38,216)

Other Financial Data:
Basic earnings (losses) per share	0.24	0.05	(0.50)	(1.18)
Diluted earnings (losses) per share	0.24	0.05	(0.50)	(1.18)
Portfolio Data:
Occupancy	80.4%	82.9%	80.5%	85.6%

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
Net Package ADR(1)	$271	$243	$222	$207
Net Package RevPAR(2)	218	201	179	177
Total net revenue(3)	281,098	210,684	399,324	358,774
Adjusted EBITDA(4)	$100,342	$67,952	$101,681	$89,833
Adjusted EBITDA margin	35.7%	32.3%	25.5%	25.0%
Comparable Portfolio(5)
Occupancy	83.2%	82.9%	87.3%	88.7%
Net Package ADR(1)	$259	$242	$214	$204
Net Package RevPAR(2)	216	201	186	181
Total net revenue(3)	226,357	210,496	321,215	308,033
Comparable Adjusted EBITDA(5)	$80,185	$64,714	$92,074	$76,026
Comparable Adjusted EBITDA margin	35.4%	30.7%	28.7%	24.7%

(1)	“Net Package ADR” represents total Net Package Revenue for a period divided by the total number of rooms sold during such period. Net Package ADR trends and patterns provide useful information concerning the pricing environment and the nature of the guest base of our total portfolio or comparable portfolio, as applicable. Net Package ADR is a commonly used performance measure in the all-inclusive segment of the lodging industry, and is commonly used to assess the stated rates that guests are willing to pay through various distribution channels.
(2)	“Net Package RevPAR” is the product of Net Package ADR and the average daily occupancy percentage. Net Package RevPAR does not reflect the impact of non-package revenue. Although Net Package RevPAR does not include this additional revenue, it generally is considered the key performance measure in the all-inclusive segment of the lodging industry to identify trend information with respect to net room revenue produced by our total portfolio or comparable portfolio, as applicable, and to evaluate operating performance on a consolidated basis or a regional basis, as applicable.
(3)	We derive total net revenue from the sale of all-inclusive packages, which include room accommodations, food and beverage services and entertainment activities, net of compulsory tips paid to employees in Mexico and Jamaica. Government mandated compulsory tips in the Dominican Republic are not included in this adjustment as they are already excluded from revenue.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Total revenue	$287,256	$214,890	$408,345	$367,237
Less: compulsory tips	6,158	4,206	9,021	8,463

Total net revenue	281,098	210,684	399,324	358,774

Less: non-comparable net revenue	54,741	188	78,109	50,741

Comparable total net revenue	226,357	210,496	321,215	308,033

(4)	We define “EBITDA,” a non-U.S. GAAP financial measure, as net income (loss), determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax benefit and depreciation and amortization expense. We define “Adjusted EBITDA,” a non-U.S. GAAP financial measure, as EBITDA further adjusted to exclude the following items:

•	Other expense (income), net

•	Impairment loss

•	Management termination fees

•	Pre-opening expenses

•	Transaction expenses

•	Severance expenses

•	Other tax expense

•	Jamaica delayed opening expenses

•	Insurance proceeds

We believe that Adjusted EBITDA is useful to investors for two principal reasons. First, we believe Adjusted EBITDA assists investors in comparing our performance over various reporting periods on a consistent basis by removing from our operating results the impact of items that do not reflect our core operating performance. For example, changes in foreign exchange rates (which are the principal driver of changes in other expense (income), net), and expenses related to capital raising, strategic initiatives and other corporate initiatives, such as expansion into new markets (which are the principal drivers of changes in transaction expenses), are not indicative of the operating performance of our resorts. The other adjustments included in our definition of Adjusted EBITDA relate to items that occur infrequently and therefore would obstruct the comparability of our operating results over reporting periods. For example, impairment losses, such as those resulting from hurricane damage, and related revenue from insurance policies, other than business interruption insurance policies, as well as expenses incurred in connection with closing or reopening resorts that undergo expansions or renovations, are infrequent in nature, and we believe excluding these expense and revenue items permits investors to better evaluate the core operating performance of our resorts over time.

The second principal reason that we believe Adjusted EBITDA is useful to investors is that it is considered a key performance indicator by our Board and management. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based, in part, on consolidated Adjusted EBITDA. We believe that Adjusted EBITDA is useful to investors because it provides investors with information utilized by our Board and management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss) or any other measure determined in accordance with U.S. GAAP. There are limitations to the utility of non-U.S. GAAP financial measures, such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-U.S. GAAP financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business, and investors should carefully consider our U.S. GAAP results presented in this prospectus.

(5)	We believe that Comparable Adjusted EBITDA is useful to investors because it includes only the Adjusted EBITDA of resorts owned and in operation for the entirety of the periods presented, which eliminates disparities in Adjusted EBITDA due to the acquisition or disposition of resorts or the impact of resort closures or reopenings in connection with redevelopment or renovation projects, and therefore provides a more consistent metric for comparing the performance of our operating resorts. We calculate Comparable Adjusted EBITDA as Adjusted EBITDA less amounts attributable to non-comparable resorts, by which we mean resorts that were not owned or in operation during some or all of the relevant reporting period. For the years ended December 31, 2015 and 2014, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; Hyatt Ziva Los Cabos, which closed on September 14, 2014 for repairs following Hurricane Odile and reopened on September 15, 2015; Hyatt Ziva Puerto Vallarta, which closed on April 30, 2014 for renovation and reopened on December 20, 2014; and Hyatt Ziva and Hyatt Zilara Rose Hall, which closed in December 2013 for expansion, renovation and repositioning and reopened on December 10, 2014. For the six months ended June 30, 2016 and 2015, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; and Hyatt Ziva Los Cabos, which closed on September 14, 2014 following Hurricane Odile and reopened on September 15, 2015.

The following is a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA and Comparable Adjusted EBITDA for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Net income (loss)	$46,391	$24,291	$9,711	$(38,216)
Interest expense	27,201	24,481	49,836	41,210
Income tax benefit	(4,429)	(3,077)	(1,755)	(29,036)
Depreciation and amortization	25,787	20,717	46,098	65,873

EBITDA	$94,950	$66,412	$103,890	$39,831
Other expense (income), net (a)	2,189	(398)	2,128	10,777
Impairment loss (b)	—	—	—	7,285
Management termination fees (c)	—	—	—	340
Pre-opening expense (d)	—	1,597	4,105	12,880
Transaction expense (e)	2,671	2,656	5,353	12,347
Severance expense (f)	—	—	—	2,914
Other tax expense (g)	662	1,591	1,949	1,190
Jamaica delayed opening accrual (h)	—	47	(1,458)	2,269
Insurance proceeds (i)	(130)	(3,953)	(14,286)	—

Adjusted EBITDA	$100,342	$67,952	$101,681	$89,833

Less: Non-Comparable Adjusted EBITDA	(20,157)	(3,238)	(9,607)	(13,807)

Comparable Adjusted EBITDA (j)	$80,185	$64,714	$92,074	$76,026

(a)	Represents changes in foreign exchange and other miscellaneous expenses or income.
(b)	Impairment loss attributable to Hyatt Ziva Los Cabos following Hurricane Odile.
(c)	Represents expenses incurred in connection with terminating the third-party management contracts pursuant to which our resorts located in Los Cabos, Cancún and Puerto Vallarta were previously managed.
(d)	Represents pre-opening expenses incurred in connection with the expansion, renovation, repositioning and rebranding of Hyatt Ziva Cancún, Hyatt Ziva Puerto Vallarta, and Hyatt Ziva and Hyatt Zilara Rose Hall. Excludes pre-opening expenses incurred at Hyatt Ziva Los Cabos following Hurricane Odile, as those expenses were offset with proceeds from business interruption insurance.
(e)	Represents expenses incurred in connection with this offering, including: corporate initiatives, such as the redesign and build-out of our internal controls; other capital raising efforts; and strategic initiatives, such as possible expansion into new markets. We eliminate these expenses from Adjusted EBITDA because they are not attributable to our core operating performance. Certain of these expenses are infrequent and unusual and are not expected to recur in future years.
(f)	Represents expenses incurred in connection with the termination of employees at Dreams Cancún (now Hyatt Ziva Cancún) and Dreams Puerto Vallarta (now Hyatt Ziva Puerto Vallarta) in connection with the closure of these resorts for renovations in May 2014.
(g)	Relates primarily to a Dominican Republic asset tax, which is an alternative tax to income tax in the Dominican Republic. We eliminate this expense from Adjusted EBITDA because it is substantially similar to the income tax expense we eliminate from our calculation of EBITDA.
(h)	Represents an expense accrual recorded in 2014 related to our future stay obligations provided to guests affected by the delayed reopening of Hyatt Ziva and Hyatt Zilara Rose Hall. The reversal of this accrual occurred throughout 2015.
(i)	Represents a portion of the insurance proceeds related to property insurance, including proceeds received in connection with Hurricane Odile in 2015, and not business interruption insurance proceeds. The business interruption insurance proceeds associated with Hurricane Odile were offset by the expenses incurred while Hyatt Ziva Los Cabos was closed and are included in net income (loss).
(j)	Excludes Adjusted EBITDA contribution from Hyatt Ziva Los Cabos and Hyatt Ziva Cancún for the six months ended June 30, 2016 and 2015. Excludes Adjusted EBITDA contribution from Hyatt Ziva Puerto Vallarta, Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún for the years ended December 31, 2015 and 2014.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Balance Sheet Data (as of end of period):
Property, plant, and equipment, net	$1,413,245	$1,399,975	$1,432,855	$1,338,997
Cash and cash equivalents	52,408	57,716	35,460	39,146
Total assets	1,643,155	1,635,196	1,644,024	1,545,121
Total debt	803,156	812,649	828,438	753,105
Total liabilities	1,050,765	1,074,323	1,098,034	1,008,358
Cumulative redeemable preferred shares	373,970	331,672	352,275	312,618
Total equity (excluding preferred shares)	$218,420	$229,201	$193,715	$224,145
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$50,913	$18,133	$30,799	$3,715
Investing activities	(5,827)	(56,347)	(104,147)	(116,462)
Financing activities	(28,138)	56,784	69,662	68,447
Capital expenditures	$5,843	$61,076	$119,704	$131,511

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including, but not limited, to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations in Mexico and the Caribbean. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. We own a portfolio consisting of 13 resorts (6,142 rooms) located in Mexico, the Dominican Republic and Jamaica.

Our all-inclusive resort model provides guests with an integrated experience, through prepaid packages of room accommodations, food and beverage services and entertainment activities for one all-inclusive rate. This contrasts with other lodging business models which typically only include room accommodations and, in some cases, limited food and beverage service in the stated rate. The all-inclusive model also provides us with the opportunity to sell guests upgrades, premium services and amenities that are not included in the all-inclusive package and that typically generate higher operating margins than package revenue.

We believe that all-inclusive packages are attractive to a broad spectrum of travelers who seek an attractive vacation experience that offers value and a high degree of cost certainty, as compared to traditional resorts where the costs of discretionary food and beverage services and other amenities can be more unpredictable and significant. We also believe that the cost certainty of the all-inclusive model makes it more resilient to economic downturns, as compared to models that do not provide guests with the same level of cost certainty. As compared to other lodging industry business models, we believe that the all-inclusive model provides us with more predictable revenue, expenses and occupancy rates because, among other reasons, guests at all-inclusive resorts often book and pay for their stays further in advance than guests at traditional resorts. Since stays are generally booked and paid for in advance, customers are less likely to cancel, which allows us to manage on-site expenses and protect operating margins accordingly. These characteristics of the all-inclusive model allow us to more accurately adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. Additionally, occupancy at all-inclusive resorts historically has been more stable over time than occupancy at hotels and resorts operating under other business models. The increased visibility that we have with respect to future occupancy and rates gives us the opportunity to adjust certain costs in light of expected demand in an effort to improve operating margins.

We market and sell our all-inclusive vacation packages through a variety of sales channels, including, with respect to our Hyatt All-Inclusive Resort Brand resorts, multiple Hyatt distribution channels, and, with respect to all of our resorts, tour operators, individual resort websites, travel wholesalers and online outlets. The sales channels have different cost structures, and we seek to use them strategically to generate occupancy and seek higher operating margins. For example, we seek to use lower cost sales channels, such as direct bookings, to improve revenues and margins during the high season, and we may place more reliance on higher cost sales channels, such as online outlets and wholesalers, to drive occupancy during shoulder and lower rate seasons. We bear the costs of wholesale bookings (i.e., commissions), which are higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

Our Portfolio

The following table presents an overview of our resorts, each of which we own in its entirety. We manage eight of our resorts and a third party, AMResorts, manages five of our resorts. No resort in our portfolio contributed more than 12.5% of our Total net revenue or 16.1% of our Adjusted EBITDA for the six months ended June 30, 2016. The table below is organized by our three geographic business segments: the Yucatán Peninsula, the Pacific Coast and the Caribbean Basin.

Name of Resort	Location	Brand and Type	Operator	Rooms
Yucatán Peninsula
Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (all ages)	Playa	547
Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	307
Gran Caribe Real	Cancún, Mexico	Gran (all ages)	Playa	470
THE Royal Playa del Carmen	Playa del Carmen, Mexico	THE Royal (adults-only)	Playa	513
Gran Porto Real	Playa del Carmen, Mexico	Gran (all ages)	Playa	287
Secrets Capri	Riviera Maya, Mexico	Secrets (adults-only)	AMResorts	291
Dreams Puerto Aventuras	Riviera Maya, Mexico	Dreams (all ages)	AMResorts	305
Pacific Coast
Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (all ages)	Playa	591
Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (all ages)	Playa	335
Caribbean Basin
Dreams La Romana	La Romana, Dominican Republic	Dreams (all ages)	AMResorts	756
Dreams Palm Beach	Punta Cana, Dominican Republic	Dreams (all ages)	AMResorts	500
Dreams Punta Cana	Punta Cana, Dominican Republic	Dreams (all ages)	AMResorts	620
Hyatt Ziva and Hyatt Zilara Rose Hall(1)	Montego Bay, Jamaica	Hyatt Ziva (all ages) and Hyatt Zilara (adults-only)	Playa	620

Total Rooms				6,142

(1)	Our Jamaica property is treated as a single resort operating under both of the Hyatt All-Inclusive Resort Brands, rather than as two separate resorts.

Results of Operations

Six Months Ended June 30, 2016 and 2015

The following table summarizes our results of operations on a consolidated basis for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,		Increase / Decrease
	2016	2015	Change	% Change
	($ in thousands)
Revenue:
Package	$249,010	$186,487	$62,523	33.5%
Non-package	38,246	28,403	9,843	34.7%

Total revenue	287,256	214,890	72,366	33.7%

Direct and selling, general and administrative expenses:
Direct	146,044	122,812	23,232	18.9%
Selling, general and administrative	44,203	31,372	12,831	40.9%
Pre-opening	—	6,145	(6,145)	(100.0)%
Depreciation and amortization	25,787	20,717	5,070	24.5%
Insurance proceeds	(130)	(11,453)	11,323	(98.9)%

Direct and selling, general and administrative expenses	215,904	169,593	46,311	27.3%

Operating income	71,352	45,297	26,055	57.5%

Interest expense	(27,201)	(24,481)	(2,720)	11.1%
Other (expense) income, net	(2,189)	398	(2,587)	(650.0)%

Net income before tax	41,962	21,214	20,748	97.8%

Income tax benefit	4,429	3,077	1,352	43.9%

Net income	$46,391	$24,291	$22,100	91.0%

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue (as defined below), total net revenue and Adjusted EBITDA for the six months ended June 30, 2016 and 2015 for both our total portfolio and comparable portfolio. For a description of these operating metrics and non-U.S. GAAP measures and a reconciliation of Net Package Revenue, Net Non-package Revenue and Total net revenue to total revenue as computed under U.S. GAAP, see “—Key Indicators of Financial and Operating Performance,” below. For discussions of Adjusted EBITDA and Comparable Adjusted EBITDA and reconciliations of these measures to the most comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Financial Information and Operating Data.”

Total Portfolio

	Six Months Ended June 30,		Increase / Decrease
	2016	2015	Change		% Change
Occupancy	80.4%	82.9%	( 2.5	) pts	(3.0)%
Net Package ADR	$271	$243	$28		11.5%
Net Package RevPAR	218	201	17		8.5%

	($ in thousands)
Net Package Revenue	$243,252	$182,280	$60,972		33.4%
Net Non-package Revenue	37,846	28,404	9,442		33.2%
Total net revenue	281,098	210,684	70,414		33.4%
Adjusted EBITDA	$100,342	$67,952	$32,390		47.7%

Comparable Portfolio

	Six Months Ended June 30,		Increase / Decrease
	2016	2015	Change		% Change
Occupancy	83.2%	82.9%	0.3	pts	0.4%
Net Package ADR	$259	$242	$17		7.0%
Net Package RevPAR	216	201	15		7.5%

	($ in thousands)
Net Package Revenue	$196,621	$182,165	$14,456		7.9%
Net Non-package Revenue	29,736	28,331	1,405		5.0%
Total net revenue	226,357	210,496	15,861		7.5%
Comparable Adjusted EBITDA	$80,185	$64,714	$15,471		23.9%

Total Revenue and Total Net Revenue

Our total revenue for the six months ended June 30, 2016 increased $72.4 million, or 33.7%, compared to the six months ended June 30, 2015. Our total net revenue (which represents total revenue less compulsory tips paid to employees) for the six months ended June 30, 2016 increased $70.4 million, or 33.4%, compared to the six months ended June 30, 2015. This increase was driven by an increase in Net Package Revenue of $61.0 million, or 33.4%, and an increase in Net Non-package Revenue of $9.4 million, or 33.2%. The increase in Net Package Revenue was the result of an increase in Net Package ADR of $28, or 11.5%, partially offset by a decrease in average occupancy from 82.9% to 80.4%, the equivalent of an increase of $17, or 8.5%, in Net Package RevPAR.

Our comparable resorts for the six months ended June 30, 2016 and 2015 exclude the following: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; and Hyatt Ziva Los Cabos, which closed on September 14, 2014 for repairs following Hurricane Odile and reopened on September 15, 2015. Our comparable resorts experienced an increase in average occupancy from 82.9% to 83.2% and an increase in Net Package ADR of $17, or 7.0%, the equivalent of an increase of $15, or 7.5%, in Net Package RevPAR.

Our net revenue increase was a result of a $15.9 million increase in net revenue attributable to our comparable resorts and a $54.6 million increase in net revenue attributable to non-comparable resorts, which was driven by the reopening of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún.

Direct Expenses

The following table shows a reconciliation of our direct expenses to net direct expenses for the six months ended June 30, 2016 and 2015 ($ in thousands):

	Six Months Ended June 30,		Increase/Decrease
	2016	2015	Change	% Change
Direct expenses	$146,044	$122,812	$23,232	18.9%
Less: tips	6,158	4,206	1,952	46.4%

Net direct expenses	$139,886	$118,606	$21,280	17.9%

Our direct expenses include resort expenses, such as food and beverage, salaries and wages, utilities and other ongoing operational expenses. Our net direct expenses (which represents total direct expenses less compulsory tips paid to employees) for the six months ended June 30, 2016 were $139.9 million, or 49.8%, of total net revenue and $118.6 million, or 56.3%, of total net revenue for the six months ended June 30, 2015. Net direct expenses for the six months ended June 30, 2016 include $37.5 million of food and beverage expenses, $43.8 million of resort salary and wages, $11.9 million of utility expenses, $7.2 million of repairs and maintenance expenses, $1.5 million of licenses and property taxes, $0.3 million of guest costs and $30.8 million of other operational expenses. Net direct expenses for the six months ended June 30, 2015 include $31.7 million of food and beverage expenses, $43.2 million of resort salaries and wages, $12.2 million of utility expenses, $5.9 million of repairs and maintenance expenses, $2.6 million of licenses and property taxes and $17.3 million of other operational expenses.

Net direct expenses for the six months ended June 30, 2016 increased $21.3 million, or 17.9%, compared to the six months ended June 30, 2015. This increase was a result of a $27.1 million increase in net direct expenses attributable to our non-comparable resorts (due to the reopening of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún) and a $5.8 million decrease in net direct expenses attributable to our comparable resorts. The increases in net direct expenses were primarily attributable to an increase in resort salaries and wages of $0.6 million, an increase in food and beverage expenses of $5.8 million, an increase in repairs and maintenance expenses of $1.3 million and an increase in other operational expenses of $13.6 million (all of which were primarily driven by the reopening of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún). These expenses were partially offset by a decrease in license and property taxes of $1.1 million and a decrease in utility expenses of $0.3 million.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the six months ended June 30, 2016 increased $12.8 million, or 40.9%, compared to the six months ended June 30, 2015. This increase was primarily driven by an increase in advertising expenses of $8.2 million, an increase in professional fees of $1.4 million, an increase in insurance expenses of $0.2 million (all of which were primarily driven by the reopening of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún) and an increase in corporate personnel costs of $2.6 million.

Pre-Opening Expenses

We incurred no pre-opening expenses during the six months ended June 30, 2016. Pre-opening expenses for the six months ended June 30, 2015 were $6.1 million and consisted of expenses incurred in connection with the renovations and expansions of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún.

Depreciation and Amortization Expense

Our depreciation and amortization expense for the six months ended June 30, 2016 increased $5.1 million, or 24.5%, compared to the six months ended June 30, 2015. This increase was driven by the reopening of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún.

Insurance Proceeds

We received $0.1 million of insurance proceeds during the six months ended June 30, 2016, which represents proceeds related to a small claim at Dreams Palm Beach. We received $11.5 million of insurance proceeds during the six months ended June 30, 2015, which represents business interruption and property damage insurance related to Hyatt Ziva Los Cabos. The resort sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014. The resort underwent repairs and reopened on September 15, 2015.

Interest Expense

Our interest expense for the six months ended June 30, 2016 increased $2.7 million, or 11.1%, as compared to the six months ended June 30, 2015. This increase was primarily attributable to the issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015.

Income Tax Benefit

The income tax benefit for the six months ended June 30, 2016 was $4.4 million, an increase of $1.3 million compared to the six months ended June 30, 2015, during which we reported an income tax benefit of $3.1 million. The increased income tax benefit in the six months ended June 30, 2016 was driven primarily by a $2.8 million increase in the discrete benefit associated with foreign exchange rate fluctuations, partially offset by a $1.8 million decrease in tax benefit due to favorable tax rates in certain of our jurisdictions.

Adjusted EBITDA

Our Adjusted EBITDA for the six months ended June 30, 2016 increased $32.4 million, or 47.7%, compared to the six months ended June 30, 2015. This increase was a result of a $15.5 million increase in Comparable Adjusted EBITDA and a $16.9 million increase in Adjusted EBITDA attributable to our non-comparable resorts.

For discussions of Adjusted EBITDA and Comparable Adjusted EBITDA and reconciliations of these measures to the most comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Financial Information and Operating Data.”

Years Ended December 31, 2015 and 2014

The following table summarizes our results of operations on a consolidated basis for the years ended December 31, 2015 and 2014:

	Year Ended December 31,		Increase / Decrease
	2015	2014	Change	% Change
	($ in thousands)
Revenue:
Package	$352,820	$312,130	$40,690	13.0%
Non-package	55,525	55,107	418	0.8%

Total revenue	408,345	367,237	41,108	11.2%

Direct and selling, general and administrative expenses:
Direct	247,080	233,841	13,239	5.7%
Selling, general and administrative	70,461	62,176	8,285	13.3%
Pre-opening	12,440	16,327	(3,887)	(23.8)%
Depreciation and amortization	46,098	65,873	(19,775)	(30.0)%
Impairment loss	—	7,285	(7,285)	(100.0)%
Insurance proceeds	(27,654)	(3,000)	(24,654)	821.8%

Direct and selling, general and administrative expenses	348,425	382,502	(34,077)	(8.9)%

Operating Income (loss)	59,920	(15,265)	75,185	(492.5)%

Interest expense	(49,836)	(41,210)	(8,626)	20.9%
Other (expense) income, net	(2,128)	(10,777)	8,649	(80.3)%

Net income (loss) before tax	7,956	(67,252)	75,208	(111.8)%

Income tax benefit	1,755	29,036	(27,281)	(94.0)%

Net income (loss)	$9,711	$(38,216)	$47,927	(125.4)%

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for the years ended December 31, 2015 and 2014 for both our total portfolio and comparable portfolio. For a description of these operating metrics and non-U.S. GAAP measures and a reconciliation of Net Package Revenue, Net Non-package Revenue and total net revenue to total revenue as computed under U.S. GAAP, see “—Key Indicators of Financial and Operating Performance” below. For discussions of Adjusted EBITDA and Comparable Adjusted EBITDA and reconciliations of these measures to the most comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Financial Information and Operating Data.”

Total Portfolio

	Year Ended December 31,		Increase / Decrease
	2015	2014	Change		% Change
Occupancy	80.5%	85.6%	(5.1	)pts	(6.0)%
Net Package ADR	$222	$207	$15		7.2%
Net Package RevPAR	179	177	2		1.1%

	($ in thousands)
Net Package Revenue	$343,799	$303,667	$40,132		13.2%
Net Non-package Revenue	55,525	55,107	418		0.8%
Total net revenue	399,324	358,774	40,550		11.3%
Adjusted EBITDA	$101,681	$89,833	$11,848		13.2%

Comparable Portfolio

	Year Ended December 31,		Increase/Decrease
	2015	2014	Change		% Change
Occupancy	87.3%	88.7%	(1.4	)pts	(1.6)%
Net Package ADR	$214	$204	$10		4.9%
Net Package RevPAR	186	181	5		2.8%

	($ in thousands)
Net Package Revenue	$275,434	$262,159	$13,275		5.1%
Net Non-package Revenue	45,781	45,874	(93)		(0.2)%
Total net revenue	321,215	308,033	13,182		4.3%
Comparable Adjusted EBITDA	$92,074	$76,026	$16,048		21.1%

Total Revenue and Total Net Revenue

Our total revenue for the year ended December 31, 2015 increased $41.1 million, or 11.2%, compared to the year ended December 31, 2014. Our total net revenue (which represents total revenue less compulsory tips paid to employees) for the year ended December 31, 2015 increased $40.5 million, or 11.3%, compared to the year ended December 31, 2014. This increase was driven by an increase in Net Package Revenue of $40.1 million, or 13.2%, and an increase in Net Non-package Revenue of $0.4 million, or 0.8%. The increase in Net Package Revenue resulted from an increase in Net Package ADR of $15, or 7.2%, partially offset by a decrease in average occupancy of 5.1%, the equivalent of an increase of $2, or 1.1%, in Net Package RevPAR.

Our comparable resorts for the year ended December 31, 2015 exclude the following: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; Hyatt Ziva Los Cabos, which closed on September 14, 2014 following Hurricane Odile and reopened on September 15, 2015; Hyatt Ziva Puerto Vallarta, which closed on April 30, 2014 for renovation and reopened on December 20, 2014; and Hyatt Ziva and Hyatt Zilara Rose Hall, which closed on June 1, 2014 for expansion, renovation and repositioning and reopened on December 10, 2014.

Our net revenue increase was a result of a $13.2 million increase attributable to our comparable resorts and a $27.4 million increase in net revenue attributable to our non-comparable resorts (due to the reopenings of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún).

Results for the year ended December 31, 2014 included $4.6 million of additional package revenue at our resorts in the Dominican Republic. This additional revenue is associated with the signing of an agreement that governs the local VAT rates with the authorities in the Dominican Republic. Excluding this item, net revenue for our comparable resorts for the year ended December 31, 2015 increased $17.8 million compared to the year ended December 31, 2014.

Our Net Package Revenue increase was the result of an increase in Net Package ADR of $15, or 7.2%, partially offset by a decrease in average occupancy of 5.1%, the equivalent of an increase of $2, or 1.1%, in Net Package RevPAR. Our comparable resorts experienced a decrease in average occupancy of 1.4% and an increase in Net Package ADR of $10, or 4.9%, the equivalent of an increase of $5, or 2.8%, in Net Package RevPAR.

Direct Expenses

The following table shows a reconciliation of our direct expenses to net direct expenses for the years ended December 31, 2015 and 2014 ($ in thousands):

	Year Ended December 31,		Increase/Decrease
	2015	2014	Change	% Change
Direct expenses	$247,080	$233,841	$13,239	5.7%
Less: tips	9,021	8,463	558	6.6%

Net direct expenses	$238,059	$225,378	$12,681	5.6%

Our direct expenses include resort expenses, such as food and beverage, salaries and wages, utilities and other ongoing operational expenses. Our net direct expenses (which represent total direct expenses less compulsory tips paid to employees) for the year ended December 31, 2015 were $238.1 million, or 59.6% of total net revenue, and $225.4 million, or 62.8% of total net revenue, for the year ended December 31, 2014. Net direct expenses for the year ended December 31, 2015 include $64.4 million of food and beverage expenses, $95.1 million of resort salaries and wages, $25.2 million of utility expenses, $12.4 million of repairs and maintenance expenses, $3.5 million of licenses and property taxes and $28.2 million of other operational expenses. Net direct expenses for the year ended December 31, 2014 include $57.8 million of food and beverage expenses, $85.8 million of resort salaries and wages, $27.6 million of utility expenses, $11.7 million of repairs and maintenance expenses, $4.0 million of licenses and property taxes, and $23.9 million of other operational expenses.

Net direct expenses for the year ended December 31, 2015 increased $12.7 million, or 5.6%, compared to the year ended December 31, 2014. This increase was a result of a $24.2 million increase in net direct expenses attributable to our non-comparable resorts (due to the reopenings of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún), partially offset by an $11.5 million decrease in net direct expenses attributable to our comparable resorts. The increase in net direct expenses was primarily attributable to an increase in resort salaries and wages of $9.3 million, an increase in food and beverage expenses of $6.6 million and an increase in other operational expenses of $4.3 million (all of which were primarily driven by the reopening Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún). These were partially offset by a $3.4 million decrease in incentive and management fees and a $2.4 million decrease in utilities expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2015 increased $8.3 million, or 13.3%, compared to the year ended December 31, 2014. This increase was primarily driven by an increase in advertising expenses of $2.2 million, an increase in professional fees of $6.3 million, an increase in insurance expense of $3.3 million (due to the reopening of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún) and an increase in corporate personnel costs of $5.4 million. These were partially offset by a decrease in transaction expenses of $7.0 million and a decrease in other corporate expenses of $3.6 million.

Pre-Opening Expenses

Our pre-opening expenses for the year ended December 31, 2015 decreased $3.9 million compared to the year ended December 31, 2014. Pre-opening expenses for the year ended December 31, 2014 consisted of expenses incurred in connection with the renovations and expansions of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún. Pre-opening expenses for the year ended December 31, 2015 consisted of expenses incurred only in connection with renovations and expansions of Hyatt Ziva Los Cabos and Hyatt Ziva Cancún, as Hyatt Ziva and Hyatt Zilara Rose Hall and Hyatt Ziva Puerto Vallarta reopened for business in the fourth quarter of 2014.

Depreciation and Amortization Expense

Our depreciation and amortization expense for the year ended December 31, 2015 decreased $19.8 million, or 30.0%, compared to the year ended December 31, 2014. This decrease was largely driven by the closure of Dreams Cancún, which closed in April 2014 for expansion, renovation and rebranding into the Hyatt Ziva Cancún. The resort reopened on November 15, 2015, and, therefore, 2015 only includes one full month of depreciation for that resort.

Impairment Loss

We had no impairment loss for the year ended December 31, 2015 compared to an impairment loss of $7.3 million for the year ended December 31, 2014. Impairment loss for the year ended December 31, 2014 represents the impairment recognized at Hyatt Ziva Los Cabos after sustaining damage from Hurricane Odile on September 14, 2014, thus leading to the temporary closure of the resort.

Insurance Proceeds

Our insurance proceeds for the year ended December 31, 2015 increased $24.7 million compared to the year ended December 31, 2014. Insurance proceeds for the year ended December 31, 2014 represent business interruption insurance related to Hyatt Ziva Los Cabos. The resort sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014. The resort underwent repairs and reopened on September 15, 2015. Insurance proceeds for the year ended December 31, 2015 represent property insurance and business interruption insurance related to Hyatt Ziva Los Cabos and included an additional $0.6 million related to a minor claim at Dreams Punta Cana.

Interest Expense

Our interest expense for the year ended December 31, 2015 increased $8.6 million, or 20.9%, as compared to the year ended December 31, 2014. This increase was primarily attributable to the issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015 and an increase in the balance outstanding under our Revolving Credit Facility from $25.0 million as of the year ended December 31, 2014 to $50.0 million as of the year ended December 31, 2015.

Income Tax Benefit

The income tax benefit for the year ended December 31, 2015 was $1.8 million, a decrease of $27.3 million compared to the year ended December 31, 2014, during which we reported an income tax benefit of $29.0 million. The decreased income tax benefit in the year ended December 31, 2015 was driven primarily by a $75.2 million increase in net income before tax in 2015 as well as a $25.0 million tax benefit related to the reversal of previously accrued income tax contingencies in the year ended December 31, 2014, which is non-recurring.

Adjusted EBITDA

Our Adjusted EBITDA for the year ended December 31, 2015 increased $11.8 million, or 13.2%, compared to the year ended December 31, 2014. This increase was a result of a $16.0 million increase in Comparable Adjusted EBITDA and partially offset by a $4.1 million decrease in Adjusted EBITDA attributable to our non-comparable resorts.

Results for the year ended December 31, 2014 included $4.2 million of additional EBITDA from our resorts located in the Dominican Republic. This additional EBITDA is associated with the signing of an agreement that governs the local VAT rates with the authorities in the Dominican Republic. Excluding this item, Comparable Adjusted EBITDA increased $20.2 million compared to the year ended December 31, 2014. For discussions of Adjusted EBITDA and Comparable Adjusted EBITDA and reconciliations of these measures to the most comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Financial Information and Operating Data.”

Key Indicators of Financial and Operating Performance

We use a variety of financial and other information to monitor the financial and operating performance of our business. Some of this is financial information prepared in accordance with U.S. GAAP, while other information, though financial in nature, is not prepared in accordance with U.S. GAAP. For reconciliations of non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measure, see “Prospectus Summary—Summary Financial Information and Operating Data.” Our management also uses other information that is not financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate the financial and operating performance of our portfolio. Our management uses this information to measure the performance of our segments and consolidated portfolio. We use this information for planning and monitoring our business, as well as in determining management and employee compensation. These key indicators include:

•	Net revenue

•	Net Package Revenue

•	Net Non-package Revenue

•	Occupancy

•	Net Package ADR

•	Net Package RevPAR

•	Adjusted EBITDA

•	Comparable Adjusted EBITDA

Net Revenue, Net Package Revenue and Net Non-package Revenue

We derive net revenue from the sale of all-inclusive packages, which include room accommodations, food and beverage services and entertainment activities, net of compulsory tips paid to employees in Mexico and Jamaica. Government mandated compulsory tips in the Dominican Republic are not included in this adjustment, as they are already excluded from revenue. Net revenue is recognized when the rooms are occupied and/or the relevant services have been rendered. Advance deposits received from guests are deferred and included in trade and other payables until the rooms are occupied and/or the relevant services have been rendered, at which point the revenue is recognized. Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed. Net revenue represents a key indicator to assess the overall performance of our business and analyze trends, such as consumer demand, brand preference and competition.

In analyzing our results, our management differentiates between Net Package Revenue and Net Non-package Revenue (as such terms are defined below). Guests at our resorts purchase packages at stated rates, which include room accommodations, food and beverage services and entertainment activities, in contrast to other lodging business models, which typically only include the room accommodations in the stated rate. The amenities at all-inclusive resorts typically include a variety of buffet and á la carte restaurants, bars, activities, and shows and entertainment throughout the day. “Net Package Revenue” consists of net revenues derived from all-inclusive packages purchased by our guests. “Net Non-package Revenue” primarily includes net revenue associated with guests’ purchases of upgrades, premium services and amenities, such as premium rooms, dining experiences, wines and spirits and spa packages, which are not included in the all-inclusive package.

The following table shows a reconciliation of comparable Net Package Revenue, comparable Net Non-package Revenue and comparable net revenue to total revenue for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Net Package Revenue:
Comparable Net Package Revenue(1)	$196,621	$182,165	$275,434	$262,159
Non-comparable Net Package Revenue	46,631	115	68,365	41,508

Total Net Package Revenue	243,252	182,280	343,799	303,667

Net Non-package Revenue:
Comparable Net Non-package Revenue	$29,736	$28,331	$45,781	$45,874
Non-comparable Net Non-package Revenue	8,110	73	9,744	9,233

Total Net Non-package Revenue	37,846	28,404	55,525	55,107

Net revenue:
Comparable net revenue	$226,357	$210,496	$321,215	$308,033
Non-comparable net revenue	54,741	188	78,109	50,741

Total net revenue	281,098	210,684	399,324	358,774

Plus: compulsory tips	6,158	4,206	9,021	8,463

Total revenue	$287,256	$214,890	$408,345	$367,237

(1)	See “—Comparable Non-U.S. GAAP Measures” below for a discussion of our comparable metrics.

Occupancy

“Occupancy” represents the total number of rooms sold for a period divided by the total number of rooms available during such period. Occupancy is a useful measure of the utilization of a resort’s total available capacity and can be used to gauge demand at a specific resort or group of properties for a period. Occupancy levels also enable us to optimize Net Package ADR by increasing or decreasing the stated rate for our all-inclusive packages as demand for a resort increases or decreases.

Net Package ADR

“Net Package ADR” represents total Net Package Revenue for a period divided by the total number of rooms sold during such period. Net Package ADR trends and patterns provide useful information concerning the pricing environment and the nature of the guest base of our portfolio or comparable portfolio, as applicable. Net Package ADR is a commonly used performance measure in the all-inclusive segment of the lodging industry, and is commonly used to assess the stated rates that guests are willing to pay through various distribution channels.

Net Package RevPAR

“Net Package RevPAR” is the product of Net Package ADR and the average daily occupancy percentage. Net Package RevPAR does not reflect the impact of non-package revenue. Although Net Package RevPAR does not include this additional revenue, it generally is considered the key performance measure in the all-inclusive segment of the lodging industry to identify trend information with respect to net room revenue produced by our portfolio or comparable portfolio, as applicable, and to evaluate operating performance on a consolidated basis or a regional basis, as applicable.

Adjusted EBITDA

We define EBITDA, a non-U.S. GAAP financial measure, as net income (loss), determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax benefit and depreciation and amortization expense. We define Adjusted EBITDA, a non-U.S. GAAP financial measure, as EBITDA further adjusted to exclude the following items:

•	Other expense (income), net

•	Impairment loss

•	Management termination fees

•	Pre-opening expenses

•	Transaction expenses

•	Severance expenses

•	Other tax expense

•	Jamaica delayed opening expenses

•	Insurance proceeds

We believe that Adjusted EBITDA is useful to investors for two principal reasons. First, we believe Adjusted EBITDA assists investors in comparing our performance over various reporting periods on a consistent basis by removing from our operating results the impact of items that do not reflect our core operating performance. For example, changes in foreign exchange rates (which are the principal driver of changes in other expense (income), net), and expenses related to capital raising, strategic initiatives and other corporate initiatives, such as expansion into new markets (which are the principal drivers of changes in transaction expenses), are not indicative of the operating performance of our resorts. The other adjustments included in our definition of Adjusted EBITDA relate to items that occur infrequently and therefore would obstruct the comparability of our operating results over reporting periods. For example, impairment losses, such as those resulting from hurricane damage, and related revenue from insurance policies, other than business interruption insurance policies, as well as expenses incurred in connection with closing or reopening resorts that undergo expansions or renovations, are infrequent in nature, and we believe excluding these expense and revenue items permits investors to better evaluate the core operating performance of our resorts over time.

The second principal reason that we believe Adjusted EBITDA is useful to investors is that it is considered a key performance indicator by our Board and management. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based, in part, on consolidated Adjusted EBITDA. We believe that Adjusted EBITDA is useful to investors because it provides investors with information utilized by our Board and management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss) or any other measure determined in accordance with U.S. GAAP. There are limitations to the utility of non-U.S. GAAP financial measures, such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-U.S. GAAP financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business, and investors should carefully consider our U.S. GAAP results presented in this prospectus.

For a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) as computed under U.S. GAAP, see “Prospectus Summary—Summary Financial Information and Operating Data.”

Comparable Non-U.S. GAAP Measures

We believe that presenting Adjusted EBITDA, total net revenue, Net Package Revenue and Net Non-package Revenue on a comparable basis is useful to investors because these measures include only the results of resorts owned and in operation for the entirety of the periods presented and thereby eliminate disparities in results due to the acquisition or disposition of resorts or the impact of resort closures or reopenings in connection with redevelopment or renovation projects. As a result, we believe these measures provide more consistent metrics for comparing the performance of our operating resorts. We calculate Comparable Adjusted EBITDA, comparable total net revenue, comparable Net Package Revenue and comparable Net Non-package Revenue as the total amount of each respective measure less amounts attributable to non-comparable resorts, by which we mean resorts that were not owned or in operation during some or all of the relevant reporting period. For the years ended December 31, 2015 and 2014, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; Hyatt Ziva Los Cabos, which closed on September 14, 2014 for repairs following Hurricane Odile and reopened on September 15, 2015; Hyatt Ziva Puerto Vallarta, which closed on April 30, 2014 for renovation and reopened on December 20, 2014; and Hyatt Ziva and Hyatt Zilara Rose Hall, which closed in December 2013 for expansion, renovation and repositioning and reopened on December 10, 2014. For the six months ended June 30, 2016 and 2015, our non-comparable resorts were: Hyatt Ziva Cancún, which closed on April 30, 2014 for renovation and reopened on November 15, 2015; and Hyatt Ziva Los Cabos, which closed on September 14, 2014 following Hurricane Odile and reopened on September 15, 2015.

For a reconciliation of Comparable Adjusted EBITDA to net income (loss) as computed under U.S. GAAP, see “Prospectus Summary—Summary Financial Information and Operating Data.” For a reconciliation of comparable Net Package Revenue, comparable Net Non-package Revenue and comparable total net revenue to total revenue as computed under U.S. GAAP, see “—Net Revenue, Net Package Revenue and Net Non-package Revenue” in this section.

Segment Results

Six Months Ended June 30, 2016 and 2015

We evaluate our business segment operating performance using segment net revenue and segment Adjusted EBITDA. The following tables summarize segment net revenue and segment Adjusted EBITDA for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015	Change	% Change
	($ in thousands)
Net revenue:
Yucatán Peninsula	$132,757	$110,281	$22,476	20.4%
Pacific Coast	43,057	8,709	34,348	394.4%
Caribbean Basin	105,280	91,527	13,753	15.0%

Segment net revenue	281,094	210,517	70,577	33.5%
Other	4	167	(163)	(97.6)%

Total net revenue	$281,098	$210,684	$70,414	33.4%

	Six Months Ended June 30,
	2016	2015	Change	% Change
	($ in thousands)
Adjusted EBITDA:
Yucatán Peninsula	$60,799	$47,759	$13,040	27.3%
Pacific Coast	16,788	4,089	12,699	310.6%
Caribbean Basin	37,003	26,455	10,548	39.9%

Segment Adjusted EBITDA	114,590	78,303	36,287	46.3%
Other corporate—unallocated	(14,248)	(10,351)	(3,897)	37.6%

Total Adjusted EBITDA	$100,342	$67,952	$32,390	47.7%

For a reconciliation of segment net revenue and segment Adjusted EBITDA to gross revenue and net income (loss), respectively, each as computed under U.S. GAAP, see Note 14 to our consolidated financial statements.

Yucatán Peninsula

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for our Yucatán Peninsula segment for the six months ended June 30, 2016 and 2015 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

	Six Months Ended June 30,
	2016	2015	Change		% Change
Occupancy	84.0%	88.6%	(4.6	) pts	(5.2)%
Net Package ADR	$280	$276	$4		1.4%
Net Package RevPAR	235	245	(10)		(4.1)%

	($ in thousands)
Net Package Revenue	$116,380	$96,135	$20,245		21.1%
Net Non-package Revenue	16,377	14,146	2,231		15.8%
Total net revenue	132,757	110,281	22,476		20.4%
Adjusted EBITDA	$60,799	$47,759	$13,040		27.3%

Comparable Portfolio

	Six Months Ended June 30,
	2016	2015	Change		% Change
Occupancy	87.8%	88.6%	(0.8	) pts	(0.9)%
Net Package ADR	$275	$276	$(1)		(0.4)%
Net Package RevPAR	241	244	(3)		(1.2)%

	($ in thousands)
Net Package Revenue	$95,478	$96,135	$(657)		(0.7)%
Net Non-package Revenue	13,643	14,111	(468)		(3.3)%
Total net revenue	109,121	110,246	(1,125)		(1.0)%
Comparable Adjusted EBITDA	$53,564	$47,772	$5,792		12.1%

Segment Total Net Revenue. Our net revenue for the six months ended June 30, 2016 increased $22.5 million, or 20.4%, compared to the six months ended June 30, 2015. This increase was primarily due to the reopening of Hyatt Ziva Cancún, which accounted for a $23.6 million increase in net revenue compared to the six months ended June 30, 2015. The remaining resorts recorded a decrease of $1.1 million, or 1.0%, compared to the six months ended June 30, 2015. This was primarily attributable to a large decrease in occupancy at our two resorts in Playa del Carmen during January 2016 caused by fewer bookings from major tour operators.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six months ended June 30, 2016 increased $13.0 million, or 27.3%, compared to the six months ended June 30, 2015. This increase was due to a $7.2 million increase in Adjusted EBITDA related to the newly-opened Hyatt Ziva Cancún. The remaining resorts had Adjusted EBITDA of $53.6 million, an increase of $5.8 million, or 12.1%, compared to the six months ended June 30, 2015.

Pacific Coast

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-Package Revenue, total net revenue and Adjusted EBITDA for our Pacific Coast segment for the six months ended June 30, 2016 and 2015 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

	Six Months Ended June 30,
	2016	2015	Change	% Change
Occupancy	68.5%	58.3%	10.2pts	17.5%
Net Package ADR	$314	$218	$96	44.0%
Net Package RevPAR	215	127	88	69.3%

	($ in thousands)
Net Package Revenue	$36,279	$7,719	$28,560	370.0%
Net Non-package Revenue	6,778	990	5,788	584.6%
Total net revenue	43,057	8,709	34,348	394.4%
Adjusted EBITDA	$16,788	$4,089	$12,699	310.6%

Comparable Portfolio

	Six Months Ended June 30,
	2016	2015	Change	% Change
Occupancy	70.0%	58.3%	11.7pts	20.1%
Net Package ADR	$247	$215	$32	14.9%
Net Package RevPAR	173	125	48	38.4%

	($ in thousands)
Net Package Revenue	$10,550	$7,604	$2,946	38.7%
Net Non-package Revenue	1,402	952	450	47.3%
Total net revenue	11,952	8,556	3,396	39.7%
Comparable Adjusted EBITDA	$3,866	$840	$3,026	360.2%

Segment Total Net Revenue. Our total net revenue for the six months ended June 30, 2016 increased $34.3 million, or 394.4%, compared to the six months ended June 30, 2015. This increase was primarily due to the reopening of Hyatt Ziva Los Cabos in September 2015, which resulted in a $31.0 million increase in net revenue compared to the six months ended June 30, 2015. The remaining resort, Hyatt Ziva Puerto Vallarta, recorded an increase of $3.4 million, or 39.7%, compared to the six months ended June 30, 2015. This was primarily attributable to an increase in occupancy and Net Package ADR.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six months ended June 30, 2016 increased $12.7 million, or 310.6%, compared to the six months ended June 30, 2015. This increase was due to a $9.7 million increase in Adjusted EBITDA related to the newly-opened Hyatt Ziva Los Cabos. The remaining resort, Hyatt Ziva Puerto Vallarta, had Adjusted EBITDA of $3.9 million, an increase of $3.0 million, or 360.2%, compared to the six months ended June 30, 2015.

Caribbean Basin

The following table sets forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for our Caribbean Basin segment for the six months ended June 30, 2016 and 2015 for the total segment portfolio. As the properties in the Caribbean Basin were owned and operated during the entirety of the periods shown, the total segment portfolio and comparable segment portfolio statistics are identical, and as such, no comparable data is needed.

Total Portfolio

	Six Months Ended June 30,
	2016	2015	Change		% Change
Occupancy	81.0%	81.3%	(0.3	) pts	(0.4)%
Net Package ADR	$246	$214	$32		15.0%
Net Package RevPAR	199	174	25		14.4%

	($ in thousands)
Net Package Revenue	$90,593	$78,426	$12,167		15.5%
Net Non-package Revenue	14,687	13,101	1,586		12.1%
Total net revenue	105,280	91,527	13,753		15.0%
Adjusted EBITDA	$37,003	$26,455	$10,548		39.9%

Segment Total Net Revenue. Our total net revenue for the six months ended June 30, 2016 increased $13.8 million, or 15.0%, compared to the six months ended June 30, 2015. This increase was primarily due to the performance of Hyatt Ziva and Hyatt Zilara Rose Hall, which accounted for a $10.6 million increase in net revenue compared to the six months ended June 30, 2015. The remaining resorts in the Dominican Republic recorded an increase of $3.2 million compared to the six months ended June 30, 2015. This was primarily attributable to an increase in Net Package ADR at these resorts.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six months ended June 30, 2016 increased $10.5 million, or 39.9%, compared to the six months ended June 30, 2015. This increase was primarily due to the reopening of Hyatt Ziva and Hyatt Zilara Rose Hall, which accounted for an $8.4 million increase in Adjusted EBITDA compared to the six months ended June 30, 2015. The remaining resorts in the Dominican Republic had Adjusted EBITDA of $25.3 million, an increase of $2.1 million compared to the six months ended June 30, 2015.

Years Ended December 31, 2015 and 2014

The following tables summarize segment net revenue and segment Adjusted EBITDA for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change	% Change
	($ in thousands)
Net revenue:
Yucatán Peninsula	$204,294	$206,076	$(1,782)	(0.9)%
Pacific Coast	26,588	37,290	(10,702)	(28.7)%
Caribbean Basin	168,311	115,094	53,217	46.2%

Segment net revenue	399,193	358,460	40,733	11.4%
Other	131	314	(183)	(58.3)%

Total net revenue	$399,324	$358,774	$40,550	11.3%

	Year Ended December 31,
	2015	2014	Change	% Change
	($ in thousands)
Adjusted EBITDA:
Yucatán Peninsula	$82,466	$66,493	$15,973	24.0%
Pacific Coast	8,248	9,877	(1,629)	(16.5)%
Caribbean Basin	35,634	31,353	4,281	13.7%

Segment Adjusted EBITDA	126,348	107,723	18,625	17.3%
Other corporate—unallocated	(24,667)	(17,890)	(6,777)	37.9%

Total Adjusted EBITDA	$101,681	$89,833	$11,848	13.2%

For a reconciliation of segment net revenue and segment Adjusted EBITDA to gross revenue and net income (loss), respectively, each as computed under U.S. GAAP, see Note 14 to our consolidated financial statements.

Yucatán Peninsula

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for our Yucatán Peninsula segment for the years ended December 31, 2015 and 2014 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

	Year Ended December 31,
	2015	2014	Change		% Change
Occupancy	86.8%	90.0%	(3.2	)pts	(3.6)%
Net Package ADR	$249	$233	$16		6.9%
Net Package RevPAR	216	210	6		2.9%

	($ in thousands)
Net Package Revenue	$176,671	$175,286	$1,385		0.8%
Net Non-package Revenue	27,623	30,790	(3,167)		(10.3)%
Total net revenue	204,294	206,076	(1,782)		(0.9)%
Adjusted EBITDA	$82,466	$66,493	$15,973		24.0%

Comparable Portfolio

	Year Ended December 31,
	2015	2014	Change		% Change
Occupancy	88.2%	90.2%	(2.0	)pts	(2.2)%
Net Package ADR	$247	$233	$14		6.0%
Net Package RevPAR	218	210	8		3.8%

	($ in thousands)
Net Package Revenue	$172,990	$166,235	$6,755		4.1%
Net Non-package Revenue	27,163	27,814	(651)		(2.3)%
Total net revenue	200,153	194,049	6,104		3.1%
Comparable Adjusted EBITDA	$81,684	$63,138	$18,546		29.4%

Segment Total Net Revenue. Our total net revenue for the year ended December 31, 2015 decreased $1.8 million, or 0.9%, compared to the year ended December 31, 2014. This decrease was primarily due to the closure of Dreams Cancún, which closed in May 2014 for renovation, conversion and expansion into the Hyatt Ziva brand, and reopened in November 2015, and resulted in a $7.9 million decrease in net revenue compared to the year ended December 31, 2014. The remaining resorts recorded an increase of $6.1 million, or 3.1%, compared to the year ended December 31, 2014. This was primarily attributable to an increase in Net Package ADR, partially offset by a decrease in occupancy.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2015 increased $16.0 million, or 24.0%, compared to the year ended December 31, 2014. This increase was primarily due to increases in Net Package ADR and management’s ability to cut operational costs and a $2.7 million decrease in Adjusted EBITDA related to Dreams Cancún, which closed in May 2014 for renovation, conversion, and expansion into the Hyatt Ziva brand. The remaining resorts had Adjusted EBITDA of $81.7 million, an increase of $18.5 million, or 29.4%, compared to the year ended December 31, 2014.

Pacific Coast

The following table sets forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for our Pacific Coast segment for the years ended December 31, 2015 and 2014 for the total segment portfolio. Both of our properties in the Pacific Coast segment are considered non-comparable for the years ended December 31, 2015 and 2014 as they were closed during a part of either or both of these periods. As such, there are no comparable segment portfolio statistics.

Total Portfolio

	Year Ended December 31,
	2015	2014	Change		% Change
Occupancy	53.7%	65.1%	(11.4	)pts	(17.5)%
Net Package ADR	$220	$235	$(15)		(6.4)%
Net Package RevPAR	118	153	(35)		(22.9)%

	Year Ended December 31,
	($ in thousands)
Net Package Revenue	$22,943	$31,133	$(8,190)	(26.3)%
Net Non-package Revenue	3,645	6,157	(2,512)	(40.8)%
Total net revenue	26,588	37,290	(10,702)	(28.7)%
Adjusted EBITDA	$8,248	$9,877	$(1,629)	(16.5)%

Segment Total Net Revenue. Our total net revenue for the year ended December 31, 2015 decreased $10.7 million, or 28.7%, compared to the year ended December 31, 2014. This decrease was primarily due to the closure of Hyatt Ziva Los Cabos after sustaining damage from Hurricane Odile, which resulted in an $18.1 million decrease in net revenue compared to the year ended December 31, 2014. The remaining resort, Hyatt Ziva Puerto Vallarta, recorded an increase of $7.4 million, or 82.2%, compared to the year ended December 31, 2014. This was primarily attributable to the resort being open for the full period in 2015.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2015 decreased $1.6 million, or 16.5%, compared to the year ended December 31, 2014. Hyatt Ziva Los Cabos reported Adjusted EBITDA of $6.1 million, a decrease of $0.4 million compared to the prior year. Adjusted EBITDA for 2015 at Hyatt Ziva Los Cabos included $8.3 million of pre-opening expense, which was offset by $12.7 million of business interruption insurance proceeds as well as contribution from the resort’s operations following its reopening in September 2015. Adjusted EBITDA for 2014 at Hyatt Ziva Los Cabos included $3.4 million of pre-opening expense, which was partially offset by $3.0 million of business interruption insurance proceeds as well as contribution from the resort’s operations before closing in September 2014 after sustaining damage from Hurricane Odile. The remaining resort, Hyatt Ziva Puerto Vallarta, had Adjusted EBITDA of $2.2 million, a decrease of $1.1 million, or 33.4%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the delayed reopening of the resort in December 2014.

Caribbean Basin

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, total net revenue and Adjusted EBITDA for our Caribbean Basin segment for the years ended December 31, 2015 and 2014 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

	Year Ended December 31,
	2015	2014	Change		% Change
Occupancy	80.5%	86.3%	(5.8	)pts	(6.7)%
Net Package ADR	$197	$167	$30		18.0%
Net Package RevPAR	159	144	15		10.4%

	($ in thousands)
Net Package Revenue	$144,185	$97,248	$46,937		48.3%
Net Non-package Revenue	24,126	17,846	6,280		35.2%
Total net revenue	168,311	115,094	53,217		46.2%
Adjusted EBITDA	$35,634	$31,353	$4,281		13.7%

Comparable Portfolio

	Year Ended December 31,
	2015	2014	Change		% Change
Occupancy	86.2%	86.9%	(0.7	)pts	(0.8)%
Net Package ADR	$174	$167	$7		4.2%
Net Package RevPAR	150	145	5		3.4%

	($ in thousands)
Net Package Revenue	$102,444	$95,924	$6,520		6.8%
Net Non-package Revenue	18,487	17,746	741		4.2%
Total net revenue	120,931	113,670	7,261		6.4%
Comparable Adjusted EBITDA	$35,057	$30,778	$4,279		13.9%

Segment Total Net Revenue. Our total net revenue for the year ended December 31, 2015 increased $53.2 million, or 46.2%, compared to the year ended December 31, 2014. This increase was primarily due to the reopening of Hyatt Ziva and Hyatt Zilara Rose Hall in December 2014, which resulted in a $46.0 million increase in net revenue compared to the year ended December 31, 2014. The remaining resorts recorded an increase of $7.3 million, or 6.4%, compared to the year ended December 31, 2014. This was primarily attributable to an increase in Net Package ADR at Dreams Palm Beach and Dreams Punta Cana and an increase in occupancy at Dreams La Romana.

As previously mentioned, results for the year ended December 31, 2014 included $4.6 million of additional package revenue from our resorts located in the Dominican Republic. This additional revenue is associated with the signing of an agreement that governs the local VAT rates with the authorities in the Dominican Republic. Excluding this item, total net revenue for the year ended December 31, 2015 at our resorts in the Caribbean increased $57.8 million compared to the year ended December 31, 2014.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2015 increased $4.3 million, or 13.7%, compared to the year ended December 31, 2014. This increase was partially due to the reopening of Hyatt Ziva and Hyatt Zilara Rose Hall in December 2014, which resulted in a $0.4 million increase in Adjusted EBITDA compared to the year ended December 31, 2014. The remaining resorts had Adjusted EBITDA of $35.1 million, an increase $4.3 million, or 13.9%, compared to the year ended December 31, 2014.

As previously mentioned, results for the year ended December 31, 2014 included $4.2 million of additional EBITDA from our resorts located in the Dominican Republic. This additional EBITDA is associated with the signing of an agreement that governs the local VAT rates with the authorities in the Dominican Republic. Excluding this item, Adjusted EBITDA for the year ended December 31, 2015 at our resorts in the Caribbean increased $8.9 million compared to the year ended December 31, 2014.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations, and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.

Inflation

Operators of lodging properties, in general, possess the ability to adjust room rates to reflect the effects of inflation. However, competitive pressures may limit our ability to raise room rates to fully offset inflationary cost increases.

Liquidity and Capital Resources

Our primary short-term cash needs are paying operating expenses, maintaining our resorts, servicing of our outstanding indebtedness and funding any ongoing expansion, renovation, repositioning and rebranding projects. As of June 30, 2016, we had $28.7 million of scheduled contractual obligations due within one year.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our Revolving Credit Facility. We had cash and cash equivalents of $52.4 million as of June 30, 2016, compared to $57.7 million as of June 30, 2015 (excluding $6.4 million of restricted cash at both dates). As of June 30, 2016, there was $25.0 million outstanding under our $50.0 million Revolving Credit Facility. When assessing liquidity, we also consider the availability of cash resources held within local business units to meet our strategic needs.

Long-term liquidity needs may include existing and future property expansions, renovations, repositioning and rebranding projects, potential acquisitions and the repayment of indebtedness. As of June 30, 2016, our total debt obligations were $814.7 million (which represents the principal amounts outstanding under our Secured Credit Facility, Term Loan and Senior Notes due 2020 and excludes a $1.0 million issuance discount on our Term Loan, a $4.1 million issuance premium on our Senior Notes due 2020 and $14.7 million of unamortized debt issuance costs). In addition to the sources available for short-term needs, we may use equity or debt issuances or proceeds from the potential disposal of assets to meet these long-term needs.

In an effort to maintain sufficient liquidity, our cash flow projections and available funds are discussed with our Board and we consider various ways of developing our capital structure and seeking additional sources of liquidity if needed. The availability of additional liquidity options will depend on the economic and financial environment, our credit, our historical and projected financial and operating performance and continued compliance with financial covenants. As a result of possible future economic, financial and operating declines, possible declines in our creditworthiness and potential non-compliance with financial covenants, we may have less liquidity than anticipated, fewer sources of liquidity than anticipated, less attractive financing terms and less flexibility in determining when and how to use the liquidity that is available.

Financing Strategy

In addition to our Revolving Credit Facility, we intend to use other financing sources that may be available to us from time to time, including financing from banks, institutional investors or other lenders, such as bridge loans, letters of credit, joint ventures and other arrangements. Future financings may be unsecured or may be secured by mortgages or other interests in our assets. In addition, we may issue publicly or privately placed debt or equity securities. When possible and desirable, we will seek to replace short-term financing with long-term financing. We may use the proceeds from any financings to refinance existing indebtedness, to finance resort projects or acquisitions or for general working capital or other purposes.

Our indebtedness may be recourse, non-recourse or cross-collateralized and may be fixed rate or variable rate. If the indebtedness is non-recourse, the obligation to repay such indebtedness will generally be limited to the particular resort or resorts pledged to secure such indebtedness. In addition, we may invest in resorts subject to existing loans secured by mortgages or similar liens on the resorts, or may refinance resorts acquired on a leveraged basis.

Cash Flows

The following table summarizes our net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated and should be read in conjunction with our consolidated statements of cash flows and accompanying notes thereto included in this prospectus.

	Six Months Ended June 30,
	2016		2015
	($ in thousands)
Net cash provided by operating activities	$	50,913	$	18,133
Net cash used in investing activities		(5,827)		(56,347)
Net cash (used in) provided by financing activities		(28,138)		56,784

	Year Ended December 31,
	2015		2014
	($ in thousands)
Net cash provided by operating activities	$	30,799	$	3,715
Net cash used in investing activities		(104,147)		(116,462)
Net cash provided by financing activities		69,662		68,447

Net Cash Provided by Operating Activities

Our net cash from operating activities is generated primarily from operating income from our resorts. For the six months ended June 30, 2016 and 2015, our net cash provided by operating activities totaled $50.9 million and $18.1 million, respectively. Net income of $46.4 million for the six months ended June 30, 2016 included significant non-cash expenses, including $25.8 million of depreciation and amortization, representing an increase of $5.1 million compared to the six months ended June 30, 2015.

Activity for the six months ended June 30, 2016:

•	Increase in interest expense of $2.7 million, primarily due to an increase in indebtedness outstanding during the period as a result of the issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015

•	Transaction expenses of $2.7 million

Activity for the six months ended June 30, 2015:

•	Pre-opening expenses of $6.1 million associated with the Hyatt Ziva Cancún (formerly Dreams Cancún) and Hyatt Ziva Los Cabos projects

•	Transaction expenses of $2.7 million

For the years ended December 31, 2015 and 2014, our net cash provided by operating activities totaled $30.8 million and $3.7 million, respectively. Net income of $9.7 million for the year ended December 31, 2015 included significant non-cash expenses, including $46.1 million of depreciation and amortization, and decreased $19.8 million compared to the year ended December 31, 2014.

Activity for the year ended December 31, 2015:

•	Pre-opening expenses of $12.4 million associated with the Hyatt Ziva Cancún and Hyatt Ziva Los Cabos projects

•	Transaction expenses of $5.4 million

•	Increase in interest expense of $8.6 million, primarily due to an increase in indebtedness outstanding during the period as a result of the issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015 and an increase in amounts outstanding under our Revolving Credit Facility

Activity for the year ended December 31, 2014:

•	Pre-opening expenses of $16.3 million associated with the Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta, Hyatt Ziva Los Cabos and Hyatt Ziva Cancún projects

•	Transaction expenses of $12.3 million

•	Severance expenses of $2.9 million

Net Cash Used in Investing Activities

For the six months ended June 30, 2016 and 2015, our net cash used in investing activities was $5.8 million and $56.3 million, respectively.

Activity for the six months ended June 30, 2016:

•	Capital expenditures of $5.8 million

•	Insurance proceeds of $0.2 million

•	Purchase of intangibles of $0.2 million

Activity for the six months ended June 30, 2015:

•	Capital expenditures of $61.1 million, primarily related to renovations completed at Hyatt Ziva Cancún and Hyatt Ziva Los Cabos

•	Insurance proceeds of $5.0 million

•	Purchase of intangibles of $0.3 million

For the years ended December 31, 2015 and 2014, our net cash used in investing activities was $104.1 million and $116.5 million, respectively.

Activity for the year ended December 31, 2015:

•	Capital expenditures of $119.7 million, primarily related to renovations completed at Hyatt Ziva Cancún and Hyatt Ziva Los Cabos

•	Insurance proceeds of $15.9 million

Activity for the year ended December 31, 2014:

•	Sale of airplane acquired in connection with our acquisition of Real Resorts for $5.5 million

•	Changes in restricted cash of $6.4 million

•	Capital expenditures of $131.5 million, primarily related to renovations completed at Hyatt Ziva Puerto Vallarta, Hyatt Ziva Cancún, and Hyatt Ziva and Hyatt Zilara Rose Hall

Capital Expenditures

We maintain each of our properties in good repair and condition and in conformity with applicable laws and regulations, franchise agreements and management agreements. Routine capital expenditures are administered by us and a third party property management company. However, we have approval rights over capital expenditures as part of the annual budget process for each of our properties. From time to time, certain of our resorts may be undergoing renovations as a result of our decision to upgrade portions of the resorts, such as guestrooms, public space, meeting space, gyms, spas and/or restaurants, in order to better compete with other hotels in our markets. The following table summarizes our capital expenditures for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
	($ in thousands)
Development Capital Expenditures
Hyatt Ziva Cancún	$—	$30,232	$65,139	$15,613
Hyatt Ziva Los Cabos	—	22,422	37,198	7,422
Hyatt Ziva and Hyatt Zilara Rose Hall	—	5,701	6,193	81,071
Total Development Capital Expenditures	—	58,355	108,530	104,106

Maintenance Capital Expenditures(1)	5,843	2,721	11,174	27,405

Total Capital Expenditures	$5,843	$61,076	$119,704	$131,511

(1)	Our maintenance capital expenditures are cash expenditures made to extend the service life or increase capacity of our assets (including expenditures for the replacement, improvement or expansion of existing capital assets). These maintenance capital expenditures differ from ongoing repair and maintenance expense items which do not in our judgment extend the service life or increase the capacity of assets and are charged to expense as incurred. Typically, maintenance capital expenditures equate to roughly 4% to 5% of total net revenue.

Net Cash (Used in) Provided by Financing Activities

Our net cash used in financing activities was $28.1 million for the six months ended June 30, 2016, compared to $56.8 million provided by financing activities for the six months ended June 30, 2015.

Activity for the six months ended June 30, 2016:

•	Repayments of borrowings on our Revolving Credit Facility of $25.0 million

•	Principal payments on our Term Loan of $1.9 million

•	Payments of our deferred consideration to the BD Real Shareholder in connection with the Formation Transactions of $1.3 million

Activity for the six months ended June 30, 2015:

•	Proceeds from borrowings on our Revolving Credit Facility (net of repayments) of $9.0 million

•	The issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015, from which we received proceeds of $51.5 million

•	Principal payments on our Term Loan of $1.9 million

•	Payments of our deferred consideration to the BD Real Shareholder in connection with the Formation Transactions of $1.3 million

For the years ended December 31, 2015 and 2014, our net cash provided by financing activities was $69.7 million and $68.4 million, respectively.

Activity for the year ended December 31, 2015:

•	The issuance of an additional $50.0 million of our Senior Notes due 2020 on May 12, 2015, from which we received proceeds of $51.5 million

•	Proceeds from borrowings on our Revolving Credit Facility (net of repayments) of $25.0 million

•	Principal payments on our Term Loan of $3.8 million

Activity for the year ended December 31, 2014:

•	The issuance of $75.0 million of our Senior Notes due 2020, from which we received proceeds of $79.1 million

•	Proceeds from borrowings on our Revolving Credit Facility (net of repayments) of $25.0 million

•	Repurchase of ordinary shares for $23.1 million from two of our smaller financial investors

•	Debt modification costs associated with the re-pricing of our Term Loan of $4.7 million

•	Principal payments on our Term Loan of $3.8 million

Dividends

We may only pay dividends to our shareholders and other persons entitled to distributable profits, if our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association. In addition, to the extent any of our preferred shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our preferred shares have been paid in full.

Any amount remaining out of the profit is carried to reserve as our Board determines. After reservation by our Board of any profit, the profits which are not required to be maintained by Dutch law or by our articles of association may be declared by the shareholders, but only at the proposal of our Board. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders at a General Meeting. However, payments of dividends are restricted by our Indenture and Senior Secured Credit Facility. See “—Senior Secured Credit Facility.” No cash dividends were paid during the six months ended June 30, 2016 or the years ended December 31, 2015 and 2014. We do not plan on paying cash dividends on our ordinary shares in the foreseeable future.

Our preferred shares accumulate dividends at a rate of 12% per annum (payable in preferred shares), compounded quarterly, on each January 15, April 15, July 15 and October 15.

We will use the net proceeds from this offering, and, if necessary, cash on hand, to repurchase all outstanding preferred shares. As soon as reasonably practicable after the repurchase, and subject to any mandatory waiting periods under applicable law, the preferred shares will be canceled and no preferred shares will remain outstanding.

Senior Secured Credit Facility

On August 9, 2013, we entered into our Senior Secured Credit Facility, which consisted of our $375.0 million Term Loan, which matures on August 9, 2019, and our Revolving Credit Facility, which matures on August 9, 2018. The net proceeds from our Term Loan were used in connection with our Formation Transactions, to fund general working capital requirements and for general corporate purposes. The borrower under our Senior Secured Credit Facility is our wholly-owned subsidiary Playa Resorts Holding B.V. We were in compliance with all applicable covenants under our Senior Secured Credit Facility as of December 31, 2015 and 2014 and June 30, 2016.

Revolving Credit Facility

Our Revolving Credit Facility, which initially permitted us to borrow up to a maximum aggregate principal amount of $25.0 million, matures on August 9, 2018 and bears interest at variable interest rates that are either based on London Interbank Offered Rates (“LIBOR”) or based on an alternate base rate (“ABR Rate”) derived from the greatest of the federal funds rate, prime rate, euro-currency and the initial term loan rate with varying spreads for each. The maximum amount under our Revolving Credit Facility was increased on May 27, 2014 to $50.0 million. The other terms of our Revolving Credit Facility remain unchanged, and we are required to pay a commitment fee of 0.5% per annum on the daily undrawn balance. As of June 30, 2016, December 31, 2015 and December 31, 2014, there was $25.0 million, $50.0 million and $25.0 million outstanding under our Revolving Credit Facility, respectively.

Term Loan

We borrowed the full $375.0 million available under our Term Loan on August 9, 2013. We received net proceeds of approximately $366.7 million from our Term Loan after deducting a debt issuance discount of $1.8 million and unamortized debt issuance costs of $6.5 million. The unamortized debt issuance costs are accreted on an effective interest basis over the term of our Term Loan.

On February 26, 2014, we re-priced our Term Loan. The amended Term Loan bears interest at a rate per annum equal to LIBOR plus 3.0% (where the applicable LIBOR rate has a 1.0% floor), which is a reduction of 0.75% from the original interest rate under our Term Loan, and interest continues to be payable in cash in arrears on the last day of the applicable interest period (unless we elect to use the ABR Rate). Unamortized debt issuance costs of $3.7 million are being accreted on an effective interest basis over the term of the loan, in addition to $6.0 million of unamortized debt issuance costs that were carried over from the original August 9, 2013 Term Loan. As a result of this re-pricing, we recognized a modification of debt expense of $0.9 million in the first quarter of 2014.

Our Term Loan requires quarterly payments of principal equal to 0.25% of the $375.0 million original principal amount (approximately $0.9 million) on the last business day of each March, June, September and December. The remaining unpaid amount of our Term Loan is due and payable at maturity on August 9, 2019.

Senior Notes due 2020

On August 9, 2013, our wholly-owned subsidiary Playa Resorts Holding B.V. issued $300.0 million of our Senior Notes due 2020. Interest on our Senior Notes due 2020 is payable semi-annually in arrears on February 15 and August 15 of each year. We received net proceeds of approximately $290.1 million after deducting unamortized debt issuance costs of $9.9 million. The net proceeds were used in connection with our Formation Transactions, to fund general working capital requirements and for general corporate purposes.

On February 14, 2014, we issued an additional $75.0 million of our Senior Notes due 2020. The additional Senior Notes due 2020 were priced at 105.5% of their principal amount, and we received net proceeds of approximately $79.1 million before deducting unamortized debt issuance costs of $2.3 million.

On May 11, 2015, we issued an additional $50.0 million of our Senior Notes due 2020. The additional Senior Notes due 2020 were priced at 103% of their principal amount. and we received net proceeds of approximately $51.5 million before deducting unamortized debt issuance costs of $0.6 million. The net proceeds of the February 14, 2014 and May 11, 2015 issuances were primarily used in connection with the expansion, renovation, repositioning and rebranding of our Hyatt Ziva Cancún resort, and the remaining net proceeds were used for general corporate purposes, including fees and expenses.

Our Senior Notes due 2020 mature on August 15, 2020 and bear interest at 8.00% per year, payable semi-annually in arrears on February 15 and August 15 of each year. As of June 30, 2016, the aggregate outstanding principal amount of our Senior Notes due 2020 was $425.0 million.

At any time, we may redeem some or all of our Senior Notes due 2020 at the applicable redemption rate set forth below plus accrued and unpaid interest (if any):

Year of Redemption	Redemption Rate %
2016	106%
2017	104%
2018	102%
2019 and thereafter	100%

Our Senior Notes due 2020 are senior unsecured obligations of our wholly-owned subsidiary Playa Resorts Holding B.V. and rank equally with all other senior unsecured indebtedness of Playa Resorts Holding B.V. Our Senior Notes due 2020 are subordinated to any existing and future secured debt of Playa Resorts Holding B.V. to the extent of the value of the assets securing such debt, including our Senior Secured Credit Facility. We were in compliance with all applicable covenants under the indenture governing our Senior Notes due 2020 as of December 31, 2015 and 2014 and June 30, 2016.

Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and contingent commitments as of June 30, 2016:

	Interest Rate	Less than 1 Year	Due in 1 to 3 years	Due in 3 to 5 years	Due in Over 5 years	Total
	(%)	($ in thousands)
Revolving Credit Facility (1)	4.20%-4.43%	$588	$26,918	$—	$—	$27,506
Term Loan (2)	4.00%-4.03%	9,316	36,631	364,154	—	410,101
Senior Notes due 2020	8.00%	17,000	68,000	493,000	—	578,000
Deferred consideration (3)		1,256	1,909	—	—	3,165
Operating lease obligations		530	1,575	314	19	2,438

Total Contractual Obligations		$28,690	$135,033	$857,468	$19	$1,021,210

(1)	The interest rate on our Revolving Credit Facility is LIBOR plus 375 basis points with no LIBOR floor. LIBOR was calculated using the average forecasted one-month forward-looking LIBOR curve for each respective period.
(2)	The interest rate on our Term Loan is LIBOR plus 300 basis points with a 1% LIBOR floor. LIBOR was calculated using the average forecasted three-month forward-looking LIBOR curve for each respective period. The period less than 1 year includes the deduction of the first and second quarter repayments of $0.9 million each.
(3)	Playa H&R Holdings B.V., a subsidiary of ours, agreed to make payments of $1.1 million per quarter to the BD Real Shareholder through the quarter ending September 30, 2017.

The following table sets forth our obligations and commitments to make future payments under contracts and contingent commitments as of December 31, 2015:

	Interest Rate	Less than 1 Year	Due in 1 to 3 years	Due in 3 to 5 years	Due in Over 5 years	Total
	(%)	($ in thousands)
Revolving Credit Facility (1)	4.32%-4.96%	$2,159	$53,787	$—	$—	$55,946
Term Loan (2)	4.00%	19,076	42,340	366,330	—	427,746
Senior Notes due 2020 (3)	8.00%	34,000	68,000	480,250	—	582,250
Deferred consideration (4)		2,508	1,775	—	—	4,283
Operating lease obligations		1,048	1,528	309	—	2,885

Total Contractual Obligations		$58,791	$167,430	$846,889	$—	$1,073,110

(1)	The interest rate on our Revolving Credit Facility is LIBOR plus 375 basis points with no LIBOR floor. LIBOR was calculated using the average forecasted one-month forward LIBOR curve for each respective period.
(2)	The interest rate on our Term Loan is LIBOR plus 300 basis points with a 1% LIBOR floor. LIBOR was calculated using the average forecasted three-month forward-looking LIBOR curve for each respective period.
(3)	Includes the additional $50.0 million of Senior Notes due 2020 issued in the second quarter of 2015.
(4)	Playa H&R Holdings B.V., a subsidiary ours, agreed to make payments of $1.1 million per quarter to the BD Real Shareholder through the quarter ending September 30, 2017.

The tables above do not reflect the preferred shares reflected in our consolidated balance sheet, as we have entered into an agreement with the holders of the preferred shares to redeem all outstanding preferred shares with the proceeds of this offering.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements for the six months ended June 30, 2016 and 2015 or the years ended December 31, 2015 and 2014.

Qualitative and Quantitative Disclosures about Market Risk

In the normal course of operations, we are exposed to interest rate risk and foreign currency risk which may impact future income and cash flows.

Interest Rate Risk

The risk from market interest rate fluctuations mainly affects long-term debt bearing interest at a variable interest rate. We may use derivative financial instruments to manage exposure to this risk. We currently do not have any interest rate swaps or similar derivative instruments. As of June 30, 2016, approximately 48% of our outstanding indebtedness bore interest at floating rates and approximately 52% bore interest at fixed rates. If market rates of interest on our floating rate debt were to increase by 1.0%, the increase in interest expense on our floating rate debt would decrease our future earnings and cash flows by approximately $2.5 million annually, assuming the balance outstanding under our Revolving Credit Facility remained at $25.0 million. If market rates of interest on our floating rate debt were to decrease, our interest expense on floating rate debt would remain unchanged as our Term Loan contains a LIBOR floor of 1.00%.

Foreign Currency Risk

We are exposed to exchange rate fluctuations because all of our resort investments are based in locations where the local currency is not the U.S. dollar, which is our reporting currency. For the year ended December 31, 2015 approximately 55% of our revenues were denominated in currencies other than the U.S. dollar. For the six months ended June 30, 2016 approximately 49% of our revenues were denominated in currencies other than the U.S. dollar. As a result, our revenues reported on our consolidated statements of operations and comprehensive income (loss) are affected by movements in exchange rates.

Approximately 75% of our operating expenses for the year ended December 31, 2015 were denominated in the local currencies in the countries in which we operate. Approximately 71% of our operating expenses for the six months ended June 30, 2016 were denominated in the local currencies in the countries in which we operate. As a result, our operating expenses reported on our consolidated statements of operations and comprehensive income (loss) are affected by movements in exchange rates.

The foreign currencies in which our expenses are primarily denominated are the Mexican Peso, Dominican Peso and the Jamaican Dollar. The effect of an immediate 5% adverse change in foreign exchange rates on Mexican Peso-denominated expenses at June 30, 2016 would have impacted our net income before tax by approximately $4.3 million. The effect of an immediate 5% adverse change in foreign exchange rates on Dominican Peso-denominated expenses at June 30, 2016 would have impacted our net income before tax by approximately $1.9 million. The effect of an immediate 5% adverse change in foreign exchange rates on Jamaican Dollar-denominated expenses at June 30, 2016 would have impacted our net income before tax by approximately $1.1 million.

The effect of an immediate 5% adverse change in foreign exchange rates on Mexican Peso-denominated expenses at December 31, 2015 would have impacted our net income before tax by approximately $6.2 million. The effect of an immediate 5% adverse change in foreign exchange rates on Dominican Peso-denominated expenses at December 31, 2015 would have impacted our net income before tax by approximately $3.8 million. The effect of an immediate 5% adverse change in foreign exchange rates on Jamaican Dollar-denominated expenses at December 31, 2015 would have impacted our net income before tax by approximately $2.1 million.

At this time, we do not have any outstanding derivatives or other financial instruments designed to hedge our foreign currency exchange risk and we do not plan to enter into any such instruments in the future.

Critical Accounting Policies and Estimates

Our consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. All significant accounting policies are disclosed in the notes to our consolidated financial statements.

Below is a discussion of certain critical accounting policies that require us to exercise business judgment or make significant estimates. We believe the following are our critical accounting policies.

Foreign Currency

Our reporting currency is the U.S. dollar. We have determined that the U.S. dollar is the functional currency of all of our international operations. Foreign currency denominated monetary asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Foreign currency non-monetary assets, such as inventories, prepaid expenses, fixed assets and intangible assets, are recorded in U.S dollars at historical exchange rates. Foreign currency denominated income and expense items are recorded in U.S. dollars at the applicable daily exchange rates in effect during the relevant period.

For purposes of calculating our tax liability in certain foreign jurisdictions, we index our depreciable tax bases in certain assets for the effects of inflation based upon statutory inflation factors. The effects of these indexation adjustments are reflected in the income tax benefit line of our consolidated statements of operations and comprehensive income (loss). The remeasurement gains and losses related to deferred tax assets and liabilities are reported in the income tax provision. Foreign exchange gains and losses are presented in our consolidated statements of operations and comprehensive income (loss) within other (expense) income, net.

We recognized a foreign currency loss of $2.2 million for the six months ended June 30, 2016 and a gain of $0.2 million for the six months ended June 30, 2015. We recognized a foreign currency loss of $3.0 million for the year ended December 31, 2015 and a loss of $1.6 million for the year ended December 31, 2014.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

We evaluate our estimates and assumptions periodically. Estimates are based on historical experience and on other factors that are considered to be reasonable under the circumstances. All significant accounting policies are disclosed in the notes to our consolidated financial statements. Significant accounting policies that require us to exercise judgment or make significant estimates include asset determinations of useful lives, fair value of financial instruments, business combination purchase price, tax valuation allowance and long-lived asset and goodwill impairment testing.

Business Combinations

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which we obtain operating control over the acquired business.

The consideration transferred is determined on the acquisition date and is the sum of the fair values of the assets transferred by us and the liabilities incurred by us, including the fair value of any asset or liability resulting from a deferred consideration arrangement. Acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred.

Any deferred consideration is measured at its fair value on the acquisition date, recorded as a liability and accreted over its payment term in our consolidated statements of operations and comprehensive income (loss).

Goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is less than the fair value of the net assets acquired and liabilities assumed, the difference is recorded as a bargain purchase gain in profit or loss.

Revenue Recognition

Revenue is recognized on an accrual basis when the rooms are occupied and services have been rendered.

Revenues derived from all-inclusive packages purchased by our guests are included in the package revenue line item of our consolidated statements of operations and comprehensive income (loss). Revenue associated with upgrades, premium services and amenities that are not included in the all-inclusive package, such as premium rooms, dining experiences, wines and spirits and spa packages, are included in the non-package revenue line item of our consolidated statements of operations and comprehensive income (loss). Advance deposits received from customers are deferred and included in trade and other payables in our consolidated balance sheets until the rooms are occupied and the services have been rendered.

Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed.

Revenue is measured at the fair value of the consideration received or receivable, stated net of estimated discounts, rebates and value added taxes.

Revenue from operations in the Dominican Republic is net of statutory withholding of $5.2 million and $4.1 million for the years ended December 31, 2015 and 2014, respectively. For the six months ended June 30, 2016 and 2015, revenue from operations in the Dominican Republic is net of statutory withholding of $2.7 million and $2.7 million, respectively.

Goodwill

Goodwill arises in connection with business combinations. Goodwill is reviewed for impairment annually as of July 1st of each year or more frequently if events or changes in circumstances indicate a potential impairment. We completed our most recent annual impairment assessment for our goodwill as of July 1, 2015, and concluded that goodwill was not impaired.

When testing goodwill for impairment, Accounting Standards Codification Topic 350 permits us to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

Debt

Debt is carried at amortized cost. Any difference between the proceeds (net of issuance costs) and the redemption value is recognized as an adjustment to interest expense over the term of the debt using the effective interest rate method.

Debt issuance costs are recorded in our consolidated balance sheets as a direct deduction from the carrying amount and amortized over the term of the debt utilizing the effective interest rate method. Capitalized interest directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use, is recognized as part of the cost of such assets until the time the assets are substantially ready for their intended use. Capitalized interest is subsequently recognized as depreciation expense in our consolidated statements of operations and comprehensive income (loss) once the assets are put into service.

Commitments and Contingencies

We are subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Where there is a reasonable possibility that a loss has been incurred we provide disclosure of such contingencies (see Note 8 to our consolidated financial statements included elsewhere in this prospectus).

Dividends

We have never declared or paid any cash dividends on our ordinary or preferred shares. In addition, we must comply with Dutch law, with our articles of association and with the covenants in our Senior Secured Credit Facility and the covenants governing the Senior Notes due 2020 if we want to pay cash dividends. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends on our ordinary shares will, after having made the required distributions, if any, on our preferred shares, be at the discretion of our General Meeting, subject to a proposal from our Board, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and applicable law, and such other factors as our Board deems relevant. In addition, to the extent any of our preferred shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our preferred shares have been paid in full. Dividends on our preferred shares are cumulative at a rate of 12% per annum compounded quarterly. Dividends are payable in kind with additional preferred shares in four quarterly installments on January 15, April 15, July 15 and October 15 of each year, subject to compliance with applicable legal requirements. We intend to use the net proceeds of this offering to repurchase all of our outstanding preferred shares.

Property, Plant and Equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation. The costs of improvements that extend the life of property, plant and equipment, such as structural improvements, equipment and fixtures, are capitalized. In addition, we capitalize soft costs such as interest, insurance, construction administration and other costs that clearly relate to projects under development or construction. Total capitalized soft costs were $14.9 million and $15.0 million for the years ended December 31, 2015 and 2014, respectively, and $0 and $8.6 million for the six months ended June 30, 2016 and 2015, respectively. Start-up costs, ongoing repairs and maintenance are expensed as incurred. Buildings that are being developed or undergoing substantial redevelopment, are carried at cost and no depreciation is recorded on these assets until they are put into or back into service. The useful life of buildings under redevelopment is re-evaluated upon completion of the projects.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values (if any) over their estimated useful lives, as follows:

Buildings	9 to 50 years
Fixtures and machinery	3 to 20 years
Furniture and other fixed assets	3 to 13 years

The assets’ estimated useful lives and residual values are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

Income Taxes

We recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carryforwards. For purposes of our consolidated financial statements, our income tax provision was calculated on a separate return basis as though we had filed our tax returns in the applicable jurisdictions in which we operate.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We provide a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We have only recorded financial statement benefits for tax positions which we believe are more likely than not to be sustained upon settlement with a taxing authority. We have established income tax reserves in accordance with this guidance where necessary, such that a benefit is recognized only for those positions which satisfy the more likely than not threshold. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns, including the application of the more likely than not criteria. We recognize interest and penalties associated with our uncertain tax benefits as a component of the income tax provision.

Beginning in 2015, in accordance with Accounting Standards Codification 740-270 “Income Taxes, Interim Reporting” (“ASC 740-270”), our interim income tax provision was calculated by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss (pre-tax income or loss excluding unusual or infrequently occurring discrete items). This application of ASC 740-270 is consistent with public company reporting standards. Starting in 2016, we changed our methodology of recording our income tax balance sheet accounts for interim reporting periods. In 2015, on a quarterly basis, we recorded current and deferred tax accounts by “splitting” the estimated tax expense between both current and deferred components, as is acceptable. Beginning in 2016, we only record the current tax account on a quarterly basis, which is also acceptable. Deferred tax accounts will be recorded at year-end in accordance with ASC 740-270.

Internal Control over Financial Reporting

We have identified, and Deloitte & Touche, LLP, the independent registered public accounting firm that audited our consolidated financial statements for the years ended December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, has communicated, material weaknesses in our internal control over financial reporting as of December 31, 2015. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis.

We have the following four material weaknesses in our internal control over financial reporting as of December 31, 2015, which have not been remediated:

•	There is a material weakness in the operating effectiveness of our internal controls relating to our review of our consolidated financial statements and the underlying accounting analyses and journal entries, due to the fact that we do not have formalized accounting policies and procedures, segregation of duties, and sufficient resources with the requisite level of experience and technical expertise for the timely preparation and review of the financial information required for accurate financial reporting in accordance with U.S. GAAP.

•	Our information technology controls, including system access, change management, segregation of duties, backups and disaster recovery plans, are not sufficiently designed and implemented to address certain information technology risks and, as a result, could expose the our systems and data to unauthorized use, alteration or destruction.

•	There is a material weakness in the design and operating effectiveness of management’s reviews of our current and deferred tax provision workbooks to verify that all calculations are complete, accurate and in accordance with U.S. GAAP. We lack the technical competence, as well as systems and processes, to ensure our compliance with ASC 740 “Income Taxes.”

•	We lack monitoring processes to ensure that internal controls are designed and implemented appropriately and are operating effectively. This applies to both our internal controls and the internal controls of third-party service providers, such as AMResorts (which manages five of our resorts).

These material weaknesses increase the risk of a material misstatement in our financial statements.

Since the identification of these material weaknesses as of December 31, 2015, we have taken steps to understand the material weaknesses and to begin to remediate them. We are in the process of designing and implementing improved processes and controls, such as accounting system tools to limit the use of manual processes and new policies and procedures relating to our monitoring of service providers, our manual process and our information technology controls. We also hired a Director of Financial Reporting, who has the background and technical expertise to be able to review and challenge third party specialists, and hired additional accounting support personnel to enable us to improve the speed and accuracy of our financial reporting . Although we have taken steps to improve our internal control over financial reporting and have developed plans to implement further changes to improve our controls in response to the identification of these material weaknesses, we are still in the process of developing and implementing additional process and other controls. Moreover, once additional processes and other controls have been developed and implemented, they will need to be monitored and their effectiveness will need to be successfully tested over several quarters before we can conclude that the material weaknesses have been remediated. There can be no assurance that we will be successful in making these improvements in a timely manner, or at all, and in remediating our current material weaknesses, and we may not prevent future material weaknesses from occurring. For additional information regarding risks related to this matter, see “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We have identified, and our independent registered public accounting firm has communicated, four material weaknesses in our internal control over financial reporting as of December 31, 2015. Accordingly, our internal control over financial reporting and our monitoring controls and processes were not effective as of such date. These material weaknesses have not been remediated, and it will take time for us to develop, implement and test additional processes and other controls. Accordingly, we may not be able to accurately report our financial results, prevent fraud or file our required periodic reports pursuant to the Exchange Act in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares.”

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, accounts receivable from related parties, insurance recoverable, trade and other payables, accounts payable to related parties, deferred consideration and debt. See Note 5, “Fair Value of Financial Instruments,” to our consolidated financial statements included in this prospectus for more information.

Related Party Transactions

See “Certain Relationships and Related Party Transactions” and Note 7, “Related Party Transactions,” to our consolidated financial statements included in this prospectus for information on these transactions.

Recent Accounting Pronouncements

See the recent accounting pronouncements in the “Impact of recently issued accounting standards” section of Note 2 to our consolidated financial statements.

INDUSTRY OVERVIEW AND ALL-INCLUSIVE MARKET OVERVIEW

All information in this Industry Overview and All-Inclusive Market Overview section is derived from a market study prepared for us in connection with this offering by JLL. See “Experts.” You should read the following discussion together with the information under the caption “Risk Factors.”

Industry Overview

Global macroeconomic and demographic trends bode well for the hospitality industry, particularly the leisure segment. Aging “Baby Boomers” (i.e., the population born from 1946 to 1964) and the growing number of “Millennials” (i.e., the population born from the early 1980s to 2000) in developed economies, together with the rapidly growing middle class in emerging market economies, are expected to continue to drive the robust growth of global leisure travel. Over the next 10 to 15 years, JLL believes tourist destinations and resorts that cater to leisure travelers from countries with developed economies will fare best.

Within the travel and tourism industry, the all-inclusive model has consistently demonstrated outsized growth over the past several decades and is positioned to gain momentum in the future, as JLL believes that the model has reached an inflection point that will likely expose its benefits to a broader base of potential guests.

All-inclusive resorts provide room accommodations, food and beverage services and entertainment activities for a fixed package rate as opposed to the European Plan lodging model, which is the traditional lodging model and only includes the room and, perhaps, limited food service in the quoted price. The amenities at all-inclusive resorts include a variety of à la carte restaurants, bars, activities, shows and entertainment throughout the day. All-inclusive resorts charge rates on a per guest basis, rather than on a per room basis as is typical of the European Plan model.

In addition to “package” revenue, all-inclusive resorts generate additional “non-package” revenue from spa services, dining upgrades (e.g., premium wines and specialty dinners) and other ancillary services, including excursions, flowers, gift shop and room upgrades. Since the package rate includes lodging, food and beverage and entertainment services, guests are not required to spend additional money on a daily basis. This creates the perception that they are spending less, which increases their propensity to spend on “non-package” services. Therefore, additional guest spending at a resort using the all-inclusive model is often higher than at a resort using the European Plan model. In addition, the pre-sold nature of the all-inclusive model allows management and employees to focus on quality of service rather than guest spending, which tends to increase overall guest satisfaction.

Market research indicates that the success and growth of the all-inclusive model derives largely from a set of attributes that deliver clear benefits to the segment’s most important stakeholders, specifically guests, suppliers/operators and travel intermediaries, relative to the European Plan model. These benefits include:

•	a relatively short ramp-up period to reach stabilized operations;

•	significant premiums in terms of stabilized occupancy and operating margins;

•	enhanced guest loyalty, employee training and retention, and consistently high guest satisfaction scores; and

•	less seasonality in operations throughout the year and generally greater operating resilience across economic cycles.

Global Travel Trends

According to the UNWTO, global travel and tourism spending totaled $7.2 trillion in 2015. This figure consists of both domestic spending within a country and foreign inbound spending. The UNWTO further estimates that between 2006 and 2016, global travel and tourism spending grew by a compound annual growth rate of 3.6%. However, growth in global travel and tourism spending is projected to accelerate to a 7.2% compound annual growth rate over the next decade according to the WTTC, outpacing the 6.2% compound annual growth rate projected for the global economy according to Oxford Economics.

According to UNWTO figures, leisure travel and tourism spending in 2015 accounted for 76.6% of total global travel and tourism spending at $3.6 trillion. While leisure travel and tourism growth has lagged business travel growth over the past twenty years when indexed to 1990, the WTTC anticipates that leisure travel and tourism spending will grow more quickly than business travel spending over the next ten years, thus benefitting those destinations with more resort- and/or leisure-oriented lodging options.

Over the next decade, the compound annual growth rate for the leisure segment is projected at 4.2%, compared to a 3.7% compound annual growth rate for the business travel segment. Propelling the leisure segment’s growth is the expected increase in the number of travelers and spending among existing travelers from rapidly growing ranks of affluent Baby Boomers in economically advanced countries and the rising emerging market middle class, which increasingly has access to the global travel and tourism market due to the increase in low-cost airfares, greater disposable income and easier access to credit.

Source: United Nations World Travel Organization; World Travel & Tourism Council, Oxford Economics

Notes: T&T = Travel & Tourism; LS = Left Side/Axis; RS = Right Side/Axis

(1)	All figures shown in current (nominal) U.S. Dollars.
(2)	Travel & Tourism Spend figures in billions; Global Gross Domestic Product figures presented in millions.

Baby Boomers and Millennials Anticipated To Drive Near-Term Growth in Leisure Travel

Aging Baby Boomers will look to travel as they enter their retirement. In the world’s mature economies, primarily the United States and Western Europe, the aging Baby Boomer segment of the population is entering its retirement age, and an increasing number of them will look to travel internationally, with a focus on leisure destinations. Baby Boomers currently account for roughly one-quarter of the population in the United States, and their household income is among the highest in the United States. Baby Boomers are reaching retirement age (65 years old) at the rate of about ten thousand per day according to Pew Research Center. Moreover, these Baby Boomers constitute one of the most affluent U.S. demographic groups, as their relatively high personal net worth combined with their retirement earnings provides a reliable income stream to support their future spending. A similar but even more pronounced phenomenon is occurring in the developed economies of Western Europe, as millions of post-World War II senior citizens, who have a relatively high amount of disposable income due to various annuities, approach retirement.

The Millennial generation is another significant demographic that will positively impact leisure travel. Barron’s estimates that Millennials account for approximately 27% of the U.S. population, with the year 1990 recorded by the U.S. Census Bureau as one of the highest years of births in the United States (estimated 4.2 million births) since 1961 (estimated 4.3 million births). With the oldest Millennials beginning to turn 35, members of this particular generation are entering what is considered their “peak spending ages,” thus becoming a core customer for leisure travel and tourism over the next decade.

Millennials grew up during relatively prosperous economic years and tend to be accustomed to taking leisure trips. According to The Boston Consulting Group, Millennials account for an annual $1.3 trillion of guest spending, constituting approximately 21% of the total. Although Millennials tend to be cost conscious, they are collectively outspending other generational groups according to EY-Global-hospitality-insights-2014. Given their cost-conscious mentality, Millennials are traditionally less brand loyal and accustomed to bundling of services and products with a strong desire for convenience. As such, they are naturally attracted to the all-inclusive segment. Additionally, Millennials tend to have some influence over the spending habits of their (primarily) Baby Boomer parents.

Growing Emerging Market Middle Class Increases Potential Leisure Guests

As the emerging market middle class grows, households in these markets will begin to take more vacations and spend more money on travel and tourism. For the emerging market countries evaluated, the proportion of households in the middle class is projected to increase from less than 5% of the total population in the mid-2000s to nearly 30% by 2025 according to Oxford Economics. In these markets, such increase represents a growth in middle-class households from 28.1 million in 2006 to 199.6 million in 2025 according to Oxford Economics. As members of the emerging market middle class begin to travel internationally in higher numbers, the all-inclusive model is expected to offer an attractive way for them to experience other countries. JLL finds that hoteliers in Mexico and the Caribbean are already seeing an increase in demand from the emerging market middle class, especially those from emerging market economies such as Brazil and Mexico.

The All-Inclusive Resort Model

An evaluation of the all-inclusive model suggests that the segment is poised to capture an increasing share of the expected growth in leisure travel. The all-inclusive model has proven successful with experienced travelers, as well as with those vacationing for the first time. Moreover, in addition to individual leisure travelers, the model is gaining traction among the MICE segment, appealing especially to higher value-added and more leisure oriented MICE segments, such as incentive meetings, product launches and the growing trend of destination weddings. Lastly, by capturing a greater share of a guest’s total vacation spending than European Plan hotels, all-inclusive resorts are often able to take advantage of more predictable operations and greater economies of scale to offer a compelling value proposition for their guests.

All-Inclusive Destination Attributes

Destinations that are conducive to the all-inclusive model have a number of attributes, including:

Year-Round Warm Weather and Attractive Beaches

Year-round warm weather and attractive beaches are among the key attributes for any leisure-focused property, but even more so for all-inclusive resorts, which strive to maintain high occupancies during the entire year.

Sufficient Airlift Originating from Key Source Markets

Airlift is crucial to the success of an all-inclusive destination. One of the strengths of Punta Cana in the Dominican Republic is its ability to provide strong air accessibility from both U.S. cities and several European hubs. Airports must be able to accommodate both commercial and charter planes arranged by tour operators.

Adequate Infrastructure

Infrastructure ranks high as well. Although there are all-inclusive resorts in areas with poor infrastructure, the most successful destinations have strong public infrastructure that facilitates the movement of guests and procurement of supplies as well as reliable utilities.

Low-Cost Labor

Availability of low-cost labor allows all-inclusive resorts to offer value to their guests. In addition to the importance of securing favorable pricing from suppliers, the most successful and popular all-inclusive destinations typically have low-cost labor. In comparison, Bermuda, which has more expensive labor and more restrictive labor laws than Mexico, for instance, has a far lower prevalence of all-inclusive resorts.

Limited Food and Beverage Options in the Immediate Area

Lack of dining options in the local area also support the all-inclusive model. Notwithstanding notable exceptions, such as Cancún, many destinations lend themselves to the all-inclusive model because there are few, if any, other options for local dining and entertainment, as is the case in Punta Cana, for example. Because an all-inclusive resort typically offers much of what guests want, including multiple food and beverage outlets, spa facilities and entertainment, the lack of off-site alternatives in the local area is immaterial.

While the difference between the all-inclusive and European Plan models may at first glance appear to be just the inclusion of food and beverage in the quoted price, the two models actually vary notably in a variety of ways, as summarized in the following table. Many of the differences between the two models are readily discerned by guests and span pricing, product, distribution channels, loyalty programs and market type.

Concept	All-Inclusive	European Plan
Pricing	Quoted rate typically includes: • Lodging • Substantially all food and beverage • Some recreational activities • Taxes • Gratuities “Total cost” is known	Quoted rate typically only includes: • Lodging “Total cost” is unknown
Product	• Larger facilities • Multiple food and beverage outlets, activities and entertainment facilities • Increasingly golf, spa and more	• More limited footprint • Fewer food and beverage outlets
Primary Distribution Channels	• Wholesalers • Tour operators • Brand affiliated websites • Travel agents • Online travel agents	• Brand affiliated websites • Travel agents • Online travel agents

Concept	All-Inclusive	European Plan
Value Drivers	• Drive occupancy • Yield management • Cost control focus • Forecast accuracy • Supply chain relationships and control • Longer booking window	• Drive average daily rate • Revenue focus

Guest Loyalty	Club memberships (guest pays for future discounts)	Frequent guest programs (lodging companies compensate hotel owners)

Market Type	Predominantly resort-oriented locations	Urban or resort locations

Vacation Clubs

An interesting trend within the all-inclusive model that has emerged in recent years is the increasingly popular vacation club. In many respects, this is evidence of greater guest satisfaction, or even a form of guest loyalty program. The vacation club concept borrows from the timeshare model where, in exchange for an upfront fee (which can range from $4,000 to as much as $150,000), the resort property sells the right to use approximately a week’s worth of hotel stays annually to guests for an extended period of time, anywhere from 15 to 30 years. However, rather than enjoying free stays in the near future, in the vacation club model, the membership that is being purchased entitles the hotel guest and his or her family to a discounted hotel rate, which is similar to the rate obtained by wholesalers. As opposed to a timeshare, these club memberships do not call for an annual maintenance quota. This benefits the guest as he or she secures a lower cost vacation at the resort or family of resorts in the future. These resort guests are already familiar with the level of service and know the quality and diversity of amenities they will be able to enjoy. From the operator’s standpoint, in addition to securing an upfront cash payment, the resort gains a loyal guest over the long term, who will be a returning guest, as there is already a vested guest interest. As the base of club members grows, this segment can become a distinct distribution channel that creates greater customer loyalty and repeat business than a wholesaler or an online travel agent.

Attributes of the All-Inclusive Sector Benefit Both Guests and Suppliers

There are several attributes of the all-inclusive sector that provide a “win-win” for the guest and the supplier. For instance, the sector’s typically longer-term booking window is a benefit for guests, as it allows for more time to budget and pay for their vacations, and for the all-inclusive resort operator, as it allows for more accurate forecasting of occupancy and guest mix as guests book and pay for their stays further in advance, which in turn enables more efficient operations.

More broadly speaking, the all-inclusive model features numerous strategies proven to be successful in other industries, such as packaging, bundling, targeted market segmentation and economies of scale. The bundling of services, which increases sales and share of a guest’s total vacation spending, while giving the guest a greater value perception, is common in other industries such as telecommunications, insurance and financial services. Furthermore, a benefit of bundling is opacity in pricing in that the various components, such as hotel room, food and beverage services and entertainment, are not individually distinguishable. As a result, the customer sees a single price per guest, allowing for a total cost certainty.

A newly built or converted all-inclusive resort will typically enjoy a faster ramp-up period than its European Plan counterpart. The distribution channels for all-inclusive resorts-whether wholesalers, tour operators, travel agents, club members or online travel agencies-look for new products and destinations to offer their customers. Likewise, often times more incentivized, they can more easily market a particular new resort to their customer base. This is particularly true when the new property operates under an established all-inclusive brand. This advantage relates to the main difference in distribution channels between the all-inclusive model and the European Plan. Simply stated, all-inclusive resorts partner with intermediaries such as wholesalers, tour operators and travel agents to market complete vacation packages directly to guests.

One phenomenon seen in the all-inclusive model is the wealth effect. Because guests typically purchase a bundle of services at a fixed price, and many times will pay in advance of their vacation, they frequently feel freer to purchase additional products and services once they arrive at the resort. As a result, they purchase a number of goods and services at an additional cost. These additional non-package items (e.g., premium dining and entertainment options) are frequently sold at higher profit margins.

The value proposition and cost certainty of the all-inclusive model frequently make it more resilient during economic downturns. Guests will typically book their vacations weeks, if not months, ahead of their actual travel date, so they can plan accordingly. Moreover, all-inclusive operators have more latitude to reduce pricing, stimulate demand and still achieve greater operating profit than do European Plan resorts. Lastly, all-inclusive operators tend to have strong relationships with travel intermediaries, which makes them more resilient during downturns.

Attribute	Guest Benefit	Supplier/Operator Benefit
All-inclusive price	• Value for money—less expensive than purchasing items à la carte • Total cost certainty • Convenient one-stop shopping • Mitigate exchange rate risk • Less cash needed on trip	• Greater share of total vacation spending • Increased economies of scale

Long booking window	• Ability to budget vacation • Installment payments	• Accurate and reliable planning • Customized operations

Varied product types—more upscale offerings	• Wide selection of products depending on travel characteristics (such as families, couples, weddings, groups, multigenerational)	• Greater segmentation of the market • Reduced seasonal variation • Ability to upsell • Longer trial periods for new products
Contained, controlled and expansive property	• Variety of quality entertainment, amenities and food and beverage options on-site • Enhanced security • Privacy and exclusivity	• More varied packaging (include certain activities) • Lower operating risk

Higher stabilized occupancy levels	• Sustained level of activities offered • Better resort environment	• Economies of scale • Effective yield management • Employee training and retention • Consistency of cash flow

Attribute	Guest Benefit	Supplier/Operator Benefit
Advance payment	• Convenience of “no wallet” • Ease of payment (pay one source; priced up front; frequently can pay in installments) • Positive “moment of truth” at check out	• Less cash handling at resort • Wealth effect leads to more upsell • Greater guest loyalty

Control of supply chain	• Consistent quality	• Quality control • Attractive pricing • Supplier reliability • Human resources and training

All-Inclusive Market Overview

Selected Destinations

The Caribbean and Mexico, which possess many of the attributes of successful all-inclusive destinations, have emerged as prime markets for the all-inclusive model. The Caribbean and Mexico are generally considered the birthplace and epicenter of the contemporary, pure play all-inclusive segment. An aggregate profile of six selected destinations in these regions illustrates the growth in the all-inclusive segment, through new development and conversion of existing European Plan hotels over the past two decades. The table below summarizes these six selected destinations for the year ended December 31, 2015 (except for data for Montego Bay, which is for the year ended December 31, 2014):

	Six Selected All-Inclusive Markets
Market	Number of Hotel Rooms	Hotel Occupancy	Percent Rooms All- Inclusive(1)	International Arrivals
Cancún/Riviera Maya	68,300	79.0%	88%	6,700,000
Los Cabos	12,500	70.0%	72%	1,293,000
Puerto Vallarta	20,900	70.0%	78%	1,208,000
Punta Cana	34,500	82.8%	96%	3,200,000
La Romana	6,800	84.8%	96%	100,300
Montego Bay	6,600	72.3%	95%	1,853,000

Source: JLL, Market participants(2)

(1)	The percentage of all-inclusive rooms is based on institutional quality hotels with over 100 rooms.
(2)	Market participants include: Jamaica Tourist Board and Tourism Information Publishing Site, Mexico Secretaría de Turismo, and Smith Travel Research, among others.

Cancún/Riviera Maya, Mexico

Cancún emerged as a resort destination in the early 1970s when Fonatur, the Mexican Government’s Tourism Development arm, selected this fishing village as the center of its first master planned resort project. Initially, most hotels that ventured into Cancún followed the European Plan model. Nearly all major international brands-Marriott, Starwood, InterContinental Hotels Group and Hilton, among others-were represented. As land became increasingly scarce, many developers were forced to look south towards the Riviera Maya, an 80-mile stretch of coastline that extends to Tulum, home to a cluster of ocean-side Mayan ruins. However, except for the coastal highway offering a direct connection to the airport, this area had little infrastructure to speak of, an attractive setting for all-inclusive resorts. As a result, many of the same Spanish operators that had opened in Punta Cana replicated their all-inclusive model here. Their success was such that Cancún’s hotels, still operating under a European Plan model, began losing market share. A wave of conversions began, forcing many Cancún properties to adopt the all-inclusive model. The culmination of this trend was perhaps the sale of the 426-room Cancún Hilton to IBEROSTAR in 2011. Reportedly, IBEROSTAR renovated the property’s public area, added several food and beverage outlets, and, in one year, improved occupancy by close to 20%. As of June 2016, the combined room inventory of Riviera Maya and Cancún was 88% all-inclusive, making Cancún the most popular all-inclusive resort destination in Mexico.

Los Cabos, Mexico

Los Cabos is located in the southernmost portion of the Baja Peninsula. More specifically, it is bordered by San Jose Los Cabos to the north and Cabo San Lucas 20 miles south, at the very tip of the peninsula. Historically, Cabo San Lucas was known more as an offshore fishing destination, while San Jose Los Cabos provided a more laid back environment. These attributes, in combination with temperate weather from October through June and a modern airport that provides direct access to the west coast of the United States contributed to making Los Cabos Mexico’s highest rated market in terms of RevPAR. During the late 1980s and early 1990s, the destination attracted a number of luxury hotels as well as high end residential developments. As one would expect, the majority of its hotel stock was European Plan. Nevertheless, the destination began attracting all-inclusive resorts. While many of its luxury properties remain European Plan, an estimated 72% of the destination’s room inventory was all-inclusive as of June 2016.

Puerto Vallarta, Mexico

Puerto Vallarta is Mexico’s third largest resort destination and sits on the southern half of Bahia de Banderas, a 100 kilometer bay. During the 1950s, it emerged as a tourist destination attracting a number of North American and Mexican artists. In 1962, the opening of an airport with direct service to Los Angeles, combined a year later with the production of the Night of the Iguana film by John Huston and starring Elizabeth Taylor, helped Puerto Vallarta become an international destination. Since then, tourism has grown exponentially, primarily to the north, in the adjoining state of Nayarit along the bay. As in most destinations in Mexico, Puerto Vallarta has seen a migration from the European Plan to the all-inclusive model. Of its 20,900 rooms, an estimated 78% was all-inclusive as of June 2016, including 1,000 rooms developed by RIU Hotels & Resorts (two hotels) and 830 rooms developed by AMResorts (three hotels). The few new resorts that have been built over the past two years have been all-inclusive.

Punta Cana, Dominican Republic

Punta Cana, at the eastern tip of the Dominican Republic, emerged as a resort destination when a European Plan hotel was built there in the 1970s. A wave of all-inclusive resort development, led primarily by Spanish operators, began when Punta Cana International Airport opened in 1984. The all-inclusive model was attractive for this destination. While it boasted a modern airport that was able to accommodate long haul aircraft from Europe, entertainment and food and beverage offerings outside these resorts were almost non-existent. Low-cost labor was plentiful in the area, and lastly, there were long stretches of Caribbean beaches nearby which provided an alternative to the winter in Europe and the United States. Spanish operators saw this destination as a true alternative for their European guests seeking a value vacation during the winter. Punta Cana is now attracting a significant number of tourists from Latin America, whose winter coincides with Punta Cana’s summer, leading to substantial year-round occupancy levels. As of the end of 2015, Punta Cana boasted over 34,500 hotel rooms, of which 96% are estimated to be operated under the all-inclusive model.

La Romana, Dominican Republic

In some respects, La Romana can be considered a sub-market to Punta Cana (located 50 miles west), particularly now that a new highway connects the two areas. The popularity of La Romana is due in large part to the development of Casa de Campo, a high-end residential development that began in the 1960s as a housing complex for executives of Gulf & Western, which owned a sugar mill nearby. When the owners of Casa de Campo successfully financed the construction of an international airport, the entire area became more easily accessible attracting a number of hotel developers. Again, the all-inclusive model was the natural fit-limited food and beverage and entertainment offerings, a modern airport and miles of beautiful beaches. As of the end of 2015, more than 95% of the resorts in this market were all-inclusive.

Montego Bay, Jamaica

As the anchor of Jamaica’s Northern Coast resorts, Montego Bay has long been considered the emblematic destination of the Caribbean. Montego Bay has all the attributes of a successful all-inclusive destination, including beautiful beaches, an ample supply of low-cost labor and solid air accessibility. In addition, all-inclusive resorts provide an extra layer of safety to guests who may not want to venture outside the hotel. Jamaican-based operators like Sandals and Super Clubs were the first to target the U.S. guest. These companies expanded almost entirely in English-speaking Caribbean islands. However, in 2010, AMResorts, which is considered the first operator to introduce North American guests to Mexico and the Dominican Republic, opened 700 rooms (two resorts) in Montego Bay. Currently, virtually all hotels in Montego Bay offer all-inclusive packages.

All-Inclusive Resorts Have Superior Operating Characteristics

The benefits to both guests and operators translate into a number of key operating advantages that are inherent in the all-inclusive model. One of the key strengths of the all-inclusive model from an investment standpoint is that all-inclusive resorts tend to exhibit higher overall occupancy levels and higher gross operating margins than European Plan resorts. Drivers of all-inclusive resorts’ higher occupancy and profits include:

•	longer average lengths of stay;

•	longer advance booking window;

•	greater control of distribution through vertical integration and/or relationships with travel intermediaries;

•	flexibility in pricing while maintaining profitability;

•	opacity of pricing;

•	greater and more predictable share of total vacation spending; and

•	ability to more accurately plan and manage operations.

Key Factors Contributing to All-Inclusive Resort Model Success

Seasonality

One factor that impacts the success of the all-inclusive resort model is the seasonal variances exhibited by market type. Markets with a fairly stable climate, such as Cancún, Mexico and Punta Cana, Dominican Republic, tend to have higher stabilized occupancy levels and gross operating margins, given that the resorts generally have greater and steadier occupancy rates and thus revenue streams, which help absorb the fixed costs on a more consistent basis and result in higher profitability. On the other hand, in markets with greater seasonal variations, such as the Mediterranean, Los Cabos, Mexico and Guanacaste, Costa Rica, all-inclusive resorts generally experience overall annual occupancy levels that can be 10% to 15% below those of all-inclusive resorts in markets that experience less seasonality. Similarly, all-inclusive resorts in seasonal markets generally tend to garner annualized gross operating margins that are approximately 5% below those of year-round markets.

Length of Stay

Also potentially impacting all-inclusive resorts’ occupancy levels is the average length of stay. Markets such as Los Cabos, Mexico, Cancún, Mexico and Aruba tend to have a shorter lengths of stay than resorts in Punta Cana, Dominican Republic, for instance. The shorter average length of stay patterns are in part defined by the markets’ frequency of airlift and holiday taking patterns of the guest base in the main source markets. While it is not uncommon for an affluent couple from Los Angeles to fly to Los Cabos, Mexico for a three-day weekend, a middle-class family from Germany is more likely to travel to an all-inclusive resort in the Mediterranean for one or two full weeks, as this constitutes the family’s main annual vacation.

Sources of Demand

All-inclusive Resorts benefit from multiple demand generators including leisure tourism, corporate transient and substantial group bookings for meetings, retreats, banquets and weddings.

Another factor impacting the occupancy levels and gross operating margins of all-inclusive resorts is the demand composition measured in terms of domestic versus international guests. Having a higher proportion of international guests generally results in higher average daily rates and higher spending overall. For instance, all-inclusive resorts in Brazil, which accommodate largely domestic demand, tend to exhibit lower occupancy levels than all-inclusive resorts in the Dominican Republic, where an estimated 90% of demand originates from outside of the country.

In summary, the all-inclusive model tends to result in higher occupancies and thus higher gross operating margins, as compared to properties operated under the European Plan model, due to more efficient operations, higher forecast accuracy and greater consistency of cash flow.

In addition, demand has been aided by strong and expanding airlift capacity in many Mexican and Caribbean markets making the resort destinations more accessible to the United States and other international travelers. Many Mexican and Caribbean airports now have non-stop service to Atlanta, Boston, Chicago, Los Angeles, New York City, Orlando and Washington, D.C. The Dominican Republic and Aruba have significantly outpaced other Caribbean destinations in airlift capacity growth since 2003.

Supply

With approximately 63,500 rooms, Cancún’s lodging market, measured in terms of rooms and including all types of hotels, is 1.2% larger than that of Phoenix, Arizona. Punta Cana’s room inventory, meanwhile, falls between that of New Orleans and Oahu Island in size. Comparatively speaking, Puerto Vallarta and Los Cabos combined are about the same size as Punta Cana.

Key Industry Participants

The following table provides a profile of the major participants in the all-inclusive sector.

	Major All-Inclusive Industry Players/Participants
			Global Portfolio/Holdings(1)			Branding		Caribbean/Latin America
								Region
Company name	Headquarters	Year founded	# of properties	Total Room Count	Global presence	# of brands	Overall positioning	Total All-Inclusive Room Count(2)	Presence in key markets(3)
									(rooms)	%(4)
AMResorts	Philadelphia, PA—USA	2001	44	16,500	6 countries	6	Regional; All-Inclusive	16,500	12,600	76%
Barceló Hotels & Resorts(5)	Palma de Mallorca, Spain	1931	102	32,900	18 countries	7	Global	14,500	10,200	70%
Club Méditerranée (Club Med)	Paris, France	1950	61	18,300	24 countries	1	Global; All-Inclusive	3,100	900	29%
Decameron Hotels & Resorts	Bogota, Colombia	1987	27	6,800	10 countries	2	Regional; All-Inclusive	6,200	900	15%

Excellence Group	Mexico	2000	5	1,900	2 countries	3	Regional; All-Inclusive	1,900	900	47%
Grupo IBEROSTAR	Palma de Mallorca, Spain	1930	88	29,100	14 countries	5	Global	11,600	6,500	56%
Group Piñero	Palma de Mallorca, Spain	1995	24	12,900	4 countries	4	Regional	11,100	4,700	42%
Hard Rock Hotels & Resorts (Grupo Chapur)(6)	Cancún, Mexico	2011	4	4,000	2 countries	1	Regional	4,000	4,000	100%
Meliá Hotels International(7)	Palma de Mallorca, Spain	1956	209	64,700	33 countries	7	Global	17,500	5,200	30%
Karisma Hotels & Resorts	Miami, FL—USA	2003	18	3,200	6 countries	7	Regional; All-Inclusive	2,400	2,300	96%
Palace Resorts	Cancún, Mexico	1985	8	4,400	2 countries	3	Regional; All-Inclusive	4,400	3,500	80%
Palladium Hotel Group	Ibiza, Spain	1970	34	11,300	7 countries	7	Regional; All-Inclusive	5,600	5,000	89%
RIU Hotels, S.A.	Palma de Mallorca, Spain	1953	106	42,900	21 countries	4	Global; All- Inclusive	18,500	10,100	55%
Sandals Resorts International	Miami, FL—USA	1981	20	5,500	7 countries	3	Regional; All-Inclusive	5,500	500	9%

Source: Smith Travel Research, JLL, Market participants

(1)	Estimated based on available company information between year-end 2015 and June 2016; figures rounded to the nearest hundred; includes owned and managed properties.
(2)	Reflects total all-inclusive resorts’ room count within the Caribbean and Latin America regions; figures rounded to the nearest hundred; includes owned and managed properties.
(3)	Key markets include: Cancún and Riviera Maya, Mexico; Los Cabos, Mexico; Puerto Vallarta, Mexico; Punta Cana, Dominican Republic; La Romana, Dominican Republic; and Montego Bay, Jamaica.
(4)	Percentage reflects total all-inclusive resorts’ room count in key markets over total all-inclusive resorts’ room count in the Caribbean and Latin America regions.
(5)	Includes Barcelo Group’s acquisition of Occidental Hotels & Resorts’ platform in 2015.
(6)	Portfolio represents only Hard Rock Hotels & Resorts owned and operated by Grupo Chapur (former Palace Resorts).
(7)	Portfolio excludes TRYP by Wyndham properties; camp and mobile home sites; and unbranded apartment complexes featured on a company’s website.

OUR BUSINESS AND RESORTS

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations in Mexico and the Caribbean. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. We own a portfolio consisting of 13 resorts (6,142 rooms) located in Mexico, the Dominican Republic and Jamaica. All-inclusive resorts provide guests with an integrated experience through prepaid packages of room accommodations, food and beverage services and entertainment activities. We believe that our properties are among the finest all-inclusive resorts in the markets they serve. All of our resorts offer guests luxury accommodations, noteworthy architecture, extensive on-site activities and multiple food and beverage options. Our guests also have the opportunity to purchase upgrades from us such as premium rooms, dining experiences, wines and spirits and spa packages. For the year ended December 31, 2015, we generated net income of $9.7 million, total revenue of $408.3 million, Net Package RevPAR of approximately $179 and Adjusted EBITDA of $101.7 million. For the six months ended June 30, 2016, we generated net income of $46.4 million, total revenue of $287.3 million, Net Package RevPAR of approximately $218 and Adjusted EBITDA of $100.3 million. This represents increases from the six months ended June 30, 2015, during which we generated net income of $24.3 million, total revenue of $214.9 million, Net Package RevPAR of approximately $201 and Adjusted EBITDA of $68.0 million.

We believe that our resorts have a competitive advantage due to their location, extensive amenities, scale and guest-friendly design. Our portfolio is comprised of all-inclusive resorts that share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in countries with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further revenues and earnings growth through incremental renovation or repositioning opportunities.

We focus on the all-inclusive resort business because we believe it is a rapidly growing segment of the lodging industry that provides our guests and us with compelling opportunities. Our all-inclusive resorts provide guests with an attractive vacation experience that offers value and a high degree of cost certainty, as compared to traditional resorts, where the costs of discretionary food and beverage services and other amenities can be unpredictable and significant. We believe that the all-inclusive model provides us with more predictable revenue, expenses and occupancy rates as compared to other lodging industry business models because, among other reasons, guests at all-inclusive resorts often book and pay for their stays further in advance than guests at traditional resorts. Since stays are generally booked and paid for in advance, customers are less likely to cancel, which allows us to manage onsite expenses and protect operating margins accordingly. These characteristics of the all-inclusive model allow us to more accurately adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. We also have the opportunity to generate incremental revenue by offering upgrades, premium services and amenities not included in the all-inclusive package. For the year ended December 31, 2015, over 53% of our guests came from the United States. We believe that guests from the United States purchase upgrades, premium services and amenities that are not included in the all-inclusive package more frequently than guests from other markets.

Our portfolio consists of resorts marketed under a number of different all-inclusive brands. Hyatt Ziva, Gran and Dreams are all-ages brands. Hyatt Zilara, THE Royal and Secrets are adults-only brands. We believe that these brands enable us to differentiate our resorts and attract a loyal guest base.

We have a strategic relationship with Hyatt, a global lodging company with widely recognized brands, pursuant to which we jointly developed the standards for the operation of the Hyatt All-Inclusive Resort Brands. We currently are the only Hyatt-approved operator of the Hyatt All-Inclusive Resort Brands and we have rebranded five of our resorts under the Hyatt All-Inclusive Resort Brands since 2013. Pursuant to the Hyatt Strategic Alliance Agreement, we and Hyatt have provided each other a right of first offer through 2018 with respect to development opportunities in Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama. Specifically, if we intend to pursue a resort development opportunity in these countries, we must offer Hyatt the right to enter into a franchise agreement with respect to such resort, and if Hyatt intends to pursue a Hyatt All-Inclusive Resort Brand resort development opportunity in these countries, Hyatt must negotiate in good faith the terms of a management agreement under which we would manage the resort. In addition, if either party is approached by a third party with respect to the management or franchising of an all-inclusive resort in the foregoing areas, and such third party has not identified a manager or franchisor for the resort, the parties have agreed to notify each other and provide an introduction to the third party for the purposes of negotiating a management agreement or franchise agreement, as the case may be. In addition to creating potential future opportunities to expand our business, we believe that our strategic relationship with Hyatt will further establish us as a leader in the all-inclusive resort business by providing our Hyatt All-Inclusive Resort Brand resorts access to Hyatt’s distribution channels and guest base that includes leisure travelers. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders. In pursuit of this goal, we will seek to leverage our senior management team’s operational expertise and experience in acquiring, expanding, renovating, repositioning, rebranding and managing resorts. In addition, upon the completion of this offering, as the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry, we believe that we will be well-positioned to acquire additional all-inclusive resorts and traditional resorts or hotels that we can convert to the all-inclusive model, as we seek to aggregate an increasingly larger portfolio in the highly fragmented all-inclusive segment of the lodging industry.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners, operators, developers and acquirers of all-inclusive resorts:

•	Premier Collection of All-Inclusive Resorts in Highly Desirable Locations. We believe that our portfolio represents a premier collection of all-inclusive resorts. Our resorts, a number of which have received public recognitions for excellence, are located in prime beachfront locations in popular vacation destinations, including Cancún, Playa del Carmen, Puerto Vallarta and Los Cabos in Mexico, Punta Cana in the Dominican Republic and Montego Bay in Jamaica. Guests may conveniently access our resorts from a number of North American and other international gateway markets. Our portfolio has been well-maintained and, in some cases, recently renovated and is in excellent physical condition. Since January 2014, we have made $228.5 million, or approximately $109,200 per room, of development capital improvements at four of our resorts, which included the addition of 362 rooms. Certain of our resorts have received public recognitions for excellence, including the Royal Playa del Carmen, which was named one of TripAdvisor Travelers’ Choice Top 25 All-Inclusive Resorts in the World for 2016, the Hyatt Zilara Cancún, which was ranked twelfth of all hotels in the world by TripAdvisor Travelers’ Choice, and the Hyatt Ziva Cancún, which was awarded AAA Four Diamond status and was named the Best All-Inclusive Resort for 2016 by Destination Wedding & Honeymoons.

•	Recently Renovated Portfolio with Significant Embedded Growth Opportunities. We believe there are significant opportunities within our portfolio to increase revenue and Adjusted EBITDA from the recently completed expansion, renovation, repositioning and rebranding of certain of our resorts. By redeveloping and rebranding our properties and offering additional amenities to our guests, we endeavor to increase both occupancy and Net Package ADR at these properties in order to achieve attractive risk-adjusted returns on our invested capital. For example, in late 2014, we completed the process of expanding, renovating, repositioning and rebranding our Jamaica resort, which was formerly operated as a Ritz-Carlton hotel by the previous owner. The property was rebranded under both the all-ages Hyatt Ziva brand and the adults-only Hyatt Zilara brand. For the six months ended June 30, 2016, our Hyatt Ziva and Hyatt Zilara Rose Hall resort in Jamaica generated net income of $8.0 million and Adjusted EBITDA of $11.7 million. In addition, in late 2015 we completed the expansion and renovation of the resort formerly known as Dreams Cancún, and we rebranded it as Hyatt Ziva Cancún. We also renovated the resort formerly known as Dreams Puerto Vallarta, and rebranded it as Hyatt Ziva Puerto Vallarta. In conjunction with these two rebrandings, we also internalized management and eliminated the management fees that we previously paid to a third-party manager with respect to these resorts. While all three rebranded resorts registered a combined revenue growth of 113.3% in the six months ended June 30, 2016, compared to the corresponding 2015 period, we believe these resorts are still in their ramp-up phase and there is room for future growth in their operational results. We believe that these initiatives, which favorably impacted revenue in 2015 and the six months ended June 30, 2016, will be significant drivers of future growth. We also believe that we can generate earnings growth by internalizing, over time, resort management functions at the five resorts in our portfolio that we currently do not manage. We may also seek additional growth at these and other resorts through targeted, smaller investments where we believe we can achieve attractive risk-adjusted returns on our invested capital. For example, over the last two years, we have converted 128 rooms at Dreams La Romana and 120 rooms at Dreams Palm Beach to the preferred and premium categories, which generated a $25 and $24 increase in Net Package ADR for the rooms that were converted at Dreams La Romana and Dreams Palm Beach, respectively, for the year ended December 31, 2015, as compared to the corresponding period in 2014. These increases in Net Package ADR, and thus incremental revenue, ultimately produced a year-over-year return on investment for these projects of approximately 29%.

•	First Mover Advantage in a Highly Fragmented Industry. We believe that we are well-positioned to pursue acquisitions in the all-inclusive segment of the lodging industry and further establish us as a leading owner and operator of all-inclusive resorts. The all-inclusive resort segment is highly fragmented and includes numerous resorts owned and managed by smaller operators who often lack capital resources to maintain their competitive position. We believe that our management team’s experience with executing and integrating resort acquisitions, track record of renovating, repositioning and rebranding resorts, and relationships with premier all-inclusive resort brands, together with our developed and scalable resort management platform and strong brands, position us to grow our portfolio of all-inclusive resorts through targeted acquisitions. We believe that our ability to offer potential resort sellers the option of receiving our publicly-traded securities (instead of or in combination with cash) may provide us a competitive advantage over private buyers, as such securities can provide sellers potential appreciation from an investment in a diversified portfolio of assets. Our senior management team’s proven track record of sourcing and executing complex acquisitions has helped establish an international network of resort industry contacts, including resort owners, financiers, operators, project managers and contractors. For example, our August 2013 acquisition of Real Resorts included the purchase of four resorts located in Cancún with a total of 1,577 rooms and a resort management company for consideration consisting of cash, debt and our preferred shares.

•	Exclusive Focus on the All-Inclusive Model. We believe the all-inclusive resort model is increasing in popularity as more people come to appreciate the benefits of a vacation experience that offers value and a high degree of cost certainty without sacrificing quality. We also believe that the all-inclusive model provides us with advantages over other lodging business models through relatively higher occupancy predictability and stability, and the ability to more accurately forecast resort utilization levels, which allows us to adjust certain operating costs in pursuit of both guest satisfaction and more efficient operations. Because our guests have pre-purchased their vacation packages, we also have the opportunity to earn incremental revenue if our guests purchase upgrades, premium services and amenities that are not included in the all-inclusive package. For the six months ended June 30, 2016, we generated $38.2 million of this incremental revenue, representing an increase of 34.7% over the comparable period in the prior year.

•	Integrated and Scalable Operating Platform. We believe we have developed a scalable resort management platform designed to improve operating efficiency at the eight resorts we currently manage and enable us to potentially internalize the management of additional resorts we own or may acquire, as well as to proficiently manage hotels owned by third parties. Our integrated platform enables managers of each of our key functions, including sales, marketing and resort management, to observe, analyze, share and respond to trends throughout our portfolio. As a result, we are able to implement management initiatives on a real-time and portfolio-wide basis. Our resort management platform is scalable and designed to allow us to efficiently and effectively operate a robust and diverse portfolio of all-inclusive resorts, including resorts owned by us, resorts we may acquire and resorts owned by third parties that we may manage for a fee in the future.

•	Strategic Relationship with Hyatt to Develop All-Inclusive Resorts. Our strategic relationship with Hyatt, which will own approximately % of our ordinary shares upon the completion of this offering, provides us with a range of benefits, including the right to operate certain of our existing resorts under the Hyatt All-Inclusive Resort Brands and, through 2018, certain rights with respect to the development and management of future Hyatt All-Inclusive Resort Brands resorts in specified countries. The Hyatt Ziva brand is marketed as an all-inclusive resort brand for all-ages and the Hyatt Zilara brand is marketed as an all-inclusive resort brand for adults-only. These brands are currently Hyatt’s primary vehicle for all-inclusive resort growth and demonstrate Hyatt’s commitment to the all-inclusive model. We also have, with respect to our Hyatt All-Inclusive Resort Brand resorts, access to Hyatt’s low cost and high margin distribution channels, such as Hyatt guests using the Hyatt Gold Passport® guest loyalty program (which had in excess of twenty million members as of December 31, 2015), Hyatt’s reservation system and website and Hyatt’s extensive group sales business. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

•	Experienced Leadership with a Proven Track Record. Our senior management team has an average of 28 years of experience in the lodging industry, including significant experience with all-inclusive resorts. Mr. Wardinski, our Chief Executive Officer and owner of approximately % of our ordinary shares upon the completion of this offering, founded our prior parent and previously was the Chief Executive Officer of two lodging companies: Barceló Crestline, an independent hotel owner, lessee and manager; and Crestline Capital Corporation (NYSE: CLJ), a then-NYSE-listed hotel owner, lessee and manager. Mr. Wardinski was also the non-executive chairman of the board of directors of Highland Hospitality Corporation, a then-NYSE-listed owner of upscale full-service, premium limited-service and extended-stay properties. Mr. Wardinski held other leadership roles within the industry including Senior Vice President and Treasurer of Host Marriott Corporation (NYSE: HMT) (now Host Hotels and Resorts (NYSE: HST)), and various roles with Marriott International. Mr. Stadlin, our Chief Operating Officer and Chief Executive Officer of our resort management company, was employed by Marriott International for 33 years and spent 12 years working on Marriott International’s expansion into Latin America. Mr. Harvey, our Chief Financial Officer, has over 22 years of experience in finance and capital markets. Prior to joining us, Mr. Harvey was the Chief Financial Officer of Host Hotels and Resorts and currently serves as Audit Committee Chairman for American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Senior Floating, Ltd. (NASDAQ: ACSF). Mr. Froemming, our Chief Marketing Officer, spent 10 years as the sales and marketing leader of Sandals Resorts International, leading the growth of its two well-known all-inclusive brands, Sandals and Beaches.

Our Business and Growth Strategies

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders by implementing the following business and growth strategies:

•	Selectively Pursue Strategic Growth Opportunities. The all-inclusive segment of the lodging industry is highly fragmented. We believe that we are well positioned to grow our portfolio through acquisitions in the all-inclusive segment of the lodging industry. We believe that our extensive experience in all-inclusive resort operations, brand relationships, acquisition, expansion, renovation, repositioning and rebranding, established and scalable management platform and ability to offer NYSE-listed ordinary shares to potential resort sellers will make us a preferred asset acquirer. We intend to pursue acquisitions, either alone or with partners, of all-inclusive resorts that we believe are undermanaged or inappropriately branded, traditional resorts that can be renovated, repositioned and rebranded as all-inclusive resorts (as illustrated by our renovation, repositioning and rebranding of our Jamaica resort, which was formerly operated as a Ritz-Carlton hotel, under both the Hyatt Ziva and Hyatt Zilara brands that was completed in late 2014) and selected development projects that we believe will generate attractive risk-adjusted returns. We intend to continue to focus on the Latin American and Caribbean markets, where the all-inclusive model is well established, and we also intend to opportunistically pursue acquisitions in Europe and Asia over time. In addition, in an effort to strengthen our portfolio, we may consider selling resorts that we no longer regard as “core” resorts over time and reinvesting the net proceeds from any such sales in resorts that we believe offer greater growth potential or reduce our overall risk.

•	Capitalize on Internal Growth Opportunities. An important element of our strategy is to capitalize on opportunities to seek revenue and earnings growth through our existing portfolio and resort management platform. With respect to our existing portfolio, these opportunities may include resort expansions, renovations, repositionings or rebrandings. For example, in the last three years, we have completed three major expansion, renovation, repositioning and/or rebranding projects at Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Cancún and Hyatt Ziva Puerto Vallarta.

•	Hyatt Ziva and Hyatt Zilara Rose Hall: We acquired the former Ritz-Carlton Golf & Spa Resort, Rose Hall, Jamaica in August 2013 for $66.2 million. As of December 31, 2015, we invested approximately $87.3 million to expand, renovate and reposition this property as an all-inclusive, internally-managed resort that we rebranded under both the all-ages Hyatt Ziva and the adults-only Hyatt Zilara brands. Upon completion of such activities, the resort included an additional 193 luxury suites, 16 food and beverage outlets, a new 50,000 square foot food and beverage village, a renovated lobby and lobby bar and a refurbished spa. We commenced our repositioning activities in November 2013, and we reopened the resort in December 2014, while continuing ongoing renovation activities throughout 2015.

•	Hyatt Ziva Cancún: As of December 31, 2015, we invested approximately $80.8 million to expand the former Dreams Cancún to add 169 rooms and rebrand the resort under the Hyatt Ziva brand as Hyatt Ziva Cancún. In addition, we comprehensively renovated all of the existing rooms, fully renovated the grounds, and added new pools, a spa, food and beverage outlets, and additional public areas. Amenities include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs. We commenced our repositioning activities in May 2014 and completed this project and reopened the resort in the fourth quarter of 2015. We have also internalized the management of this resort.

•	Hyatt Ziva Puerto Vallarta: As of December 31, 2014, we invested approximately $15.9 million to renovate the former Dreams Puerto Vallarta. The scope of renovation included a new lobby and public areas, significant room upgrades, three new food and beverage outlets and a new spa. The property was rebranded as the Hyatt Ziva Puerto Vallarta, and upon completion, amenities included gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs. We commenced repositioning activities in May 2014 and completed this project and reopened the resort in December 2014. We have also internalized the management of this resort.

In addition, we intend to pursue opportunities to capitalize on our scalable and integrated resort management platform and our expertise and experience with managing all-inclusive resorts, by seeking to manage all-inclusive resorts owned by third parties for a fee and to potentially, over time, internalize the management of resorts we own that are currently managed by a third party.

•	Seek Increased Operating Margins by Optimizing Sales Channels. For the year ended December 31, 2015, approximately 66% of our bookings were through wholesale sales channels, compared to 78% for the year ended December 31, 2014. For the six months ended June 30, 2016, approximately 67% of our bookings were through wholesale sales channels, compared to 69% for the six months ended June 30, 2015. We bear the costs of wholesale bookings (i.e., commissions), which are typically higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites.

Our Portfolio

The following table presents an overview of our resorts, each of which we own in its entirety. We manage eight of our resorts, and a third party, AMResorts, manages five of our resorts. No resort in our portfolio contributed more than 12.5% of our total revenue or 16.1% of our Adjusted EBITDA for the six months ended June 30, 2016. The table below is organized by our three geographic business segments: the Yucatán Peninsula, the Pacific Coast and the Caribbean Basin.

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms
Yucatán Peninsula
Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (all-ages)	Playa	1975; 1980; 1986; 2002; 2015	547

Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	2006; 2009; 2013	307

THE Royal Playa del Carmen	Playa del Carmen, Mexico	THE Royal (adults-only)	Playa	2002; 2009	513

Gran Caribe Real	Cancún, Mexico	Gran (all-ages)	Playa	1985; 2009	470

Gran Porto Real	Playa del Carmen, Mexico	Gran (all-ages)	Playa	1996; 2006; 2012	287

Secrets Capri	Riviera Maya, Mexico	Secrets (adults-only)	AMResorts	2003	291

Dreams Puerto Aventuras	Riviera Maya, Mexico	Dreams (all-ages)	AMResorts	1991; 2009	305

Pacific Coast

Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (all-ages)	Playa	2007; 2009; 2015	591

Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (all-ages)	Playa	1969; 1990; 2002; 2009; 2014	335

Caribbean Basin

Dreams La Romana	La Romana, Dominican Republic	Dreams (all-ages)	AMResorts	1997; 2008	756

Dreams Palm Beach	Punta Cana, Dominican Republic	Dreams (all-ages)	AMResorts	1994; 2008	500

Dreams Punta Cana	Punta Cana, Dominican Republic	Dreams (all-ages)	AMResorts	2004	620

Hyatt Ziva and Hyatt Zilara Rose Hall(1)	Montego Bay, Jamaica	Hyatt Ziva (all-ages) and Hyatt Zilara (adults- only)	Playa	2000; 2014	620
Total Rooms					6,142

(1)	Our Jamaica property is treated as a single resort operating under both of the Hyatt All-Inclusive Resort Brands, rather than two separate resorts

Description of our Resorts

Our Resorts in Mexico

Hyatt Ziva Cancún

Hyatt Ziva Cancún is a uniquely located all-ages resort on the Yucatán peninsula at the shore point known as Punta Cancún. The resort received the AAA Four Diamond award for both 2015 and 2016 since opening. The resort is surrounded on three sides by water and offers on-site dolphin adventures and direct access to pristine beaches. Designed by award-winning Mexican architect Ricardo Legorreta, the resort is approximately 15 minutes by car from the Cancún International Airport. The Hyatt Ziva Cancún, after an extensive $80.8 million expansion and renovation, reopened in November 2015. This resort features 547 suites ranging in size from 452 to 2,885 square feet and offers over 10,700 square feet of state-of-the-art meeting and convention space, including a ballroom that can accommodate groups of up to 500 people. The surrounding grounds have been renovated and we added a new pool, spa, food and beverage outlets and additional public areas. Other new amenities include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs.

Hyatt Zilara Cancún

Hyatt Zilara Cancún is an adults-only luxury resort situated in Cancún’s resort zone that was voted the fifth best all-inclusive resort in Mexico and twelfth in the world by TripAdvisor’s Traveler’s Choice Award in 2016. It has also received the AAA Four Diamond Award every year since 2011. This resort, formerly THE Royal Cancún, offers 600 feet of beach frontage and is close to Cancún’s shopping areas and nightlife. It offers swim-up suites and a recently renovated full-service spa. This 307-room resort also offers nine restaurants, seven bars, fitness center, beauty salon, gift shops, tennis court, volleyball, billiards and an Olympic-size ocean-front infinity pool. With 6,781 square feet of meeting space, the resort can accommodate groups of up to 700 people.

THE Royal Playa del Carmen

THE Royal Playa del Carmen is an adults-only luxury resort situated in the Riviera Maya, Playa del Carmen, Mexico that was voted the third best all-inclusive resort in the world by USA Today Travel Readers’ Choice for 2013 and named one of Mexico’s top 10 resorts in Cancún/Yucatán for 2013 by Condé Nast Traveler. It has also received the AAA Four Diamond Award every year since 2011. Additionally, it was named one of Travelers’ Choice top 25 All-Inclusive Resorts in The World by TripAdvisor in 2016. The resort is located near Playa del Carmen’s “Fifth-Avenue,” which is home to nightclubs, retail shops and cafes. The resort is within walking distance from the port which provides ferry services to Cozumel. This 513-room resort offers a fitness center, a full-service spa, tennis court and an Olympic-size pool. The resort offers 500 feet of beach frontage and has ten food and beverage outlets with diverse international themes, and six bars and lounges. With 6,781 square feet of meeting space, the resort can accommodate groups of up to 800 people.

Gran Caribe Real

Gran Caribe Real is an all-ages, Mediterranean-style resort situated in Cancún’s resort zone that received TripAdvisor’s Certificate of Excellence every year since 2012. The resort features 650 feet of beach frontage and is approximately 15 minutes by car from Cancún International Airport. This 470-room resort offers a fitness center with paddle tennis courts, two pools, full-service spa, gift shop and business center. The resort also offers both a children’s club and a teens’ club. Among the offerings for guests are a water park and supervised recreational activities. The resort offers a variety of restaurants with eight food and beverage outlets and eight bars and lounges. With 9,720 square feet of meeting space, the resort can accommodate groups of up to 800 people.

Gran Porto Real

Gran Porto Real is an all-ages resort situated in the Riviera Maya, Playa del Carmen, Mexico, which was named RCI Gold Crown Resort in 2012 and 2013 and has also received TripAdvisor’s Certificate of Excellence every year since 2012. The resort features 650 feet of beach frontage and is approximately 30 minutes by car from Cancún International Airport. It is located near the Mayan Riviera eco-archaeological theme park and Playa del Carmen’s “Fifth-Avenue Shops” and is within walking distance from the port that provides ferry services to Cozumel. This 287-room resort offers a fitness center, full-service spa, two pools, teens’ club, children’s club and wedding gazebo and services. The resort offers eight food and beverage outlets and seven bars and lounges. With 1,755 square feet of meeting space, the resort can accommodate groups of up to 150 people.

Secrets Capri

Secrets Capri is an adults-only luxury resort situated in the Riviera Maya, Playa del Carmen, Mexico, which has been identified twice as one of the top 30 resorts in Cancún/Yucatán by Condé Nast Traveler in 2012 through 2014. It also received TripAdvisor’s Certificate of Excellence in 2015. It features 650 feet of beach frontage and is located five minutes by car from the shops at Playa del Carmen and 35 minutes by car from Cancún International Airport. The 291-room resort offers a fitness center, spa, beauty salon, deep sea fishing, private tennis clinics and a music lounge. The resort has six food and beverage outlets, with diverse international themes, and four bars and lounges. The resort also features complimentary golf at Playa Mujeres Golf Club and Cancún Golf Club at Pok-ta-Pok. With 4,134 square feet of meeting space, the resort can accommodate groups of up to 350 people.

Dreams Puerto Aventuras

Dreams Puerto Aventuras is an all-ages resort located within a gated marina community situated close to Playa del Carmen on the Mexican coast of the Yucatán Peninsula. It received TripAdvisor’s 2014 Travelers’ Choice Award for being one of the top 25 family hotels in Mexico. It also received TripAdvisor’s Certificate of Excellence in 2015. The resort features 800 feet of beach frontage. This 305-room resort offers one of the largest dolphinariums in the Riviera Maya, fitness center, spa and beauty salon, indoor theater, kids club, salt water pool, adults-only pool and jacuzzi. This resort also offers a Gold Palm Certified PADI diving center, galleria market shops at the marina community and a golf course. The resort has six food and beverage outlets, with diverse international themes, and five bars and lounges. With 4,875 square feet of meeting space, the resort can accommodate groups of up to 120 people. The resort also has an indoor theatre that can accommodate groups of up to 250 people.

Hyatt Ziva Los Cabos

Hyatt Ziva Los Cabos, is an all-ages resort located on a peninsula, offering spectacular views of the Sea of Cortez. The resort was recognized with AAA Four Diamond status in 2014. It also received TripAdvisor’s Certificate of Excellence in 2015 and 2016. This all-suite resort features 650 feet of beach frontage and is 20 minutes by car from Los Cabos International Airport. The immediate area features five golf courses in addition to water sports and local dining options. Hyatt Ziva Los Cabos offers 591 suites ranging from a 550 square-foot junior suite to a 1,950 square-foot Presidential Suite. In addition, guests have the option to work with experienced event planners and can choose from customized wedding, honeymoon and spa packages. The resort also offers swim-up suites, a fitness center, a business center, a large theater with live music and family shows, a children’s club, tennis and basketball courts, three outside pools and a full-service spa. It also features eight food and beverage outlets and four bars and lounges. With more than 35,000 square feet of state-of-the-art meeting space, the resort can accommodate groups of up to 1,100 people.

Hyatt Ziva Puerto Vallarta

Hyatt Ziva Puerto Vallarta is an all-ages resort situated in Puerto Vallarta’s exclusive “Golden Zone” and has the only private beach on the coast, offering 1,250 feet of private beach frontage. This resort is located five minutes by car from the colonial town of Puerto Vallarta and received the Gold Magellan Award for Best Overall Resort by Travel Weekly in 2015. It has received the AAA Four Diamond Award and TripAdvisor’s Reader’s Choice Awards every year since 2008 and received Trip Advisor’s Certificate of Excellence in 2015 and 2016. Reopening in December 2014 after an extensive $15.9 million expansion and renovation of the former Dreams, the Hyatt Ziva Puerto Vallarta features a new lobby and public areas, significant room upgrades, three new food and beverage outlets and a new upscale spa. The resort has 335 rooms ranging in size from 473 to 2,389 square feet. Other new amenities include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who organize upgrades that are responsive to a guest’s needs. The resort offers state-of-the-art business facilities, with available meeting and convention space exceeding 9,900 square feet that can accommodate groups of up to 900 people.

Our Resorts in the Dominican Republic

Dreams La Romana

Dreams La Romana is an all-ages resort in the Dominican Republic that received the TripAdvisor’s Certificate of Excellence in 2015 and the coveted Caribbean Gold Coast Award in 2012. Offering 1,500 feet of beach frontage, it is located near attractions such as Altos de Chavon, Saona, Catalina Islands and shopping. This 756-room resort offers views of the Caribbean Sea from all rooms, a casino, a spa, an infinity pool, a fitness center, a theater, a PADI diving center, a kids club and a teens’ club. This resort also offers three golf courses designed by the architect Pete B. Dye. The resort has ten food and beverage outlets, with diverse international themes, and seven bars and lounges. With the only convention center in Bayahibe, La Romana-Dominican Republic, featuring 11,072 square feet of meeting space, this resort can accommodate groups of up to 975 people.

Our prior parent acquired Dreams La Romana, formerly the Sunscape Casa del Mar, in 2007 for $90 million, or approximately $120,000 per room. Following the acquisition, we invested $23.0 million, or $31,000 per room, to rebrand the property as Dreams La Romana and made substantial additions and improvements to amenities, which included the addition of a convention center. Following an eight-month renovation in 2008, Net Package RevPAR increased from $85 in 2009 to $112 in 2013, an increase of 32.2%.

Dreams Palm Beach

Dreams Palm Beach is an all-ages resort situated in Punta Cana, Dominican Republic that received the Silver Badge for the 2014 U.S. News & World Report Best Hotels Award and won the TripAdvisor’s Travelers’ Choice Award in 2014. It has also received the AAA Four Diamond Award from 2012 through 2015. This resort features 650 feet of beach frontage and is located 20 minutes by car from Punta Cana International Airport. This 500-room resort offers three outdoor pools, a renovated spa, a casino, horseback riding, children’s club, teens’ club, an indoor theater and a music lounge. It also offers access to two golf courses that are 15 minutes by car from the resort. The resort has seven food and beverage outlets, with diverse international themes, and five bars and lounges. With 7,856 square feet of meeting space, the resort can accommodate groups of up to 760 people.

Our prior parent acquired Dreams Palm Beach, formerly the Allegro Punta Cana, in 2007 for $52 million, or $104,000 per room. Following the acquisition, we invested $30 million, or $60,000 per room, to rebrand the property as Dreams Palm Beach and expand, renovate and reposition the resort, including expansion of the lobby and addition of a casino, convention center, restaurant and bars. We also renovated the existing building, public areas and all of the rooms. Following a six-month renovation in 2008, Net Package RevPAR increased from $98 in 2009 to $131 in 2013, an increase of 33.8%.

Dreams Punta Cana

Dreams Punta Cana is an all-ages resort situated on Uvero Alto on the northeast coast of the Dominican Republic. This resort received a Certificate of Excellence from TripAdvisor in 2015 as well as four AAA Four Diamond Awards in 2012 through 2015. It features 650 feet of beach frontage. This 620-room resort offers a free-form pool, night club, oceanfront bars, kids club, teens’ club, spa, fitness center, indoor theater, shopping galleria and supervised daily children’s activities. It also offers a PADI diving center, casino, horseback riding and a large meeting space for group activities. The resort has six food and beverage outlets, with diverse international themes, and ten bars and lounges. With 4,133 square feet of meeting space, the resort can accommodate groups of up to 300 people.

Our Resort in Jamaica

Hyatt Ziva and Hyatt Zilara Rose Hall

Our Jamaica resort, which was formerly operated as a Ritz-Carlton hotel by the previous owner, recently underwent a $87.3 million expansion, renovation and rebranding under the Hyatt Ziva and Hyatt Zilara brands. In connection with this major capital project, the resort added 193 luxury suites, increased its food and beverage offerings and renovated its lobby, lobby bar and spa. The resort has 16 food and beverage outlets, with diverse international themes, including a new 50,000 square foot food and beverage village, a roof lounge, a wedding sky lounge and a terrace bar. This resort also features 18,286 square feet of meeting space that can accommodate up to 1,540 people.

Hyatt Zilara Rose Hall is a AAA Four Diamond Resort catering to adults-only and was recognized in 2015 by Caribbean Journal as one of the top 13 all-inclusive resorts in the Caribbean. The resort also received the Magellan Gold Grand Opening Award from Travel Weekly in 2016. Reopened in 2014, Hyatt Zilara Rose Hall features its own upscale dining and lounges, offering premium branded beverages. Located on the western edge of the estate, this adults-only resort has 234 guest suites, including 30 swim-up suites. Guests of Hyatt Zilara Rose Hall can enjoy adult-oriented amenities, including four chic and contemporary private pools, a pool bar and restaurant surrounded by chaise lounges and Bali Beds, a dedicated spa and fitness center, as well as a private beach.

Hyatt Ziva Rose Hall is a AAA Four Diamond Resort catering to guests of all ages and was recognized in 2015 by Caribbean Journal as one of the top 13 all-inclusive resorts in the Caribbean. The resort also was recognized with TripAdvisor’s Certificate of Excellence in 2016. The resort includes a village where the entire family can engage in activities and shopping. Reopened in 2014, the resort’s 386 suites, including 28 newly created premium swim-up suites, feature oversized terraces with garden and ocean views. The resort offers guests eight pools, featuring five swim-up pools and three whirlpools, with upscale lounge seating and a swim-up bar with personalized service provided by the pool butler. Hyatt Ziva Rose Hall has its own spa and fitness center.

Our Hyatt Resort Agreements

The Hyatt franchise agreements grant to each of us and any third party owner for whom we serve as hotel operator (each a “Resort Owner”) the right, and such Resort Owner undertakes the obligation, to use Hyatt’s hotel system and system standards to build or convert and operate the resort subject to the agreement. Each franchise agreement between Hyatt and such Resort Owner has an initial 15-year term and Hyatt has two options to extend the term for an additional term of five years each or 10 years in the aggregate. Hyatt provides initial and ongoing training and guidance, marketing assistance, and other assistance to each Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Hyatt reviews and approves the initial design and related elements of the resort. Hyatt also arranges for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to the resort’s development and operation. In return, each Resort Owner agrees to operate the resort according to Hyatt’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Hyatt’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems. In addition to the Hyatt franchise agreement, each Hyatt franchise Resort Owner enters into additional agreements with Hyatt pertaining to the development and operation of such new Hyatt All-Inclusive Resort Brands resort, including a trademark sublicense agreement, a Hyatt Gold Passport® guest loyalty program agreement, a chain marketing services agreement, and a reservations agreement.

Although the Hyatt All-Inclusive Resort Brands are relatively new brands, we believe that our knowledge of and experience with all-inclusive resorts in the countries covered by the Hyatt franchise agreements mitigate the risks of working with these brands. In addition, we continue to work with Hyatt to jointly improve all aspects of the brand system and standards for the Hyatt All-Inclusive Resort Brands. Hyatt owns the intellectual property rights relating to the Hyatt All-Inclusive Resort Brands, but we will have rights to use certain innovations that Hyatt and we jointly developed for the Hyatt All-Inclusive Resort Brands.

For more detailed information regarding our Formation Transactions and the terms of the Strategic Alliance Agreement and the Hyatt Resort Agreements, including the benefits to related parties, see “Certain Relationships and Related Party Transactions—Formation Transactions” and “Certain Relationships and Related Party Transactions—Hyatt Agreements.”

The Hyatt Strategic Alliance Agreement

We have entered into The Hyatt Strategic Alliance Agreement with Hyatt pursuant to which we and Hyatt have provided each other a right of first offer with respect to development opportunities in Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama (the “Market Area”). If we intend to pursue a resort development opportunity in the Market Area, we must offer Hyatt the right to enter into a franchise agreement with respect to such resort. If Hyatt intends to pursue a Hyatt All-Inclusive Resort Brand resort development opportunity in the Market Area, it must negotiate in good faith the terms of a management agreement under which we would manage such Hyatt All-Inclusive Resort Brand resort. In addition, if either party is approached by a third party with respect to the management or franchising of an all-inclusive resort in the Market Area, and such third party has not identified a manager or franchisor for the resort, the parties have agreed to notify each other and provide an introduction to the third party for the purposes of negotiating a management agreement or franchise agreement, as the case may be. The Hyatt Strategic Alliance Agreement will expire on December 31, 2018 unless extended by each party.

AMResorts Management Agreements

Five of our resorts (Dreams Puerto Aventuras, Secrets Capri, Dreams Punta Cana, Dreams La Romana and Dreams Palm Beach) are operated by AMResorts pursuant to long-term management agreements that contain customary terms and conditions, including those related to fees, termination conditions, capital expenditures, transfers of control of parties or transfers of ownership to competitors, sales of the hotels, and non-competition and non-solicitation. We pay AMResorts and its affiliates, as operators of these resorts, base management fees and incentive management fees. In addition, we reimburse the operators for some of the costs they incur in the provision of certain centralized services. We expect that these resorts will continue to be operated by AMResorts until the expiration of all such agreements in 2022. However, we have the right to terminate the management agreement related to Dreams La Romana resort, subject to certain conditions (including a termination fee if terminated prior to December 2017), and we may choose to do so in order to rebrand the resort and internalize its management. We may also choose to opportunistically sell one or more of these resorts and redeploy the proceeds from any such sales, subject to certain restrictions under our Senior Secured Credit Facility and the Indenture. See “Description of Certain Indebtedness—Senior Secured Credit Facility” and “Description of Certain Indebtedness—Senior Notes due 2020.”

Vacation Package Distribution Channels and Sales and Reservations

Our experienced sales and marketing team uses a strategic sales and marketing program across a variety of distribution channels through which our all-inclusive vacation packages are sold. Key components of this sales and marketing program include:

•	Targeting the primary tour operators and the wholesale market for transient business with a scalable program that supports shoulder and lower rate seasons while seeking to maximize revenue during high season, which also includes:

•	Engaging in cooperative marketing programs with leading travel industry participants;

•	Participating in travel agent promotions and awareness campaigns in coordination with tour operator campaigns, as well as independent of tour operators; and

•	Utilizing online travel leaders, such as Expedia and Booking.com, to supplement sales during shoulder and lower rate seasons;

•	Developing programs aimed at targeting consumers directly through:

•	Our website;

•	The Hyatt website, and toll free reservation telephone numbers, with respect to our Hyatt All-Inclusive Resort Brand resorts;

•	The Hyatt Gold Passport® guest loyalty program, with respect to our Hyatt All-Inclusive Resort Brand resorts; and

•	Our toll free reservation system that provides a comprehensive view of inventory in real time, based on demand;

•	Targeting group and incentive markets to seek and grow a strong base of corporate and event business utilizing our group sales team and fostering leads developed in conjunction with Hyatt’s group sales function;

•	Highlighting destination wedding and honeymoon programs by utilizing specialist sales agents for this growing resort category;

•	Participating in key industry trade shows targeted to the travel agent and wholesale market;

•	Engaging in online and social media, including:

•	Search engine optimization;

•	Targeted online and bounce-back advertising;

•	Social media presence via sites such as Facebook, Twitter, Instagram and Pinterest; and

•	Flash sales and special offers for high need periods;

•	Monitoring and managing TripAdvisor and other similar consumer sites; and

•	Activating a targeted public relations plan to generate media attention—both traditional and new media including travel bloggers who focus on vacation travel to Mexico and the Caribbean.

We are seeking to grow a base of business through our group and incentive sales team, as well as destination wedding business. We seek to support this base through tour operators that can help generate sales during shoulder and lower rate seasons. We also seek luxury transient business to provide high rate business during peak seasons, such as winter and spring holidays, while “bargain hunters” can be targeted through social media for last minute high need periods. This multi-pronged strategy is designed to increase Net Package RevPAR as well as generate strong occupancy through all of the resort seasons.

Regulation

General

Our resorts are subject to various laws, ordinances and regulations, including licensing and permitting requirements and regulations relating to common areas and fire and safety requirements. We believe that we are in material compliance with all applicable governmental regulations.

Law and Regulation of Mexico

Our business in Mexico is regulated by numerous regulatory bodies. As Mexico is a Federation, there are federal and local regulations that may apply to the various entities owning the Mexican resorts in our portfolio, depending on the state and municipality where such resort is located. Federal regulation generally applies with respect to operational, tax, labor, environmental and other matters.

In addition to federal regulation of our business, each of our resorts is subject to Mexican local and municipal regulations that govern matters such as real property, public registry of property, encumbrances, cadaster (land registry), real property tax, use of soil, construction licenses, potable water and sewage, waste recollection, waste disposal, operation licenses, sanitary licenses, liquor licenses, civil protection and other matters.

Law and Regulation of the Dominican Republic

Our business in the Dominican Republic is regulated by the Ministry of Tourism (Ministerio de Turismo), which issues hotel operation permits. Licenses for the sale of alcoholic beverages are issued by the Ministry of Police and Internal Affairs (Ministerio de Interior y Policía), and the Ministry of Public Health (Ministerio de Salud Pública) performs health inspections, as part of the process that the Ministry of Tourism carries out when issuing the operation license.

Additionally, entities that are incorporated under Dominican Republic Law or have a registered office in the Dominican Republic are required to comply with fiscal obligations before the tax authorities in the Dominican Republic.

Law and Regulation of Jamaica

Our business in Jamaica is governed by a number of regulatory bodies and prescribed regulations that regulate the lodging industry in Jamaica. The provision of hotel accommodation and all tourism enterprises, including for example, water sport activity, are regulated under the Tourist Board Act, a law passed by the Ministry of Justice to establish a Tourist Board charged with the duty of developing the tourist industry of Jamaica and promoting its efficiency (the “Tourist Board Act”). The Tourist Board Act requires the grant of a license, which is generally renewable annually, and requires a fire certification in order to obtain.

All hotel operations carrying on business in Jamaica also require a number of environmental approvals, such as permits and licenses, the lack of which could result in the hotel operation being ordered closed and criminal prosecution of the directors and/or managers of the hotel, including fines and, in some instances, imprisonment. The hotel operation of our Jamaican property involves various facilities that are subject to environmental regulation, such as the operation of a hotel, a sewage treatment plant, a water treatment plant and a power plant, each of which requires its own environmental approval. Our Jamaica resort is located adjacent to a beach and use of the foreshore or the floor of the sea in connection with any business or trade or for any other purpose (whether or not similar to the foregoing) requires a license from Jamaica’s National Environment and Planning Agency/Natural Resources Conservation Authority under the Beach Control Act, an act passed by the Ministry of Justice to establish a Beach Control Authority for the purpose of controlling and regulating the use of the floor of the sea and the overlying water and the foreshore and beaches of Jamaica. Our Jamaica resort also offers spa facilities and laundry facilities, which are considered to be factories under the laws of Jamaica and require registration, and are subject to regulation as such under the Factories Act.

In Jamaica, public health issues are regulated under the Public Health Act, an act passed by the Ministry of Justice to promote the public health and prevent the spread of epidemic disease (the “Public Health Act”). The Public Health Act seeks to impose minimum operational health standards to be met for pools, tourist establishments, construction or renovation of tourist accommodation and beauty salons. The St. James Health Department seeks to regulate these matters under the Public Health Act and is responsible for the issuing and regulating of relevant public health certificates and food handling permits.

Under the Hotel Incentives Act, which was passed by the Ministry of Justice to provide convention hotels with 350 or more rooms with relief from certain taxes and customs duties (the “Hotel Incentives Act”), eligible hotels are entitled to income tax and import duty relief for up to 15 years if they have filed an application and have been approved. The benefits granted under the Hotels Incentives Act may be enjoyed by (i) the owner or tenant of the premises, whether or not it is also the operator or is entitled to receive any profits arising from the operation of the hotel, and (ii) a company that, while not the owner or tenant of the premises, operates it in accordance with an agreement between itself and the owner or tenant and certified by the relevant minister as acceptable for the purposes of the Hotel Incentives Act. Our Jamaica resort has been recognized as a convention hotel under the Hotel Incentives Act, and it has been approved for income tax and import duty relief for 10 years. We have applied to the Ministry of Justice for an extension of our income tax and import duty relief to a total of 15 years.

Environmental Matters

Our resorts are subject to various international, national, regional and local environmental, health and safety regulatory requirements that address a wide variety of issues, including those that impose liability for contamination at our resorts, and those regulating the use and disposal of hazardous regulated substances and wastes. Our resorts may incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

As of 1988, Mexican environmental laws were amended in order to establish that, among other things, any new hotel construction and certain renovations require the preparation of an MIA in order to obtain an Environmental Impact Authorization (Resolutivo de Impacto Ambiental). Furthermore, since 2003 depending on each specific project, an ETJ is required to obtain an Authorization to Change the Use of Soil of Forestal Land (Autorización de Cambio de Uso de Suelo en Terrenos Forestales).

With respect to Real Resorts:

(i)	Two of the acquired resorts, Gran Caribe Real and Hyatt Zilara Cancún, were built prior to implementation of the MIA in 1988 and, therefore, required no such authorization. However, certain renovations to these resorts were carried out after 1988 without an MIA because the then-owner determined that no authorization was needed pursuant to an exception in the Mexican law. We can give no assurance that Mexican authorities will have the same interpretation of the applicability of the exception as the prior owner.

(ii)	The remaining two resorts, Royal Playa del Carmen and Gran Porto Real, were constructed after 1988 without the required MIA and ETJ authorizations. Notwithstanding the foregoing, those resorts were operated by the prior owner, and since our acquisition have been operated by us, with no interference in the normal course of business.

The consequences of failing to obtain an MIA and/or ETJ, as applicable, could result in fines of up to approximately $300,000, obligations to perform remediation/restoration activities and contribute to environmental trusts, and/or, in the case of a severe violation, a partial or total closing or a demolition of the relevant resort. Although we are not aware of closings or demolitions due to the failure to obtain the MIA and/or ETJ, no assurance can be given that such action will not be taken in the future.

Insurance

Our resorts carry what we believe are appropriate levels of insurance coverage for a business operating in the lodging industry in Mexico, the Dominican Republic and Jamaica. This insurance includes coverage for general liability, property, workers’ compensation and other risks with respect to our business and business interruption coverage.

This general liability insurance provides coverage for any claim, including terrorism, resulting from our operations, goods and services and vehicles. We believe these insurance policies are adequate for foreseeable losses and on terms and conditions that are reasonable and customary with solvent insurance carriers.

Competition

We face intense competition for guests from other participants in the all-inclusive segment of the lodging industry and, to a lesser extent, from traditional hotels and resorts that are not all-inclusive. The all-inclusive segment remains a relatively small part of the broadly defined global vacation market that has historically been dominated by hotels and resorts that are not all-inclusive. Our principal competitors include other operators of all-inclusive resorts and resort companies, such as Barceló Hotels & Resorts, RIU Hotels & Resorts, IBEROSTAR Hotels & Resorts, Karisma Hotels & Resorts, AMResorts, Meliá Hotels International, Excellence Resorts and Palace Resorts, as well as some smaller, independent and local owners and operators. We compete for guests based primarily on brand name recognition and reputation, location, guest satisfaction, room rates, quality of service, amenities and quality of accommodations. In addition, we also compete for guests based on the ability of members of the Hyatt Gold Passport® guest loyalty program to earn and redeem loyalty program points at our Hyatt All-Inclusive Resort Brand resorts. We believe that our strategic relationship with Hyatt provides us with a significant competitive advantage, with respect to our Hyatt All-Inclusive Resort Brand resorts, through Hyatt’s brand name recognition, as well as through Hyatt’s global loyalty program, distribution channels and other features.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.

Cyclicality

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus Package RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Further, many of the costs of running a resort are fixed rather than variable. As a result, in an environment of declining revenues the rate of decline in earnings is likely to be higher than the rate of decline in revenues.

Intellectual Property

We own or have rights to use the trademarks, service marks or trade names that we use in conjunction with the operation of our business, including certain of Hyatt’s intellectual property under the Hyatt Resort Agreements. In the highly competitive lodging industry in which we operate, trademarks, service marks, trade names and logos are very important to the success of our business.

Corporate Information

Playa Hotels & Resorts N.V. is organized as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands. Our registered office in the Netherlands is located at Prins Bernhardplein 200, 1097 JB Amsterdam. Our telephone number at that address is +31 20 521 47 77. We maintain a website at www.playaresorts.com, which includes additional contact information. The information on our website is not incorporated by reference into, and does not constitute a part of, this prospectus or the registration statement of which this prospectus is a part.

Employees

As of June 30, 2016, we directly and indirectly employed approximately 9,466 employees worldwide at our corporate offices and on-site at our resorts. We believe our relations with our employees are good. Of this amount, we estimate that 5,191 of these employees are represented by labor unions.

Legal Proceedings

Except as noted below, we are not involved in any material litigation or regulatory proceeding nor, to our knowledge, is any material litigation or regulatory proceeding threatened against us.

The Mexican tax authorities issued an assessment denominated in Mexican Pesos to one of our Mexican subsidiaries, which was valued at approximately $8.9 million as of June 30, 2016. In February 2014, we filed an appeal before the tax authorities, which was denied on May 26, 2014. On June 11, 2014, we arranged for the posting of a tax surety bond issued by a surety company in the amount of approximately $8.9 million, which guarantees the payment of the claimed taxes and other charges (and suspends collection of such amounts by the tax authorities) while our further appeal to the tax court is resolved. To secure reimbursement of any amounts that may be paid by the surety company to the tax authorities in connection with the surety bond, we provided cash collateral to the surety company in the amount of approximately $6.4 million. On August 15, 2014, we filed an appeal of the assessment with the tax court and continue to await notification of the outcome.

MANAGEMENT

General

Below is a summary of information concerning our Board and senior management, as well as a brief summary of certain significant provisions of Dutch corporate law, our articles of association and our Board rules that will be in effect upon the completion of this offering.

Our Board

The following table sets forth certain information with respect to our directors. The business address of our directors is our registered office address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Upon the completion of this offering, our Board will be composed of the members listed below, all of whom our Board has affirmatively determined are independent under applicable NYSE rules, except Mr. Wardinski, our Chairman and Chief Executive Officer. In addition, under the independence rules of the DCGC, three of the seven non-executive directors will be independent: Mr. Jones, Ms. Lieberman and Mr. Sarukhan, See “Description of Share Capital—Dutch Corporate Governance Code.”1

Name	Age	Position
Bruce D. Wardinski	56	Director, Chairman and Chief Executive Officer
H. Charles Floyd	56	Director
Stephen G. Haggerty	48	Director
Daniel J. Hirsch	42	Director
Hal Stanley Jones	63	Director
Elizabeth Lieberman	66	Director Nominee
Stephen L. Millham	48	Director
Arturo Sarukhan	52	Director Nominee

A brief biography of each director and director nominee is set forth below:

Bruce D. Wardinski has served as our Chief Executive Officer and a director since August 2013 and previously served on the board of directors of our prior parent. In 2006, Mr. Wardinski founded our prior parent and served as its Chief Executive Officer and Chairman of its board of directors from May 2006 to August 2013. From June 2002 to December 2010, Mr. Wardinski served as Chief Executive Officer of Barceló Crestline and served as founding chairman of our Board. From 1998 to 2002, Mr. Wardinski was Chairman, President and Chief Executive Officer of Crestline Capital Corporation (NYSE: CLJ). Mr. Wardinski served as a member of the Executive Commission of Barceló Corporación Empresarial of Palma de Mallorca, Spain from 2004 to 2010. Mr. Wardinski was Senior Vice President and Treasurer of Host Marriott Corporation (NYSE: HMT), a hotel asset management company, from 1996 to 1998. Before this appointment, he served in various other capacities with Host Marriott and Marriott Corporation from 1987 to 1996. In 2003, Mr. Wardinski formed Highland Hospitality Corporation (NYSE: HIH), where he served as Chairman of its board of directors until the sale of the company in 2007. Prior to joining Host Marriott and Marriott Corporation, Mr. Wardinski worked for Price Waterhouse (now PricewaterhouseCoopers) in Washington D.C., and Goodyear International in Caracas, Venezuela. Mr. Wardinski graduated with honors from the University of Virginia with a Bachelor of Science in Commerce and from the Wharton School of Business with an MBA in Finance. Mr. Wardinski was a founding member and currently serves as Chairman of the ServiceSource Foundation, a not-for-profit advocacy group representing people with disabilities. In addition, Mr. Wardinski serves on the boards of directors of DiamondRock Hospitality (NYSE: DRH), the Wolf Trap Foundation for the Performing Arts and the George Mason University Foundation, Inc. Mr. Wardinski’s significant expertise in the lodging industry and his role as our Chief Executive Officer led us to conclude that he should serve on our Board.

[1]	Upon completion of our initial public offering, either Mr. Floyd or Mr. Haggerty will resign from his position as a Director of our Board.

H. Charles Floyd has served as a director since February 2016. Mr. Floyd was appointed to our Board by the binding nomination of Hyatt pursuant to the terms of the Investors Agreement. Mr. Floyd was appointed Global President of Operations of Hyatt in August 2014. In this role, Mr. Floyd leads and develops Hyatt’s shared operation services organization known as the Global Operations Center and is responsible for the successful operation of Hyatt’s hotels globally. Mr. Floyd is also responsible for ensuring operating efficiency in the roll-out of new innovations, unifying Hyatt’s global operations, and overseeing the Hyatt’s information technology resources, worldwide sales organization and call centers. Prior to his current role, Mr. Floyd was Executive Vice President, Group President-Global Operations Center at Hyatt. From January 2006 through September 2012, Mr. Floyd served as Chief Operating Officer-North America at Hyatt. In that role, he was responsible for the management of Hyatt’s full service hotels and resorts as well as the Hyatt Place and Hyatt House brands in the United States, Canada and Caribbean. In addition, he oversaw Hyatt Residential Group, Inc. (formerly Hyatt Vacation Ownership, Inc.) and the Franchise Owner Relations Group, which supported both full service and select service and extended stay franchisees. He also oversaw various corporate functions for North America, including sales, human resources, product and design, rooms, food and beverage and engineering. Since joining Hyatt in 1981, Mr. Floyd has served in a number of other senior positions, including Executive Vice President-North America Operations and Senior Vice President of Sales, as well as various managing director and general manager roles. Mr. Floyd holds a Bachelor of Arts degree from Florida State University and an MBA from Kellogg School of Management at Northwestern University. Mr. Floyd’s extensive experience managing multiple operations within a large multinational hospitality corporation led us to conclude that he should serve on our Board.

Stephen G. Haggerty has served as a director since 2013. Mr. Haggerty was appointed to our Board by the binding nomination of Hyatt pursuant to the terms of the Investors Agreement. Mr. Haggerty has served as the Global Head of Capital Strategy, Franchising and Select Service of Hyatt since August 2014. Mr. Haggerty is responsible for implementing Hyatt’s overall capital and franchising strategy and overseeing Hyatt’s select service business. Prior to assuming his current role, Mr. Haggerty was the Executive Vice President and Global Head of Real Estate and Capital Strategy for Hyatt from October 2012. In this role, Mr. Haggerty was responsible for implementing Hyatt’s overall capital strategy, mergers and acquisitions and related transactional activity, hotel and joint venture asset management, project management, and strategic oversight and transactional support to Hyatt’s development professionals around the world. He joined Hyatt in 2007 as Global Head-Real Estate and Development, where he was responsible for Hyatt’s global development, including global feasibility and development finance, corporate transactions, and global asset management. Prior to joining Hyatt, Mr. Haggerty spent 13 years serving in several positions of increasing responsibility with Marriott International, a NASDAQ-listed hotel operator, franchisor and licensor (NASDAQ: MAR), most recently in London as Senior Vice President, International Project Finance and Asset Management for Europe, Africa and the Middle East from 2005 to 2007. Prior to this position, Mr. Haggerty served as Marriott’s Senior Vice President of Global Asset Management and Development Finance and previously lived in Asia for nine years holding a variety of roles relating to development at Marriott. Mr. Haggerty holds a Bachelor of Science degree from Cornell University’s School of Hotel Administration. Mr. Haggerty’s extensive experience, in particular in strategic planning and asset management, in the lodging industry led us to conclude that he should serve on our Board.

Daniel J. Hirsch has served as a director since 2013 and previously served on the board of directors of our prior parent from June 2011 to August 2013. Mr. Hirsch was appointed to our Board by the binding nomination of Farallon pursuant to the terms of the Investors Agreement. Mr. Hirsch joined Farallon Partners, L.L.C. (“FP”) and FCM in 2003, was a Managing Director from 2007 to 2009, and has been a Managing Member, Real Estate, since 2009. Previously, Mr. Hirsch worked as an associate in the San Francisco office of the law firm Covington & Burling. In addition, Mr. Hirsch serves on the boards of Cabana Investors B.V., Coöperatieve Cabana U.A. and Tedi Discount Tekstil Magazacilik Anomin Sirketi. Mr. Hirsch graduated from Yale Law School with a J.D., and Summa Cum Laude with a Bachelor of Arts in Law Jurisprudence and Social Thought from Amherst College. Mr. Hirsch’s investment management experience led us to conclude that he should serve on our Board.

Hal Stanley Jones has served as a director since 2013. Mr. Jones currently serves as Chief Financial Officer of Graham Holdings Company (NYSE: GHC), a diversified education and media company. From 1989 until 2013, Mr. Jones worked in various capacities at The Washington Post Company (NYSE: WPO), an American daily newspaper, the most widely circulated newspaper published in Washington, D.C. From January 2009 to September 2013, he served as the Senior Vice President-Finance and Chief Financial Officer. From January 2008 to December 2009 he served as the President and Chief Executive Officer of Kaplan Professional, a subsidiary of The Washington Post Company. From 2003 to 2006 he served as the Chief Operating Officer of Kaplan International, a subsidiary of The Washington Post Company. Prior to joining The Washington Post Company, Mr. Jones worked for Price Waterhouse (now PricewaterhouseCoopers) from 1977 to 1988. Mr. Jones received a Bachelor of Arts in Political Science from the University of Washington and an MBA in Finance from the University of Chicago Graduate School of Business. Mr. Jones’ experience as the chief financial officer of a public company led us to conclude that he should serve on our Board.

Elizabeth Lieberman has been nominated to serve as a director. Ms. Lieberman has an extensive background in the hospitality industry, and served as Senior Vice President, Corporate Secretary and General Counsel of Crestline Hotels & Resorts, Inc. (“Crestline Hotels”) and Barceló Crestline from 2004 until retiring in 2006. She provided consulting services to Crestline Hotels during 2006 to 2008, and returned as Executive Vice President, Corporate Secretary and General Counsel in 2009 until her retirement in 2012. As General Counsel at Crestline Hotels, she provided a hands-on approach to executive leadership and legal oversight of corporate, finance, owner relations and hotel operations matters. Prior to her appointment as General Counsel in 2004, she served as Associate General Counsel for Crestline Hotels and Barceló from 2002 to 2004, and Crestline Capital Corporation from 1998 to 2002, prior to its acquisition by Barceló. Ms. Lieberman was an Assistant General Counsel at Host Marriott, heading up the law department’s asset management division, from 1995 until the spin-off of Crestline Capital Corporation by Host Marriott in 1998. Before joining Host Marriott, she served as attorney on the hotel acquisitions/development and hotel operations legal teams at Marriott International (formerly known as Marriott Corporation) from 1988 to 1995. Prior to joining Marriott, Ms. Lieberman worked at the Washington D.C. law firm of Cleary Gottlieb Steen & Hamilton from 1985 to 1988. Ms. Lieberman earned a B.S. degree in Sociology from Nebraska Wesleyan University in Lincoln, Nebraska, and a J.D. from The Catholic University of America, Columbus School of Law in Washington, D.C. She is a member of the Washington, D.C. Bar Association. Ms. Lieberman’s experience as general counsel in the lodging industry led us to conclude that she should serve on our Board. Since her selection for appointment, Ms. Lieberman has attended our Board meetings and has received an annual cash retainer of $60,000 as if she were already appointed to our Board.

Stephen L. Millham has served as a director since 2013 and previously served on the board of directors of our prior parent from May 2006 to August 2013. Mr. Millham was appointed to our Board by the binding nomination of Farallon pursuant to the terms of the Investors Agreement. Mr. Millham joined FP and FCM in 1993, was named a Managing Member in 1997, and became co-head of the Real Estate Group in 2000. He co-headed the group until his retirement in 2012, and he continues to advise FP and FCM. Before joining FP and FCM, Mr. Millham worked as an acquisitions associate for JMB Institutional Realty Corporation, a real estate investment advisor, where he purchased real estate assets on behalf of institutional investors. Mr. Millham graduated from Stanford University with a Bachelor of Arts in Economics. Mr. Millham’s investment management experience led us to conclude that he should serve on our Board.

Arturo Sarukhan has been nominated to serve as a director. Since April 2014, Mr. Sarukhan has served as President of Sarukhan & Associates LLC. Mr. Sarukhan was the Chairman of Global Solutions, a strategy consulting firm, from 2013 to 2014, and prior to this he was a career Mexican diplomat, recently serving as Mexican Ambassador to the United States from 2007 to 2013. Mr. Sarukhan previously served as Mexico’s Consul General from 2003 to 2006, was the foreign policy coordinator of Felipe Calderon’s presidential campaign and transition team in 2006 and was designated chief of Policy Planning to Mexico’s secretary of Foreign Affairs from 2000 to 2003. Prior to this, Mr. Sarukhan served in the Embassy of Mexico to the United States, where he was in charge of the embassy’s Office of Antinarcotics from 1995 to 2000 and served as the Mexican ambassador’s chief of staff from 1993 to 1995, during the NAFTA negotiations. In 1991, he served as the deputy assistant secretary for Inter-American Affairs, representing Mexico at the Agency for the Prohibition of Nuclear Weapons in Latin America and the Caribbean and from 1988 to 1989, Mr. Sarukhan served as the executive secretary of the Commission for the Future of Mexico-U.S. Relations, a non-governmental initiative funded by the Ford Foundation created to recast the relationship between the two countries. Mr. Sarukhan is a director of the Inter-American Dialogue, the Americas Society, Aid for Aids International and The Washington Performing Arts Society. Mr. Sarukhan graduated from El Colegio de México with a Bachelor’s of Arts degree in International Relations and received a Master’s degree in U.S. Foreign Policy at the School of Advanced International Studies of Johns Hopkins University, where he studied as a Fulbright scholar and Ford Foundation Fellow. Mr. Sarukhan has also taught several courses at the Instituto Tecnológico Autónomo de México, the National Defense College, the Inter-American Defense College and the National Defense University of the United States. Mr. Sarukhan’s diplomatic experience, negotiation skills and in depth knowledge of the tourism sector in Mexico, Latin America and the Caribbean leads us to the conclusion that he should serve on our Board. Since his selection for appointment, Mr. Sarukhan has attended our Board meetings and has received an annual cash retainer of $60,000 as if he were already appointed to our Board.

Senior Management

Our day-to-day management is carried out by our Chief Executive Officer and our other executive officers. Subject to rights pursuant to any consulting or employment agreements, executive officers (except for our Chief Executive Officer, who is the executive director on our Board and, in accordance with Dutch law, must be appointed by the General Meeting) serve at the discretion of our Board. The business address of our executive officers is our registered office address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. The following table sets forth certain information regarding our executive officers.

Name	Age	Position
Bruce D. Wardinski	56	Director, Chairman and Chief Executive Officer
Alexander Stadlin	63	Chief Operating Officer
Larry K. Harvey	51	Chief Financial Officer
Kevin Froemming	54	Chief Marketing Officer
David Camhi	43	General Counsel

A brief biography of each of our executive officers (other than Mr. Wardinski) is set forth below. See “—Our Board” for information about Mr. Wardinski, our Chairman and Chief Executive Officer.

Alexander Stadlin has served as our Chief Operating Officer since January 2013 and has also served as Chief Executive Officer of our subsidiary, Playa Management, since November 2013. Mr. Stadlin joined our prior parent in May 2008 as Senior Vice President of Asset Management and was promoted to his current position as Chief Operating Officer in January 2013. During his tenure with us and our prior parent, Mr. Stadlin has played a key role in the expansion and repositioning of the portfolio including: development of the 619-room Hyatt Ziva Los Cabos which reopened in 2009 as Barceló Los Cabos and was rebranded in late 2013, the brand repositioning of Dreams La Romana and Dreams Palm Beach in the Dominican Republic, as well as the expansion, renovation and rebranding of the former 378-room Dreams Cancún into the 547-room Hyatt Ziva Cancún. In addition to leading major expansion, renovation and repositioning projects, Mr. Stadlin is responsible for the day-to-day oversight of the operations of the business. Prior to joining our prior parent, Mr. Stadlin served as Vice President for Latin America at Marriott International, where he increased Marriott’s presence in the region by 21 hotels in seven years. During his 33-year tenure at Marriott International, Mr. Stadlin held numerous international management positions in the UK, Germany and Mexico, as well as throughout the Middle East and Africa. Mr. Stadlin graduated with a Bachelor of Science from the School of Hotel Administration at Cornell University in 1975. In 2007, Mr. Stadlin attended the Executive Program in Strategy and Organization at Stanford University. Mr. Stadlin has won numerous industry accolades, and is active in the lodging community. He served as Chairman of the Polanco Hotel Association and was a member of the board of the Mexican Hotel Association and of the American Chamber of Commerce.

Larry K. Harvey has served as our Chief Financial Officer since April 2015. Mr. Harvey has an extensive background in hospitality ownership, operations and capital market transactions. Most recently, Mr. Harvey served as Chief Financial Officer of Host Hotels and Resorts, a lodging real estate investment trust, from November 2007 to May 2013. Prior to serving as Chief Financial Officer, he served as Treasurer (May 2006 to November 2007) and Chief Accounting Officer (February 2003 to May 2006) at Host Hotels and Resorts. Mr. Harvey began his career with Price Waterhouse (now PricewaterhouseCoopers). He holds a Bachelor of Science in Accounting from Virginia Tech where he graduated Magna Cum Laude. He serves on the board of directors of American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Senior Floating, Ltd. (NASDAQ: ACSF), and is the Audit Committee Chairman of each board, and also serves on the board of directors of the non-profit organization, Helping Children Worldwide.

Kevin Froemming has served as our Chief Marketing Officer since January 2014. Prior to joining us in January 2014, Mr. Froemming as President of Unique Vacations Inc., the worldwide representatives of Sandals & Beaches Resorts, from October 2003 to November 2013. Mr. Froemming brings to us more than 20 years of experience in marketing, sales, technology, and customer support operations. Prior to his tenure as President of Unique Vacations Inc., he rose to the position of Chief Operating Officer of The Mark Travel Corporation’s owned brands. In this capacity, he was responsible for bottom line profitability, and led the acquisition and integration team that was responsible for the addition of several major travel companies that were integrated into The Mark Travel Corporation’s portfolio of brands. He has also held senior positions at Wyndham Hotels and Renaissance Cruise Lines. Mr. Froemming graduated from Marquette University with a Bachelor of Science in Business Administration.

David Camhi has served as our General Counsel since August 2013 and previously served as General Counsel of our prior parent from January 2011 to August 2013. Prior to joining our prior parent, Mr. Camhi served as General Counsel for Phoenix Packaging Group from April 2008 to January 2011, a plastic packaging manufacturer with production plants in Colombia, Mexico, Venezuela and the United States and sales in over 20 countries. From November 2006 to March 2008, Mr. Camhi practiced law at the Mexico City office of Thacher Proffitt & Wood. Prior to joining Thacher Proffitt & Wood, Mr. Camhi served as Associate General Counsel of BearingPoint, Inc., a global consulting firm, and practiced law at Baker & McKenzie, Prieto & Carrizosa and Sidley Austin LLP. Mr. Camhi received an LLM degree from Cornell University. Mr. Camhi also received a post graduate degree in Finance from Colegio de Estudios Superiores de Administración and an LL.B. from the Universidad de Los Andes, both in Bogota, Colombia. Mr. Camhi is admitted to practice law in Colombia, New York and Mexico.

Board Structure

Our Board is a one-tier board and consists of one executive director (who initially will be Mr. Wardinski, our Chairman and Chief Executive Officer) and seven non-executive directors (each executive and non-executive director, a “director”).

Under Dutch law, the person chairing the meetings of our Board (the chairman by law) is required to be a non-executive director. This person initially will be Ms. Lieberman, who will also be our Lead Independent Director. The non-executive directors supervise our Board as a whole and provide guidance to individual directors and to our Board as a whole. Each director owes a duty to us to properly perform the duties assigned to such director and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all stakeholders, such as shareholders, creditors, employees, guests and suppliers.

Our Board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association, as more fully discussed below, or which would violate general principles of reasonableness and fairness. Our Board as a whole, and the executive director individually, are each authorized to represent us in dealings with third parties.

Corporate Governance Profile

We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

•	our Board is not staggered and each of our directors is elected for a term of one year following a binding nomination of our Board;

•	of the eight persons who will serve on our Board, seven, or 87.5%, of our directors have been determined by us to be independent for purposes of the NYSE’s corporate governance listing standards, and three of the seven non-executive directors will also qualify as “independent” under the DCGC;

•	we have determined that one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we do not have a shareholder rights plan;

•	directors are elected by the General Meeting upon a binding nomination of our Board, following the recommendation of our Board’s nominating and governance committee; our General Meeting may overrule such binding nomination by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital, following which, our Board will offer a new binding nomination of a director to be elected to our Board;

•	our articles of association and Dutch law provide that resolutions of our Board concerning a material change in our identity, character or business are subject to the approval of the General Meeting; and

•	certain actions can only be taken by the General Meeting, following a proposal by our Board, including an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, payments of dividends on ordinary shares, the application for bankruptcy and a merger or demerger of us. Our General Meeting adopted a resolution to authorize our Board to take certain of these actions. See “Description of Share Capital.”

There are no family relationships among our executive officers and directors. Our Board has affirmatively determined that all of our directors and director nominees are independent pursuant to the rules of the NYSE except Mr. Wardinski, our Chairman and Chief Executive Officer. Our Board considered the consulting services provided by Ms. Lieberman and Mr. Sarukhan, from 2015 to the present, for which they each received a $60,000 annual cash retainer and reimbursement of other expenses, and it determined that Ms. Lieberman and Mr. Sarukhan were independent. Ms. Lieberman and Mr. Sarukhan will no longer provide consulting services to, or receive any compensation from, us following their appointment to our Board, except for compensation paid for serving as a director. Mr. Jones, Ms. Lieberman and Mr. Sarukhan qualify as “independent” under the DCGC. Our remaining four non-executive directors do not qualify as “independent” under the DCGC.

Our directors will stay informed about our business by attending meetings of our Board and their respective committees and through supplemental reports and communications. Our non-executive directors, to the extent independent under NYSE rules, will meet regularly in executive sessions without the presence of our executive officers or directors that are not independent under NYSE rules.

Role of Our Board in Risk Oversight

One of the key functions of our Board is to exercise informed oversight of our risk management process. Our Board will administer this oversight function directly, with support from its three standing committees, our audit committee, our compensation committee and our nominating and governance committee, each of which will address risks specific to its respective areas of oversight. For example, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also will oversee accounting and financial reporting processes and the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and governance committee will monitor the effectiveness of our corporate governance guidelines and oversee compliance with legal and regulatory requirements.

Our Board and its standing committees also will receive reports from the members of management responsible for various matters in order to enable our Board and each committee to understand and discuss risk identification and risk management.

Board Committees

Upon the completion of this offering, our Board will establish three standing committees consisting solely of independent directors (under the NYSE rules), the principal functions of which are briefly described below. Our Board may from time to time establish other committees to facilitate our governance.

Audit Committee

Our audit committee will consist of Mr. Jones (chairperson), Mr. Sarukhan and Ms. Lieberman. Our Board has determined that the chairperson of our audit committee qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards, as well as a “financial expert” as set forth in the DCGC. Our Board has determined that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Our Board will adopt, effective upon the completion of this offering, an audit committee charter, which details the principal functions of the audit committee, including overseeing:

•	review of all related party transactions in accordance with our related party transactions policy;

•	our accounting and financial reporting processes and discussing these with management;

•	the integrity and audits of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements related to our financial statements and other public disclosures, our compliance with our policies related thereto, and our policy in respect of tax planning;

•	the engagement and retention of the registered independent public accounting firm and the recommendation to our General Meeting of the appointment of an external auditor to audit the Dutch statutory board report, including its annual accounts, and the evaluation of the qualifications, independence and performance of the independent public accounting firm, including the provision of non-audit services;

•	the application of information and communication technology;

•	the role and performance of our internal audit function;

•	our overall risk profile; and

•	attending to such other matters as are specifically delegated to our audit committee by our Board from time to time.

Our audit committee will also be responsible for selecting an independent registered public accounting firm to be appointed by our General Meeting (or, if not appointed by our General Meeting, by our Board), reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee will also approve the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Our compensation committee will consist of Mr. Millham (chairperson), Mr. Hirsch and Mr. Haggerty. The compensation committee will assist our Board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and our executive officers. An executive director will not be present at any compensation committee meeting while his or her compensation is deliberated. Subject to and in accordance with the terms of the compensation policy adopted by our General Meeting from time to time and in accordance with Dutch law, the compensation committee will be responsible for, among other things:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the compensation, including equity compensation, change in control benefits and severance arrangements, of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation, including equity compensation, change in control benefits and severance arrangements, of our other executive officers and overseeing their performance;

•	reviewing and making recommendations to our Board with respect to the compensation of our directors;

•	reviewing and making recommendations to our Board with respect to our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•	determining the number of shares underlying, and the terms of, restricted share awards and options to be granted to our directors, executive officers and other employees pursuant to these plans;

•	assisting management in complying with our proxy statement and management report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement;

•	assisting our Board in producing the compensation report to be included in our management report publicly filed in the Netherlands and to be posted on our website; and

•	attending to such other matters as are specifically delegated to our compensation committee by our Board from time to time.

Our Board will adopt, effective upon the completion of this offering, a compensation committee charter, which details these principal functions of the compensation committee.

Nominating and Governance Committee

Our nominating and governance committee will consist of Mr. Hirsch (chairperson), Ms. Lieberman, and Mr. Millham. The nominating and governance committee will assist our Board in selecting individuals qualified to become our directors and in determining the composition of our Board and its committees. Our Board will adopt, effective upon the completion of this offering, a nominating and governance committee charter, which details the principal functions of the nominating and governance committee, including:

•	identifying, recruiting and recommending to the full Board qualified candidates for election as directors and recommending a slate of nominees for election as directors at our annual General Meeting;

•	developing and recommending to our Board corporate governance guidelines as set forth in the rules of our Board, including the committee’s selection criteria for director nominees, and implementing and monitoring such guidelines;

•	overseeing compliance with legal and regulatory requirements applicable to us;

•	reviewing and making recommendations on matters involving the general operation of our Board, including board size and composition, and committee composition and structure;

•	recommending to our Board nominees for each committee of our Board;

•	annually facilitating the assessment of our Board’s performance as a whole and of the individual directors, and the performance of our Board’s committees as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing our Board’s evaluation of executive officers.

Code of Business Conduct and Ethics

Upon the completion of this offering, our Board will establish a code of business conduct and ethics that applies to our executive officers, directors and employees and agents. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Only our nominating and governance committee will be able to grant (subject to applicable law) any waiver of our code of business conduct and ethics for our executive officers or directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations. Our code of business conduct and ethics will include the whistleblower policy as contemplated by the DCGC and applicable SEC rules.

Rules on Insider Trading

Pursuant to SEC rules intended to prevent market abuse, we adopted an insider trading policy that applies to transactions in our securities by directors, executive officers, employees and certain other persons who qualify as insiders under the policy.

In connection with this offering, our directors and certain of our executive officers and shareholders will also become subject to Section 16 of the Exchange Act and related SEC rules that require the reporting of beneficial ownership of, and transactions in, our shares to the SEC.

Executive Compensation

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stakeholders in a way that allows us to attract and retain the best executive talent. Our compensation committee upon the completion of this offering will be comprised of the directors indicated above. See “—Board Committees—Compensation Committee.” In connection with determining compensation following this offering, we retained Aethos Consulting Group, a compensation consultant, to provide recommendations to our Board regarding the structure of our executive compensation program and our equity incentive plan, among other matters. We anticipate that the compensation committee will design a compensation program that rewards, among other things, favorable shareholder returns, share appreciation, our competitive position within our segment of the lodging industry, and each executive officer’s long-term career contributions to us. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards and long-term cash and equity incentives measured by performance targets to be established by our compensation committee. We will pay base salaries and annual bonuses and expect to issue an aggregate of restricted shares under our equity incentive plan to our executive officers, effective upon the completion of this offering. These awards under our equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Our “named executive officers” during 2015 were Bruce D. Wardinski, our Chairman and Chief Executive Officer, Alexander Stadlin, our Chief Operating Officer, and Larry K. Harvey, our Chief Financial Officer.

Executive Officer Compensation

The following is a summary of the elements of and amounts paid under our compensation plans for fiscal year 2014 and 2015. Our compensation for 2014 and 2015 listed in the Summary Compensation table below was determined based on negotiations with executive officers. Our subsidiary, Playa Management USA, LLC (“Playa USA”) had an employment-related agreement with Mr. Wardinski, our Chairman and Chief Executive Officer, which was amended and restated in 2016. See “—Narrative Disclosure to Summary Compensation Table—Employment Agreements.”

Annual Base Salary

Base salary is designed to compensate our executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, we expect that our compensation committee will consider each executive’s role and responsibility, unique skills, future potential with our company, salary levels for similar positions in our target market and internal pay equity.

Annual Cash Bonus

Annual cash bonuses are designed to incentivize our executive officers at a variable level of compensation based on the performance of both our company and such individual. In connection with our annual cash bonus decisions, we expect that our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business. Although the bonus paid with respect to 2014 and 2015 was discretionary, we expect our annual cash bonuses will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards

Prior to this offering, we have not granted any equity awards to our executive officers. Following this offering, we will provide equity awards to our executive officers pursuant to our equity incentive plan. Equity awards will be designed to focus our executive officers on and reward them for achieving our long-term goals and enhancing stockholder value. In determining equity awards, we anticipate that our compensation committee will take into account our company’s overall financial performance. The awards expected to be made under our equity incentive plan upon consummation of this offering will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Retirement Savings Opportunities

All eligible employees are and will be able to participate in a Playa Management USA, LLC 401(k) Profit Sharing Plan & Trust (“401(k) plan”). We provide this plan to help our employees save some amount of their cash compensation for retirement in a tax-efficient manner. Under our 401(k) plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit-sharing contribution. See “—Narrative Disclosure to Summary Compensation Table—401(k) Plan.”

Health and Welfare Benefits

We provide and intend to continue to provide a competitive benefits package to all full-time employees which includes health and welfare benefits, such as medical, dental, disability insurance and life insurance benefits. The plans under which these benefits will continue to be offered are not expected to discriminate in scope, terms or operation in favor of executive officers and will be available to all full-time employees.

Summary Compensation Table

The following table sets forth the annual base salary and other compensation paid to each of our named executive officers for 2015 and 2014. Playa USA had an employment-related arrangement with Mr. Wardinski, our Chairman and Chief Executive Officer. See “—Employment Agreements.”

Name	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Bruce D. Wardinski Chairman and Chief Executive Officer	2015	$778,846	$875,000	$20,436	$1,674,282
	2014	700,000	700,000	14,274	1,414,274
Alexander Stadlin Chief Operating Officer	2015	$519,230	$375,000	$18,549	$912,779
	2014	490,538	221,250	16,219	728,007
Larry K. Harvey(3) Chief Financial Officer	2015	$284,615	$100,000	$13,761	$398,376
	2014	N/A	N/A	N/A	N/A

(1)	Bonuses are awarded by our compensation committee after the end of the noted fiscal year based on a combination of individual and corporate performance.
(2)	For each named executive officer, the amount shown in “All Other Compensation” represents our matching contribution to the 401(k) for the named executive officer’s benefit and the premiums we paid for the life insurance premiums on the named executive officer’s life.
(3)	Mr. Harvey has been employed by us as Chief Financial Officer since April 2015. His annualized salary in 2015 was $400,000.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

2016 Omnibus Incentive Plan

Our Board adopted, and our General Meeting approved, our equity incentive plan for the purpose of (a) providing eligible persons with an incentive to contribute to our success and to operate and manage our business in a manner that will provide for our long-term growth and profitability to benefit our shareholders and other important stakeholders, including employees and customers, and (b) providing a means of obtaining, rewarding and retaining key personnel. Our equity incentive plan provides for the grant of options to purchase our ordinary shares, share awards (including restricted shares and share units), share appreciation rights, performance shares or other performance-based awards, unrestricted shares, dividend equivalent rights, other equity-based awards and cash bonus awards. We have reserved a total of                     ordinary shares for issuance pursuant to our equity incentive plan (which number includes the                 restricted shares to be issued under our equity incentive plan upon the completion of this offering and ordinary shares reserved for potential future issuance), subject to certain adjustments set forth in our equity incentive plan. This summary is qualified in its entirety by the detailed provisions of our equity incentive plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration of our Equity Incentive Plan. Our equity incentive plan will be administered by our compensation committee, and our compensation committee will determine all terms of awards under our equity incentive plan. Each member of our compensation committee that administers our equity incentive plan will be a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and, if applicable, an “outside director” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and an independent director in accordance with the rules of any stock exchange on which our ordinary shares are listed. Our compensation committee will also determine who will receive awards under our equity incentive plan, the type of award and its terms and conditions and the number of ordinary shares subject to the award, if the award is equity-based. Our compensation committee will also interpret the provisions of our equity incentive plan. Our Board may also appoint one or more committees of our Board, each composed of one or more of our directors, which may administer our equity incentive plan with respect to grantees who are not “officers,” as defined in Rule 16a-1(f) under the Exchange Act, or directors. Our Board from time to time may exercise any or all of the powers and authorities related to the administration and implementation of our equity incentive plan as our Board determines, consistent with our articles of association and bylaws and applicable laws. References below to our compensation committee include a reference to our Board or another committee appointed by our Board for those periods in which our Board or such other committee appointed by our Board is acting.

Eligibility. All of our employees, executive officers and directors, and the employees, officers and directors of our subsidiaries and affiliates are eligible to receive awards under our equity incentive plan. In addition, consultants and advisors (who are natural persons) currently providing services to us or to one of our subsidiaries or affiliates, and any other person whose participation in our equity incentive plan is determined by our compensation committee to be in our best interests may receive awards under our equity incentive plan.

Share Authorization. Subject to adjustment as provided in our equity incentive plan, the number of ordinary shares that may be issued under our equity incentive plan is                     (which number includes the restricted shares to be issued under our equity incentive plan upon the completion of this offering and                     ordinary shares reserved for potential future issuance). If any of our ordinary shares covered by an award are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any of our ordinary shares or is settled in cash in lieu of our ordinary shares, the ordinary shares subject to such awards will again be available for purposes of our equity incentive plan. The number of our ordinary shares available for issuance under our equity incentive plan will not be increased by the number of our ordinary shares (i) tendered, withheld, or subject to an award surrendered in connection with the purchase of our ordinary shares or upon exercise of an option, (ii) that were not issued upon the net settlement or net exercise of a share-settled share appreciation right, (iii) deducted or delivered from payment of an award in connection with our tax withholding obligations, or (iv) purchased by us with proceeds from option exercises.

The maximum number of ordinary shares subject to options or share appreciation rights that can be issued under our equity incentive plan to any person, other than a non-employee director, is                     ordinary shares in any single calendar year. The maximum number of ordinary shares that can be issued under our equity incentive plan to any person (other than a non-employee director) other than pursuant to an option or share appreciation right is                     ordinary shares in any single calendar year. The maximum fair market value of our ordinary shares that may be granted under our equity incentive plan pursuant to awards in any single calendar year to any non-employee director is $            . The maximum amount that may be paid as a cash-settled performance-based award for a performance period of 12 months or less to any one person is $                     million and the maximum amount that may be paid as a cash-settled performance-based award for a performance period of greater than 12 months to any one person is $                     million.

No awards under our equity incentive plan were outstanding prior to the completion of this offering. The initial awards described above under “—Executive Compensation” will become effective upon the completion of this offering.

Share Usage. Ordinary shares that are subject to awards will be counted as of the grant date for purposes of calculating the number of shares available for issuance under our equity incentive plan. The target number of shares issuable under a performance share grant will be counted against the share issuance limit under our equity incentive plan as of the grant date, but such number will be adjusted to equal the actual number of shares issued upon settlement of the performance shares to the extent different from the target number of shares.

Minimum Vesting Period. Except with respect to a maximum of 5% of the ordinary shares authorized for issuance under our equity incentive plan, as described above, no award will provide for vesting which is any more rapid than vesting on the one year anniversary of the grant date of the award or, with respect to awards that vest upon the attainment of performance goals, a performance period that is less than twelve months.

No Repricing. Except in connection with certain corporate transactions involving us or with the approval of our shareholders: (x) outstanding options or share appreciation rights may not be amended to reduce the exercise price of the option or share appreciation right, (y) outstanding options or share appreciation rights may not be canceled in exchange for or substitution of options or share appreciation rights with an exercise price that is less than the exercise price of the original options or share appreciation rights, and (z) outstanding options or share appreciation rights with an exercise price above the current share price may not be canceled in exchange for cash or other securities.

Options. Our equity incentive plan authorizes our compensation committee to grant incentive share options (under Section 422 of the Code) and options that do not qualify as incentive share options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the ordinary shares on the date on which the option is granted. If we were to grant incentive share options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of grant.

The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive share options to any 10% shareholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

The exercise price for any option or the purchase price for restricted shares is generally payable (1) in cash or cash equivalents, (2) to the extent the award agreement provides and subject to certain limitations set forth in our equity incentive plan, by the surrender of ordinary shares (or attestation of ownership of such shares) with an aggregate fair market value on the date on which the option is exercised equal to the exercise or purchase price, (3) with respect to an option only, to the extent the award agreement provides and subject to certain limitations set forth in the equity incentive plan, by payment through a broker in accordance with procedures established by us or (4) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including by withholding ordinary shares that would otherwise vest or be issuable in an amount equal to the exercise or purchase price and the required tax withholding amount.

Share Awards. Our equity incentive plan also provides for the grant of share awards (which includes restricted shares and share units). A share award may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. Unless our compensation committee provides otherwise in an award agreement, a participant who receives restricted shares will have the right to vote and the right to receive dividends or distributions on the shares, except that our compensation committee may require any dividends to be reinvested in shares, which may or may not be subject to the same vesting conditions and restrictions as the vesting conditions and restrictions applicable to such restricted shares. Dividends paid on restricted shares which vest or are earned based upon the achievement of performance goals will not be deemed vested unless the performance goals for such restricted shares are achieved, and if such performance goals are not achieved, the participant will promptly forfeit and repay to us any such dividend payments. A participant who receives share units will have no rights as one of our shareholders.

Our compensation committee may provide in an award agreement that a participant who receives share units will be entitled to receive, upon our payment of a cash dividend, a cash payment for each such share unit which is equal to the per-share dividend paid on our ordinary shares. Dividends paid on share units that vest or are earned based upon the achievement of performance goals will not vest unless such performance goals for such share units are achieved, and if such performance goals are not achieved, the participant will promptly forfeit and repay to us such dividend payments. An award agreement also may provide that such cash payment will be deemed reinvested in additional share units at a price per unit equal to the fair market value of an ordinary share on the date on which such cash dividend is paid.

During the period, if any, when share awards are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging, exchanging, hypothecating or otherwise encumbering or disposing of his or her share awards. Unless our compensation committee provides otherwise in an award agreement, or in another agreement with a grantee, upon the termination of the grantee’s service with us, any share awards that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, will immediately be deemed forfeited.

Share Appreciation Rights. Our equity incentive plan authorizes our compensation committee to grant share appreciation rights that provide the recipient with the right to receive, upon exercise of the share appreciation right, cash, ordinary shares or a combination of the two. The amount that the recipient will receive upon exercise of the share appreciation right generally will equal the excess of the fair market value of our ordinary shares on the date of exercise over the fair market value of our ordinary shares on the date of grant. Share appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Share appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a share appreciation right cannot exceed 10 years from the date of grant.

Performance-Based Awards. Our equity incentive plan also authorizes our compensation committee to grant performance-based awards, which are awards of options, share appreciation rights, restricted shares, share units, performance shares, other equity-based awards or cash made subject to the achievement of performance goals over a performance period specified by our compensation committee. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance-based award. Performance goals may relate to our financial performance, the grantee’s performance or such other criteria determined by our compensation committee. If the performance goals are met, performance-based awards will be paid in cash, ordinary shares or a combination thereof.

Unrestricted Shares and Other Equity-Based Awards. Subject to the minimum vesting period described above, our compensation committee may, in its sole discretion, grant (or sell at the par value of an ordinary share or at such other higher purchase price as determined by our compensation committee) an award to any grantee pursuant to which such grantee may receive ordinary shares under our equity incentive plan that are free of any restrictions. Awards of unrestricted shares may be granted or sold to any grantee in respect of service rendered or, if so provided in the related award agreement or a separate agreement, to be rendered by the grantee to us or one of our affiliates or other valid consideration, in lieu of or in addition to any cash compensation due to such grantee. Our compensation committee may also grant awards in the form of other equity-based awards, which are awards that represent a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, our ordinary shares, as deemed by our compensation committee to be consistent with the purposes of our equity incentive plan, subject to terms and conditions determined by our compensation committee.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights in connection with the grant of certain equity-based awards. A dividend equivalent right is an award entitling the recipient of the award to receive credits based on cash distributions that would have been paid on the ordinary shares specified in such dividend equivalent right if such shares had been issued to and held by the recipient of such dividend equivalent right as of the record date. Dividend equivalent rights may be paid currently (with or without being subject to forfeiture or a repayment obligation) or may be deemed reinvested in additional ordinary shares, which may thereafter accrue additional dividend equivalent rights. Dividend equivalent rights may be payable in cash, ordinary shares or a combination of the two. Our compensation committee will determine the terms of any dividend equivalent rights. No dividend equivalent rights can be granted in tandem with an option or share appreciation right.

Forfeiture; Recoupment. Our compensation committee may reserve the right in an award agreement for an award granted pursuant to our equity incentive plan to cause a forfeiture of any gain realized by the grantee of the award to the extent the grantee is in violation or breach of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or any obligation to us (including but not limited to a confidentiality obligation). Our compensation committee may annul an outstanding award if the grantee’s employment with us is terminated for “cause” as defined in our equity incentive plan, the applicable award agreement, or any other agreement between us and the grantee. Awards are also subject to mandatory repayment by the grantee to the extent the grantee is or becomes subject to (i) any clawback or recoupment policy adopted to comply with the requirements of any applicable law, rule or regulation, or otherwise, or (ii) any law, rule or regulation which imposes mandatory recoupment.

Change in Control. If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance-based awards, all restricted shares, share units and dividend equivalent rights will be deemed to have vested and the underlying ordinary shares will be deemed delivered immediately before the change in control; and (2) at our compensation committee’s discretion, either all options and share appreciation rights will become exercisable fifteen days before the change in control (with any exercise of an option or share appreciation right during such fifteen day period to be contingent upon the consummation of the change in control) and terminate upon the change in control to the extent not exercised, or all options, share appreciation rights, restricted shares, share units and/or dividend equivalent rights will be canceled and cashed out in connection with the change in control.

In the case of performance-based awards, if less than half of the performance period has lapsed, the award will be treated as though target performance has been achieved. If at least half of the performance period has lapsed, actual performance to date will be determined as of a date reasonably proximal to the date of the consummation of the change in control, as determined by our compensation committee in its sole discretion, and that level of performance will be treated as achieved immediately prior to the occurrence of the change in control. If our compensation committee determines that actual performance is not determinable, the award will be treated as though target performance has been achieved. Any awards that arise after performance is determined in accordance with this paragraph will be treated as set forth in the preceding paragraph. Other equity-based awards will be governed by the terms of the applicable award agreement.

If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will be assumed or continued by the surviving entity, then, except as otherwise provided in the applicable award agreement, in another agreement with the grantee, or as otherwise set forth in writing, upon the occurrence of the change in control, our equity incentive plan and the awards granted under the plan will continue in the manner and under the terms so provided in the event of the change in control to the extent that provision is made in writing in connection with such change in control for the assumption or continuation of such awards, or for the substitution for such awards with new awards, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and exercise prices of options and share appreciation rights.

In summary, a change in control under our equity incentive plan occurs if:

•	a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), of more than 50% of the total voting shares in our capital, on a fully diluted basis;

•	individuals who on the effective date of our equity incentive plan constitute our Board (together with any new directors whose election by our Board or whose nomination by our Board for election by our shareholders was approved by a vote of at least a majority of the members of our Board then in office who either were members of our Board on the effective date of our equity incentive plan or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our Board then in office;

•	we consolidate with, or merge with or into, any individual, corporation, partnership or any other entity or organization (a “Person”), or any Person consolidates with, or merges with or into, us, other than any such transaction in which the holders of securities that represented 100% of the voting shares in our capital immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting shares of the surviving Person in such merger or consolidation transaction immediately after such transaction;

•	there is consummated any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act); or

•	our shareholders adopt a plan or proposal for our liquidation, winding up or dissolution.

Adjustments for Share Splits and Similar Events. If the number of our ordinary shares is increased or decreased or our ordinary shares are changed into or exchanged for a different number of our ordinary shares or kind of our capital stock or other securities on account of any recapitalization, reclassification, share split, reverse share split, spinoff, combination of shares, exchange of shares, share dividend or other distribution payable in capital stock and certain other events, our compensation committee will make proportionate adjustments that it deems appropriate in the number and kind of shares that may be issued under our equity incentive plan, the individual limitations on awards described above and the number and kind of shares subject to outstanding awards.

Section 162(m) of the Code. Section 162(m) of the Code (“Section 162(m)”) limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their chief executive officer and their three highest compensated executive officers (other than the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation is excluded from this limitation. Our equity incentive plan is designed to permit our compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), but it is not required under our equity incentive plan that awards qualify for this exception.

For awards that are intended to satisfy the Section 162(m) exception for qualified performance-based compensation, the performance goals upon which the payment or vesting of any such award may be conditioned will be limited to one or more of the performance measures set forth in our equity incentive plan, as selected by our compensation committee. Performance under any of the performance measures set forth in our equity incentive plan (a) may be used to measure the performance of (i) us and our subsidiaries and other affiliates as a whole, (ii) us, any of our subsidiaries, and/or any of our other affiliates or any combination thereof, or (iii) any one or more of our business units or the business units of any of our subsidiaries, and/or the business units of any of our other affiliates, as our compensation committee, in its sole discretion, deems appropriate, and (b) may be compared to the performance of one or more other companies or one or more published or special indices designated or approved by our compensation committee for such comparison, as our compensation committee, in its sole discretion, deems appropriate.

To qualify as performance-based:

(i)	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

(ii)	the performance goal under which compensation is paid must be established by a compensation committee comprised solely of two or more directors who qualify as outside directors for purposes of the exception, and our compensation committee is expected to meet this requirement;

(iii)	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by shareholders before payment is made; but the approval of the equity incentive plan will constitute approval of the materials terms of the compensation granted thereunder; and

(iv)	the compensation committee must certify in writing before payment of the compensation, that the performance goals and any other material terms were in fact satisfied.

Amendment or Termination. Our Board may amend, suspend or terminate our equity incentive plan at any time; provided that no amendment, suspension or termination may adversely impair the rights of grantees under outstanding awards without the grantees’ consent. Our shareholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our equity incentive plan has a term of ten years, but may be terminated by our Board at any time.

401(k) Plan

Upon the completion of this offering, we intend to continue our existing 401(k) plan that provides employees within the U.S. with an opportunity to save for retirement on a tax advantaged basis. Employees are able to participate in the 401(k) plan on their first day of employment and are able to defer compensation up to the limits established by the U.S. Internal Revenue Service (”IRS”). We currently match 100% of each employee’s contributions up to the first 3% of the employee’s base salary and 50% of the next 2% of the employee’s base salary, although we, in our sole discretion, may at any time or from time-to-time determine to discontinue matching employee contributions or change the level at which we make any matching contributions. Our contributions vest over time. The employee contributions and our match will be invested in selected investment alternatives according to the employee’s directions. The 401(k) plan and its trust are intended to qualify under Sections 401(a) and 501(a) of the Code as a tax qualified retirement plan. Contributions to the 401(k) plan and earnings on those contributions are not taxable to the employee until distributed from the 401(k) plan and matching contributions are deductible by us when made subject to applicable Code limits.

Director Compensation

The following table presents information regarding the compensation paid during 2015 to non-employee directors who served on our Board during the year. Mr. Wardinski does not receive any compensation for his service as a director. The compensation paid to Mr. Wardinski is presented above under “—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash	Share Awards	All Other Compensation	Total
Stephen G. Haggerty	—	—	—	—
Daniel J. Hirsch	—	—	—	—
Hal Stanley Jones	$100,000	—	—	$100,000
Stephen L. Millham	—	—	—	—

Under Dutch law and our articles of association, the General Meeting must adopt a compensation policy for directors. Our Board determines the compensation of our directors in accordance with the compensation policy. The compensation of the executive director is determined by our Board without the executive director being present, however, as noted above, Mr. Wardinski will not receive any compensation for his service as a director but is compensated for his service as Chairman and Chief Executive Officer as described in the section “—Executive Compensation.” Our Board will, prior to the completion of this offering, submit a proposal to our General Meeting setting forth the compensation of directors in the form of shares or options. The proposal must include the maximum number of shares or options to be granted to the directors and the criteria for granting such shares or options.

We have not paid any cash compensation or granted any equity-based awards to any directors or director nominees, except Mr. Jones, who has received an annual cash retainer of $100,000 for services as a director and reimbursement of expenses, and Ms. Lieberman and Mr. Sarukhan for consulting services to our Board as described under “—Corporate Governance Profile.” Upon the completion of this offering, each of our non-employee directors will receive an initial grant of                      ordinary shares, which are expected to vest                      . Thereafter, each of our non-employee directors will receive an annual grant of ordinary shares with a value of $             , which are expected to vest                 , and an annual cash retainer of $60,000 for services as a director. Our Lead Independent Director will receive an additional annual cash retainer of $                    and the chair of the audit committee will receive an additional annual cash retainer of $15,000. Each non-employee director will be                     entitled to elect to receive their annual cash retainers in the form of ordinary shares at their value on the grant date. Directors who are our employees or are employees of our subsidiaries under the applicable rules of the NYSE, will not receive compensation for their services as directors. All of our directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties.

Share Ownership Guidelines

We believe that equity ownership by our directors and executive officers can help align their interests with our stakeholders’ interests. To that end, we will adopt share ownership guidelines applicable to all of our directors and named executive officers in our Board rules. We expect to evaluate the ownership status of our directors and named executive officers on an annual basis.

Our Chief Executive Officer will be required to own shares equal in value to at least                    times his or her base salary. Each of our other named executive officers is required to own shares equal to at least                     times his or her base salary. Our Chief Executive Officer and other named executive officers must comply with the ownership requirement within                      years of being so named.

Our share ownership guidelines with respect to our non-employee directors will require share ownership by our non-employee directors of five times the annual base cash retainer, to the extent such non-employee director receives securities in connection with service on our Board. Non-employee directors must comply with the ownership requirement within                      years of becoming a member of our Board and are required to hold shares at this level while serving as a director. The share ownership of Farallon will be attributed to each of Messrs. Hirsch and Millham and the share ownership of Hyatt will be attributed to each of Messrs. Floyd and Haggerty for purposes of determining compliance with the share ownership guidelines.

The nominating and governance committee may waive the share ownership requirements in the event of financial hardship or other good cause.

Indemnification of Directors and Executive Officers

Generally, under Dutch law, our directors are not personally liable for our obligations, except that our directors may be held personally liable for damages in the event of improper or negligent performance of their duties (internal liability) or on the basis of tort/unlawful act (onrechtmatige daad per Section 162 Book 6 of the Dutch Civil Code) towards third parties (external liability). They may be held jointly and severally liable for damages to us and to third parties for infringement of our articles of association and/or of certain provisions of the Dutch Civil Code (Burgerlijk Wetboek). In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Our articles of association provide that we shall indemnify and hold harmless each current or former director and executive officer (each an “indemnified person”) against:

•	any financial losses or damages incurred by such indemnified person; and

•	any expense reasonably paid or incurred by such indemnified person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which such indemnified person becomes involved, to the extent this relates to the indemnified person’s current or former position with us and/or a group company and in each case to the extent permitted by applicable law. No indemnification shall be given to an indemnified person:

•	if a competent court or arbitral tribunal has established that the acts or omissions of such indemnified person that led to financial losses, damages, expense, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

•	to the extent that the indemnified person’s financial losses, damages and expenses are covered under an insurance policy and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); or

•	for proceedings brought by such indemnified person against us or any of our subsidiaries, except for proceedings brought to enforce indemnification to which the indemnified person is entitled under applicable law, our articles of association, a resolution of our Board or an agreement between such indemnified person and us that has been approved by our Board.

In addition to the indemnification provision in our articles of association, we intend to enter into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the extent permitted by Dutch law.

Without limiting any other provisions of the indemnification provisions of our articles of association or the above referenced indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as our director, executive officer or employee, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or executive officer furnishes us with a written affirmation of the director’s or executive officer’s good faith belief that the standard of conduct necessary for indemnification by us has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification by us.

Rule 10b5-1 Sales Plans

In the future, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and applicable securities laws. Prior to 180 days after the date of this prospectus (subject to potential extension or early termination), the sale of any shares under a Rule 10b5-1 plan or otherwise would be prohibited by the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

In August 2013, we completed our Formation Transactions, which included (i) the consolidation and transfer to us of the ownership of eight resorts that were owned by our prior parent, (ii) the repayment of all the existing indebtedness related to such resorts, (iii) the acquisition of Real Resorts, including the resort management company, (iv) the issuance of our Initial Notes (as defined below), (v) entering into our Senior Secured Credit Facility and (vi) entering into a strategic relationship with Hyatt. Additionally, concurrent with our Formation Transactions, we canceled a number of intercompany loans with entities that were no longer our subsidiaries following completion of our Formation Transactions. Certain intercompany loans with entities that remain our subsidiaries remain in place.

The significant elements of our Formation Transactions included:

•	the acquisition of the Contributed Resorts;

•	the acquisition of Real Resorts, which owned four resorts in Mexico and a resort management company;

•	the acquisition of our Jamaica resort;

•	an investment in us by Hyatt of $325 million in cash in exchange for our issuance to Hyatt of our ordinary and preferred shares;

•	the consummation of our Senior Secured Credit Facility consisting of a $375 million Term Loan and Revolving Credit Facility; and

•	the issuance of an aggregate of $300 million of our Senior Notes due 2020 (our “Initial Notes”)

See “Structure and Formation of Our Company” for additional information regarding our Formation Transactions.

Share Exchange and Redemption of Convertible Loans

In connection with our Formation Transactions, certain shareholders of our prior parent redeemed and exchanged their shares, including shares they received immediately prior to the completion of our Formation Transactions in exchange for convertible loans held by them, for our shares. Our Chairman and Chief Executive Officer, Bruce D. Wardinski, Farallon and certain other shareholders were shareholders of our prior parent and exchanged their respective shares of our prior parent for our shares as part of this share exchange and reorganization. Bruce D. Wardinski received 2,092,240 shares and Farallon received 36,005,887 shares in exchange for shares they each held in the prior parent.

Employment Agreements

We entered into employment agreements with each of              effective upon completion of this offering. These employment agreements provide for base salary, bonus and other benefits. See “Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Agreements.”

Sub-lease Agreement

Playa USA, entered into a sub-lease agreement with Barceló Crestline, an affiliate of our prior parent, dated as of February 15, 2012, for office space in Fairfax, Virginia. The sub-lease agreement was assigned by Barceló Crestline to Crestline Hotels on July 18, 2013. Crestline Hotels leases the office space from an entity that is owned by Bruce D. Wardinski, our Chairman and Chief Executive Officer. The sub-lease agreement was further assigned by Playa USA to Playa Resorts Management, LLC (“Playa Management”) on April 1, 2014. The sub-lease consideration is based on the number of rentable square feet occupied by Playa Management relative to the total number of square feet under the lease agreement, as well as Playa Management’s allocable share of operating costs, such as utility costs and common area costs. As of June 30, 2016, Playa Management sub-leased approximately 11,000 square feet of office space and the annualized amount payable by it was approximately $1.1 million, which includes amounts related to certain shared administrative functions, such as mailroom and certain leasehold improvements. Of this amount, approximately $0.5 million is payable annually to the entity owned by our Chairman and Chief Executive Officer.

Office Space Lease

Certain of our Mexican subsidiaries, which we acquired from the BD Real Shareholder in our Formation Transactions, entered into three lease agreements with an affiliate of the BD Real Shareholder on December 1, 2009 and one lease agreement on May 2, 2011, pursuant to which the subsidiaries leased office space in Cancún, Mexico. These lease agreements were replaced by two lease agreements entered into by Playa Resorts Management Mexico, S. de R.L. de C.V. (“Playa Mexico”), one of our subsidiaries, and dated July 1, 2014 and May 1, 2015, pursuant to which Playa Mexico leases 200 square meters and 800 square meters of office space, respectively, used by Playa Mexico and other of our corporate personnel. The lease agreements expire in June 2018 and November 2018, respectively, and Playa Mexico may terminate the agreements at any time with 60 days’ notice. The current annual lease payment under the lease agreements is, in the aggregate, approximately $0.2 million, including allocable share of maintenance costs.

Hyatt Agreements

Subscription Agreement

On July 15, 2013, we entered into a subscription agreement with HI Holdings Playa, a wholly-owned subsidiary of Hyatt (the “Subscription Agreement”). Pursuant to the Subscription Agreement, HI Holdings Playa purchased from us 14,285,714 ordinary shares at a purchase price of $7.00 per share, for an aggregate purchase price of $100 million, and 26,785,714 preferred shares, at a purchase price of $8.40 per share, for an aggregate purchase price of $225 million. See “—Preferred Shares” for further discussion of Hyatt’s purchase of our preferred shares.

We agreed under the Subscription Agreement to indemnify HI Holdings Playa for any breaches of our representations, warranties and agreements in the Subscription Agreement, which indemnity is generally subject to (i) a deductible of $10 million and (ii) a cap of $50 million (other than for breaches of Company Fundamental Representations (as defined in the Subscription Agreement, including representations regarding valid issuance of our ordinary shares and preferred shares, our organization, our capitalization and due authorization of the transactions), for which our indemnification liability is capped at $325 million). The representations and warranties we made and our related indemnification obligations survive for varying periods from the closing date of the transactions contemplated in the Subscription Agreement. Most of these representations have expired, but others are still in force (e.g., certain tax representations survive until the expiration of the applicable statute of limitations, and certain representations as to title of property survive indefinitely). In addition, we have agreed under the Subscription Agreement to indemnify HI Holdings Playa for:

•	losses arising from the lack of operating licenses and noncompliance with certain environmental regulations at certain of our resorts in the Dominican Republic (subject to a deductible of $500,000 and the $50 million cap described above);

•	losses suffered by HI Holdings Playa (including, without limitation, its pro rata share on an As-Converted Basis (as defined in the Investors Agreement) of losses suffered by us or certain of our subsidiaries) resulting from, based upon or related to, in whole or in part, any failure of us or certain of our subsidiaries or any other person that is or has been affiliated with us to (x) timely pay or reserve, or cause to be paid or reserved, all taxes required to be paid or reserved for by any of them in relation to activities, arrangements and transactions undertaken prior to August 9, 2013 to sell, market, promote or otherwise offer hotel rooms owned by us or certain of our subsidiaries (or any other person that is or has been affiliated with us) and (y) accurately prepare and timely file, or cause to be accurately prepared and timely filed, with the appropriate taxing authorities all required tax returns related thereto (subject to a cap of $20 million);

•	losses arising from or based upon any untrue statement or alleged untrue statement of a material fact (except to the extent based on information supplied by HI Holdings Playa) contained in the offering memorandum for our Initial Notes, any amendment or supplement thereto, or in any materials or information provided to investors in the offering of our Initial Notes by, or with the approval of, us in connection with the marketing of our Initial Notes (which indemnity will not be subject to any of the deductible and cap limitations referred to above); and

•	losses arising from our obligation to indemnify our prior parent for certain transaction-related taxes (which indemnity will not be subject to any of the deductible and cap limitations referred to above and which will be proportionally adjusted to HI Holdings Playa’s percentage ownership of our ordinary shares).

Any indemnity liability owed by us to HI Holdings Playa under the Subscription Agreement shall be payable, at our election, in immediately available funds and/or (so long as the Fair Market Value of our ordinary shares exceeds $3.50 per share (as adjusted for share splits, combinations and other similar events relating to the ordinary shares)) in additional ordinary shares. “Fair Market Value” shall be the amount agreed by us and HI Holdings Playa or, if no agreement is reached within 15 days of our election to pay in shares, determined by valuation experts appointed by the parties in accordance with a specified timetable.

The Subscription Agreement is governed by Dutch law, with any disputes arising thereunder subject to binding arbitration in accordance with the rules of the Netherlands Arbitration Institute.

Hyatt Resort Agreements

Each of our subsidiaries that is an owner of an all-inclusive resort operating under one or both of the Hyatt All-Inclusive Resort Brands has signed a franchise agreement and related services agreements with Hyatt governing the operation of that resort. We will manage all of those resorts under a management agreement with the Resort Owner.

Under the Hyatt franchise agreement, Hyatt grants the Resort Owner the right, and the Resort Owner undertakes the obligation, to use Hyatt’s hotel system and system standards to build or convert and operate the resort. Each franchise agreement has a 15-year term from the resort’s opening date and Hyatt has two options to extend the term for an additional term of five years each, or 10 years in the aggregate. Hyatt provides initial and ongoing training and guidance, marketing assistance, and other assistance to the Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Hyatt reviews and approves the initial design and related elements of the resort. Hyatt also arranges for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to such resort’s development and operation. In return, the Resort Owner agrees to operate the resort according to Hyatt’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Hyatt’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems.

While we did not pay any application fees for our existing Hyatt All-Inclusive Resort Brand resorts, the Resort Owners (including us) for any new Hyatt All-Inclusive Resort Brand resorts will be required to pay an application fee to Hyatt. The Resort Owners also pay Hyatt an ongoing franchise fee for all Hyatt All-Inclusive Resort Brand resorts.

Pursuant to the Hyatt franchise agreements, unless terminated as described below, for a period of three years after we open a Hyatt All-Inclusive Resort Brand resort, Hyatt is restricted from opening or operating or authorizing any other party (whether under license or otherwise) to open and operate all-inclusive resorts in the related Area of Protection except with us. Once the three-year period relating to an Area of Protection under a franchise agreement expires or such franchise agreement is terminated, Hyatt is free to develop or license other all-inclusive resorts in the applicable Area of Protection, even under the Hyatt All-Inclusive Resort Brands.

Pursuant to the Hyatt franchise agreements, we are subject to the following restrictions.

Until (i) we have less than three franchise agreements in effect for the operation of Hyatt-branded resorts and (ii) Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares, we may not:

(a)	own, invest in, acquire, develop, manage, operate or lease, or become a licensee or franchisee with respect to, any all-inclusive resorts, wherever located, operating under a Restricted Brand; or

(b)	invest in, accept an investment from, lend money to, accept a loan from, or participate in a joint venture or other arrangement with any Restricted Brand Company, except as expressly permitted under the Hyatt franchise agreements.

A “Restricted Brand” means any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to a Restricted Brand Company. A “Restricted Brand Company” means each of Marriott International, Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group, Accor Hotels Worldwide or any of their respective affiliates or successors.

Pursuant to the Hyatt franchise agreements and our articles of association, subject to certain exceptions, (a) a Brand Owner is prohibited from acquiring shares such that the Brand Owner owns in excess of 15% of our outstanding ordinary shares, or (b) a Restricted Brand Company is prohibited from acquiring shares such that the Restricted Brand Company owns in excess of 5% of our outstanding ordinary shares. Upon becoming aware of either share cap being exceeded, we will send a notice to such shareholder granting the shareholder 15 days to dispose of such ordinary shares. Such notice will immediately trigger the transfer obligation and suspend the voting rights and dividend rights of the shareholder exceeding the cap. If such ordinary shares are not disposed by such time, we will be irrevocably authorized to transfer the excess shares to a foundation until sold to a third party. If the shares are not transferred to a foundation or a third party within a certain period of us becoming aware of a violation of the applicable restriction, Hyatt will have the right to terminate all (but not less than all) of its franchise agreements with us. A “Brand Owner” is any entity that (a) is a franchisor, licensor or owner of a Competing Brand (as defined below) or manages or otherwise operates hotels exclusively for the franchisor, licensor or owner of a Competing Brand (a “Brand Company”), (b) has an affiliate that is a Brand Company or (c) has a direct or indirect owner that is a Brand Company. A “Competing Brand” is a hotel concept or brand for all-inclusive hotels or resorts that has at least 12 hotels operating under that concept’s or brand’s trade name(s) anywhere in the world and that directly competes with any Hyatt All-Inclusive Resort Brand resort. The restrictions on ownership by a Brand Owner will apply during the terms of our Hyatt franchise agreements and the restrictions on ownership by a Restricted Brand company will apply until we have less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares.

Hyatt may also terminate all of the Hyatt franchise agreements if either (i) the Hyatt franchise agreements for three or more Hyatt All-Inclusive Resort Brand resorts have been terminated, or (ii) the Hyatt franchise agreements for 50% or more of the Hyatt All-Inclusive Resort Brand resorts (rounded up to the nearest whole number) have been terminated.

In addition to the Hyatt franchise agreement, each Resort Owner has signed the following other agreements with Hyatt pertaining to the development and operation of the applicable Hyatt All-Inclusive Resort Brand resort:

•	Under the trademark sublicense agreement, Hyatt grants a sublicense to the Resort Owner to use the Hyatt All-Inclusive Resort Brands and other proprietary marks, copyrighted materials, and know-how in the development and operation of the resort. The Resort Owner (and us as the resort’s manager) must follow the rules and standards that Hyatt periodically specifies pertaining to the use and protection of its intellectual property. The Resort Owner pays Hyatt’s sublicensing fees.

•	Under the Gold Passport frequent stayer program agreement, Hyatt LACSA Services, Inc. (“Hyatt LACSA”) provides the Resort Owner with various services related to the Hyatt Gold Passport® guest loyalty program (and its successor program) and the provision of preferences to the frequent guests of the Hyatt resorts. Participation in the program includes the agreement of each Resort Owner to allow the Hyatt Gold Passport® guest loyalty program members to earn points in connection with stays at the resort and redeem the points at the resort. Hyatt LACSA also provides the Resort Owner with program services relating to various frequent flyer programs that various airlines operate. Participation in the program includes allowing members of the airline programs to earn miles in connection with their qualified stays at the resort and redeem miles at the resort. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services and Hyatt LACSA (or its affiliates) pays the Resort Owner a per-formula share of the revenue from stays by Hyatt Gold Passport® guest loyalty program members who use points to pay for their hotel accommodations.

•	Under the chain marketing services agreement, Hyatt LACSA provides (or causes to be provided) various marketing services to the Resort Owner, including business leads, convention sales services, business sales service and sales promotion services (including the maintenance and staffing of Hyatt’s home office sales force and regional sales offices in various parts of the world), publicity, marketing to targeted, highly-valued frequent travelers via various methods of communication, arrangement of surveys designed to better understand motivation, satisfaction and needs of hotel guests, public relations, and all other group benefits, services and facilities, to the extent appropriate and caused to be furnished to other relevant participating hotels and resorts. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

•	Under the reservations agreement, Hyatt LACSA provides electronic and voice reservation services through the use of the following reservation methods and technologies: (a) telephone reservations arranged through the international reservation centers located, from time to time, in various locations throughout the world; (b) reservations through the websites of Hyatt LACSA and its affiliates; and (c) reservations through connection to global distribution systems such as Amadeus/System One, Apollo/Galileo, Sabre (Abacus) and Worldspan. The reservations services also include the maintenance of the computers and related equipment and staffing of Hyatt LACSA’s (and its affiliates’) reservation centers located throughout the world and related research and development activities to support such reservation centers. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

During the years ended December 31, 2015 and 2014, we incurred approximately $6.2 million and $3.6 million, respectively, in fees pursuant to the Hyatt Resort Agreements. We incurred approximately $7.9 million and $2.9 million in fees pursuant to the Hyatt Resort Agreements during the six months ended June 30, 2016 and 2015, respectively.

See “Risk Factors-Risks Related to Our Business-Our relationship with Hyatt may deteriorate and disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and, if it deteriorates, the value of our portfolio could decline significantly and it could otherwise have a material adverse effect on us, including our financial condition, liquidity, results of operations and prospects.”

The Hyatt Strategic Alliance Agreement

We have entered into The Hyatt Strategic Alliance Agreement with Hyatt pursuant to which we and Hyatt have provided each other a right of first offer with respect to development opportunities in Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama (the “Market Area”). If we intend to pursue a resort development opportunity in the Market Area, we must offer Hyatt the right to enter into a franchise agreement with respect to such resort. If Hyatt intends to pursue a Hyatt All-Inclusive Resort Brand resort development opportunity in the Market Area, it must negotiate in good faith the terms of a management agreement under which we would manage such Hyatt All-Inclusive Resort Brand resort. In addition, if either party is approached by a third party with respect to the management or franchising of an all-inclusive resort in the Market Area, and such third party has not identified a manager or franchisor for the resort, the parties have agreed to notify each other and provide an introduction to the third party for the purposes of negotiating a management agreement or franchise agreement, as the case may be. The Hyatt Strategic Alliance Agreement will expire on December 31, 2018 unless extended by each party.

Investors Agreement

We are party to an investors agreement with our initial shareholders, including, among others, Bruce D. Wardinski, our Chairman and Chief Executive Officer, Farallon and HI Holdings Playa (as amended, the “Investors Agreement”). The Investors Agreement, dated August 13, 2013, provides that at any time following the date that is six months after the completion of this offering, if either or both of HI Holdings Playa and Farallon has not less than $50 million of invested capital, then such person will have the right to require us to file a registration statement with the SEC related to the resale of their shares. Upon receipt of a demand notice, we must use reasonable best efforts to file the registration statement within 60 days. In addition, we must provide written notice to other parties to the agreement of the proposed filing of the registration statement no less than 20 days before the anticipated filing date and offer them the opportunity to include their shares on the registration statement, subject to certain limitations if the person demanding registration is undertaking an underwritten offering. We must use commercially reasonable efforts to keep the registration statement continuously effective, subject to certain limitations, until the earlier of (i) the date on which all of the shares included on the registration statement may be sold without registration pursuant to Rule 144 under the Securities Act, and (ii) the date on which all such shares have been sold. In addition, if we file a registration statement with the SEC with respect to the offering of our ordinary shares, whether sold by us or by one or more selling shareholders, subject to certain exceptions, our initial shareholders, including Mr. Wardinski, have the right to require us to register some or all of their shares. Subject to certain limitations, we have agreed to indemnify the equity owners included on the registration statement from liabilities related to the applicable registration statement. Upon the completion of this offering, the Investors Agreement will terminate and we will enter into a registration rights agreement with each of Mr. Wardinski, Farallon, HI Holdings Playa and our other current shareholders that incorporates the above registration rights from the Investors Agreement. See “Shares Eligible for Future Sale—Registration Rights.”

Registration Rights Agreement

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and our other current shareholders pursuant to which they will each have the right to require us to register the resale by such holder of some or all of their ordinary shares, subject to certain exceptions. See “Shares Eligible for Future Sale—Registration Rights.”

Real Resort VAT Reimbursement

According to the master investment agreement pursuant to which we purchased Real Resorts, we are required to refund to BD Real Shareholder $4.5 million related to certain VAT credits to which Real Resorts was or is entitled. We are obligated to reimburse such amount as we use the VAT credits to offset our VAT liabilities. At a minimum, Playa is required to pay Real Resorts 25% of the VAT credits per year, regardless of whether such amounts have been used to offset any of our VAT liabilities. As of the date of this prospectus, we have remitted a total of $3.4 million to Real Resorts with respect to such liability leaving a remaining balance of $1.1 million.

Preferred Shares

As part of our Formation Transactions, we issued an aggregate of 32,738,094 preferred shares with a nominal value of $0.01 each (or                     preferred shares with a nominal value of €0.10 each after giving effect to the                     -for-one reverse share split that we will undertake prior to the completion of this offering). See “Description of Share Capital—Authorized and Outstanding Share Capital.” Approximately 82% of our outstanding preferred shares are owned by HI Holdings Playa and the remainder is owned by the BD Real Shareholder.

The preferred shares currently accumulate dividends at a rate of 12% per annum, compounded quarterly, on each January 15, April 15, July 15 and October 15.

We have the right to repurchase the preferred shares at any time at a purchase price of $8.40 ($             after giving effect to the -for-one reverse share split that we will undertake prior to the completion of this offering) plus any accrued and unpaid dividends accumulated thereon. We have entered into an agreement with the holders of our preferred shares to redeem all outstanding preferred shares at this purchase price with the proceeds of this offering upon the closing of this offering. In addition, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share ($             per share after giving effect to the              - for one reverse stock split) we will pay to Hyatt an additional amount upon redemption equal to              per preferred share. As soon as reasonably practicable after the repurchase, and subject to the mandatory two-month creditor opposition period under Dutch law, the preferred shares will be canceled and no preferred shares will remain outstanding. Following such cancellation, our articles of association will be amended to remove all references to preferred shares contained in our articles of association (to the extent such repurchase occurs after our conversion into a N.V.).

Senior Secured Credit Facility

Affiliates of the BD Real Shareholder participate as lenders in our Term Loan portion of our Senior Secured Credit Facility in the initial principal amount of $50 million in satisfaction of certain obligations in connection with our Formation Transactions. See “Description of Certain Indebtedness—Senior Secured Credit Facility” for more information about our Senior Secured Credit Facility and this participation by Inmobiliaria Turística Real, S. de R.L. de C.V. or one or more of its affiliates.

BD Real Shareholder Deferred Consideration

In connection with our Formation Transactions and pursuant to the agreement by which we acquired Real Resorts, we are also required to pay to an affiliate of the BD Real Shareholder, in 16 quarterly payments, additional cash consideration equal to the difference between (i) $1.1 million per quarter and (ii) any interest it receives under our Term Loan for such quarter. As of the date of this prospectus, we had five quarterly payments remaining.

Indemnification Agreements

Effective upon the completion of this offering, our articles of association will provide for certain indemnification rights for our directors and executive officers, and we will enter into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Dutch law. See “Management—Indemnification of Directors and Executive Officers.”

Review, Approval or Ratification of Transactions with Related Persons

Upon the completion of this offering and consistent with Dutch law and our articles of association, we will adopt a code of business conduct and ethics that will prohibit directors and executive officers from engaging in transactions that may result in a conflict of interest with us. The code of business conduct and ethics will include a policy requiring that our Board review any transaction a director or executive officer proposes to have with us that could give rise to a conflict of interest or the appearance of a conflict of interest, including any transaction that would require disclosure under Item 404(a) of Regulation S-K. In conducting this review, our Board will be obligated to ensure that all such transactions are approved by a majority of our Board (including a majority of independent directors) not otherwise interested in the transaction and are fair and reasonable to us and on terms not less favorable to us than those available from unaffiliated third parties.

STRUCTURE AND FORMATION OF OUR COMPANY

In August 2013, we completed our Formation Transactions, which included (i) the consolidation and transfer to us of the ownership of certain resorts that were owned by our prior parent, (ii) the repayment of all the existing indebtedness related to such resorts, (iii) the acquisition of Real Resorts, including its resort management company, (iv) the issuance of our Initial Notes, (v) entering into our Senior Secured Credit Facility and (vi) entering into a strategic relationship with Hyatt.

The following transactions were part of our Formation Transactions:

•	We formed new entities in the Netherlands, Jamaica and St. Lucia as our subsidiaries in order to (i) add to our portfolio the resorts owned by Real Resorts and (ii) acquire our Jamaica resort.

•	We acquired from a subsidiary of our prior parent certain entities that owned one Dominican Republic resort commonly known as Dreams La Romana and two Mexico resorts commonly known as Dreams Puerto Aventuras and Hyatt Ziva Los Cabos and the entity that owned a U.S.-based asset management business related to the management of our resorts, in each case, for a purchase price equal to the book value of the acquired resorts. Prior to this acquisition, we already owned two Dominican Republic resorts commonly known as Dreams Palm Beach and Dreams Punta Cana and three Mexico resorts commonly known as Dreams Cancún, Dreams Puerto Vallarta and Secrets Capri. The agreement under which we acquired the new resorts contains limited seller representations and warranties related to due authorization and enforceability of the agreement and the transferability of interests in certain entities holding ownership interests in the property owners of the acquired resorts. In the event that such resorts were not properly transferred to us, then our sole remedy would be to make a claim related to breach of contract.

•	We acquired from our prior parent an entity known as Playa H&R Holdings B.V. As our wholly-owned subsidiary, Playa H&R Holdings B.V. was used to acquire the resort management company of Real Resorts, as described below, and also acted as the purchaser of the entity that owned the U.S.-based asset management business described in the above bullet point.

•	We acquired 100% of the equity interests of Playa Resorts Holding B.V. from our prior parent for an aggregate purchase price equal to $881.5 million. The purchase price we paid consisted of $470.8 million in cash and the issuance of our ordinary shares with a value equal to $410.7 million.

•	Certain of the shareholders of our prior parent redeemed their ownership interests in our prior parent in exchange for our ordinary shares.

•	From the $470.8 million of cash proceeds that our prior parent received in exchange for the equity interests in Playa Resorts Holding B.V., our prior parent repaid outstanding indebtedness of approximately $427.7 million related to the Contributed Resorts, including a $41.3 million swap breakage fee and accrued but unpaid interest. The outstanding balance of the indebtedness related to the Contributed Resorts was assumed by our prior parent so that the Contributed Resorts were released from any liabilities in relation to the indebtedness.

•	Hyatt purchased our ordinary shares and preferred shares with an aggregate equity value equal to $325 million in accordance with the terms of the Subscription Agreement. See “Certain Relationships and Related Party Transactions-Hyatt Agreements—Subscription Agreement.”

•	We entered into our Senior Secured Credit Facility, which consisted of (i) a $25 million Revolving Credit Facility (subsequently increased to $50 million) and (ii) a $375 million Term Loan. See “Description of Certain Indebtedness—Senior Secured Credit Facility.”

•	We consummated the offering of our Initial Notes in the aggregate principal amount of $300 million. See “Description of Certain Indebtedness—Senior Notes due 2020.”

•	We made investments that resulted in us, directly or indirectly, owning 100% of the equity interests of Real Resorts, which owns four Mexican resorts in Cancún and a resort management company. The aggregate amount we invested to acquire these entities was approximately $413.3 million (including amounts required to repay existing indebtedness relating to Real Resorts). The agreement relating to our investment in such entities includes standard seller representations and warranties with certain limitations. In the event that the applicable assets were not properly transferred to us, then our sole remedy may be to make a claim against the BD Real Shareholder.

•	We acquired our Jamaica resort for a total purchase price of approximately $66.2 million in cash. The agreement relating to such transaction contains representations and warranties from each of the existing property owner and the lender related to the due authorization of such agreement and additional representations and warranties from the owner regarding certain property and employee related matters. The representations and warranties in such agreement did not survive the closing of the transaction and were in form and content reflective of the “as is” nature of the transaction.

Upon the completion of our Formation Transactions, our portfolio consisted of (i) the all-inclusive Contributed Resorts previously owned by our prior parent, (ii) Real Resorts, which includes the resort management company that managed those resorts and (iii) our Jamaica resort.

Prior to the completion of this offering, Playa Hotels & Resorts B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), will be converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Playa Hotels & Resorts N.V. pursuant to the Deed of Amendment and Conversion. As part of the Deed of Amendment and Conversion, a                     -for-one reverse share split will be executed whereby every                     ordinary shares (with a nominal value of $0.01) and every                     preferred shares (with a nominal value of $0.01) will be combined into one ordinary share (with a nominal value of €0.10) and one preferred share (with a nominal value of €0.10), respectively, and                      ordinary shares will be issued and                      ordinary shares will be repurchased in connection therewith to address fractional shares that would have resulted from the reverse stock split.

For a summary of our portfolio upon the completion of this offering, see “Our Business and Resorts—Our Portfolio.” The following chart depicts our structure and ownership after giving effect to the issuance and sale of the ordinary shares offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming the underwriters do not exercise their overallotment option to purchase additional ordinary shares.

If the underwriters exercise their overallotment option in full, our executive officers, directors and employees, collectively, public shareholders, Farallon, HI Holdings Playa and other continuing shareholders are expected to own             %,             %,             %,             % and             %, respectively, of our outstanding ordinary shares. Share percentages referenced in this section exclude              treasury shares,              unvested restricted ordinary shares to be granted in connection with this offering to executive officers, employees and directors pursuant to our equity incentive plan and              ordinary shares reserved for future issuance under our equity incentive plan. Other continuing shareholders consist of parties to the Investors Agreement, other than Farallon, HI Holdings Playa and Bruce D. Wardinski, our Chairman and Chief Executive Officer.

Determination of Offering Price

Prior to the completion of this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters

In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are the history and prospects for the lodging industry generally and the all-inclusive segment specifically, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income and cash flows, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the lodging industry and the all-inclusive segment and the economy in our markets as a whole. The initial public offering price will not necessarily bear any relationship to the book value of our properties and assets, our financial condition or performance or any other established criteria of value and may not be indicative of the market price for our ordinary shares after this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The terms of our Senior Secured Credit Facility and our Senior Notes due 2020 are summarized below.

Senior Secured Credit Facility

General

On August 9, 2013, our subsidiary, Playa Resorts Holding B.V., entered into a senior secured credit agreement with Deutsche Bank AG New York Branch, as Administrative Agent, L/C Issuer, Swing Line Lender and Mexican Collateral Agent, and the other lenders party thereto. Our Senior Secured Credit Facility currently consists of (i) a $50 million Revolving Credit Facility and (ii) a $375 million Term Loan.

Revolving Credit Facility

Our Revolving Credit Facility permits us to borrow up to a maximum aggregate principal amount of $50 million, which amounts may be borrowed, repaid and reborrowed during the term of our Revolving Credit Facility. Our Revolving Credit Facility may be used for working capital, capital expenditures, acquisitions, development and general corporate purposes. Borrowings are subject to the satisfaction of customary conditions, including absence of any default or event of default and the continuing accuracy of representations and warranties. As of June 30, 2016 and the date of this prospectus, there was approximately $25.0 million and $ million, respectively, outstanding under our Revolving Credit Facility.

Term Loan

Under our Term Loan, we have borrowed $375 million, $325 million of which was funded in cash at the closing of our Term Loan and $50 million of which was initially issued to Inmobiliaria Turística Real, S. de R.L. de C.V. or one or more of its affiliates in satisfaction of certain obligations in connection with our Formation Transactions. As of June 30, 2016 and the date of this prospectus, there was approximately $364.7 million and $             million, respectively, outstanding under our Term Loan.

Maturities

Our Senior Secured Credit Facility closed substantially concurrently with the completion of our Formation Transactions and our Term Loan matures on August 9, 2019. Prior to the maturity date, our Term Loan amortizes on a quarterly basis, with quarterly principal payments due in the amount of $937,500 per quarter. Our Revolving Credit Facility matures on August 9, 2018.

Mandatory Prepayments

We are required to make mandatory prepayments on our Term Loan in an amount equal to a percentage of our excess cash flow (as defined in our Senior Secured Credit Facility) for each fiscal year. Such percentage is 50% for any fiscal year in which our leverage ratio (as defined in our Senior Secured Credit Facility) is greater than 4.75:1.00, reduced to 25% for any fiscal year in which our leverage ratio is less than or equal to 4.75:1.00 and greater than 3.75:1.00 and further reduced to zero when our leverage ratio is less than or equal to 3.75:1.00. Our Senior Secured Credit Facility is also subject to customary mandatory prepayments for asset sales and casualty events (subject to certain exceptions, including for customary reinvestment rights) and issuances of any debt that is not otherwise permitted under our Senior Secured Credit Facility. Such mandatory prepayments shall be applied to the scheduled installments of principal in direct order of maturity.

Security

Our Senior Secured Credit Facility is secured by a first priority perfected security interest in (i) all hotel real property in Mexico on the closing date of our Senior Secured Credit Facility, (ii) certain personal property associated with such hotel properties and (iii) pledges of equity interests in Playa Resorts Holding B.V., Playa H&R Holdings, B.V., BD Real Resorts, S. de R.L. de C.V., Playa USA and certain of our subsidiaries that directly or indirectly own equity interests in any hotel property.

Interest

The interest rate of our Senior Secured Credit Facility is (i) if our Term Loan is maintained as a LIBOR-based loan, the sum of the applicable LIBOR rate plus a margin of 3.00% or, if our Term Loan is maintained as a base rate loan, the sum of the applicable base rate plus a margin of 2.00%, and (ii) if a loan under our Revolving Credit Facility is maintained as a LIBOR-based loan, the sum of the applicable LIBOR rate plus a margin of 3.75% or, if such a loan is maintained as a base rate loan, the sum of the applicable base rate plus a margin of 2.75%. LIBOR rates are elected at our option upon the completion of each interest period for periods of one, three or six months unless other periods are agreed to by the lenders. The base rate is equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of interest of the administrative agent, (iii) the one-month LIBOR rate plus 1.00%, and (iv) solely with respect to the initial Term Loan, 2.00%. As of the date of this prospectus, the interest rate on our Term Loan is equal to             %.

Fees

In connection with the closing of our Senior Secured Credit Facility, we paid the lenders and arrangers certain upfront and arranger fees. In addition, under our Revolving Credit Facility, we pay an unused commitment fee on the average daily undrawn amounts at a rate that varies between 0.25% and 0.50%, depending on the level of our secured leverage ratio in effect from time to time.

Financial Covenants

Our Senior Secured Credit Facility requires us to comply with the following financial covenants, which are tested quarterly on a trailing four quarter basis and are subject to certain rights to cure based on the receipt of cash proceeds of an equity issuance:

•	maintenance of a maximum secured leverage ratio (as defined in our Senior Secured Credit Facility) of 4.00:1.00; and

•	maintenance of a minimum interest coverage ratio (as defined in our Senior Secured Credit Facility) of 2.00:1.00.

Representations, Warranties and Non-Financial Covenants

Our Senior Secured Credit Facility contains certain representations and warranties, requires us to comply with certain affirmative covenants and contains certain negative covenants that limit, among other things, our ability and the ability of our subsidiaries (other than certain subsidiaries that may from time to time be designated as unrestricted subsidiaries) to:

•	incur indebtedness;

•	pay dividends or make certain other distributions or redeem equity interests;

•	make acquisitions and investments;

•	create liens or grant security interests;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	engage in transactions with affiliates;

•	prepay our Senior Notes due 2020 and certain other junior indebtedness; and

•	make capital expenditures.

Events of Default

Our Senior Secured Credit Facility also contains customary events of default, including but not limited to:

•	non-payment of principal, interest or fees;

•	breach of representations or warranties;

•	violations of covenants;

•	cross defaults with certain other indebtedness and agreements, including without limitation the Indenture governing our Senior Notes due 2020;

•	certain bankruptcy-related events; and

•	the occurrence of certain change in control transactions.

Guarantees

The borrowings under our Senior Secured Credit Facility are guaranteed by certain of our subsidiaries. In addition, Playa Hotels & Resorts N.V. is a guarantor under our Senior Secured Credit Facility, though recourse is limited to its equity interest in the borrower.

Senior Notes due 2020

On August 9, 2013, our subsidiary, Playa Resorts Holding B.V., issued our Initial Notes. On February 15, 2014 and on May 12, 2015, we issued an additional $75 million and $50 million, respectively, in principal amounts of our Senior Notes due 2020 (our “Additional Notes”). The terms and conditions of our Additional Notes are identical to the terms and conditions of our Initial Notes, other than issue date and issue price, and our Additional Notes vote together as a single class and constitute an additional issuance of, and form a single series with, our Initial Notes.

General

Our Senior Notes due 2020 are our senior unsecured obligations and are pari passu with all existing and future senior unsecured indebtedness of Playa Resorts Holding B.V.

Guarantee

Our Senior Notes due 2020 are guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee our Senior Secured Credit Facility or certain other indebtedness, subject to certain exceptions. The guarantees of certain of our subsidiaries will be such guarantors’ unsecured obligations and will be subordinated in right of payment only to their respective obligations under certain designated senior indebtedness.

Maturity

Our Senior Notes due 2020 will mature on August 15, 2020.

Interest

Interest on our Senior Notes due 2020 accrues at the rate of 8.00% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year.

Optional Redemption

We may redeem our Senior Notes due 2020, in whole or in part, at any time, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2016	106.000%
2017	104.000%
2018	102.000%
2019 and thereafter	100.000%

Mandatory Redemption

If we experience certain kinds of changes of control, we will be required to offer to purchase our Senior Notes due 2020 at 101% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Redemption for Taxation Reasons

If certain changes in the law of any relevant taxing jurisdiction would require us to pay additional amounts on our Senior Notes due 2020, we may redeem our Senior Notes due 2020 in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest and such additional amounts, if any, to the date of redemption.

Certain Covenants

The Indenture requires us to comply with certain negative covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur indebtedness;

•	declare or pay dividends, redeem shares or make other distributions to shareholders;

•	make investments;

•	create liens or grant security interests in our assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends or make certain other payments;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	engage in transactions with affiliates; and

•	sell or transfer assets.

Events of Default

The Indenture also contains customary events of default, including, but not limited to:

•	default for 30 days in the payment of interest;

•	default in the payment when due of principal of or premium, if any, on our Senior Notes due 2020;

•	breach of the covenant regarding mergers, consolidations or sale of assets;

•	failure to comply with the repurchase obligations under the Indenture;

•	failure to comply with certain other covenants;

•	cross defaults with certain other indebtedness and agreements aggregating in excess of $35 million, including without limitation our Senior Secured Credit Facility, if not cured, waived or rescinded within 60 days of acceleration;

•	failure to pay final judgments aggregating in excess of $35 million if such judgment is not paid, discharged or stayed for a period of 60 days;

•	certain bankruptcy-related events; and

•	certain guarantees of our Senior Notes due 2020 by a significant subsidiary being held unenforceable or invalid, subject to certain exceptions.

PRINCIPAL SHAREHOLDERS

Immediately prior to the completion of this offering there will be                     ordinary shares outstanding and                     ordinary shareholders of record and                     preferred shares outstanding (after giving effect to the contemplated                     -for-one reverse share split and the incidental issue of ordinary shares and the repurchase of ordinary shares in connection therewith to address fractional shares that would have resulted from the reverse stock split) and two preferred shareholders of record. We expect to repurchase all of our outstanding preferred shares, which are held by the BD Real Shareholder and HI Holdings Playa, with the net proceeds from this offering, and we expect that such repurchased preferred shares will be canceled as soon as reasonably practicable thereafter.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares following the completion of this offering, taking into account our                     -for-one reverse share split and the incidental issue of ordinary shares and the repurchase of ordinary shares in connection therewith to address fractional shares that would have resulted from the reverse stock split, and the repurchase of all of our outstanding preferred shares, by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each holder of five percent or more of our ordinary shares. This table assumes (i) the issuance of                     ordinary shares in this offering, (ii) no additional purchases by any of the aforementioned holders and (iii) the underwriters do not exercise their overallotment option.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, the address of each person named below is c/o Playa Hotels & Resorts N.V., Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Ownership Upon the Completion of this Offering
Beneficial Owner	Number of Ordinary Shares (post reverse share split and incidental issue and repurchase of Ordinary Shares)	Percentage of All Ordinary Shares(1)
Executive Officers, Directors and Director Nominees
Bruce D. Wardinski		%
Alexander Stadlin		%
Larry Harvey		%
Kevin Froemming		%
David Camhi		%
Stephen G. Haggerty		%
Daniel J. Hirsch(2)(3)(4)		%
Hal Stanley Jones		%
Stephen L. Millham(5)		%
H. Charles Floyd		%
Arturo Sarukhan		%
Elizabeth Lieberman
All executive officers, directors, director nominees as a group (11 persons)		%

Beneficial Ownership Upon the Completion of this Offering
Beneficial Owner	Number of Ordinary Shares (post reverse share split and incidental issue and repurchase of Ordinary Shares)	Percentage of All Ordinary Shares(1)

Other 5% Shareholders

Cabana Investors B.V.(3)		%

Playa Four Pack, L.L.C.(4)		%

HI Holdings Playa (6)		%

*	Less than 1.0%

(1)	Assumes ordinary shares are outstanding immediately following this offering.
(2)	Mr. Hirsch’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(3)	The sole owner of Cabana Investors B.V. is Coöperatieve Cabana U.A. The sole owners of Coöperatieve Cabana U.A. are Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Farallon Capital Offshore Investors II, L.P. (collectively, the “Cabana Farallon Funds”). FP is the general partner of each of the Cabana Farallon Funds and may be deemed to beneficially own our ordinary shares indirectly owned by each of the Cabana Farallon Funds. As managing members of FP with the power to exercise investment discretion, each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly (collectively, the “Farallon Managing Members”) may be deemed to beneficially own our ordinary shares indirectly owned by each of the Cabana Farallon Funds. Each of FP, the Farallon Managing Members, Coöperatieve Cabana U.A. and the Cabana Farallon Funds disclaims beneficial ownership of our ordinary shares held by Cabana Investors B.V. All of the entities and individuals identified in this footnote disclaim group attribution. Daniel J. Hirsch, a Managing Member of FP, is a member of our Board. Cabana Investors B.V.’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(4)	FCM is the manager of Playa Four Pack, L.L.C. and may be deemed to beneficially own our ordinary shares held by Playa Four Pack, L.L.C. The sole owners of Playa Four Pack, L.L.C. are Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. (collectively, the “Four Pack Farallon Funds”). FP is the general partner of each of the Four Pack Farallon Funds and may be deemed to beneficially own our ordinary shares indirectly owned by each of the Four Pack Farallon Funds. As managing members of each of FP and FCM with the power to exercise investment discretion, each of the Farallon Managing Members may be deemed to beneficially own our ordinary shares held by Playa Four Pack, L.L.C. and indirectly owned by each of the Four Pack Farallon Funds. Each of FP, FCM, the Farallon Managing Members and the Four Pack Farallon Funds disclaims beneficial ownership of our ordinary shares held by Playa Four Pack, L.L.C. All of the entities and individuals identified in this footnote disclaim group attribution. Daniel J. Hirsch, a Managing Member of each of FCM and FP, is a member of our Board. Playa Four Pack, L.L.C.’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(5)	Mr. Millham’s address is c/o Playa Hotels & Resorts, 3950 University Drive, Suite 301, Fairfax, Virginia 22030.
(6)	HI Holdings Playa is an indirect wholly-owned subsidiary of Hyatt. Hyatt and each of AIC Holding Co., Hyatt International Corporation and Hyatt International Holdings Co., each a direct or indirect wholly-owned subsidiary of Hyatt, may be deemed to beneficially own our ordinary shares held by HI Holdings Playa.

DESCRIPTION OF SHARE CAPITAL

This section of the prospectus includes a description of the material terms of our articles of association and of applicable Dutch law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of our articles of association, which are attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of our articles of association.

General

We were incorporated on March 28, 2013 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. Prior to the completion of this offering and pursuant to the Deed of Amendment and Conversion, which was approved at our General Meeting on             , 2016 and will be executed in connection with our conversion to a public limited liability company, we will be converted into a public limited liability company (naamloze vennootschap) and change our legal name to Playa Hotels & Resorts N.V.

When we refer to our “articles of association” in this prospectus, we mean our articles of association in effect as of the execution of the Deed of Amendment and Conversion.

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 57593590. Our corporate seat is in Amsterdam, the Netherlands and our registered office is at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Our ordinary shares sold in this offering are subject to, and have been created under, Dutch law. Set forth below is a summary of relevant information concerning the material provisions of our articles of association and applicable Dutch law.

Authorized and Outstanding Share Capital

Our authorized share capital is             , divided into             ordinary shares and             preferred shares, each with a nominal value of €0.10. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association and may be a maximum of five times our issued capital. Upon the completion of this offering, assuming ordinary shares are sold in this offering (and the underwriters do not exercise their overallotment option) and the application of the net proceeds from this offering as described under “Use of Proceeds” and cancellation of all preferred shares by us, our issued share capital is expected to consist of             ordinary shares with a nominal value of €0.10. No preferred shares will remain issued and outstanding.

Share Ownership Limitations

Our articles of association provide that if (a) a Brand Owner acquires shares such that the Brand Owner owns in excess of 15% of our outstanding ordinary shares, or (b) a Restricted Brand Company acquires shares such that the Restricted Brand Company owns in excess of 5% of our outstanding ordinary shares, then, upon becoming aware of either share cap being exceeded, we will send a notice to such shareholder granting the shareholder 15 days to dispose of such ordinary shares. Such notice will immediately trigger the transfer obligation and suspend the voting rights and dividend rights of the shareholder exceeding the cap. If such ordinary shares are not disposed by such time, we will be irrevocably authorized to transfer the excess shares to a foundation until sold to a third party. If the shares are not transferred to a foundation or a third party within a certain period of us becoming aware of a violation of the applicable restriction, Hyatt will have the right to terminate all (but not less than all) of its franchise agreements with us.

Anti-Takeover Measures

Under Dutch law, protective measures against takeovers are permissible, within the boundaries set by Dutch statutory and case law. See “Risk Factors—Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid” and the table below in the section “—Differences in Corporate Law.”

Form of Ordinary Shares

Pursuant to our articles of association, our ordinary shares are registered shares, although our Board may resolve that one or more ordinary shares are bearer shares, represented by physical share certificates.

Exchange Listing

We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “             .”

Transfer Agent and Registrar

Initial settlement of our ordinary shares offered in this offering is expected to take place on or about the completion date of this offering through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities. Each person investing in ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares.

For as long as any ordinary shares are listed on the NYSE or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the ordinary shares reflected in the register administered by our transfer agent.

We will list our ordinary shares in registered form and such ordinary shares, through our transfer agent, will not be certificated. We have appointed as our agent in New York to maintain our shareholders’ register on behalf of our Board and to act as transfer agent and registrar for our ordinary shares. Our ordinary shares will be traded on the NYSE in book-entry form.

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our Board and, when it regards the subregister, on behalf of our Board, through our transfer agent. In our shareholders’ register, the names and addresses and other relevant information required by law of all holders of our registered shares are recorded, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us, as well as the amount paid on each share. The shareholders’ register also includes the names and addresses and other relevant information required by law of those with a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht) in respect of such shares. The ordinary shares sold in this offering and held in book-entry form will be held through DTC, therefore DTC will be recorded in the shareholders’ register as the holder of those ordinary shares.

Shareholders, usufructuaries and pledgees whose name and contact information must be recorded in our shareholders’ register are required to provide our Board with this information in a timely fashion. Upon request, shareholders, usufructuaries and pledgees shall be provided with an extract of our shareholders’ register in respect of their right to one or more registered shares.

Transfer of Shares

Transfers of registered shares (other than in book-entry form) require a written deed of transfer and, unless we are a party to the deed of transfer, an acknowledgement by or proper service upon us to be effective. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, unless held by affiliates. See ”Shares Eligible for Future Sale.”

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the General Meeting. Our articles of association provide that our General Meeting may only adopt such resolution upon a proposal of our Board. Our General Meeting may authorize our Board to issue new shares or grant rights to subscribe for shares, following a proposal by our Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent, that such authorization is effective, our General Meeting will not have the power to issue shares and rights to subscribe for shares.

Our General Meeting adopted a resolution on             , 2016 pursuant to which our Board is irrevocably authorized to (i) for a period of five years from the date of the resolution, issue shares and grant rights to subscribe for shares in the form of ordinary shares up to the amount of the authorized share capital (from time to time) and (ii) exclude any preemptive rights relating thereto.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (unless limited as described herein). A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for: (i) preferred shares; (ii) ordinary shares for consideration other than cash; (iii) ordinary shares to our employees or employees of one of our group companies; or (iv) shares issued upon the exercise of previously granted rights to subscribe for shares. Preferred shares do not carry preemptive rights.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the General Meeting upon a proposal of our Board. Such authorization for our Board can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent that, such authorization is effective, our General Meeting will not have the power to limit or exclude preemptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the General Meeting to limit or exclude the preemptive rights, or to designate our Board as the authorized body to do so, requires a simple majority of the votes cast at a General Meeting if at least 50% of the issued share capital is represented at the meeting or at least 66 2/3% of the votes cast at the General Meeting if less than 50% of the issued share capital is represented at the meeting.

Our General Meeting adopted a resolution pursuant to which our Board is irrevocably authorized to limit or exclude the preemptive rights of ordinary shareholders for a period of five years from the date of such resolution.

For each annual General Meeting, we expect that our Board will place on the agenda a proposal to re-authorize our Board to issue new shares, grant rights to subscribe for shares or limit or exclude preemptive rights for newly issued ordinary shares, each as described above, for a period of five years from the date of the resolution.

Repurchases of Our Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•	such shares are fully paid-up;

•	such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•	immediately after the acquisition of such shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or under universal title of succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire shares only if our General Meeting has authorized our Board to do so. An authorization by the General Meeting for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the General Meeting is required if ordinary shares are acquired by us on the NYSE with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. On             , 2016 our General Meeting adopted a resolution pursuant to which (i) all of our issued and outstanding preferred shares will be repurchased with the net proceeds from this offering at a price per preferred share of $8.40 ($             after the             -for-one reverse share split that we will undertake prior to the completion of this offering) plus accrued and unpaid dividends accumulated thereon and plus, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share, additional amount upon redemption equal to $             per preferred share that we will pay to Hyatt, as described in “Certain Relationships and Related Party Transactions—Preferred Shares,” and (ii) our Board will, effective upon the completion of this offering, be authorized to acquire 25% of the issued and outstanding ordinary shares on the NYSE for an 18-month period from the date of such resolution for a price per share not exceeding 110% of the market price of the shares on the NYSE (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition). For each annual General Meeting, we expect that our Board will place on the agenda a proposal to re-authorize our Board to repurchase our shares for a period of 18 months from the date of the resolution. We cannot derive any right to any distribution from ordinary shared acquired by us.

Capital Reductions; Cancellation

At a General Meeting, our shareholders may at the proposal of our Board resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by amending our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to (i) shares held by the company itself or in respect of which the company holds the depository receipts, (ii) all shares of a class if approved by the holders of all shares of that class, or (iii) all preferred shares. In order to be approved by the General Meeting, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a General Meeting if at least 50% of the issued share capital is represented at such meeting or at least 66 2/3% of the votes cast at a General Meeting if less than 50% of the issued share capital is represented at such meeting.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval by a simple majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

We expect to repurchase in full and cancel all of our outstanding preferred shares following this offering. Our General Meeting must authorize our Board to repurchase our preferred shares. Our General Meeting adopted this resolution on , 2016. All of our outstanding preferred shares will be repurchased by us at a price per preferred share of $ plus accrued and unpaid dividends and interest accumulated thereon. In addition, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share, we will pay Hyatt an additional amount upon redemption equal to $             per preferred share. See “Certain Relationships and Related Party Transactions—Preferred Shares.” Following the repurchase and subject to a mandatory two-month creditor opposition period, all of our preferred shares will be canceled. Such cancellation will occur without any further payments and the preferred shares will not carry any conversion rights, other financial rights or voting rights.

Corporate Objectives

Under our articles of association, our corporate objectives are:

•	to participate in, acquire, hold and dispose of any interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

•	to finance subsidiaries and their enterprises, and to borrow from and lend money to subsidiaries;

•	to acquire, exploit and dispose of registered property and other property;

•	to acquire, exploit and dispose of patents, trade names, trademarks, know-how, royalties and rights of intellectual and/or industrial property, as well as to grant a license to such rights and to acquire and exploit licenses;

•	to furnish guarantees, provide security, warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of our group companies or other parties; and

•	to do anything which, in the widest sense, is connected with or may be conducive to the matters described above.

Amendment of Articles of Association

At a General Meeting, at the proposal of our Board, our shareholders may resolve to amend our articles of association. A resolution by our shareholders to amend our articles of association requires a simple majority of the votes cast.

General Meetings

Our General Meetings are held in Amsterdam, Rotterdam, The Hague, Utrecht, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All of our shareholders and others entitled to attend our General Meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We shall hold at least one General Meeting each year, to be held within six months after the end of our fiscal year. A General Meeting shall also be held within three months after our Board has determined it to be likely that our equity has decreased to an amount equal to or lower than half of our paid up and called up capital, in order to discuss the measures to be taken if so required. If our Board fails to hold such general meetings of shareholders in a timely manner, each shareholder and other person entitled to attend our shareholders’ meetings may be authorized by the Dutch court to convene the General Meeting.

Our Board and/or Chief Executive Officer may convene additional extraordinary general meetings of shareholders whenever they so decide, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a General Meeting. The Dutch court will disallow the application if (1) the applicants have not previously requested in writing that our Board convene a shareholders’ meeting or (2) our Board has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

Our General Meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of the General Meeting. For the annual General Meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition of and filling of any vacancies on our Board. In addition, the agenda for a General Meeting includes such additional items as determined by our Board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the 60th day before the day the relevant shareholder meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda. Moreover, in certain circumstances, agenda items require a prior Board proposal for adoption (e.g., an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, payments of dividends, the application for bankruptcy and a merger or demerger of us).

We will give notice of each General Meeting by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a General Meeting. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in our shareholders’ register.

Pursuant to our articles of association, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a General Meeting to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at the General Meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of the General Meeting. Our articles of association provide that a shareholder must notify us in writing of his or her identity and his or her intention to attend (or be represented at) the General Meeting, such notice to be received by us on the date set by our Board in accordance with our articles of association and as set forth in the convening notice. If this requirement is not complied with or if upon our request no proper identification is provided by any person wishing to enter the General Meeting, the chairman of the General Meeting may, in his or her sole discretion, refuse entry to the shareholder or his or her proxy holder.

Pursuant to our articles of association, our General Meeting is chaired by the Lead Independent Director, who is the chairman by law of our Board. If the Lead Independent Director is absent, our Chief Executive Officer shall, if he or she is present, chair the meeting. If our Chief Executive Officer is not present, the directors present at the meeting shall appoint one of them to be chairman. If no directors are present at the General Meeting, the General Meeting shall appoint its own chairman.

The chairman of the General Meeting may decide at his or her discretion to admit other persons to the meeting. The chairman of the General Meeting shall appoint another person present at the shareholders’ meeting to act as secretary and to record the minutes of the meeting. The chairman of the General Meeting may instruct a civil law notary to draw up a notarial report of the proceedings at our expense, in which case no minutes need to be prepared. The chairman of the General Meeting is authorized to eject any person from the General Meeting if the chairman considers that person disruptive to the orderly proceedings. The General Meeting may be conducted in any language other than the Dutch language, if so determined by the chairman of the General Meeting.

Voting Rights and Quorum Requirements

In accordance with Dutch law and our articles of association, each share, irrespective of which class it concerns, confers the right on the holder thereof to cast one vote at the General Meeting. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. We may not exercise voting rights for ordinary shares in respect of which we or a direct or indirect subsidiary has a right of usufruct or a pledge. Dutch law does not permit cumulative voting for the election of directors.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the General Meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares shall have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes shall not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a General Meeting. The chairman of the General Meeting shall determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a General Meeting by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provide for a special majority and/or quorum in relation to specified resolutions.

Subject to certain restrictions in our articles of association, the determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. Our Board will keep a record of the resolutions passed at each General Meeting.

Our articles of association and Dutch law provide that resolutions of our Board concerning a material change in our identity, character or business are subject to the approval of the General Meeting. Such changes include:

•	a transfer of all or materially all of our business to a third party;

•	the entry into or termination of a long-lasting alliance of us or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to us; and

•	the acquisition or disposition of an interest in the capital of a company by us or by our subsidiary with a value of at least one third of the value of our assets, according to the balance sheet with explanatory notes or, if we prepare a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Adoption of Annual Accounts and Discharge of Management and Supervisory Liability

Pursuant to Dutch law, we are required to publish our annual accounts within eight days after our shareholders’ adoption of such accounts and ultimately within 12 months after the end of our fiscal year.

Our Board will prepare our annual accounts, each year within five months after the end of our fiscal year, which period may be extended up to a maximum of ten months from the end of our fiscal year by the General Meeting on account of extraordinary circumstances. The annual accounts must be accompanied by an auditor’s certificate, a management report and certain other mandatory information and will be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the General Meeting may appoint and, subject to certain restrictions, remove our independent auditor, as referred to in Section 2:393 Dutch Civil Code, who audits the annual accounts. If our shareholders at a General Meeting fail to appoint an independent auditor, the auditor will be appointed by our Board. The annual accounts are adopted by our shareholders at the General Meeting and will be prepared in accordance with Title 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by our shareholders does not release our directors from liability for acts reflected in such accounts. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the Dutch regulator Stichting Autoriteit Financiële Markten (Netherlands Authority for the Financial Markets (“AFM”)). The AFM will review the content of the financial reports and has the authority to request information from us if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description, see “—Dutch Financial Reporting Supervision Act.”

Dividends and Other Distributions

We may only make distributions to our shareholders and other persons entitled to distributable profits if our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association.

Any amount remaining out of distributable profits is added to our reserves as our Board determines. After reservation by our Board of any distributable profits, the shareholders, upon the proposal of our Board, may declare a dividend. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. Interim dividends are deemed advances on the final dividend to be declared with respect to the fiscal year in which the interim dividends have been declared. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

Distributions shall be payable in the currency determined by our Board at a date determined by our Board. Our Board will set the record date to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any dividends on the ordinary shares for the foreseeable future.

Dissolution, Liquidation, Merger, or Demerger

Our shareholders may at a General Meeting, based on a proposal by our Board, by means of a resolution passed by a simple majority of the votes cast, resolve that we will be dissolved. In the event of our dissolution, our liquidation shall be effected by our Board, unless the General Meeting decides otherwise.

In the event of a dissolution and liquidation, the assets remaining after payment of all of our debts (including any liquidation expenses) are to be distributed (i) first to the holders, if any, of preferred shares, the greater of (a) the nominal value of the preferred shares (to the extent paid-up) plus unpaid accrued dividends and (b) the amount the holders of preferred shares would receive if such shares plus any dividends thereon were converted into ordinary shares prior to such liquidation distribution, and (ii) second, the balance remaining, to the ordinary shareholders in proportion to the aggregate nominal value of their ordinary shares. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

At the proposal of our Board, the General Meeting may resolve with a simple majority of the votes cast (subject to certain exceptions) to legally merge or demerge us within the meaning of Title 7, Book 2 of the Dutch Civil Code.

Limitations on Non-residents and Exchange Controls

There are no limits under Dutch law or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Under Dutch law, there currently are no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company to persons outside the Netherlands.

Dutch Squeeze-Out Proceedings

A shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the shareholder who holds such 95% majority. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of our issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving us, a contribution of cash and/or assets against issuance of our shares, the issue of new shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public limited liability company (naamloze vennootschap) is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of our assets and our dissolution or liquidation is subject to approval by a majority of the votes cast in our General Meeting. Our articles of association provide that our General Meeting may only adopt such resolution upon a proposal of our Board.

Dutch Corporate Governance Code

In December 2003, a committee commissioned by the Dutch State (Commissie Tabaksblat) published the DCGC. The DCGC was revised by the Frijns Committee (Commissie Frijns) in December 2008 and enacted on January 1, 2009. The full text of the DCGC can be found on www.commissiecorporategovernance.nl. On February 11, 2016, the Van Manen Committee (Commissie Van Manen) presented a proposal to revise the DCGC to market participants. The Van Manen Committee aims to submit a revised DCGC to the Dutch legislator in late 2016 after consulting the relevant stakeholders involved with the intention that the revised DCGC becomes effective on January 1, 2017, after which we will assess which deviations should be explained in our management report publicly filed in the Netherlands. When we refer to the DCGC in this prospectus, we mean the DCGC as in effect as of the date of this prospectus, unless otherwise indicated.

Because we have our registered office in the Netherlands and will have our ordinary shares listed on an equivalent third (non-EU) country market to a regulated market (e.g., the NYSE), we are subject to the DCGC.

The DCGC is based on a “comply or explain” principle. Accordingly, we are required to disclose in our management report publicly filed in the Netherlands whether or not we are complying with the various applicable provisions of the DCGC. If we do not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), we are required to explain the reasons for such non-compliance. The DCGC contains both principles and best practice provisions for our Board, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our Board, for example, in relation to its role and composition, conflicts of interest, independence requirements for non-executive directors, Board committees and compensation, to shareholders and the General Meeting (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders), and to our financial reporting, including external auditor and internal audit requirements.

We acknowledge the importance of good corporate governance. However, on the date of this prospectus, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that will apply to us upon the completion of this offering, or because such provisions do not reflect best practices of global companies listed on the NYSE.

The discussion below summarizes certain important differences between our expected governance structure following this offering and the principles and best practices of the DCGC:

•	Best practice provision I.2—which is proposed to remain in the revised DCGC as best practice provision 4.1.3 (viii)—provides that each substantial change in our corporate governance structure and in our compliance with the DCGC must be submitted to the General Meeting for discussion under a separate agenda item. We believe that this best practice provision does not reflect a customary practice of global companies listed on the NYSE. As our ordinary shares will be listed on the NYSE only, we intend to comply with the corporate governance rules that apply to companies that are listed on the NYSE only and therefore will not comply with this best practice provision.

•	Principle II.2 and associated best practice provisions regarding compensation, which are proposed to remain in the remuneration section of the revised DCGC. We believe that our compensation policy will help to focus directors, executive officers and other employees on business performance that creates shareholder value, to encourage innovative approaches to our business and to encourage ownership of our ordinary shares by directors, executive officers and other employees. The compensation policy effective upon the completion of this offering contemplates grants of restricted shares, and, in the future, may include, among other things, incentive share options, nonqualified share options, share appreciation rights, restricted share units, performance units, other share-based awards or any combination of those awards to directors, executive officers and employees that enables better identification with shareholder interests. The compensation committee prepared a compensation policy which was approved by our Board and was adopted by our General Meeting and will be disclosed in accordance with applicable law. We will comply with applicable NYSE and SEC rules which deviate from the DCGC. See “Management—Executive Compensation” and “Management—Director Compensation.”

•	Best practice provision III.7.1 prohibits the granting of shares or rights to shares to non-executive directors as compensation. It is common practice for companies listed on the NYSE to grant shares to the non-executive members of the board as compensation, in order to align the interests of the non-executive members of the board with the company’s interests and those of its stakeholders. We will adhere to this common practice and will deviate from the DCGC. However, the proposal for the revised DCGC allows for compensation of non-executive directors in the form of shares under certain conditions which we will assess after the revised DCGC becomes effective.

•

Best practice provision III.8.4 stipulates that the majority of the board of directors must consist of non-executive members and must be independent within the meaning of best practice provision III.2.2., which are proposed to remain in the revised DCGC. As our ordinary shares will be listed on the NYSE only, we intend to comply with the corporate governance rules that apply to and are customary for companies that are listed on the NYSE, and will therefore apply the NYSE criteria and SEC rules on independence of directors. We expect that, in addition to all of our non-executive directors being independent under the NYSE rules, initially three of our non-executive directors will be independent under the DCGC. Therefore, our Board will not comply with the independence rules under the DCGC.

Our four non-executive, non-independent directors under the DCGC are Messrs. Haggerty, Hirsch, Floyd and Millham. Mr. Haggerty is Global Head of Capital Strategy, Franchising and Select Service of Hyatt (an affiliate of our shareholder, HI Holdings Playa). Mr. Hirsch is a Managing Member of FP and FCM (both of which are affiliated with our shareholders Cabana Investors B.V. and Playa Four Pack, L.L.C.). Mr. Floyd was appointed Global President of Operations of Hyatt in August 2014. Mr. Floyd was appointed to our Board by the binding nomination of Hyatt pursuant to the terms of the Investors Agreement. Mr. Millham is a former Managing Member of, and currently advises, FP and FCM. Under the DCGC these four non-executive directors qualify as non-independent as representatives of shareholders or their affiliates who hold in excess of 10% of our share capital are not independent.

We believe the deviations from the DCGC are justified given our intended listing on the NYSE, the fact that most of our investors are and are expected to be based in the United States and our compliance with the NYSE independence rules. In addition Dutch law prescribes that our directors, irrespective of whether they are independent and irrespective of any contractual arrangements, need to act in the interest of all of our stakeholders (including shareholders, creditors and employees) and not only of one or more shareholders.

•	Best practice provision IV.1.1—which is proposed to remain in the revised DCGC as best practice provision 4.3.3—provides that the General Meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the board of directors or a resolution to dismiss such member by an absolute majority of the votes cast. It may be provided that such majority should represent a given proportion of the issued share capital, but this proportion may not exceed one third. Our articles of association will provide that a General Meeting may at all times overrule a binding director appointment nomination or director dismissal resolution by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital, because we believe that the decision to overrule a nomination by our Board for the appointment or dismissal of a director must be widely supported by our shareholders.

•	Best practice provision IV.3.1—which is proposed to remain in the revised DCGC as best practice provision 4.2.4—stipulates that meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences must be announced in advance on the company’s website and by means of press releases. Provision must be made for all shareholders to follow these meetings and presentations in real time, for example by means of webcasting or telephone. After the meetings, the presentations must be posted on the company’s website. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts and presentations to investors would create an excessive burden on our resources. We will ensure that any general presentations to analysts are posted on our website, and we will comply with our obligations under Regulation FD promulgated under the Exchange Act.

Public Offer Rules

The Dutch mandatory public offer rules as set forth in the Dutch Financial Supervision Act and the rules promulgated thereunder in accordance with European Directive 2004/25/EC (also known as the takeover directive) are not applicable to us, as our ordinary shares will not be listed on a regulated market within the EU.

Market Abuse

On July 3, 2016, the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “MAR”) replaced all of the Dutch market abuse rules. The MAR does not apply to us or to our ordinary shares as our ordinary shares are listed on NYSE. As a result, there are no EU rules applicable to us relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings applicable to us.

We have identified those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the prohibitions on insider trading and market manipulation imposed by U.S. laws, including the sanctions which can be imposed in the event of a violation of those rules.

Dutch Financial Reporting Supervision Act

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), applies to our financial reporting. Under the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country market. As we have our corporate seat in the Netherlands and our ordinary shares will be listed on the NYSE, the FRSA will be applicable to us.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend to us that we make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

Registration Rights

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and the other parties to the Investors Agreement pursuant to which they will each have the right to require us to register the resale by such holder of some or all of their ordinary shares, subject to certain exceptions as summarized herein. See “Shares Eligible for Future Sale—Registration Rights.”

Differences in Corporate Law

We are incorporated under Dutch law. The following discussion summarizes material differences between the rights of our ordinary shareholders and the rights of ordinary shareholders of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of ordinary shareholders under applicable Dutch law and our articles of association or the rights of shareholders of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	The Netherlands

Duties of Directors

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of the corporation. There is generally only one board of directors, which may include both non-executive and executive directors. A Delaware corporation listed on an exchange is subject to a requirement that a majority of directors qualify as “independent,” thereby limiting the nomination of executive directors to the board. The board of directors typically delegates to a chief executive officer and other officers who comprise senior management the authority to manage the day-to-day operations of the corporation. The board of directors must provide oversight as to matters that have been delegated to management.

In discharging their responsibility, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of material information reasonably available regarding a significant decision and not ignore known risks. Directors may rely on the records of the corporation and information presented by the corporation’s officers, employees, committees of the board or other persons if such reliance is reasonable. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a one-tier board, comprising both executive directors and non-executive directors. We have a one-tier board.

Under Dutch law, the board of directors is collectively responsible for the day-to-day management and the strategy, policy and operations of a company. The non-executive directors are responsible for supervising the conduct of, and providing advice to, our Board as a whole and to the individual directors. Each director has a duty to the company to properly perform the duties assigned to him or her and to act in the corporate interest of the company and the business connected with it.

Unlike Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company and the business connected with it also applies in the event of a proposed sale or break-up of the company, whereby the specific circumstances generally dictate how such duty is to be applied. Any board resolution concerning a material change in the identity or character of the company or its business requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of Dutch law and our articles of association, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

Director Terms

The Delaware General Corporation Law generally provides for a one-year term for directors (with annual election of all directors), but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. There is no limit to the number of terms a director may serve.	In contrast to Delaware law, under Dutch law a director of a listed company is generally elected for a maximum term of four years. There is no statutory limit to the number of terms a director may serve, although the current DCGC recommends that non-executive directors shall serve for a maximum of three four-year terms. In the revision of the DCGC, expected to become effective as of January 1, 2017, it is proposed to limit this maximum term to two four-year terms. It is currently anticipated that our directors will serve terms of one year, consistent with the practice of companies listed on the NYSE.

Delaware	The Netherlands
Removal of Directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

A director may be removed at any time, with or without cause, by the General Meeting. Under our articles of association, the General Meeting may suspend or remove a director by a vote of at least 66 2/3% of the votes cast, provided such votes represent more than 50% of our issued share capital, unless the proposal was made by our Board, in which case a simple majority of the votes cast is required.

Our Board may at any time suspend the executive director.

Board Vacancies

Under the Delaware General Corporation Law, directors are elected by the shareholders at the annual meeting, although they are typically nominated by the board of directors. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Under Dutch law, directors are elected by the General Meeting.

Under our articles of association, directors are elected by our General Meeting upon the binding nomination by our Board. However, the General Meeting may at all times overrule such binding nomination by a resolution adopted by at least 66 2/3% of the votes cast, provided such votes represent more than 50% of our issued share capital, following which our Board shall offer a new binding nomination of a director to be elected to our Board.

Conflict-of-Interest Transactions

Under the Delaware General Corporation Law, any transaction with directors is subject to being void or voidable, unless; (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved by the board or the shareholders.

Under Dutch law, a director with a direct or indirect personal interest that conflicts with the interests of the company or of the business connected with it must abstain from participating in the decision-making process (i.e., the deliberations and the decision-making) with respect to the relevant matter. A director with such a conflict of interest is expected to promptly notify the other directors of his or her conflict. If it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified (subject to certain restrictions).

Our articles of association provide that if as a result of conflicts of interest of all of our directors no resolution of our Board can be adopted, our Board will nonetheless be entitled to adopt the resolution as if none of the directors has a conflict of interest. In that case, each director is entitled to participate in the discussion and decision making process and to cast a vote.

Executive directors with a conflict of interest remain authorized to represent the company. However, the relevant executive director may under certain circumstances be held personally liable for any damage suffered by the company as a consequence of the transaction.

Agreements entered into with third parties without complying with the conflict of interest rules generally cannot be annulled on the grounds that a conflict existed; provided that, a company may annul an agreement or claim damages under certain circumstances, including, when a third party misuses a conflict of interest situation.

Delaware	The Netherlands

Proxy Voting by Directors

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights at a meeting of the board.	An absent director may issue a proxy for a specific meeting of our Board but only in writing to another director.

Shareholder Voting Rights

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series.

Action by shareholders generally requires a simple majority of the votes cast at a shareholders meeting with a quorum unless the certificate of incorporation or bylaws provide otherwise.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which the meeting is held.

Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. Our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders, which absence of a quorum requirement is common for Dutch listed N.V. companies. All resolutions of the General Meeting are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provide for a different voting standard and/or quorum in relation to specified resolutions. Each holder of ordinary shares may cast as many votes as it holds shares. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended (subject to certain exceptions). Dutch law does not permit cumulative voting for the election of directors.

Pursuant to our articles of association, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a General Meeting to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the General Meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of the General Meeting. There is no specific provision in Dutch law for adjournments of shareholder meetings.

Shareholder Proposals

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more director candidates nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. Additionally, if a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who continuously held at least $2,000 in market value or 1% of the corporation’s securities entitled to vote on such proposal for at least one year as of the date he or she submits a proposal may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Pursuant to Dutch law, one or more shareholders or others with meeting rights alone or jointly representing at least 10% of our issued share capital may on their application be authorized by the Dutch court to convene a General Meeting if our Board refuses to do so if these shareholders so request.

The agenda for a General Meeting must contain such items as the board or the person or persons convening the meeting determine. Pursuant to Dutch law, unlike Delaware law, the agenda will also include such other items as one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of our issued share capital (or such lower percentage as our articles of association may provide), may request of our Board in writing, and may include a proposal for a shareholder resolution, and received by the company no later than on the 60th day before the date of the meeting. Our articles of association do not require a lower percentage. In certain circumstances, agenda items require a prior Board proposal for adoption (e.g., an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, payments of dividends, the application for bankruptcy and a merger or demerger of us).

Delaware	The Netherlands

Action by Written Consent

Unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with the company’s cooperation, (d) the directors have been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote.

The requirement of unanimity renders the adoption of resolutions of ordinary shareholders without a meeting practically infeasible for publicly traded companies like us.

Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. A shareholder also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff in a derivative action normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.	Unlike Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility to initiate such shareholder actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself, outside the collective action, institute a civil claim for damages.

Delaware	The Netherlands

Repurchase of Shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depository receipts if permitted by law and under its articles of association.

We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that: (i) such shares are fully paid-up; (ii) such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of our issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and (iii) immediately after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire our outstanding shares only if our General Meeting has authorized our Board to do so. An authorization by the General Meeting for the acquisition of shares can be granted, subject to a Board proposal, for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

No authorization of the General Meeting is required if ordinary shares are acquired by us on the NYSE with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

On                     , 2016, our General Meeting adopted a resolution pursuant to which (i) all of our issued and outstanding preferred shares will be repurchased with a portion of the net proceeds from this offering at a price per preferred share of                     plus accrued and unpaid dividends and interest accumulated thereon and plus, with respect to the preferred shares owned by Hyatt, if the public offering price of our ordinary shares in this offering exceeds $10.00 per share, additional amount upon redemption equal to $             per preferred share that we will pay to Hyatt and (ii) our Board is authorized to (a) repurchase all preferred shares and (b) acquire up to 25% of our issued share capital on the NYSE for an 18-month period from the date of such resolution for a price per share not exceeding 110% of the market price of the shares on the NYSE. For each annual General Meeting, we expect that our Board will place on the agenda a proposal to re-authorize our Board to repurchase our shares for a period of 18 months from the date of the resolution.

Delaware	The Netherlands

Anti-Takeover Provisions

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Specifically, Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested shareholder” (i.e., a person that beneficially owns 15% or more of a corporation’s voting stock or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•    the transaction that will cause the person to become an interested shareholder is approved by the board of directors prior to the transaction;

•    after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation, excluding shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•    at the time or after the time the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or in the bylaws of the corporation.

Under Dutch law, various protective measures for a Dutch company against takeovers are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. We have adopted several procedural and other requirements that may have the effect of making a takeover of us more difficult or less attractive, including:

• on                     , 2016, the General Meeting authorized our Board for a period of five years from such authorization to issue shares and to limit or exclude preemptive rights on those shares, which could enable us to dilute the holding of an acquirer by issuing shares to other parties. Issuances of shares may make it more difficult for a shareholder or potential acquirer to obtain control over us;

• a provision that our directors can only be removed (or a binding nomination to appoint directors can only be set aside) by our shareholders by a vote of at least 66 2⁄3% of the votes cast during a general meeting, provided such votes represent more than 50% of our issued share capital (unless the removal was proposed by our Board, in which case a simple majority of votes cast is required); and

• a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders and its other books and records during the corporation’s usual hours of business.

Our shareholders’ register is available for inspection by the shareholders, usufructuraries and pledgees whose information must be registered therein.

Our Board will provide our shareholders, at the General Meeting, with all information that the shareholders reasonably require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours or our stakeholders. We must give reason to our shareholders for electing not to provide such information on the basis of overriding interest. Shareholders have no right to information outside a General Meeting.

Delaware	The Netherlands

Issuance of Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the General Meeting. Our articles of association provide that our General Meeting may only adopt such resolution upon a proposal of our Board. Our General Meeting may authorize our Board to issue new shares or grant rights to subscribe for shares, following a proposal by our Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as and to the extent that such authorization is effective, our General Meeting will not have the power to issue shares and grant rights to subscribe for shares.

On                     , 2016 our General Meeting adopted a resolution pursuant to which our Board is irrevocably authorized to issue shares and grant rights to subscribe for shares in the form of ordinary shares up to the amount of our authorized share capital for a period of five years from the date of such resolution. See “—Issuance of Shares and Preemptive Rights.”

Preemptive Rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and only to the extent that, such rights are expressly provided for in the certificate of incorporation.

Subject to restrictions in the articles of association of a company, under Dutch corporate law ordinary shareholders have preemptive rights in relation to newly issued ordinary shares. Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the General Meeting upon proposal of our Board. Our General Meeting may authorize our Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Board can be granted and extended, in each case for a period not exceeding five years. A resolution of the General Meeting to limit or exclude the preemptive rights or to designate our Board as the authorized body to do so requires a vote of at least 66 2/3% of the votes cast, if less than 50% of our issued share capital is represented at the meeting. If more than 50% of our issued share capital is represented at the meeting, a simple majority of the votes cast is required.

On                     , 2016 our General Meeting adopted a resolution pursuant to which our Board is irrevocably authorized to limit or exclude the preemptive rights of ordinary shareholders for a period of five years from the date of such resolution. For each annual General Meeting, we expect that our Board will place on the agenda a proposal to re-authorize our Board to limit or exclude preemptive rights for a period of five years from the date of the resolution.

Delaware	The Netherlands

Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

Dutch law provides that dividends may be paid only to the extent the shareholders’ equity exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

Dividends shall be paid in the currency and on such date as determined by our Board. Claims for payment of dividends not made within five years from the date that such dividends became payable, will lapse and any such amounts will be considered to have been forfeited to us.

Appraisal Rights and Shareholder Vote on Certain Reorganizations

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) no shares of common stock of the surviving corporation are issued or the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s shares of common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Under Dutch law, resolutions of the board of directors concerning a material change in the identity or character of the company or its business are subject to the approval of the General Meeting by a simple majority of the votes cast. Such changes include in any event:

• a transfer of all or materially all of a company’s business to a third party;

• the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the company; and

• the acquisition or disposition of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets of the company, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company’s most recently adopted annual accounts.

The concept of appraisal rights does not exist under Dutch law, subject to certain exceptions. However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) holds at least 95% of the company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber, which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Delaware	The Netherlands

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EEA member state, a shareholder of a non-surviving Dutch company who has voted against the cross-border merger may make a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts, subject to certain exceptions.

Compensation of Directors

Under the Delaware General Corporation Law, unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors has the authority to fix the compensation of directors. The shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to a non-binding (advisory) shareholder vote due to the provisions of federal securities and tax law.	In contrast to Delaware law, under Dutch law the General Meeting must adopt the compensation policy for the board. The non-executive directors determine the compensation of the executive director(s) in accordance with the compensation policy. A proposal by the board with respect to compensation of directors in the form of shares or options is submitted for approval by the board to the General Meeting. Such proposal must set out at least the maximum number of shares or options to be granted to our Board and the criteria for granting such shares.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have                     ordinary shares outstanding (or                     ordinary shares if the underwriters exercise their overallotment option in full). Of these shares, the ordinary shares sold in this offering (or                     ordinary shares if the underwriters exercise their overallotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any ordinary shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining                     ordinary shares expected to be outstanding upon the completion of this offering, including ordinary shares owned by Farallon and                     ordinary shares owned by Hyatt, along with any ordinary shares purchased by affiliates in this offering, will be “restricted securities,” as defined in Rule 144 under the Securities Act, and these ordinary shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, upon the completion of this offering, of the remaining                     ordinary shares expected to be outstanding,                     restricted ordinary shares will be granted to our executive officers and directors in connection with this offering. Approximately                     % of the aggregate ordinary shares that will be outstanding upon the completion of this offering will be subject to lock-up agreements as described below.

Before this offering, there was no established trading market for our ordinary shares. No assurance can be given as to (1) the likelihood that an active trading market for our ordinary shares will develop or be sustained, (2) the liquidity of any such market, (3) the ability of shareholders to sell their ordinary shares when desired or at all or (4) the prices that shareholders may obtain for any of their ordinary shares. No prediction can be made as to the effect, if any, that future issuances, sales or resales of our ordinary shares, or the availability of our ordinary shares for future issuance, sale or resale, will have on the market price of our ordinary shares prevailing from time to time. Issuances, sales or resales of substantial amounts of our ordinary shares, or the perception that such issuances, sales or resales are occurring or may occur, could adversely affect the then prevailing market price of our ordinary shares. See “Risk Factors—The number of our ordinary shares available for future issuance or sale could adversely affect the market price of our ordinary shares.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned ordinary shares considered to be restricted securities under Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned ordinary shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned our ordinary shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who acquired ordinary shares from us in connection with a compensatory share plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period contained in Rule 144. However, substantially all ordinary shares issued under Rule 701 are subject to lock-up agreements described below and will only become eligible for sale when the 180-day lock-up period expires. See “—Lock-Up Agreements.”

Registration Rights

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and the other parties to the Investors Agreement. Under such registration rights agreement, beginning six months after the completion of this offering, if either or both of HI Holdings Playa and Farallon has not less than $50 million of invested capital, then such person will have the right to require us to file a registration statement with the SEC related to the resale by such person of some or all of their ordinary shares, subject to certain exceptions, provided that unless the holder is registering all of its shares, the shares to be registered in any registration must have an aggregate offering price of at least $             million. We must use commercially reasonable efforts to keep the registration statement continuously effective, subject to certain limitations, until the earlier of (i) the date on which all of the shares included on the registration statement may be sold without registration pursuant to Rule 144 under the Securities Act, and (ii) the date on which all such shares have been sold.

In addition to the foregoing, if we file a registration statement with respect to an offering for our own account or on behalf of a holder of our ordinary shares, each of HI Holdings Playa, Farallon, Mr. Wardinski and the other parties to the Investors Agreement will have the right, subject to certain limitations, to register such number of ordinary shares held by it as each such holder requests, subject to certain limitations. With respect to underwritten offerings, we will not be required to include any shares of a holder in the offering unless the holder accepts the terms of the offering as agreed between us and the underwriter, and then only in such amount as the underwriter believes will not jeopardize the success of the offering.

Subject to certain limitations, we also agree to indemnify the parties to the registration rights agreements and persons controlling each of them, against specified liabilities, including certain potential liabilities arising under the Securities Act or Exchange Act, or to contribute to the expenses incurred or the payments such persons may be required to make in respect thereof. We agree to pay all of the expenses relating to the registration of, and any underwritten offering of, such securities, including, without limitation, all registration, listing, filing and stock exchange or Financial Industry Regulatory Authority (“FINRA”) fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us. The selling holder(s) will be responsible for, among other things, underwriting discounts and any transfer taxes related to the sale or disposition of such holder’s ordinary shares and all fees and disbursements of counsel for such selling holder(s).

Grants Under Our Equity Incentive Plan

Our equity incentive plan provides for the grant of incentive awards to our employees, directors and consultants. We intend to issue an aggregate of             restricted ordinary shares under our equity incentive plan to our executive officers, directors and other employees upon the completion of this offering. We also intend to reserve an additional             ordinary shares for issuance under the equity incentive plan, subject to increase as described in “Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table—2016 Omnibus Incentive Plan.”

We intend to file with the SEC a registration statement on Form S-8 covering the ordinary shares issuable under our equity incentive plan. Ordinary shares covered by the Form S-8 registration statement, including any restricted ordinary shares, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

In addition to the limits placed on the sale of our ordinary shares by operation of the Securities Act, we, our executive officers and directors and all of our current shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of the representatives of the underwriters. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences

The following summary is based on the Code, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors may be subject to different tax rules and face significantly different tax consequences than those described below, such as:

•	persons subject to the imposition of the U.S. federal alternative minimum tax;

•	partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	regulated investment companies;

•	dealers in securities;

•	traders in securities who mark their positions to market;

•	persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons whose functional currency is not the U.S. dollar; and

•	persons owning (directly, indirectly or constructively under applicable attribution rules) 10% or more of our voting shares.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a member of such an entity will generally depend on the status of the member and the activities of the entity treated as a partnership. If you are a member of an entity treated as a partnership for U.S. federal income tax purposes holding our ordinary shares, you should consult your tax advisor.

This summary does not discuss any other U.S. federal tax issues, such as Medicare tax on net investment income or alternative minimum tax considerations, or state, local or non-U.S. tax considerations. Persons considering a purchase of our ordinary shares should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

We expect, and this discussion assumes, that we are not, and will not become, a passive foreign investment company (“PFIC”).

Taxation of Dividends

We do not currently anticipate paying any dividends. The following discussion summarizes the relevant U.S. tax consequences to you if we were to pay dividends currently.

The U.S. dollar value of any distribution, including any amount of tax withheld, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares) out of our earnings and profits (as determined under U.S. federal income tax principles) will be treated as a dividend for U.S. federal income tax purposes and includible in your gross income upon receipt. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. Dividends paid on ordinary shares will generally constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the dividends-received deduction to U.S. corporate shareholders.

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares

You will generally recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such capital gain or loss will be long-term capital gain if the ordinary shares were held for more than one year. Any such gain or loss generally would be treated as income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses may be subject to limitations.

Controlled Foreign Corporation

We are a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. This may create adverse tax consequences for U.S. persons owning 10% or more of our voting shares directly, indirectly or constructively under applicable attribution rules. Additionally, the U.S. federal income tax consequences for such investors may be significantly different from those described herein. Such investors are urged to consult their own tax advisors.

Passive Foreign Investment Company

A non-U.S. corporation will generally be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income in such taxable year is passive income (the income test) or (ii) the average percentage (determined on the basis of a quarterly average) of the value of its assets that produce or are held for the production of passive income is at least 50% (the asset test). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. For these purposes “passive income” generally includes, among other items, dividends, interest, royalties, rent, annuities, and the excess of gains over losses from sales or exchanges of certain property.

We believe that we will not be considered a PFIC for United States federal income tax purposes for the current year and we do not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, such dividends may be subject to a higher tax rate than may otherwise apply.

Furthermore, the application of the PFIC asset test in respect of our current taxable year is uncertain because we currently are a CFC and the application of the asset test to a CFC in respect of its taxable year in which it becomes publicly traded after its first quarter is not clear. If a CFC is a “publicly traded corporation” for the taxable year, the PFIC asset test is applied based on the value of its assets. Otherwise, the asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, whether a corporation will be treated as a “publicly traded corporation” in respect of the taxable year in which it becomes a publicly traded corporation after the first quarter. We will be a CFC for our current taxable year and we expect to become a publicly traded corporation as a result of this offering sometime this year. As a result, it is not clear how the asset test will apply to us in respect of the current taxable year.

In general, each U.S. holder of shares of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares.

Backup Withholding and Information Reporting

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide us with your correct taxpayer identification number on IRS Form W-9 and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Under rules relating to “specified foreign financial assets” certain U.S. holders may be required to report on IRS Form 8938 filed with their U.S. federal income tax returns information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception regarding shares held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisors regarding the potential application of this disclosure requirement to their ownership of our ordinary shares and the substantial penalties for noncompliance.

Taxation in the Netherlands

General

The following is a general summary of certain material Netherlands tax consequences of the holding and disposal of our ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and does not discuss the consequences of any automatic exchange of information under applicable law. In view of its general nature, it should be treated with corresponding caution. Holders or prospective holders should consult with their own tax advisors with regard to the tax consequences of investing in our ordinary shares (including the automatic exchange of information) in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i)	ordinary shareholders if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	ordinary shareholders in us that qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)	ordinary shareholders who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a compensation or deemed to be a compensation for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(iv)	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Withholding Tax

Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Netherlands dividend withholding tax;

•	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the ordinary shareholders have resolved in advance at a General Meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to ordinary shareholders that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of ordinary shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the ordinary shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed return of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual income, gains, or losses derived from the ordinary shares are as such not subject to Netherlands income tax.

A law has been enacted, pursuant to which, beginning on January 1, 2017, the taxation of income from savings and investments will be amended and the deemed return will no longer be fixed at 4%, but instead a variable return between, as currently proposed, 2.9% and 5.5% (depending on the amount of a holder’s net investment assets for the year) will be applied. Following 2017, the deemed return will be adjusted annually. However, at the request of the Netherlands Parliament, the Netherlands Ministry of Finance will also review, in the course of 2016, whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of the shares instead of a deemed return.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 20% applies with respect to taxable profits up to €200,000, and 25% with respect to taxable profits in excess of that amount.

Non-residents of the Netherlands

A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment on the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                     per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price (based on the midpoint of the price range set forth on the cover of this prospectus), underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $                     and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, Hyatt, Farallon and all of our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	file, or request or demand that we file, a registration statement related to the ordinary shares, or

•	enter into any swap or transaction that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “             .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the history and prospects for the lodging industry generally and the all-inclusive segment specifically,

•	our results of operations,

•	the ability of our management,

•	our business potential and earnings prospects,

•	our estimated net income and cash flows,

•	our growth prospects,

•	the prevailing securities markets at the time of this offering,

•	the valuation multiples and the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the representatives of the underwriters to be comparable to us, and

•	the current state of the lodging industry and the economy in our markets as a whole.

An active trading market for our ordinary shares may not develop or continue or be liquid. It is also possible that after this offering our ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of our ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives of the underwriters may engage in transactions that stabilize the price of our ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives of the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. were initial purchasers in the offerings of our Senior Notes due 2020 and acted as lead arrangers and bookrunners under our Senior Secured Credit Facility. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. are lenders under our Senior Secured Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

This prospectus and any related free writing prospectus is not a prospectus for the purposes of the Prospectus Directive (as defined below). This prospectus and any related free writing prospectus have been prepared on the basis that any offer of shares in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares.

Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

In relation to each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this prospectus and any related free writing prospectus has been made or will be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

We, the representatives of the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of the above provisions, (i) the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the Netherlands

Each representative has represented and agreed that it has not and will not make an offer of shares to the public in the Netherlands in reliance on Article 1(2)(h) or Article 3(2) of the Prospectus Directive unless such offer is made exclusively to persons or entities which are qualified investors (gekwalificeerde beleggers) as defined in Article 2(1)(e) of the Prospectus Directive, provided that no such offer of securities shall require us or the representatives of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means the European Directive 2003/71/EC as amended from time to time and implemented in Dutch law.

Notice to Prospective Investors in the United Kingdom

The communication of this prospectus, any related free writing prospectus and any other document or materials relating to the issue of the shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares offered hereby are only available to, and any investment or investment activity to which this prospectus and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any related free writing prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer of shares to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Hogan Lovells US LLP. The validity of our ordinary shares and certain other legal matters as to Dutch law will be passed upon for us by NautaDutilh New York P.C. Sidley Austin LLP will act as counsel to the underwriters.

EXPERTS

Our consolidated financial statements as of December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary,” “Industry Overview and All-Inclusive Market Overview” and “Our Business and Resorts,” is derived from market information prepared for us by JLL, a financial and professional services firm that specializes in commercial real estate services and investment management, and is included in this prospectus in reliance on JLL’s authority as an expert in such matters.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers will be governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon our directors and executive officers or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging), and (iii) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde).

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Jamaica

There is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Jamaica and thus Jamaican courts will not automatically recognize a United States judgment. A United States judgment creditor will have to initiate fresh proceedings as if it were an action for a debt in the Jamaican Supreme Court. The Jamaican Supreme Court should consider the United States judgment conclusive evidence provided the United States judgment is:

a.	conclusive on the merits;

b.	not contrary to public policy; and

c.	not contrary to natural justice (i.e., that the Defendant had no opportunity to be heard or was otherwise not properly subject to the jurisdiction of the foreign court).

In addition, the defendant would be able to defeat the claim for enforcement if the defendant could show that the foreign judgment was obtained by fraud.

Mexico

A final commercial judgment not subject to appeal rendered by any foreign competent court (the “Foreign Court”) pursuant to a legal action instituted before such court will be recognized by the courts of Mexico, pursuant to Article 1347-A of the Commerce Code, which provides, inter alia, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided that:

a.	such judgment is obtained from a competent court in accordance with recognized rules of international law that are compatible with the rules of Mexican law;

b.	summons of the procedure is made personally on the defendant (summons sent by mail are not considered as personal as per Mexican law);

c.	the judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

d.	such judgment has been rendered in an in personam action (an action against the person or action in personam founded on a personal liability, as opposed to an action for thing or action in rem);

e.	the Mexican courts do not determine that the obligation to which enforcement is sought violates Mexican law or public policy (orden público) or any international treaty to which Mexico is a signatory, or general principles of international law, insofar as procedural requirements are concerned;

f.	the judgment is a final judgment according to the laws of the country in which it has been rendered;

g.	the judgment fulfills the necessary requirements to be considered authentic;

h.	the applicable procedural requirements under the law of Mexico with respect to the enforcement of foreign judgments (including the issuance of letters interrogatory to the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof) are complied with;

i.	the Foreign Court would enforce Mexican judgments as a matter of reciprocity;

j.	the action on which the final judgment is rendered is not the subject matter of a lawsuit among the same parties pending before a Mexican court; and

k.	the documents relating to the legal action instituted before the Foreign Court and the judgment rendered thereunder, would have to be translated into Spanish by an expert duly authorized by the Mexican courts for their admissibility before the Mexican courts before which enforcement is requested. Such translation would have to be approved by the Mexican court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and such proceedings would thereafter be based upon the translated documents.

In the event a third party is liable to a Mexican company, only the company itself can bring an action against that party. The individual shareholders do not have the right to bring an action on behalf of the company.

The Dominican Republic

There is currently no treaty regarding the recognition and enforcement of judgments in civil and commercial matters between the United States and the Dominican Republic. As such, a court in the Dominican Republic may enforce any final and conclusive judgment obtained from a United States federal or state court provided that such judgment undergoes an exequatur procedure. The Dominican Court has the discretion to evaluate any such judgment; however, it is widely accepted that the intervention of the Dominican Republic court is limited to the acceptance or refusal of the exequatur, and may not modify the contents of the foreign judgment. Such intervention will be limited to the review of the following: (a) compliance with due process applicable in the country of origin; (b) irrevocable enforceability of the judgment as per the rules of the country of origin; and (c) that the enforcement of the judgment does not contravene Dominican Republic public policy. The Dominican Supreme Court of Justice has set precedent indicating that Dominican judges should limit their intervention to the examination of procedural issues such as the ones mentioned above.

Notwithstanding the foregoing, as a matter of public policy, proceedings for execution of a monetary judgment by attachment or execution against any assets or property, or any rights or interest in assets or property, located in the Dominican Republic are of the exclusive jurisdiction of the courts of the Dominican Republic.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.playaresorts.com. However, information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the ordinary shares we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the ordinary shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which such statement relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC as required by law. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Index to Financial Statements

Playa Hotels & Resorts B.V. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	2
Consolidated Balance Sheets as of December 31, 2015 and 2014 and June 30, 2016.	3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2015 and 2014 and for the Six Months Ended June 30, 2016 and 2015.	5
Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2015 and 2014 and for the Six Months Ended June 30, 2016 and 2015 .	6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2014 and for the Six Months Ended June 30, 2016 and 2015 .	7
Notes to the Consolidated Financial Statements	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Playa Hotels & Resorts B.V.

We have audited the accompanying consolidated balance sheets of Playa Hotels & Resorts B.V. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), cumulative redeemable preferred shares, shareholders’ equity, accumulated other comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2015. Our audits also included the condensed financial statement schedule listed in the Index at Item 16. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Playa Hotels & Resorts B.V. as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such condensed financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

McLean, VA

July 8, 2016

Playa Hotels & Resorts B.V.

Consolidated Balance Sheets

($ in thousands, except share data)

	As of December 31,		As of June 30,
	2015	2014	2016
			(unaudited)
ASSETS
Cash and cash equivalents	$35,460	$39,146	$52,408
Restricted cash	6,383	6,383	6,383
Trade and other receivables, net	43,349	32,014	36,595
Accounts receivable from related parties	3,457	3,009	3,182
Insurance recoverable	—	1,224	—
Inventories	10,062	8,648	10,291
Prepayments and other assets	52,675	53,254	61,577
Property, plant and equipment, net	1,432,855	1,338,997	1,413,245
Investments	844	689	803
Goodwill	51,731	51,731	51,731
Other intangible assets	2,505	2,833	2,237
Deferred tax assets	4,703	7,193	4,703

Total assets	$1,644,024	$1,545,121	$1,643,155

LIABILITIES, CUMULATIVE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Trade and other payables	$152,035	$125,885	$134,613
Accounts payable to related parties	5,930	6,344	6,972
Income tax payable	4,510	1,300	73
Debt	780,646	705,120	755,466
Debt to related party	47,792	47,985	47,690
Deferred consideration	4,145	6,127	3,091
Other liabilities	10,050	7,628	9,934
Deferred tax liabilities	92,926	107,969	92,926

Total liabilities	1,098,034	1,008,358	1,050,765

Commitments and contingencies
Cumulative redeemable preferred shares (par value $0.01; 32,738,094 shares authorized, issued and outstanding as of December 31, 2015 and 2014 and June 30, 2016; aggregate liquidation preference of $352,275 and $316,230 as of December 31, 2015 and 2014, respectively and $373,970 as of June 30, 2016)	352,275	312,618	373,970
Shareholders’ equity
Ordinary shares (par value $0.01; 65,623,214 shares authorized and issued and 60,249,330 shares outstanding as of December 31, 2015 and 2014 and June 30, 2016)	656	656	656
Treasury shares (at cost, 5,373,884 shares as of December 31, 2015 and 2014 and June 30, 2016)	(23,108)	(23,108)	(23,108)
Paid-in capital	420,872	460,529	399,177
Accumulated other comprehensive loss	(4,067)	(3,583)	(4,058)
Accumulated deficit	(200,638)	(210,349)	(154,247)

Total shareholders’ equity	193,715	224,145	218,420

Total liabilities, cumulative redeemable preferred shares and shareholders’ equity	$1,644,024	$1,545,121	$1,643,155

The accompanying Notes form an integral part of the Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Consolidated Statements of Operations and Comprehensive Income (Loss)

($ in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
			(unaudited)
Revenue:
Package	$352,820	$312,130	$249,010	$186,487
Non-package	55,525	55,107	38,246	28,403

Total revenue	408,345	367,237	287,256	214,890

Direct and selling, general and administrative expenses:
Direct	247,080	233,841	146,044	122,812
Selling, general and administrative	70,461	62,176	44,203	31,372
Pre-opening	12,440	16,327	—	6,145
Depreciation and amortization	46,098	65,873	25,787	20,717
Impairment loss	—	7,285	—	—
Insurance proceeds	(27,654)	(3,000)	(130)	(11,453)

Direct and selling, general and administrative expenses	348,425	382,502	215,904	169,593

Operating income (loss)	59,920	(15,265)	71,352	45,297

Interest expense	(49,836)	(41,210)	(27,201)	(24,481)
Other (expense) income, net	(2,128)	(10,777)	(2,189)	398

Net income (loss) before tax	7,956	(67,252)	41,962	21,214

Income tax benefit	1,755	29,036	4,429	3,077

Net income (loss)	9,711	(38,216)	46,391	24,291

Other comprehensive (loss) income, net of taxes:
Benefit obligation (loss) gain	(484)	630	9	(181)

Other comprehensive (loss) income	(484)	630	9	(181)

Total comprehensive income (loss)	$9,227	$(37,586)	$46,400	$24,110

Accretion and dividends of cumulative redeemable preferred shares	(39,657)	(35,991)	(21,695)	(19,054)

Net (loss) income available to ordinary shareholders	$(29,946)	$(74,207)	$24,696	$5,237

(Losses) earnings per share - Basic	$(0.50)	$(1.18)	$0.24	$0.05

(Losses) earnings per share - Diluted	$(0.50)	$(1.18)	$0.24	$0.05

Weighted average number of shares outstanding during the period - Basic	60,249,330	62,791,324	60,249,330	60,249,330
Weighted average number of shares outstanding during the period - Diluted	60,249,330	62,791,324	60,249,330	60,249,330

The accompanying Notes form an integral part of the Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’

Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2015 and 2014, and Six Months Ended June 30, 2016

($ in thousands, except share data)

					Shareholders’ Equity
	Cumulative Redeemable Preferred Shares		Ordinary Shares		Treasury Shares		Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2013	32,738,094	$276,627	65,623,214	$656	—	$—	$496,520	$(4,213)	$(172,133)	$320,830
Net loss for the period									(38,216)	(38,216)
Benefit obligation gain, net of tax								630		630
Repurchase of ordinary shares			(5,373,884)		5,373,884	(23,108)				(23,108)
Accretion and dividends of cumulative redeemable preferred shares		35,991					(35,991)			(35,991)

Balance at December 31, 2014	32,738,094	$312,618	60,249,330	$656	5,373,884	$(23,108)	$460,529	$(3,583)	$(210,349)	$224,145

Net income for the period								9,711		9,711
Benefit obligation loss, net of tax							(484)			(484)
Accretion and dividends of cumulative redeemable preferred shares		39,657				(39,657)				(39,657)

Balance at December 31, 2015	32,738,094	$352,275	60,249,330	$656	5,373,884	$(23,108)	$420,872	$(4,067)	$(200,638)	$193,715

Net income for the period								46,391		46,391
Benefit obligation loss, net of tax							9			9
Accretion and dividends of cumulative redeemable preferred shares		21,695				(21,695)				(21,695)

Balance at June 30, 2016 (unaudited)	32,738,094	$373,970	60,249,330	$656	5,373,884	$(23,108)	$399,177	$(4,058)	$(154,247)	$218,420

The accompanying Notes form an integral part of the Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
			(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$9,711	$(38,216)	46,391	24,291
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	46,098	65,874	25,787	20,717
Amortization of debt discount, premium and issuance costs	3,183	3,644	1,592	2,084
Impairment loss	—	7,285	—	—
Gain on insurance recoverables	(15,935)	—	(130)	—
Deferred income taxes	(12,555)	(9,838)	—	(7,004)
Other	(1,318)	(234)	55	(4,929)
Changes in assets and liabilities:
Trade and other receivables, net	(10,510)	331	6,753	(2,714)
Accounts receivable from related parties	(448)	(1,535)	275	(313)
Insurance recoverable	1,224	—	—	1,224
Inventories	(1,437)	(1,602)	(151)	347
Prepayments and other assets	(11,966)	(2,512)	(8,946)	(27,422)
Trade and other payables	18,317	13,039	(17,419)	6,476
Accounts payable to related parties	(414)	(287)	1,041	431
Income tax payable	3,210	(2,455)	(4,437)	2,258
Deferred consideration	523	663	209	349
Other liabilities	3,116	(30,442)	(107)	2,338

Net cash provided by operating activities	30,799	3,715	50,913	18,133

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(119,704)	(80,735)	(5,843)	(61,076)
Advance payment on property, plant and equipment	—	(50,776)	—	—
Purchase of intangibles	(407)	(1,008)	(190)	(271)
Proceeds from disposal of property, plant and equipment	30	5,470	—	—
Insurance proceeds	15,934	16,970	206	5,000
Changes in restricted cash	—	(6,383)	—	—

Net cash used in investing activities	(104,147)	(116,462)	(5,827)	(56,347)

FINANCING ACTIVITIES:
Proceeds from debt issuance	51,500	79,125	—	51,500
Issuance costs of debt	(583)	(2,320)	—	(583)
Debt modification costs	—	(4,650)	—	—
Repayment of deferred consideration	(2,505)	(1,850)	(1,263)	(1,258)
Repayments of debt	(3,750)	(3,750)	(1,875)	(1,875)
Proceeds from borrowings on revolving credit facility	40,000	30,000	—	24,000
Repayments of borrowings on revolving credit facility	(15,000)	(5,000)	(25,000)	(15,000)
Repurchase of ordinary shares	—	(23,108)	—	—

Net cash (used in) provided by financing activities	69,662	68,447	(28,138)	56,784

DECREASE IN CASH AND CASH EQUIVALENTS	(3,686)	(44,300)	16,948	18,570

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	$39,146	$83,446	$35,460	$39,146

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$35,460	$39,146	$52,408	$57,716

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of interest capitalized	$45,510	$38,047	$25,358	$23,248
Cash paid for income taxes	$6,803	$7,601	$10,079	$4,010
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Capital expenditures incurred but not yet paid	$8,366	$18,063	$64	$5,589
Interest capitalized but not yet paid	$64	$2,026	$—	$168
Transfers from advance payments to property, plant and equipment	$—	$42,015	$—	$—
Accretion of issuance costs and discount on cumulative redeemable preferred shares	$3,612	$5,863	$—	$2,954
Non-cash PIK Dividends	$36,045	$30,128	$21,695	$16,100

The accompanying Notes form an integral part of the Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Notes to the Consolidated Financial Statements

Note 1. Organization operations and basis of presentation

Background

Playa Hotels & Resorts B.V. (“Playa”) is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. Playa’s portfolio consists of 13 resorts located in Mexico, the Dominican Republic and Jamaica. We currently manage eight of our 13 resorts. Unless otherwise indicated or the context requires otherwise, references in our consolidated financial statements (our “Consolidated Financial Statements”) to “we,” “our,” “us” and similar expressions refer to Playa and its subsidiaries.

We were incorporated on March 28, 2013 and began operations on August 13, 2013 when Playa Hotels & Resorts, S.L. (the “Prior Parent”) and certain of our subsidiaries and shareholders (the “Continuing Shareholders”) engaged in a series of transactions that included: (i) the acquisition of eight resorts from the Prior Parent (the “Contributed Resorts”) for cash payments totaling $492.0 million and the issuance of ordinary shares with a value of $410.7 million; (ii) the acquisition of four resorts in Mexico (collectively, “Real Resorts”) and the management company that managed them for consideration of approximately $413.3 million, including $50.0 million of our Cumulative Redeemable Preferred Shares (“Preferred Shares”), as well as $50.0 million of our Term Loan (as defined below) (see Note 11); (iii) the acquisition of a resort located in Jamaica for approximately $66.2 million; (iv) an investment by HI Holdings Playa B.V. (“HI Holdings Playa”), a subsidiary of Hyatt Hotels Corporation (together with its affiliates, “Hyatt”), of $100.0 million in our ordinary shares and $225.0 million in our Preferred Shares (the “Hyatt Investment”); (v) the consummation of our Senior Secured Credit Facility (as defined below) (see Note 11); and (vi) the issuance of the Senior Notes due 2020 (as defined below) (see Note 11). The foregoing transactions are collectively referred to as our “Formation Transactions.” In connection with our acquisition of the Contributed Resorts from the Prior Parent, the Prior Parent exchanged our ordinary shares that it held for all of the Prior Parent shares held by the Continuing Shareholders. We also entered into long-term franchise, license and related agreements with Hyatt pursuant to which we operate certain resorts under Hyatt brands.

Basis of preparation, presentation and measurement

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The interim Consolidated Balance Sheet as of June 30, 2016, the related interim Consolidated Statements of Operations and Comprehensive Income for the six months ended June 30, 2016 and 2015, the Consolidated Statement of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the six months ended June 30, 2016, the Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015, and the related footnote disclosures are unaudited and do not include all disclosures normally required in annual Consolidated Financial Statements prepared in accordance with U.S. GAAP. In our opinion, the unaudited interim Consolidated Financial Statements have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation.

During 2015, we assessed the presentation of the Consolidated Balance Sheets and changed the presentation from classified to unclassified to be more comparable with our competitors, who consist of hotel companies that substantially own all of their properties and development companies. We concluded that this change was preferable for the users of our Consolidated Financial Statements and consistent with industry practice. The change was applied to all periods presented retrospectively.

We corrected our accounting treatment for certain compulsory tips in 2015, which are included in the all-inclusive package rate at our resorts and paid fully to our employees. Historically, we recorded our package revenue in Jamaica and Mexico net of tips. We corrected our accounting in 2015 to record revenue gross of tips in these jurisdictions to be in accordance with U.S. GAAP. We believe the effects of this change are immaterial to our Consolidated Financial Statements when taken as a whole. This change is reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the comparative year ended December 31, 2014 and six months ended June 30, 2015, resulting in increases of $8.5 million and $4.2 million, respectively, in both package revenue and direct expenses with no net impact on operating loss, net loss or total comprehensive loss.

Note 2. Significant accounting policies

Principles of consolidation

Our Consolidated Financial Statements include the accounts of Playa and the subsidiaries which we wholly own and control. All intercompany transactions and balances have been eliminated in the consolidation process.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and cash flows, which are consistently higher during the first quarter of each year than in successive quarters.

Use of estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

We evaluate our estimates and assumptions periodically. Estimates are based on historical experience and on other factors that are considered to be reasonable under the circumstances. All significant accounting policies are disclosed in the notes to our Consolidated Financial Statements. Significant accounting policies that require us to exercise judgment or make significant estimates include asset determinations of useful lives, fair value of financial instruments, business combination purchase price, tax valuation allowance and long-lived asset and goodwill impairment testing.

Foreign currency

Our reporting currency is the U.S. dollar. We have determined that the U.S. dollar is the functional currency of all of our international operations. Foreign currency denominated monetary asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Foreign currency non-monetary assets, such as inventories, prepaid expenses, fixed assets and intangible assets, are recorded in U.S dollars at historical exchange rates. Foreign currency denominated income and expense items are recorded in U.S. dollars at the applicable daily exchange rates in effect during the relevant period.

For purposes of calculating our tax liability in certain foreign jurisdictions, we index our depreciable tax bases in certain assets for the effects of inflation based upon statutory inflation factors. The effects of these indexation adjustments are reflected in the income tax benefit line of the Consolidated Statements of Operations and Comprehensive Income (Loss). The remeasurement gains and losses related to deferred tax assets and liabilities are reported in the income tax provision. Foreign exchange gains and losses are presented in the Consolidated Statements of Operations and Comprehensive Income (Loss) within other (expense) income, net.

We recognized a foreign currency loss of $3.0 million for the year ended December 31, 2015 and a loss of $1.6 million for the year ended December 31, 2014. We recognized a foreign currency loss of $2.2 million for the six months ended June 30, 2016 and a gain of $0.2 million for the six months ended June 30, 2015.

Business combinations

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which we obtain operating control over the acquired business.

The consideration transferred is determined on the acquisition date and is the sum of the fair values of the assets transferred by us and the liabilities incurred by us, including the fair value of any asset or liability resulting from a deferred consideration arrangement. Acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred.

Any deferred consideration is measured at its fair value on the acquisition date, recorded as a liability and accreted over its payment term in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is less than the fair value of the net assets acquired and liabilities assumed, the difference is recorded as a bargain purchase gain in profit or loss.

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation. The costs of improvements that extend the life of property, plant and equipment, such as structural improvements, equipment and fixtures, are capitalized. In addition, we capitalize soft costs such as interest, insurance, construction administration and other costs that clearly relate to projects under development or construction. Start-up costs, ongoing repairs and maintenance are expensed as incurred. Buildings that are being developed or undergoing substantial redevelopment, are carried at cost and no depreciation is recorded on these assets until they are put into or back into service. The useful life of buildings under redevelopment is re-evaluated upon completion of the projects.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values (if any) over their estimated useful lives, as follows:

Buildings	9 to 50 years
Fixtures and machinery	3 to 20 years
Furniture and other fixed assets	3 to 13 years

The assets’ estimated useful lives and residual values are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

Income taxes

We recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carryforwards. For purposes of our Consolidated Financial Statements, our income tax provision was calculated on a separate return basis as though we had filed our tax returns in the applicable jurisdictions in which we operate.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We provide a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We have only recorded financial statement benefits for tax positions which we believe are more likely than not to be sustained upon settlement with a taxing authority. We have established income tax reserves in accordance with this guidance where necessary, such that a benefit is recognized only for those positions which satisfy the more likely than not threshold. Judgment is required in assessing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns, including the application of the more likely than not criteria. We recognize interest and penalties associated with our uncertain tax benefits as a component of the income tax provision.

Beginning in 2015, in accordance with Accounting Standards Codification 740-270 “Income Taxes, Interim Reporting” (“ASC 740-270”), our interim income tax provision was calculated by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss (pre-tax income or loss excluding unusual or infrequently occurring discrete items). This application of ASC 740-270 is consistent with public company reporting standards. Starting in 2016, we changed our methodology of recording our income tax balance sheet accounts for interim reporting periods. In 2015, on a quarterly basis, we recorded current and deferred tax accounts by “splitting” the estimated tax expense between both current and deferred components, as is acceptable. Beginning in 2016, we only record the current tax account on a quarterly basis, which is also acceptable. Deferred tax accounts will be recorded at year-end in accordance with ASC 740-270.

Commitments and contingencies

We are subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Where there is a reasonable possibility that a loss has been incurred we provide disclosure of such contingencies (see Note 8).

Ordinary shares and paid-in capital

Ordinary shares are classified as equity. Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder thereof. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Dividends

We have never declared or paid any cash dividends on our ordinary or Preferred Shares. In addition, we must comply with Dutch law, with our articles of association and with the covenants in our Senior Secured Credit Facility and the covenants governing the Senior Notes due 2020 if we want to pay cash dividends. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends will, after having made the required distributions (if any) on our Preferred Shares, be at the discretion of our shareholders at our general meeting of shareholders (the “General Meeting”), subject to a proposal from our board of directors, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and applicable law, and such other factors as our board of directors deems relevant. In addition, to the extent any of our Preferred Shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our Preferred Shares have been paid in full. Dividends on the Preferred Shares are cumulative at a rate of 12% per annum compounded quarterly. Dividends are payable in kind with additional Preferred Shares (the “Non-cash PIK Dividends”) in four quarterly installments on January 15, April 15, July 15 and October 15 of each year, subject to compliance with applicable legal requirements.

Preferred Shares

We issued Preferred Shares that can be converted to ordinary shares at the option of the holder or redeemed by such holder or us under certain conditions. Preferred Shares are reported as a temporary equity instrument (see Note 10).

Debt

Debt is carried at amortized cost. Any difference between the proceeds (net of issuance costs) and the redemption value is recognized as an adjustment to interest expense over the term of the debt using the effective interest rate method.

Debt issuance costs are recorded in the Consolidated Balance Sheets as a direct deduction from the carrying amount and amortized over the term of the debt utilizing the effective interest rate method. Capitalized interest directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use, is recognized as part of the cost of such assets until the time the assets are substantially ready for their intended use. Capitalized interest is subsequently recognized as depreciation expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) once the assets are put into service.

Financial instruments

The Consolidated Balance Sheets contain various financial instruments, including, but not limited to, cash and cash equivalents, restricted cash, trade and other receivables, certain prepayments and other assets, trade and other payables, other liabilities and debt. Deferred consideration is recorded at fair value; all other financial assets and financial liabilities are recorded at amortized cost. The carrying amounts of these financial instruments approximate their fair values.

Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash outflows (including all fees and transaction costs paid) through the expected life of the financial liability to the net carrying amount upon initial recognition.

Goodwill and other intangible assets

Goodwill arises in connection with business combinations. Goodwill is reviewed for impairment annually as of July 1st of each year or more frequently if events or changes in circumstances indicate a potential impairment. We completed our most recent annual impairment assessment for our goodwill as of July 1, 2015 and concluded that goodwill was not impaired.

When testing goodwill for impairment, Accounting Standards Codification Topic 350 permits us to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

The useful life for intangibles such as contracts for the right of use of certain facilities is determined to be equal to their contractual term. We may also qualitatively assess our indefinite lived intangible assets for impairment prior to performing the quantitative impairment test. Impairment charges, if any, are recognized in operating results.

Impairment of definite lived assets

Assets that are subject to amortization (i.e., property, plant and equipment and definite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. We evaluate the recoverability of each of our long-lived assets, including purchased intangible assets and property, plant and equipment, by comparing the carrying amount to the future undiscounted cash flows we expect the asset to generate.

Impairment of other indefinite lived assets

Our licenses have indefinite lives for which there is no associated amortization expense or accumulated amortization. We assess indefinite lived intangible assets for impairment annually as of July 1st of each year, or more frequently if events occur that indicate an asset may be impaired. We completed our most recent annual impairment assessment for our indefinite lived intangible assets as of July 1, 2015 and concluded that intangible assets were not impaired.

Revenue recognition

Revenue is recognized on an accrual basis when the rooms are occupied and services have been rendered.

Revenues derived from all-inclusive packages purchased by our guests are included in the package revenue line item of the Consolidated Statements of Operations and Comprehensive Income (Loss). Revenue associated with upgrades, premium services and amenities that are not included in the all-inclusive package, such as premium rooms, dining experiences, wines and spirits and spa packages, are included in the non-package revenue line item of the Consolidated Statements of Operations and Comprehensive Income (Loss). Advance deposits received from customers are deferred and included in trade and other payables in the Consolidated Balance Sheets until the rooms are occupied and the services have been rendered.

Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed.

Revenue is measured at the fair value of the consideration received or receivable, stated net of estimated discounts, rebates and value added taxes.

Revenue from operations in the Dominican Republic is net of statutory withholding of $5.2 million and $4.1 million for the years ended December 31, 2015 and 2014, respectively. For the six months ended June 30, 2016 and 2015, revenue from operations in the Dominican Republic is net of statutory withholding of $2.7 million and $2.7 million, respectively.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and highly liquid cash deposits with maturities at the date of the acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. We classify these cash instruments as Level 1. Financial instruments that potentially subject us to a concentration of credit risk consist of cash on deposit at financial institutions where the deposits are either uninsured or in excess of insured limits and money market fund balances. Substantially all of our cash is held by financial institutions that we believe are of high-credit quality.

Restricted cash

In connection with the tax surety bond (see Note 8), we made a cash deposit with Fianzas Dorama SA in the amount of approximately $6.4 million in 2014. This cash deposit is recorded as restricted cash in the Consolidated Balance Sheets as of December 31, 2015 and 2014 and June 30, 2016. For purposes of the Consolidated Statements of Cash Flows, changes in restricted cash caused by changes in this cash deposit are shown as investing activities.

Trade and other receivables, net

Trade and other receivables are amounts due from guests and vendors for merchandise sold or services performed in the ordinary course of business. Collection is expected in one year or less and is an asset. When necessary, the carrying amount of our receivables is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. When a trade receivable is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against the allowance accounts. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Inventories

Inventories consist of food, beverages and other items related to consumption and are valued at the lower of cost or market. Cost is determined using the weighted average cost method, not to exceed the market value.

Advertising costs

Advertising costs are expensed as incurred, or the first time the advertising takes place. For the years ended December 31, 2015 and 2014, we recorded advertising costs of $20.7 million and $17.7 million, respectively. For the six months ended June 30, 2016 and 2015, we recorded advertising costs of $12.8 million and $8.5 million, respectively.

Impact of recently issued accounting standards

Future Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Early adoption of this ASU is permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our Consolidated Financial Statements.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU requires management to assess and evaluate whether conditions or events exist, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements issue date. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The adoption of ASU 2014-15 is not expected to have a material effect on our Consolidated Financial Statements.

In July 2015, the FASB issued ASU No. 2015-11 (“ASU 2015-11”), Simplifying the Measurement of Inventory, which requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The ASU will not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The ASU is effective prospectively for annual periods beginning after December 15, 2016, and interim periods thereafter. Early application of the ASU is permitted. Upon transition, entities must disclose the nature of and reason for the accounting change. The adoption of ASU 2015-11 is not expected to have a material effect on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities. The new standard significantly revises the accounting related to the classification and measurement of investment in equity securities, and the presentation of certain fair value changes of financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. The ASU is effective from annual periods beginning December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early application of the ASU is permitted. The adoption of ASU 2016-01 is not expected to have a material effect on our Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. Under the new standard, lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. The ASU is effective from annual periods beginning December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the ASU is permitted. Lessees and lessors are required to use a modified retrospective transition method for existing leases. Accordingly, they would apply the new accounting model for the earliest year presented in the financial statements. The adoption of ASU 2016-02 is not expected to have a material effect on our Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-08 (“ASU 2016-08”), Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The new revenue standard clarifies how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the specified good or service is transferred to the customer. The effective date and transition requirements of ASU 2016-08 are the same as the effective date and transition requirements of ASU 2014-09. We have not determined the impact of adoption of ASU 2016-08 on our Consolidated Financial Statements.

In April 2016, the FASB issued ASU No. 2016-10 (“ASU 2016-10”), Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU provides useful clarification of the guidance in ASC Topic 606 on identifying performance obligations and certain aspects of the accounting treatment of licensing contracts. These amendments are expected to reduce the cost and complexity of applying the guidance in ASC Topic 606. The effective date and transition requirements of ASU 2016-10 are the same as the effective date and transition requirements of ASU 2014-09. ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of ASU 2014-09 by one year. We have not determined the impact of adoption of ASU 2016-10 on our Consolidated Financial Statements.

In May 2016, the FASB issued ASU No. 2016-12 (“ASU 2016-12”), Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU does not change the core principle of the guidance in Topic 606. Rather, it affects the narrow aspects of Topic 606. The effective date and transition requirements of ASU 2016-12 are the same as the effective date and transition requirements of ASU 2014-09. We have not determined the impact of adoption of ASU 2016-12 on our Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends FASB’s guidance on the impairment of financial instruments by adding an impairment model (known as current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is effective from annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. We have not determined the impact of adoption of ASU 2016-13 on our Consolidated Financial Statements.

Recent Accounting Pronouncements Adopted

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This update affects disclosures related to debt issuance costs but does not affect existing recognition and measurement guidance for these items. In August 2015, the FASB released ASU No. 2015-15 (“ASU 2015-15”), Interest—Imputation of Interest (Subtopic 830-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU clarifies that, given the lack of guidance in ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the Securities and Exchange Commission staff would not object to any entity presenting debt issuance costs as an asset and subsequently amortizing over the term of the line-of credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We elected to early adopt ASU 2015-03, as clarified by ASU 2015-15, retrospectively to all arrangements. This change is reflected in the Consolidated Balance Sheet, resulting in the deferred financing costs of $16.5 million and $19.5 million being reclassified from prepayments and other assets to debt and debt to related party as of December 31, 2015 and 2014, respectively. As of June 30, 2016, $14.7 million of deferred financing costs were reclassified from prepayments and other assets to debt.

Note 3. (Losses) earnings per share

Our Preferred Shares and their related accumulated Non-cash PIK Dividends are participating securities. If a dividend is declared or paid on our ordinary shares, holders of our ordinary shares and Preferred Shares are entitled to proportionate shares of such dividend with the holders of Preferred Shares participating on an as-if converted basis.

Under the two-class method, basic (losses) earnings per share (”EPS”) attributable to ordinary shareholders is computed by dividing the net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net (loss) income attributable to ordinary shareholders is determined by allocating undistributed earnings between ordinary and preferred shareholders. Diluted (losses) EPS attributable to ordinary shareholders is computed by using the more dilutive result of either the two-class method or the if-converted method. The if-converted method uses the weighted-average number of ordinary shares outstanding during the period, including potentially dilutive ordinary shares assuming the conversion of the outstanding Preferred Shares, as of the first day of the reporting period.

For periods in which there are undistributed losses, there is no allocation of earnings to preferred shareholders and the number of shares used in the computation of diluted losses per share is the same as that used for the computation of basic losses per share, as the result would be anti-dilutive. Under the two-class method, the net loss attributable to ordinary shareholders is not allocated to share premium reserve of the Preferred Shares until all other reserves have been exhausted or such loss cannot be covered in any other way.

The calculation of basic and diluted (losses) EPS, under the two-class method, are as follows ($ in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
Numerator:
Net Income	$9,711	$(38,216)	$46,391	$24,291
Convertible Preferred Share dividends	(39,657)	(35,991)	(21,695)	(19,054)
Allocation of undistributed earnings to preferred shareholders (1)	—	—	(10,494)	(2,076)

Numerator for basic EPS-income available to common shareholders	(29,946)	(74,207)	14,202	3,161
Add back convertible Preferred Share dividends (2)	—	—	—	—
Add back of undistributed earnings to preferred shareholders (2)	—	—	—	—

Numerator for diluted EPS-income available to common shareholders after assumed conversions	$(29,946)	$(74,207)	$14,202	$3,161
Denominator:
Denominator for basic EPS-weighted shares	60,249,330	62,791,324	60,249,330	60,249,330
Convertible Preferred Shares (2)	—	—	—	—

Denominator for diluted EPS-adjusted weighted-average shares	60,249,330	62,791,324	60,249,330	60,249,330
Basic (losses) EPS	$(0.50)	$(1.18)	$0.24	$0.05
Diluted (losses) EPS	$(0.50)	$(1.18)	$0.24	$0.05

(1)	For the years ended December 31, 2015 and 2014, no undistributed earnings were allocated to preferred shareholders as we had undistributed losses after deducting Preferred Share dividends from net income.
(2)	For the six months ended June 30, 2016 and 2015, cumulative preferred shareholder dividends of $21.7 million and $19.1 million, respectively, and the preferred shareholders’ allocation of undistributed earnings of $10.5 million and $2.1 million, respectively, were not added back for purposes of calculating diluted EPS-income available to ordinary shareholders because the effect of treating our convertible preferred securities as if they had been converted to their 41,937,483 and 37,646,499 ordinary share equivalents as of January 1, 2016 and 2015, respectively, is anti-dilutive.

For the years ended December 31, 2015 and 2014, cumulative preferred shareholder dividends of $39.7 million and $36.0 million, respectively, were not added back for purposes of calculating diluted EPS-income available to common shareholders because the effect of treating our convertible preferred securities as if they had been converted to their 37,646,499 and 34,059,703 common share equivalents as of January 1, 2015 and 2014, respectively, is anti-dilutive.

Note 4. Property, plant and equipment

The balance of property, plant and equipment is as follows ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Land, buildings and improvements	$1,406,656	$1,262,251	$1,417,273
Fixtures and machinery	56,206	24,120	58,619
Furniture and other fixed assets	160,978	134,215	161,101
Construction in progress	3,936	62,178	2,105

Total property, plant and equipment, gross	1,627,776	1,482,764	1,639,098
Accumulated depreciation	(194,921)	(143,767)	(225,853)

Total property, plant and equipment, net	$1,432,855	$1,338,997	$1,413,245

Depreciation expense for property, plant and equipment was $45.0 million and $64.0 million for the years ended December 31, 2015 and 2014, respectively. Depreciation expense for property, plant and equipment was $25.3 million and $20.2 million for the six months ended June 30, 2016 and 2015, respectively. During the year ended December 31, 2014, we recorded an impairment loss of $7.3 million resulting from the impacts of Hurricane Odile.

For the years ended December 31, 2015 and 2014, $3.4 million and $7.6 million of interest expense was capitalized on qualifying assets, respectively. For the six months ended June 30, 2016 and 2015, $0 and $1.4 million of interest expense was capitalized on qualifying assets, respectively. Interest expense was capitalized at the weighted average interest rate of the debt.

Rebrandings

During the second quarter of 2014, we closed two resorts for renovation and rebranding. One resort, Hyatt Ziva and Hyatt Zilara Rose Hall in Jamaica reopened in December 2014 and the other Hyatt Ziva Cancún in Mexico reopened in November 2015.

Hurricane Odile

Our Hyatt Ziva Los Cabos, located in Los Cabos, Mexico, sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja Peninsula on September 14, 2014. Our insurance policies provide coverage for business interruption, including lost profits, and reimbursement for other expenses and costs that we have incurred relating to the damages and losses we have suffered. We determined the fair value of the Hyatt Ziva Los Cabos by utilizing a discounted cash flow model and settled our claim as of December 31, 2015. The property losses and insurance proceeds recorded during the years ended December 31, 2015 and 2014 and the six months ended June 30, 2015 were as follows ($ in millions):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2015
Property losses (1)	$—	$25.3	$—
Property damage insurance proceeds	$14.3	$18.0	$4.0
Business interruption insurance proceeds	$12.7	$3.0	$7.5

(1)	Property losses of $25.3 million and corresponding insurance proceeds, net of deductible, of $18.0 million are recorded within impairment loss within the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2014. The impairment recorded is specific to the Pacific Coast segment of our business (See Note 14 for further discussion on segment information).

Note 5. Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, accounts receivable from related parties, insurance recoverable, trade and other payables, accounts payable to related parties, deferred consideration and debt. We believe the carrying value of these assets and liabilities, excluding deferred consideration and debt, approximate their fair values at December 31, 2015 and 2014 and June 30, 2016.

Fair value measurements

The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. U.S. GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of observability of inputs used in measuring fair value as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: Unadjusted quoted prices for similar assets or liabilities in active markets, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

•	Level 3: Inputs are unobservable and reflect our judgments about assumptions that market participants would use in pricing an asset or liability.

We did not have any movements in and out of Level 3 for our fair valued instruments during any of the above periods.

The following table presents our fair value hierarchy for our financial liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014 and June 30, 2016, as well as non-recurring fair value measurement that we completed during 2014 due to the impairment (see Note 4) of non-financial assets ($ in thousands):

	December 31, 2015	Level 1	Level 2	Level 3
Fair value measurements on a recurring basis:
Deferred Consideration	$4,145	$—	$—	$4,145

	December 31, 2014	Level 1	Level 2	Level 3
Fair value measurements on a recurring basis:
Deferred Consideration	$6,127	$—	$—	$6,127
Fair value measurements on a non-recurring basis:
Impaired hotel property held and used(1)	$129,081	$—	$—	$129,081

	June 30, 2016	Level 1	Level 2	Level 3
Fair value measurements on a recurring basis:
Deferred Consideration	$3,091	$—	$—	$3,091

(1)	The fair value measurement is as of the measurement date of the impairment and may not reflect the book value as of December 31, 2014.

The following table presents a reconciliation from the opening balances to the closing balances for our Level 3 fair valued instruments as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

Deferred Consideration
Balance as of January 1, 2014	$6,532
Total losses included in earnings (or change in net assets) (1)	1,445
Settlements	(1,850)

Balance as of December 31, 2014	6,127
Total losses included in earnings (or change in net assets) (1)	523
Settlements	(2,505)

Balance as of December 31, 2015	4,145
Total losses included in earnings (or change in net assets) (1)	160
Settlements	(625)

Balance as of March 31, 2016	$3,680
Total losses included in earnings (or change in net assets) (1)	49
Settlements	(638)

Balance as of June 30, 2016	$3,091

(1)	All losses (other than changes in net assets) are included in interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following tables present our fair value hierarchy for our financial liabilities not measured at fair value as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

	Carrying Value	Fair Value
	As of December 31, 2015	Level 1	Level 2	Level 3	Total
Financial liabilities not recorded at fair value:
Debt:
Term Loan	$358,442	$—	$—	$357,896	$357,896
Revolving Credit Facility(1)	50,000	—	—	50,000	50,000
Senior Notes due 2020	419,996	—	445,550	—	445,550

Total	$828,438	$—	$445,550	$407,896	$853,446

	Carrying Value	Fair Value
	As of December 31, 2014	Level 1	Level 2	Level 3	Total
Financial liabilities not recorded at fair value:
Debt:
Term Loan	$359,892	$—	$—	$375,700	$375,700
Revolving Credit Facility(1)	25,000	—	—	25,000	25,000
Senior Notes due 2020	368,213	—	380,156	—	380,156

Total	$753,105	$—	$380,156	$400,700	$780,856

	Carrying Value	Fair Value
	As of June 30, 2016	Level 1	Level 2	Level 3	Total
Financial liabilities not recorded at fair value:
Debt:
Term Loan	$357,715	$—	$—	$362,312	$362,312
Revolving Credit Facility(1)	25,000	—	—	25,000	25,000
Senior Notes due 2020	420,441	—	441,563	—	441,563

Total	$803,156	$—	$441,563	$387,312	$828,875

(1)	We estimate that the carrying value of our Revolving Credit Facility is the fair value as of December 31, 2015 and 2014 and June 30, 2016. The valuation technique and significant unobservable inputs are consistent with our Term Loan, but the valuation using the discounted cash flow technique approximates the carrying value as the expected term is significantly shorter in duration. We typically use our Revolving Credit Facility solely for short term liquidity.

The following table displays valuation techniques and the significant unobservable inputs for our Level 3 assets and liabilities measured at fair value as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

Fair Value Measurements as of December 31, 2015
	Fair Value	Significant Valuation Techniques	Significant Unobservable Inputs	Input
Deferred Consideration	$4,145	Discounted Cash	Discount Rate	4.00%
		Flow	Forward Rate	4.46% - 5.00%
			Expected Term	19 months
Term Loan	$357,896	Discounted Cash	Discount Rate	3.75%
		Flow	Forward Rate	4.00% - 5.16%
			Expected Term	44 months

Fair Value Measurements as of December 31, 2014
	Fair Value	Significant Valuation Techniques	Significant Unobservable Inputs	Input
Impaired Hotel Property	$129,081	Discounted Cash	Discount Rate	9.60%
		Flow	Forward Rate	(0.69%) - 8.04%
			Expected Term	120 months
			Exit EBITDA multiple	12.5x
Deferred Consideration	$6,127	Discounted Cash	Discount Rate	4.00%
		Flow	Forward Rate	3.73% - 5.00%
			Expected Term	31 months
Term Loan	$375,700	Discounted Cash	Discount Rate	3.00%
		Flow	Forward Rate	4.00% - 5.71%
			Expected Term	56 months

Fair Value Measurements as of June 30, 2016
	Fair Value	Significant Valuation Techniques	Significant Unobservable Inputs	Input
Deferred Consideration	$3,091	Discounted Cash	Discount Rate	4.00%
		Flow	Forward Rate	5.00%
			Expected Term	13 months
Term Loan	$362,312	Discounted Cash	Discount Rate	3.75%
		Flow	Forward Rate	4.00% - 4.08%
			Expected Term	38 months

Term Loan and deferred consideration

The fair value of our Term Loan and deferred consideration are estimated using cash flow projections applying market forward rates and discounted back at the appropriate discount rate. The primary sensitivity in each estimate is based on the selection of an appropriate discount rate. Fluctuations in this assumption will result in a different estimate of fair value as an increase in the discount rate would result in a decrease in the fair value.

Senior Notes due 2020

The fair value of the Senior Notes due 2020 is estimated using unadjusted quoted prices in a market that is not active. Current pricing was compiled and applied to the outstanding principal amount.

Note 6. Income taxes

Net income (loss) before tax is summarized below ($ in thousands):

	Year Ended December 31,
	2015	2014
Domestic	$(3,136)	$(2,049)
Foreign	11,092	(65,203)

Total net income (loss) before tax	$7,956	$(67,252)

The components of our income tax benefit for the years ended December 31, 2015 and 2014 are as follows ($ in thousands):

	Year Ended December 31,
	2015	2014
Current:
United States	$(87)	$(1)
Foreign	(10,664)	19,199

Total current income tax (expense) benefit	(10,751)	19,198
Deferred:
United States	—	1,865
Foreign	12,506	7,973

Total deferred income tax benefit	12,506	9,838

Total benefit for the period	$1,755	$29,036

Reconciliation of Netherlands statutory income tax rate to actual income tax rate

A reconciliation of the Netherlands statutory federal income tax rate to our effective income tax rate from continuing operations is as follows ($ in thousands):

	Year Ended December 31,
	2015		2014
Effective tax rate
Income tax (expense) benefit at statutory rate	$(1,989)	25.0%	$16,813	25.0%
Differences between statutory rate and foreign rate	11,875	(149.3)%	8,445	12.6%
Permanent differences	541	(6.8)%	(3,081)	(4.6)%
Foreign exchange rate difference on non-monetary assets	8,585	(107.9)%	3,509	5.2%
Change in valuation allowance	(17,210)	216.3%	(21,620)	(32.1)%
Accrual for uncertain tax positions	(47)	0.6%	24,970	37.1%

Income tax benefit	$1,755	(22.1)%	$29,036	43.2%

We are domiciled in the Netherlands and taxed, together with our Dutch subsidiaries, as part of a fiscal unity. The Dutch companies are subject to Dutch corporate income tax at a general tax rate of 25%.

For the year ended December 31, 2015, we recognized an income tax benefit of $1.8 million, resulting in an effective tax rate for the year of (22.1)%. The 2015 income tax benefit was driven primarily by the tax benefit of $11.9 million from the rate-favorable jurisdictions and $8.6 million tax benefit associated with foreign exchange rate fluctuation. The net 2015 income tax benefit was partially offset by a $17.2 million increase in the valuation allowance.

For the year ended December 31, 2014, we recognized an income tax benefit of $29.0 million, resulting in an effective tax rate for the year of 43.2%. The 2014 income tax benefit was driven primarily by the tax benefit associated with $67.3 million of pre-tax book loss, as well as a $25.0 million benefit related to the reversal of previously accrued income tax contingencies. The net 2014 income tax benefit was partially offset by a $21.6 million increase in the valuation allowance.

We have a taxable presence in a variety of jurisdictions worldwide, most significantly in Mexico, the Netherlands, the Dominican Republic and Jamaica. We have been granted certain “tax holidays,” providing us with temporary income tax exemptions. Specifically, we operate under a tax holiday in one of the Dominican Republic entities which is effective through December 31, 2019. There is no impact of this tax holiday on foreign income taxes since the subsidiary in the Dominican Republic will not be subject to local income taxes for the foreseeable future.

Deferred income taxes

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating losses and tax credit carryforwards. We state those balances at the enacted tax rates we expect will be in effect when we actually pay or recover taxes. Deferred income tax assets represent amounts available to reduce income taxes we will pay on taxable income in future years. We evaluate our ability to realize these future tax deductions and credits by assessing whether we expect to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies to utilize these future deductions and credits. We establish a valuation allowance when we no longer consider it more likely than not that a deferred tax asset will be realized.

The tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of our deferred tax assets and liabilities as of December 31, 2015 and 2014 were as follows ($ in thousands):

	As of December 31,
	2015	2014
Deferred tax assets:
Advance customer deposits	$7,158	$5,378
Trade payables and other accruals	3,728	2,358
Labor liability accrual	606	1,138
Property, plant and equipment	542	645
Other assets	24	—
Net operating losses	71,301	56,785

Total deferred tax asset	83,359	66,304
Valuation allowance	(71,847)	(54,637)

Net deferred tax asset	11,512	11,667

Deferred tax liabilities:
Accounts receivable and prepayments to vendors	859	1,327
Property, plant and equipment	98,876	106,193
Insurance recoverable	—	4,923

Total deferred tax liability	99,735	112,443

Net deferred tax liability	$(88,223)	$(100,776)

We have determined that our three Dominican Republic hotel-owning entities will not be subject to income tax for the foreseeable future, pursuant to the terms of existing advanced pricing agreements with the Ministry of Finance of the Dominican Republic, which we anticipate renewing in 2016. Accordingly, management has not recorded deferred tax assets or liabilities, nor income tax expense or benefit.

As of December 31, 2015 and 2014, we had $32.0 million and $45.0 million respectively, of net operating loss carryforwards in our Mexican subsidiaries. These carryforwards expire in various amounts from 2018 to 2025. As of December 31, 2015 and 2014, we had $213.5 million and $157.9 million, respectively, of net operating loss carryforwards in our Dutch subsidiaries that expire in varying amounts from 2016 to 2024. As of December 31, 2015 and 2014, we had $24.3 million and $9.7 million, respectively, of net operating loss carryforwards in our Jamaica subsidiary. The carryforwards do not expire. As of December 31, 2015 and 2014, we had $5.9 million and $3.6 million, respectively, of net operating loss carryforwards in our U.S. subsidiary. The carryforwards expire in varying amounts from 2034 to 2035 and may be subject to limitation pursuant to U.S. Internal Revenue Code of 1986, as amended, Section 382. The ability to utilize the tax net operating losses in any single year ultimately depends upon our ability to generate sufficient taxable income.

We have made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of our subsidiaries. We believe that the earnings of our foreign subsidiaries can be repatriated without incurring additional income taxes, as a result of the applicable local statutory tax laws.

The change in the valuation allowance established against our deferred tax assets for the years ended December 31, 2015 and 2014 is summarized in the following table ($ in thousands):

	Balance at January 1	Additions	Deductions	Balance at December 31
Deferred tax asset valuation allowance for the year ended
December 31, 2015	$(54,637)	$(19,307)	$2,097	$(71,847)
December 31, 2014	$(33,017)	$(23,687)	$2,067	$(54,637)

The valuation allowance for each period is used to reduce the deferred tax asset to a more likely than not realizable value. As of December 31, 2015, our valuation allowance relates primarily to net operating loss carryforwards, which are expected to expire before utilization, most notably in Netherlands, Jamaica, Mexico and the United States.

We are subject to income taxes in a variety of jurisdictions worldwide. For our significant jurisdictions, the earliest years that remain subject to examination are 2010 for Mexico and 2012 for the Dominican Republic and the Netherlands. We consider the potential outcome of current and future examinations in our assessment of our reserve for uncertain tax positions.

The following table reconciles our uncertain tax positions, as of December 31, 2015 and 2014 ($ in thousands):

	As of December 31,
	2015	2014
Uncertain tax positions at January 1	$557	$25,527
Additions for prior year tax provisions	36	321
Settlements with taxing authorities	(83)	(25,291)

Uncertain tax positions at December 31	$510	$557

The uncertain tax position of $0.5 million relates to withholding taxes related to intercompany charges. The total amount of uncertain tax positions, including interest and penalty, as of December 31, 2015 and 2014 was $0.5 million and $0.6 million, respectively, which would affect the effective income tax rate, if recognized. We record interest and penalties associated with uncertain tax positions as a component of our income tax provision. During the years ended December 31, 2015 and 2014, we recognized small amounts of interest and penalties in income tax expense.

On September 11, 2014, we received a ruling from the government of Curacao related to an uncertain tax position that affected our historical tax returns filed in that country through the end of 2013. We recognized a liability of approximately $15.2 million as of December 31, 2013. Based on the favorable outcome of this ruling, we reversed all of this contingent liability as of December 31, 2014. In December 2014, the sellers of Real Resorts came to an agreement with the Mexican tax authorities upon which we were able to reverse a $9.8 million uncertain tax position. This contingency had an offsetting indemnification asset which was also reversed as of December 31, 2014.

Note 7. Related party transactions

The following summarizes transactions and arrangements that we have entered into with related parties. The details of the balances between us and related parties as of December 31, 2015 and 2014 and June 30, 2016 are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Accounts receivable	$3,457	$3,009	$3,182
Accounts payable	$5,930	$6,344	$6,972
Deferred consideration(1)	$4,145	$6,127	$3,091
Term Loan(2)	$47,792	$47,985	$47,690
Preferred Shares Non-cash PIK Dividends(3)	$77,275	$41,230	$98,970

(1)	Playa H&R Holdings B.V., a subsidiary of ours, agreed to make payments of $1.1 million per quarter to the selling shareholder of Real Resorts (the “Real Shareholder”) through the quarter ending September 30, 2017.
(2)	The Real Shareholder is also one of the lenders under our Term Loan. The Real Shareholder’s portion of the original Term Loan was $50.0 million.
(3)	No Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares. The total accumulated amount of Non-cash PIK Dividends payable to the Real Shareholder were $14.1 million and $7.5 million as of December 31, 2015 and December 31, 2014, respectively, and $18.0 million as of June 30, 2016. The total accumulated amounts of Non-cash PIK Dividends payable to HI Holdings Playa (subsidiary of Hyatt) were $63.2 million and $33.7 million as of December 31, 2015 and December 31, 2014, respectively, and $81.0 million as of June 30, 2016.

Relationship with Hyatt

In August 2013, HI Holdings Playa acquired 14,285,714 of our ordinary shares (see Note 9) and 26,785,714 of our Preferred Shares (see Note 10) for an aggregate purchase price of $325.0 million. As of December 31, 2015 and 2014, no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accumulated amount of Non-cash PIK Dividends payable to HI Holdings Playa were $63.2 million and $33.7 million, respectively. As of June 30, 2016, no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accumulated amounts of Non-cash PIK Dividends payable to HI Holdings Playa was $81.0 million.

Holders of Preferred Shares are entitled to “as converted” voting rights, and HI Holdings Playa owned 47.6% and 46.1% of our outstanding voting securities as of December 31, 2015 and 2014, respectively. HI Holdings Playa owned 48.4% of our outstanding voting securities as June 30, 2016. For the years ended December 31, 2015 and 2014, franchise fees related to the rebranded resorts currently operating under the Hyatt All-Inclusive Resort Brands were $6.2 million and $3.6 million, respectively. For the six months ended June 30, 2016 and 2015, franchise fees related to the rebranded resorts currently operating under the Hyatt All-Inclusive Resort Brands were $7.9 million and $2.9 million, respectively.

Relationship with the Real Shareholder

In August 2013, the Real Shareholder acquired 5,952,380 of our Preferred Shares (see Note 10) for $50.0 million. As of December 31, 2015 and 2014, no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accumulated amounts of Non-cash PIK Dividends payable to the Real Shareholder were $14.1 million and $7.5 million, respectively. As of June 30, 2016, no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accumulated amount of Non-cash PIK Dividends payable to the Real Shareholder was $18.0 million.

Holders of Preferred Shares are entitled to “as converted” voting rights, and the Real Shareholder owned 7.5% and 7.0% of our outstanding voting securities as of December 31, 2015 and 2014, respectively. The Real Shareholder owned 7.7% of our outstanding voting securities as of June 30, 2016. The Real Shareholder is also one of the lenders under our $375.0 million Term Loan (see Note 11). The Real Shareholder’s portion of the original Term Loan was $50.0 million.

Deferred consideration

Pursuant to the acquisition of Real Resorts, Playa H&R Holdings B.V., a subsidiary of ours, agreed to make quarterly payments to the Real Shareholder starting in December 2013 of $1.1 million per quarter through the quarter ending September 30, 2017. As part of the agreement, Playa H&R Holdings B.V. provided the Real Shareholder 16 promissory notes, each with a value of $0.5 million, which will be returned to Playa H&R Holdings B.V. as each quarterly payment is made to the Real Shareholder. A portion of the $1.1 million quarterly payment is the related interest earned by the Real Shareholder as a lender holding $50.0 million of our outstanding Term Loan. The deferred consideration was measured at fair value on the acquisition date by taking the difference between the guaranteed quarterly amount of $1.1 million and the estimated quarterly interest to be received by the Real Shareholder on our Term Loan over the same four year period. The liability will be accreted over the four year payment term. As of December 31, 2015 and 2014, the remaining balance of such deferred consideration was $4.1 million and $6.1 million, respectively. As of June 30, 2016, the remaining balance of such deferred consideration was $3.1 million.

Transactions with related parties

Transactions between us and related parties during the years ended December 31, 2015 and 2014 and the six months ended June 30, 2016 and 2015 were as follows ($ in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
Dividends on Preferred Shares (3)	$(36,045)	$(30,128)	$(21,695)	$(16,100)
Deferred consideration accretion (1)	(189)	(924)	(95)	(95)
Interest expense on related party debt (1)	(1,995)	(2,068)	(987)	(992)
Franchise fees (2)	(6,205)	(3,560)	(7,931)	(2,899)
Lease payments (2)	(1,248)	(1,119)	(651)	(568)

Total transactions with related parties	$(45,682)	$(37,799)	$(31,359)	$(20,654)

(1)	Included in interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).
(2)	Included in direct expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).
(3)	Included in accretion and dividends of Preferred Shares in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Franchise fees are related to the rebranded resorts currently operating under the Hyatt All-Inclusive Resort Brands.

One of our offices is owned by our Chief Executive Officer, and we lease the space at that location through a third party. Lease payments related to this space were $1.0 million and $0.9 million for each of the years ended December 31, 2015 and 2014, respectively. Lease payments related to this space were $0.6 million and $0.5 million for the six months ended June 30, 2016 and 2015, respectively.

One of our offices in Cancún, Mexico is owned by an affiliate of the Real Shareholder, and we sublease the space through a third party. Lease payments related to this space were $0.2 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively. Lease payments related to this space were $0.1 million and $0.1 million for the six months ended June 30, 2016 and 2015, respectively.

Loan from Chief Executive Officer

In the fourth quarter of 2015, our Chief Executive Officer advanced $2.5 million to us in order to accelerate the completion of several capital projects prior to the high season. We repaid the loan in December 2015. The loan bore interest at LIBOR plus 1.75%.

Note 8. Commitments and contingencies

Litigation, claims and assessments

We are subject, currently and from time to time, to various claims and contingencies related to lawsuits, taxes and environmental matters, as well as commitments under contractual obligations. Many of these claims are covered under current insurance programs, subject to deductibles. We recognize a liability associated with commitments and contingencies when a loss is probable and reasonably estimable. Although the ultimate liability for these current matters cannot be determined at this point, based on information currently available, we currently do not expect that the ultimate resolution of such claims and litigation will have a material effect on our Consolidated Financial Statements.

The Dutch corporate income tax act provides the option of a fiscal unity, which is a consolidated tax regime wherein the profits and losses of group companies can be offset against each other. Our Dutch companies file as a fiscal unity, with the exception of Playa Romana B.V., Playa Romana Mar B.V. and Playa Hotels & Resorts B.V. As of January 1, 2016, Playa Resorts Holding B.V. replaced Playa Hotels & Resorts B.V. as the head of our Dutch fiscal unity and is jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

The Mexican tax authorities issued an assessment to one of our Mexican subsidiaries, which was valued at approximately $8.9 million as of June 30, 2016. In February 2014, we filed an appeal before the tax authorities, which was denied on May 26, 2014. On June 11, 2014, we arranged for the posting of a tax surety bond issued by a surety company in the amount of approximately $8.9 million, which guarantees the payment of the claimed taxes and other charges (and suspends collection of such amounts by the tax authorities) while our further appeal to the tax court is resolved. To secure reimbursement of any amounts that may be paid by the surety company to the tax authorities in connection with the surety bond, we provided cash collateral to the surety company in the amount of approximately $6.4 million. On August 15, 2014, we filed an appeal of the assessment with the tax court and continue to await notification of the outcome.

During the third quarter of 2015, we identified and recorded a potential Dutch operating tax contingency resulting from allocations to be made of certain corporate expenses from 2014 and 2015. We are working with local tax counsel to approach the local tax authorities to file any amended returns, as necessary. We have an estimated amount of $1.7 million as a tax contingency at June 30, 2016 that is recorded in other liabilities within the Consolidated Balance Sheet.

Electricity supply contract

One of our subsidiaries entered into an electricity supply contract wherein we committed to purchase electricity from a provider over a five-year period ending December 2019. In consideration for our commitment, we received certain rebates. Should this contract be terminated prior to the end of the five-year period, we will be obligated to refund to the supplier the undepreciated portion of (i) the capital investment it made to connect our facilities to the power grid (original amount approximately $1.4 million) and (ii) the unearned rebates we received (total unearned rebates of $1.6 million and $0.2 million as of December 31, 2015 and 2014, respectively, and total unearned rebates of $1.4 million as of June 30, 2016), in each case using a 20% straight-line depreciation per annum.

Leases and other commitments

We lease certain equipment for the operations of our hotels under various lease agreements. The leases extend for varying periods through 2020 and contain fixed components and utility payments. In addition, several of our administrative offices are subject to leases of building facilities from third parties, which extend for varying periods through 2021 and contain fixed and variable components.

Our minimum future rents, at December 31, 2015, payable under non-cancelable operating leases with third parties and related parties were as follows ($ in thousands):

2016	$1,048
2017	974
2018	554
2019	213
2020	96

Total	$2,885

Rental expense under non-cancelable operating leases, including contingent leases, consisted of $1.9 million and $2.7 million for the years ended December 31, 2015 and 2014, respectively, and $1.1 million and $1.0 million for the six months ended June 30, 2016 and 2015, respectively.

Note 9. Ordinary shares

As of December 31, 2015 and 2014 and June 30, 2016, our ordinary share capital consisted of 60,249,330 ordinary shares outstanding, which have a par value of $0.01 each. All ordinary shares have the same voting and economic rights. The difference between the fair value of our ordinary shares of $7.00 and the cash paid of $8.00 has been presented as a capital contribution.

The holders of our ordinary shares are entitled to receive dividends or distributions out of funds legally available, at the discretion of our shareholders at our General Meeting, subject to a proposal from our board of directors. They are also subject to any preferential dividend rights of outstanding Preferred Shares and are entitled to one vote per share at meetings of Playa. Upon the liquidation, dissolution, or winding up of Playa, the holders of ordinary shares will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Shares. Holders of ordinary shares have no redemption or conversion rights.

On May 20, 2014, we executed an agreement to repurchase all 4,145,798 of our ordinary shares held by Bancaja Participaciones, S.L., for an aggregate cash purchase price of $17.8 million. The closing of the repurchase took place on June 11, 2014.

On July 8, 2014, we executed an agreement to repurchase 1,228,086 of our ordinary shares held by Marathon Playa (BEL) SPRL, for an aggregate cash purchase price of $5.3 million. The closing of the repurchase took place on August 1, 2014.

Note 10. Preferred Shares

Holders of our Preferred Shares are entitled to preferred cumulative dividends of 12% per annum compounded quarterly, which changed from 10% on August 9, 2015, with such dividends to be exclusively paid in kind with additional Preferred Shares. The Preferred Shares are convertible at the option of the holders into our ordinary shares on the basis of one ordinary share for every Preferred Share held (at $8.40 each, as adjusted for share issuances, share dividends, share splits, Non-cash PIK Dividends, combinations, reorganizations, or otherwise). The holders of the Preferred Shares are entitled to “as converted” voting rights. For purposes of the conversion, all accrued and unpaid Non-cash PIK Dividends accumulated thereon are deemed to have been paid in Preferred Shares. Conversion may occur at any time up to an initial public offering of Playa. If the Preferred Shares have not been previously converted or redeemed, they can be redeemed at the option of the holder on or after August 15, 2021 at $8.40 each plus any accrued and unpaid dividends accumulated thereon. A portion of the Preferred Shares may also be redeemed at the election of the holders in connection with any equity offering made by us. In addition, we are entitled to redeem all of the Preferred Shares at any time beginning on August 13, 2015.

Preferred Shares Non-cash PIK Dividends are accumulated on a quarterly basis until the shares are converted or redeemed, subject to distributable profits. The accumulated Preferred Shares’ Non-cash PIK Dividends are recorded as reduction of paid-in capital.

The Preferred Shares and Preferred Shares’ accumulated Non-cash PIK Dividends have been classified as temporary equity and recorded as cumulative redeemable preferred shares in the Consolidated Balance Sheets; the holder has the option to convert them into ordinary shares in accordance with the articles of association, or receive cash on August 15, 2021.

The Preferred Shares carry certain liquidation preferences in the event of liquidation of Playa. In the event of a liquidation, dissolution or winding up of Playa, the assets remaining after payment of all of our debts (including any liquidation expenses) are to be distributed (i) first to the holders, if any, of Preferred Shares, an amount equal to the greater of (a) the nominal value of the Preferred Shares (to the extent paid-up) plus accrued and unpaid dividends accumulated thereon and (b) the amount the holders of Preferred Shares would receive if such shares plus any unpaid dividends accumulated thereon were converted into ordinary shares prior to such liquidation distribution, and (ii) second, the balance remaining to the ordinary shareholders in proportion to the aggregate nominal value of their ordinary shares.

Preferred Shares are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Face value	$275,000	$275,000	275,000
Issuance costs	—	(99)	—
Discount	—	(3,513)	—
Non-cash PIK Dividends	77,275	41,230	98,970

Net value of Preferred Shares	$352,275	$312,618	$373,970

Note 11. Debt

Debt consists of the following ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Debt Obligations
Term Loan - 4.00%	$366,562	$370,314	$364,688
Revolving Credit Facility	50,000	25,000	25,000
Senior Notes due 2020 - 8.00%	425,000	375,000	425,000

Total Debt Obligations	841,562	770,314	814,688

Unamortized (discount) premium
Discount on Term Loan	(1,102)	(1,381)	(959)
Premium on Senior Notes due 2020	4,494	3,693	4,080

Total unamortized (discount) premium	3,392	2,312	3,121

Unamortized debt issuance costs:
Term Loan	(7,018)	(9,041)	(6,014)
Senior Notes due 2020	(9,498)	(10,480)	(8,639)

Total unamortized debt issuance costs	(16,516)	(19,521)	(14,653)

Total Debt	$828,438	$753,105	$803,156

Aggregate debt maturities as of December 31, 2015 and June 30, 2016, for the future annual periods through December 31, 2019 and thereafter are as follows ($ in thousands):

	As of December 31, 2015	As of June 30, 2016
December 31,
2016(1)	$3,750	1,875
2017	3,750	3,750
2018	53,750	28,750
2019	355,312	355,313
Thereafter	425,000	425,000

Total	$841,562	$814,688

(1)	Year ended and remaining six months, respectively.

Senior Secured Credit Facility

Playa Resorts Holding B.V. (“Borrower”), a subsidiary of ours, holds a senior secured credit facility (“Senior Secured Credit Facility”), which consists of a term loan facility (“Term Loan”) which matures on August 9, 2019 and a revolving credit facility (“Revolving Credit Facility”) which matures on August 9, 2018.

Revolving Credit Facility

Our Revolving Credit Facility permits us to borrow up to a maximum aggregate principal amount of $50.0 million, matures on August 9, 2018 and bears interest at variable interest rates that are either LIBOR-based or based on an alternate base rate (“ABR Rate”) derived from the greatest of the federal funds rate, prime rate, euro-currency and the initial Term Loan rates with varying spreads for each. We are required to pay a commitment fee of 0.5% per annum on the daily undrawn balance. As of December 31, 2015, there was a $50.0 million outstanding balance on this Revolving Credit Facility and the remaining available line of credit was $0.0 million. As of December 31, 2014, there was a $25.0 million outstanding balance on this Revolving Credit Facility and the remaining available line of credit was $25.0 million. As of June 30, 2016, there was a $25.0 million outstanding balance on this Revolving Credit Facility and the remaining available line of credit was $25.0 million.

Term Loan

We borrowed $375.0 million under our Term Loan. Unamortized debt issuance costs of $6.0 million after the re-pricing (as discussed below) were carried over to the amended Term Loan.

Prior to February 26, 2014, our Term Loan bore interest at a rate per annum equal to LIBOR plus 3.75% (where the applicable LIBOR rate had a 1.0% floor) and interest was payable quarterly in cash in arrears on the last day of the interest period, beginning on November 8, 2013. At our option an alternate base rate derived from the greatest of the federal funds rate, prime rate, euro-currency and the initial term loan rate with varying spreads for each may be used. Our LIBOR-based rates can be tied to one, three or six month LIBOR periods, at our option, upon completion of each interest period.

On February 26, 2014, we re-priced our Term Loan. The amended Term Loan bears interest at a rate per annum equal to LIBOR plus 3.0% (where the applicable LIBOR rate has a 1.0% floor), which results in a reduction of 0.75% from the original Term Loan, and interest continues to be payable in cash in arrears on the last day of the applicable interest period (unless we elect to use the ABR Rate). Additional debt issuance costs of $3.7 million are being accreted on an effective interest basis over the term of the loan. As a result of this transaction we recognized a modification of debt expenses of $0.9 million.

The unamortized debt issuance costs are being accreted on an effective interest basis over its term.

Our Term Loan requires quarterly payments of principal equal to 0.25% of the $375.0 million original principal amount (approximately $0.9 million) on the last business day of each March, June, September and December. The remaining unpaid amount of our Term Loan is due and payable at maturity on August 9, 2019.

Senior Notes due 2020

We have issued 8.0% senior notes due August 15, 2020 (the “Senior Notes due 2020”) in an aggregate principal amount of $425.0 million. The Senior Notes due 2020 bear interest at a rate of 8.0% per annum payable semi-annually in cash in arrears on February 15 and August 15 of each year. The face amount of the Senior Notes due 2020 is due and payable at maturity on August 15, 2020.

At any time before August 15, 2016, we may redeem some or all of the Senior Notes due 2020 at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (if any) thereon, plus a make-whole premium. The amount of any make-whole premium is partially based, on the yield of U.S. Treasury securities with a comparable maturity at the date of redemption. In addition, at any time before August 15, 2016, we may redeem up to 35.0% of the Senior Notes due 2020 at 108.0% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (if any) thereon with net proceeds we receive from certain equity offerings.

At any time on or after August 15, 2016, we may redeem some or all of the Senior Notes due 2020 at the applicable redemption prices set forth below, if redeemed during the twelve-month period beginning on August 15th of the years indicated below:

Year	Redemption Price
2016	106%
2017	104%
2018	102%
2019 and thereafter	100%

The Senior Notes due 2020 are senior unsecured obligations of Playa Resorts Holding B.V. and rank equally with other senior unsecured indebtedness of Playa Resorts Holding B.V. The Senior Notes due 2020 are subordinated to any existing and future secured debt of Playa Resorts Holding B.V. to the extent of the value of the assets securing such debt, including our Senior Secured Credit Facility.

On February 14, 2014, we issued an additional $75.0 million of Senior Notes due 2020, bringing the aggregate outstanding principal amount of the Senior Notes due 2020 to $375.0 million. The additional notes were priced at 105.5% of their principal amount. Additional debt issuance premium of $4.1 million and debt issuance costs of $2.3 million are being accreted on an effective interest basis over the term of the notes.

On May 11, 2015, we issued an additional $50.0 million of the Senior Notes due 2020, bringing the aggregate outstanding principal amount of the Senior Notes due 2020 to $425.0 million. The additional notes were priced at 103% of their principal amount. Additional debt issuance premium of $1.5 million and debt issuance costs of $0.6 million are being accreted on an effective interest basis over the term of the notes.

Total unamortized debt issuance costs are being accreted on an effective interest basis over the term of the notes.

Debt Covenants

Our Senior Secured Credit Facility and the Senior Notes due 2020 contain a number of affirmative and restrictive covenants, including limitations on our ability to: place liens on our direct or indirect subsidiaries’ assets; incur additional debt; merge, consolidate or dissolve; sell assets; engage in transactions with affiliates; change our direct or indirect subsidiaries’ fiscal year or organizational documents; pay cash dividends and make restricted payments.

Playa Resorts Holding B.V., a direct subsidiary of ours, is the borrower under our Senior Secured Credit Facility. We have no independent assets or operations and the subsidiary issuer is a 100% owned finance subsidiary of ours. Our Senior Secured Credit Facility is guaranteed by all non-minor subsidiaries. All subsidiary guarantees are full and unconditional and joint and several. In addition, Playa is a guarantor under our Senior Secured Credit Facility, though its recourse is limited to its equity interest in the borrower.

Our Senior Secured Credit Facility also requires us to meet leverage ratio and interest coverage ratio financial covenants in each case measured quarterly as defined in our Senior Secured Credit Facility. We were in compliance with all applicable covenants as of December 31, 2015 and 2014 and June 30, 2016.

Note 12. Employee benefit plan

In accordance with labor law regulations in Mexico, certain employees are legally entitled to receive severance that is commensurate with the tenure they had with us at the time of termination. Liabilities are calculated using actuarial valuations by applying the “projected unit credit method.” Valuations were performed as of December 31, 2015 and 2014 based on the EMSSAH-09 and EMSSAM-09 mortality tables, applying a discount rate of 6.7% and 7.0% for December 31, 2015 and 2014, respectively, and a salary increase of 4.8% and 4.8% for December 31, 2015 and 2014, respectively, and estimated personnel turnover and disability. Liabilities are recognized as other liabilities in the Consolidated Balance Sheets. Actuarial gains and losses are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table sets forth our benefit obligation, funded status and accumulated benefit obligation ($ in thousands):

	As of December 31,
	2015	2014
Change in benefit obligation
Balance at beginning of period	$4,093	$6,461
Service cost	707	819
Interest cost	259	346
Actuarial (gain) loss	(289)	2,395
Effect of foreign exchange rates	(635)	(542)
Curtailment	(7)	(1,174)
Benefits paid	(215)	(4,212)

Balance at end of period	$3,913	$4,093

Underfunded status	$(3,913)	$(4,093)

Accumulated benefit obligation	$(2,123)	$(2,708)

There were no plan assets as of December 31, 2015 and 2014. Contributions are paid only to the extent benefits are paid. The net underfunded status of the plan as of December 31, 2015 and 2014 was $3.9 million and $4.1 million, respectively, which is recorded in other liabilities in the Consolidated Balance Sheets.

The following table presents the components of net periodic benefit cost ($ in thousands):

	Year Ended December 31,
	2015	2014
Service cost	$707	$277
Interest cost	259	346
Effect of foreign exchange rates	(1,177)	—
Amortization of prior service cost	5	58
Amortization of (gain) loss	(7)	34
Compensation-non-retirement post employment benefits	(40)	2,544
Settlement gain	(261)	—
Curtailment gain	(7)	(1,174)

Net periodic benefit (gain) cost	$(521)	$2,085

The net periodic benefit cost for the six months ended June 30, 2016 and 2015 was $0.1 million and $0.3 million, respectively.

The weighted average assumptions used to determine the benefit obligation as of December 31, 2015 and 2014 and the net periodic benefit cost for the years ended December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014
Discount rate	6.71%	7.00%
Rate of compensation increase	4.79%	4.79%

The following table represents our expected plan payments for the next five years and thereafter ($ in thousands):

2016	323
2017	331
2018	363
2019	377
2020	399
Thereafter	2,720

Total	$4,513

Note 13. Other balance sheet items

Trade and other receivables, net

The following summarizes the balances of trade and other receivables, net as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Gross trade and other receivables	$44,366	$32,696	$37,671
Allowance for doubtful accounts	(1,017)	(682)	(1,076)

Total trade and other receivables, net	$43,349	$32,014	$36,595

Financial instruments that are subject to credit risk consist primarily of trade accounts receivable. Trade accounts receivable are generated from sales of services to customers in the United States, Canada, Europe, Latin America and Asia. Our policy is to mitigate this risk by granting a credit limit to each client depending on the client’s volume and credit quality. In order to increase the initially established credit limit, approval is required from the credit manager. Each hotel periodically reviews the age of the clients’ balances and the balances which may be of doubtful recoverability.

We do not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when we become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. We also consider broader factors in evaluating the sufficiency of our allowances for doubtful accounts, including the length of time receivables are past due, significant one-time events and historical experience.

The gross carrying amount of the trade and other receivables balance is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. The allowance is based on historical loss experience, specific risks identified in collection matters, and analysis of past due balances identified in the aging detail. Our allowance for doubtful accounts as of December 31, 2015 and 2014 and June 30, 2016 was approximately $1.0 million, $0.7 million, and $1.1 million respectively. We have not experienced any significant write-offs to our accounts receivable.

The change in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 is summarized in the following table ($ in thousands):

	Balance at January 1	Additions	Deductions	Balance at December 31
Trade receivables allowance for the year ended
December 31, 2015	$(682)	$(938)	$603	$(1,017)
December 31, 2014	$(412)	$(714)	$444	$(682)

Prepayments and other assets

The following summarizes the balances of prepayments and other assets as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Advances to suppliers	$6,058	$21,544	$10,810
Prepaid income taxes	5,210	4,298	13,851
Prepaid other taxes(1)	34,247	21,868	31,153
Other Assets	7,160	5,544	5,763

Total prepayments and other assets	$52,675	$53,254	$61,577

(1)	Includes recoverable value-added tax and general consumption tax accumulated by our Mexico and Jamaica entities during remodeling respectively.

Goodwill

The gross carrying values and accumulated impairment losses of goodwill as of December 31, 2015 and 2014 are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Gross carrying value	$51,731	$51,731	$51,731
Accumulated impairment loss	—	—	—

Carrying Value	$51,731	$51,731	$51,731

Other intangible assets

The summary of other intangible assets as of December 31, 2015 and 2014 and June 30, 2016 consisted of the following ($ in thousands):

	As of December 31,		As of June 30,	Weighted average useful life
	2015	2014	2016
Strategic Alliance	$3,616	$3,616	$3,616
Advance Bookings	—	2,812	—
Licenses	981	971	998
Other	1,847	1,093	2,047

Acquisition Cost	6,444	8,492	6,661

Strategic Alliance	(2,978)	(2,574)	(3,179)
Advance Bookings	—	(2,812)	—
Other	(961)	(273)	(1,245)

Accumulated Amortization	(3,939)	(5,659)	(4,424)

Strategic Alliance	638	1,042	437	3 years
Advance Bookings	—	—	—
Licenses	981	971	998
Other	886	820	802	3 years

Carrying Value	$2,505	$2,833	$2,237

Amortization expense for intangibles was $1.1 million and $1.9 million for the years ended December 31, 2015 and 2014, respectively. Amortization expense for intangibles was $0.5 million and $0.5 million for the six months ended June 30, 2016 and 2015, respectively. Our licenses have indefinite lives. Accordingly, there is no associated amortization expense or accumulated amortization. At December 31, 2015 and 2014 and June 30, 2016, such indefinite lived assets totaled $1.0 million.

Amortization expense relating to intangible assets with finite lives for the years ending December 31, 2016 to 2020 is expected to be as follows ($ in thousands):

2016	$819
2017	580
2018	62
2019	36
2020	27

Total	$1,524

Trade and other payables

The following summarizes the balances of trade and other payables as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Trade payables	$26,299	$27,363	$22,463
Advance deposits	54,161	31,943	37,515
Withholding and other taxes payable	24,052	17,453	28,699
Accrued professional services	12,104	14,291	12,598
Interest payable	14,828	13,434	14,756
Payroll and related accruals	10,181	7,997	9,552
Other payables	10,410	13,404	9,030

Total trade and other payables	$152,035	$125,885	$134,613

Other liabilities

The following summarizes the balances of other liabilities as of December 31, 2015 and 2014 and June 30, 2016 ($ in thousands):

	As of December 31,		As of June 30,
	2015	2014	2016
Tax contingencies	$3,569	$2,002	$3,628
Pension obligations	3,913	4,093	3,936
Casino loan and license	1,149	1,265	1,092
Electricity supply contract	1,189	—	994
Other	230	268	284

Total other liabilities	$10,050	$7,628	$9,934

Note 14. Segment information

We consider each one of our hotels to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual hotels. Our operating segments meet the aggregation criteria and thus, we report three separate segments by geography: (i) Yucatán Peninsula, (ii) Pacific Coast and (iii) Caribbean Basin.

Our operating segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, all of whom represent our chief operating decision maker (“CODM”). Financial information for each reportable segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources. We did not provide a reconciliation of reportable segments’ assets to our consolidated assets as this information is not reviewed by the CODM to assess performance and make decisions regarding the allocation of resources.

The performance of our operating segments is evaluated primarily on adjusted earnings before interest expense, income tax benefit (provision), and depreciation and amortization expense (“Adjusted EBITDA”), which should not be considered an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. We define Adjusted EBITDA as net income (loss), determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax benefit (provision), and depreciation and amortization expense, further adjusted to exclude the following items: (a) other expense (income), net; (b) impairment loss, (c) management termination fees, (d) pre-opening expenses; (e) transaction expenses; (f) severance expenses; (g) other tax expense, (h) Jamaica delayed opening expenses, and (i) insurance proceeds.

There are limitations to using financial measures such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business and investors should carefully consider our U.S. GAAP results presented in our Consolidated Financial Statements.

The following tables present segment net revenue and a reconciliation to gross revenue and segment Adjusted EBITDA and a reconciliation to net income ($ in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
Revenue:
Yucatàn Peninsula	$204,294	$206,076	$132,757	$110,281
Pacific Coast	26,588	37,290	43,057	8,709
Caribbean Basin	168,311	115,094	105,280	91,527

Segment net revenue (1)	399,193	358,460	281,094	210,517
Other	131	314	4	167
Tips	9,021	8,463	6,158	4,206

Total gross revenue	$408,345	$367,237	$287,256	$214,890

(1)	Net revenue represents total gross revenue less compulsory tips paid to employees and other miscellaneous revenue not derived from segment operations.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
Adjusted EBITDA:
Yucatàn Peninsula	$82,466	$66,493	$60,799	$47,759
Pacific Coast	8,248	9,877	16,788	4,089
Caribbean Basin	35,634	31,353	37,003	26,455

Segment Adjusted EBITDA	126,348	107,723	114,590	78,303
Other corporate-unallocated	(24,667)	(17,890)	(14,248)	(10,351)

Total consolidated Adjusted EBITDA	101,681	89,833	100,342	67,952

Less:
Other expense (income), net	2,128	10,777	2,189	(398)
Impairment loss	—	7,285	—	—
Management termination fees	—	340	—	—
Pre-opening expenses(1)	4,105	12,880	—	1,597
Transaction expenses	5,353	12,347	2,671	2,656
Severance expenses	—	2,914	—	—
Other tax expense	1,949	1,190	662	1,591
Jamaica delayed opening expenses	(1,458)	2,269	—	47
Insurance proceeds(2)	(14,286)	—	(130)	(3,953)
Add:
Interest expense	(49,836)	(41,210)	(27,201)	(24,481)
Depreciation and amortization	(46,098)	(65,873)	(25,787)	(20,717)

Net income (loss) before tax	7,956	(67,252)	41,962	21,214

Income tax benefit	1,755	29,036	4,429	3,077

Net income (loss)	$9,711	$(38,216)	$46,391	$24,291

(1)	Represents pre-opening expenses incurred in connection with the expansion, renovation, repositioning and rebranding of Hyatt Ziva Cancún, Hyatt Ziva Puerto Vallarta, and Hyatt Ziva and Hyatt Zilara Rose Hall. Excludes pre-opening expenses incurred at Hyatt Ziva Los Cabos following Hurricane Odile, as those expenses were offset with proceeds from business interruption insurance.
(2)	Represents a portion of the insurance proceeds related to property insurance, including proceeds received in connection with Hurricane Odile in 2015, and not business interruption insurance proceeds. The business interruption insurance proceeds associated with Hurricane Odile were offset by the expenses incurred while Hyatt Ziva Los Cabos was closed and are included in net income (loss).

Note 15. Subsequent events

For our Consolidated Financial Statements as of December 31, 2015, and for the year ended December 31, 2015, we evaluated subsequent events through July 8, 2016, which is the date the financial statements were issued.

For our interim Consolidated Financial Statements as of June 30, 2016, and for the six months ended June 30, 2016, we have evaluated subsequent events through August 24, 2016, which is the date the interim financial statements were issued.

[INSERT INSIDE COVER IMAGE]

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

PLAYA HOTELS & RESORTS N.V.

Ordinary Shares

PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

, 2016

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Under Dutch law, indemnification provisions may be included in our articles of association and accordingly our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that reasonably could be believed to be in or not opposed to our best interests. In addition, upon the completion of this offering, we expect to enter into indemnification agreements with our directors and executive officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

We were formed in March 2013. Since the date of our formation, we have issued the securities listed in the table below. Each of the issuances was made in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

Ordinary Shares

Date of sale or issuance	Purchaser	Number of shares	Price per share	Price total
8/13/2013	Cabana Investors B.V.	33,845,251	$8.00	$270,762,000
8/13/2013	Playa Four Pack, L.L.C.	2,160,636	$8.00	$17,285,000
8/13/2013	PHR Investments S.a.r.l.	7,128,636	$8.00	$57,029,000
8/13/2013	Bancaja Participaciones, S.L. (Bankia)	4,145,798	$8.00	$33,166,000
8/13/2013	Marathon Playa (BEL) SPRL	1,964,939	$8.00	$15,720,000
8/13/2013	Bruce D. Wardinski	2,092,240	$8.00	$16,737,000
8/9/2013	HI Holdings Playa B.V.	14,285,714	$7.00	$100,000,000

Preferred Shares

Date of sale or issuance	Purchaser	Number of shares	Price per share	Price total
8/9/2013	HI Holdings Playa B.V.	26,785,714	$8.40	$225,000,000
8/13/2013	Compañia Hotelera Gran Playa Real S. de R.L. de C.V.	5,952,380	$8.40	$50,000,000

Debt Financing (Senior Notes due 2020)

Date of sale or issuance	Purchaser	Price total
8/9/2013	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$120,000,000
8/9/2013	Deutsche Bank Securities Inc.	$120,000,000
8/9/2013	Credit Suisse Securities (USA) LLC	$30,000,000
8/9/2013	Goldman, Sachs & Co.	$30,000,000
2/14/2014	Capital World Investors	$20,000,000
2/14/2014	Columbia Management Investment Advisers, LLC	$15,000,000
2/14/2014	T. Rowe Price Associates, Inc.	$10,000,000
2/14/2014	BlackRock Financial Management	$5,000,000
2/14/2014	Fidelity Management and Research Corporation	$5,000,000
2/14/2014	Lord Abbett & Company	$5,000,000
2/14/2014	Mackay Shields	$5,000,000
2/14/2014	Janus Capital Corporation	$3,000,000
2/14/2014	Nomura Corporate Research Asset Management Inc.	$2,000,000
2/14/2014	Standard Life Investments Ltd	$1,200,000
2/14/2014	Eaton Vance Management	$1,000,000
2/14/2014	Logan Circle Partners LP	$1,000,000
2/14/2014	Massachusetts Financial Services Company	$200,000
2/14/2014	Mackenzie Finan Corp	$200,000
2/14/2014	Morgan Stanley Investment Management, Inc.	$200,000
2/14/2014	Newfleet Asset Management LLC	$200,000
2/14/2014	Octagon Securities LLC	$200,000

Item 16. Exhibits and Financial Statements Schedules.

(a) Financial Statements

See page F-1 for an index of the financial statements included in this registration statement on Form S-1.

(b) Financial Statement Schedules

Schedule I-Condensed Financial Information of Registrant	S-1

Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in our consolidated financial statements or the notes thereto.

(c) Exhibits

The list of exhibits attached hereto is incorporated by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfax, state of Virginia, on , 2016.

PLAYA HOTELS & RESORTS B.V.

By:
Bruce Wardinski
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Larry Harvey and David Camhi, and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the ordinary shares under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: , 2016	By:
Bruce Wardinski Chairman and Chief Executive Officer (Principal Executive Officer)

Date: , 2016	By:
Larry Harvey (Principal Financial Officer and Principal Accounting Officer)

Date: , 2016	By:
H. Charles Floyd Director

Date: , 2016	By:
Stephen G. Haggerty Director

Date: , 2016	By:
Daniel J. Hirsch Director

Date: , 2016	By:
Hal Stanley Jones Director

Date: , 2016	By:
Elizabeth Lieberman Director

Date: , 2016	By:
Stephen L. Millham Director

Date: , 2016	By:
Arturo Sarukhan Director

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Balance Sheet

($ in thousands)

	As of December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$1	$14
Intercompany receivables from subsidiaries	4,666	4,584
Prepayments and other assets	80	31

Investment in subsidiaries	559,389	553,502

Total assets	$564,136	$558,131

LIABILITIES, CUMULATIVE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS” EQUITY
Trade and other payables	$1,603	$5,593
Intercompany payables to subsidiaries	16,543	15,775

Total liabilities	$18,146	$21,368

Cumulative redeemable preferred shares	352,275	312,618
Total shareholders’ equity	193,715	224,145

Total Assets	$564,136	$558,131

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Balance Sheet

($ in thousands)

	For the Year Ended December 31,
	2015	2014
Revenue	$7,352	$3,770
Selling, general and administrative expenses	(3,351)	(11,102)

Operating income (loss)	4,001	(7,332)

Interest income	152	152
Interest expense	(812)	(576)

Net income (loss) before equity in net loss of subsidiaries	3,341	(7,756)

Equity in net (loss) income of subsidiaries	6,370	(30,460)

Net income (loss)	$9,711	$(38,216)

Accretion and dividends of cumulative redeemable preferred shares	(39,657)	(35,991)

Net loss available to ordinary shareholders	$(29,946)	$(74,207)

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Balance Sheet

($ in thousands)

	For the Year Ended December 31,
	2015	2014
OPERATING ACTIVITIES:
Net cash provided by operating activities	$(13)	$4,116

INVESTING ACTIVITIES:
Investment in Subsidiaries	—	(12,000)
Net cash used in investing activities	—	(12,000)

FINANCING ACTIVITIES:
Proceeds from issuance of intercompany loans	—	(11,500)
Stock repurchases	—	(23,108)

Net cash used in financing activities	—	(11,608)

INCREASE IN CASH AND CASH EQUIVALENTS	(13)	(19,492)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	14	19,506

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$1	$14

SUPPLEMENTAL DISCLOSURES OF FINANCING ACTIVITIES
Accretion of issuance costs and discount on cumulative redeemable preferred shares	$3,612	$5,863
Non-cash PIK Dividends	$36,045	$30,128

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Notes to Condensed Financial Statements

1. Background and basis of presentation

Playa Hotels & Resorts B.V. (the “Company”) was incorporated as a private limited liability company in the Netherlands on March 28, 2013.

Concurrent with the Formation Transactions (as defined in Note 1 of the Company’s consolidated financial statements included elsewhere in this filing), Playa Hotels & Resorts B.V. (“Playa”) or (the “Company”) became the parent company (holding) of the Company’s portfolio through its only and wholly-owned subsidiary Playa Resorts Holding B.V. When presenting parent company financial statements, the Company accounts for its investment in subsidiaries using the equity method of accounting.

These condensed financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X, as the restricted net assets of Playa Resorts Holding B.V. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries. This information should be read in conjunction with the Company’s consolidated financial statements included elsewhere in this filing.

2. Restricted net assets of subsidiaries

Certain of the Company’s subsidiaries have restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to their financing arrangements. The amount of restricted net assets the Company’s subsidiaries held at December 31, 2015 and 2014 was approximately $559.4 million and $553.5 million, respectively. Such restrictions are on net assets of Playa Resorts Holding B.V. and its subsidiaries.

3. Transactions with related parties

Loan Receivable

On August 19, 2013, the Company entered into a $3.0 million short-term loan with BD Real Resorts S. de R.L. de C.V., due August 18, 2014. The loan bore 5.0% interest and was collected at maturity.

On August 18, 2014, the Company entered into a $3.0 million short-term loan with BD Real Resorts S. de R.L. de C.V., due August 18, 2015. The loan bore 5.0% interest and was collected at maturity.

On August 18, 2015, the Company entered into a $3.0 million short-term loan with BD Real Resorts S. de R.L. de C.V., due August 18, 2016. The loan bears 5.0% interest collectible at maturity.

Loan Payable

On August 13, 2013, the Company entered into a $3.6 million short-term loan with Playa H&R Holdings B.V., due August 12, 2014. The loan bore 4.5% interest payable at maturity.

On August 13, 2014, the Company entered into a $3.6 million short-term loan with Playa H&R Holdings B.V., due August 13, 2015. The loan bore 5.0% interest payable at maturity.

On August 13, 2015, the Company entered into a $3.6 million short-term loan with Playa H&R Holdings B.V., due August 13, 2016. The loan bears 5.0% interest payable at maturity.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Notes to Condensed Financial Statements

On May 30, 2014, the Company entered into a $11.5 million short-term loan with Resorts Room Sales, LLC, due May 29, 2015. The loan bore 5.0% interest payable at maturity.

On May 29, 2015, the Company entered into a $11.5 million short-term loan with Resorts Room Sales, LLC, due May 29, 2016. The loan bears 5.0% interest payable at maturity.

4. Commitments, contingencies, preferred shares and long-term obligations

The legal entity has guaranteed liabilities of certain consolidated group companies, as meant in article 2:403 of the Netherlands Civil Code. The legal entity is therefore jointly and severally liable for the liabilities arising from the legal acts of those group companies. The Company and its subsidiaries are involved in certain litigation and claims, including claims and assessments with taxing authorities, which are incidental to the conduct of its business.

The Company is head of the fiscal unity for corporate income tax of its Dutch subsidiaries, for that reason it is jointly and severally liable for the tax liabilities of the fiscal unity as a whole, with the exception of Playa Romana B.V. and Playa Romana Mar B.V.

For a discussion of the preferred shares of the Company and the commitments, contingencies, and long-term obligations of the subsidiaries of the Company, see Note 8, Note 10 and Note 11 of the Company’s consolidated financial statements included elsewhere in this filing.

5. Dividends from subsidiaries

The Company did not receive cash dividends for the period ended December 31, 2013 and received $7.4 million and $10.0 million cash dividends for the periods ended December 2015 and 2014, respectively.

EXHIBIT LIST

Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Deed of Amendment and Conversion (including the revised Articles of Association) of Playa Hotels & Resorts N.V.

4.1*	Form of Specimen Ordinary Share Certificate

4.2*	Indenture, dated as of August 9, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A.

4.3*	Supplemental Indenture, dated as of August 13, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A.

4.4*	Second Supplemental Indenture, dated as of February 26, 2014, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A.

5.1*	Opinion of NautaDutilh New York P.C. regarding the validity of the securities

10.1*	Registration Rights Agreement, dated as of , 2016, by and among Playa Hotels & Resorts B.V., Playa Four Pack, L.L.C., Cabana Investors B.V. and HI Holdings Playa B.V.

10.2*	Form of Director & Officer Indemnification Agreement

10.3*	Subscription Agreement, dated as of July 15, 2013, by and between Playa Hotels & Resorts B.V. and HI Holdings Playa B.V.

10.4*	Amendment to Subscription Agreement, dated as of August 8, 2013, by and between Playa Hotels & Resorts B.V. and HI Holdings Playa B.V.

10.5*	Master Investment Agreement, dated as of May 24, 2013, by and among Compañia Hotelera Gran Playa Real S. de R.L. de C.V., BD Operadora de Servicios de S.A. de C.V., Inmobiliaria Turística Real D. de R.L. de C.V., BD Real Resorts S. de R.L. de C.V., Hotel Gran Caribe Real S.A. de C.V., The Royal Cancún S. de R.L. de C.V., Royal Porto S.A. de C.V., Riviera Porto Real S.A. de C.V., Playa Gran de R.L. de C.V., Gran Desing & Factory S. de R.L. de C.V., Desarrollos GCR S. de R.L. de C.V., Inmobiliaria y Proyectos Trplaya S. de R.L. de C.V., Playa Hotels & Resorts B.V., Playa H&R Holdings B.V. and Playa Resorts Holding B.V.

10.6*	Playa Hotels & Resorts N.V. 2015 Omnibus Incentive Plan

10.7*	Form of Franchise Agreement by Franchisee named therein and Hyatt Franchising Latin America, L.L.C.

10.8*	Hotel Asset Purchase Agreement, dated as of May 6, 2013, by and among SFI Belmont, LLC, Rose Hall Resort, L.P. and Rose Hall Jamaica Resort B.V.

10.9*	First Amendment to Hotel Asset Purchase Agreement, dated as of June 25, 2013, by and among SFI Belmont, LLC, Rose Hall Resort, L.P. and Rose Hall Jamaica Resort B.V.

10.10*	Second Amendment to Hotel Asset Purchase Agreement, dated as of July 29, 2013, by and among SFI Belmont, LLC, Rose Hall Resort, L.P. and Rose Hall Jamaica Resort B.V.

10.11*	Sale and Purchase Agreement, dated as of August 9, 2013, by and between Playa Hotels & Resorts, S.L. and Playa Hotels & Resorts B.V.

10.12*

Credit Agreement, dated as of August 9, 2013, by and among Playa Hotels & Resorts B.V., Playa Resorts Holding

B.V., the Guarantors party thereto, Deutsche Bank AG New York Branch and the other lenders party thereto

Exhibit

10.13*

First Amendment to Credit Agreement, dated as of February 26, 2014, by and among Playa Resorts Holding B.V., the

Guarantors party thereto, Deutsche Bank AG New York Branch and the other lenders party thereto

10.14*

Second Amendment to Credit Agreement, dated as of May 27, 2014, by and among Playa Resorts Holding B.V., the

Guarantors party thereto, Deutsche Bank AG New York Branch and the other lenders party thereto

10.15*	Strategic Alliance Agreement, dated , 2016, by and among Hyatt Franchising Latin America, L.L.C. and Playa Hotels & Resorts B.V.

21.1*	List of Subsidiaries of Playa Hotels & Resorts N.V.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Mancera S.C.

23.3*	Consent of NautaDutilh New York P.C. (included in Exhibit 5.1)

23.4*	Consent of Jones Lang LaSalle

24.1*	Power of Attorney (included on signature page to the registration statement)

*	To be filed by amendment.